Form 40-F
period 2021-12-31
A2Z Smart Technologies Corp
filed 2022-04-01
CIK 1866030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number: [●]

A2Z Smart Technologies Corp.

(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

3569
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

1600-609 Granville Street
Vancouver, British Columbia
(647) 558-5564
(Address and telephone number of Registrant’s principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	AZ	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of common shares of the issuer outstanding as of December 31, 2021 was 26,326,488.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	NO [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [X]	NO [ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[ X ] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

A2Z Smart Technologies Corp. (the “Company” or “A2Z”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the TSX Venture Exchange and the Nasdaq Stock Market LLC (“NASDAQ”) under the trading symbol “AZ”.

In this Annual Report, references to “we”, “our”, “us”, the “Registrant”, the “Company”, or “A2Z Smart Technologies Corp.”, mean A2Z Smart Technologies Corp. and our wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements that reflect management’s expectations with respect to future events, the Registrant’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	risks related to the COVID-19 pandemic;

●	the new and unproven nature of our products under development;

●	our ability to achieve customer adoption of our products;

●	our dependence on assets we purchased from a related party;

●	our ability to enhance our brand and increase market awareness;

●	our ability to introduce new products and continually enhance our product offerings;

●	our dependence on component availability and pricing

●	the success of our strategic relationships with third parties;

●	our military products are subject to cyclical variations in the military market and changes in government spending

●	information technology system failures or breaches of our network security;

●	competition from competitors;

●	our reliance on key members of our management team;

●	future litigation; and

●	the impact of the political and security situation in Israel on our business.

Readers are cautioned that the above list of cautionary statements is not exhaustive.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 16 of the Annual Information Form for the year ended December 31, 2021, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks” on page 17 of the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2021, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Importantly, forward-looking statements are estimates reflecting Management’s current expectations and beliefs, and are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included under the heading “Managements Responsibility for Financial Statements” under the sub-heading “Evaluation of disclosure controls and procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated herein by reference.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the heading “Managements Responsibility for Financial Statements” under the sub-heading “Management’s report on internal controls over financial reporting” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated herein by reference.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included under the heading “Managements Responsibility for Financial Statements” under the sub-heading “Changes in internal controls over financial reporting” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Business Conduct and Ethics” (the “Code”) that applies to all members of the board of directors, officers, employees, consultants, contractors and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from A2Z Smart Technologies Corp.’s head office at 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, or by viewing the Registrant’s web site at https://a2zas.com/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Messrs. Rootenberg (Chair), Vered Lotan, and Yonatan de Jongh. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Our Board of Directors has determined that Alan Rootenberg:

●	qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F);

●	has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules); and

●	is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Marketplace Rules).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” under the sub-heading “Audit Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant’s external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2021, information with respect to the Registrant’s known contractual obligations in US Dollars:

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$989	$989	$-
Other accounts payable	$1,099	$704	$395
Loans	$641	$158	$483
Lease liability	$277	$126	$151
Total	$3,006	$1,977	$1,029

NASDAQ CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and complies with corporate governance requirements of both the TSX Venture Exchange and NASDAQ.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant has reviewed the NASDAQ corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

The Registrant does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its articles. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 5% of the issued and outstanding shares entitled to be voted at the meeting. In lieu of following Rule 5620(c), the Registrant follows the rules of the TSX Venture Exchange.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

A2Z SMART TECHNOLOGIES CORP.

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	Chief Executive Officer

DATE: March 31, 2022.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.3	Management’s Discussion and Analysis for the year ended December 31, 2021
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Conduct
99.9	Consent of BDO (PCAOB Name: BDO Ziv Haft Certified Public Accountants (Isr.) (1185))
101*	XBRL Document
104*	Cover Page Interactive Data File

*To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.