Form 40-F/A
period 2021-12-31
A2Z Smart Technologies Corp
filed 2022-04-08
CIK 1866030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

 Amendment No. 1

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number: 001-40472

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	AZ	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

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

Yes ☒	NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒	NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

A2Z Smart Technologies Corp. (the “Registrant” or the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 31, 2022 (the “Original Form 40-F”) for the sole purpose of submitting Exhibits 101 and 104 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibits 101 and 104 were omitted from the Registrant’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to our Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

A2Z SMART TECHNOLOGIES CORP.

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	Chief Executive Officer

DATE: April 8, 2022.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021
99.2**	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2021
99.4*	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Code of Conduct
99.9*	Consent of BDO (PCAOB Name: BDO Ziv Haft Certified Public Accountants (Isr.) (1185))
101**	XBRL Document
104**	Cover Page Interactive Data File

*Previously filed.

**Filed herewith