Form 40-F/A
period 2021-12-31
A2Z Smart Technologies Corp
filed 2023-02-28
CIK 1866030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 2

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

Auditor Name	Auditor Firm ID	Auditor Location
BDO Ziv Haft	1185	Tel-Aviv, Israel

EXPLANATORY NOTE

A2Z Smart Technologies Corp. (the “Registrant” or the “Company”) is filing this Amendment No. 2 on Form 40-F/A (“Amendment No. 2”) to the Company’s Annual Report on Form 40-F, dated April 1, 2022 (the “Original Form 40-F”) solely for the purpose of amending and restating in its entirety the “Nasdaq Corporate Governance” disclosure in its Original Form 40-F. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Nasdaq Corporate Governance disclosure of the Original Form 40-F is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including the Exhibit Index with this Amendment solely to file the certifications required under the Sarbanes-Oxley Act of 2002.

Except as set forth above, this Amendment No. 2 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 2 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

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

The Registrant does not follow Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable for ordinary common shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Columbia, Canada law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to our Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

A2Z SMART TECHNOLOGIES CORP.

By:	/s/ Gadi Graus
Name:	Gadi Graus
Title:	President and Director

DATE: February 28, 2023.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021
99.2*	Amendment No. 1 to the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021
99.3*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.4*	Management’s Discussion and Analysis for the year ended December 31, 2021
99.5**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9*	Code of Conduct
101**	XBRL Document
104**	Cover Page Interactive Data File

*Previously filed.

**Filed herewith