Form 20-F
period 2022-12-31
A2Z Smart Technologies Corp
filed 2023-03-27
CIK 1866030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of principal executive offices)

Bentsur Joseph

Chief Executive Officer

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

Tel: (647) 558-5564

(Name, telephone, email and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	AZ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2022, 30,945,322 common shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

A2Z SMART TECHNOLOGIES CORP.

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “A2Z,” “we,” “our,” “us,” “the company” or similar terms refer to A2Z Smart Technologies Corp. and its consolidated subsidiaries. We publish our consolidated financial statements in US dollars. In this Annual Report, unless otherwise specified, all references to “$” or “US$” means to the lawful currency of the United States, to “CAD$” to the lawful currency of Canada and to “NIS” are to lawful currency of Israel.

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended December 31, 2022, 2021 and 2020 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, and the industry in which we operate.

Risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

●	The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.
●	The Company expects that it will need to raise additional capital to meet the Company’s business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of the common shares to decline.
●	The Company’s business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact the business.
●	Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.
●	The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.
●	If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.
●	If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.
●	The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.
●	The Company’s growth depends, in part, on the success of the strategic relationships with third parties.
●	The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

●	Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.
●	Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.
●	The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.
●	A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.
●	The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.
●	The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.
●	The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.
●	The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.
●	The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.
●	If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.
●	The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.
●	The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.
●	The Company’s principal offices and customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.
●	The Company’s operations may be disrupted as a result of the obligation of management or key personnel to perform military service.
●	It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in the Annual Report are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.
●	The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.
●	A more active, liquid trading market for the common shares may not develop, and the price of the common shares may fluctuate significantly.
●	Concentration of ownership of the common shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.
●	Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.

●	The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the common shares by existing shareholders.
●	The common shares will be traded on more than one market and this may result in price variations.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to the Company’s Financial Position and Capital Requirements

The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.

The Company realized a net loss of approximately $19.3 million for the year ended December 31, 2022, $39.8 million for the year ended December 31, 2021 and $7.2 million for the year ended December 31, 2020. The Company has an accumulated deficit of $67 million as of December 31, 2022. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the common shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of common shares to lose all or part of such holder’s investment in the Company.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

The Company expects that it will need to raise additional capital to meet the Company’s business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of the common shares to decline.

Based on the Company’s projected cash flows and the cash balances as of the date of this Annual Report, the Company believes that it has sufficient cash to fund the Company’s obligations for at least the next twelve months. However, in order to meet the Company’s business objectives in the future, the Company expects that the Company will need to raise additional capital, which may not be available on reasonable terms or at all.

Additional capital would be used to accomplish the following:

●	finance the Company’s current operating expenses;
●	pursue growth opportunities;
●	hire and retain qualified management and key employees;
●	respond to competitive pressures;
●	comply with regulatory requirements;
●	maintain compliance with applicable laws; and
●	acquire complementary businesses and technologies.

Conditions in the capital markets are such that traditional sources of capital may not be available to the Company when needed or may be available only on unfavorable terms. The Company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of any potential future health crisis, such as the COVID 19 pandemic, and a number of other factors, many of which are outside the Company’s control, and on its financial performance. Accordingly, the Company cannot assure that the Company will be able to successfully raise additional capital at all or on terms that are acceptable to the Company. If the Company cannot raise additional capital when needed, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for the Company’s current shareholders. The terms of any securities issued by the Company in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of the Company’s securities then-outstanding. The Company may issue additional common shares or securities convertible into or exchangeable or exercisable for the common shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of the Company’s securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance, may cause the market price of the common shares to decline and existing shareholders may not agree with the Company’s financing plans or the terms of such financings. In addition, the Company may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The Company may also be required to recognize non-cash expenses in connection with certain securities the Company issues, such as convertible notes and warrants, which may adversely impact the Company’s financial condition. Furthermore, any additional debt or equity financing that the Company may need may not be available on terms favorable to the Company, or at all. If the Company is unable to obtain such additional financing on a timely basis, the Company may have to curtail its development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or the Company may have to cease its operations, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will need to invest significant time and require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to production and manufacturing costs (which are dependent on the costs of mechanical and electronic components of our products), research and development activities, sales activities including compensation for salespersons, development of additional software and hardware products for our current offerings, and marketing costs related to expansion into new markets.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume of sales and timing, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in customer preferences in the markets we serve, or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our expenses in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of share options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given period may be lower than expected.

Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

Our reporting currency is the US Dollar and our functional currency is the New Israeli Shekel (“NIS”). Our key expenses and revenues are currently primarily payable in NIS and U.S. In addition, we receive and have received funding in CAD, U.S. dollars, and NIS. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and revenues in U.S. dollars, and potential cash flow shortage. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

Risks Related to the Company and the Company’s Business

The Company’s business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact the business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to Israel and the United States, and infections have been reported globally. Many countries around the world, including in Israel, have significant governmental measures implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. The nature of the Company’s work in Israel is such that the Company is considered an essential service industry, and therefore, is generally able to continue all of its operations in Israel with little disruption. Initially, the Company implemented remote working and work-place protocols for its employees in accordance with Israeli government requirements. The Company has now returned to its regular work-place structure. Nevertheless, the COVID-19 pandemic has resulted in delays in receiving service orders from customers which has resulted in a decrease in revenues in recent periods.

Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.

The Company’s ability to achieve customer adoption of its retail automation solutions and civilian technology will depend, in part, on the ability to effectively establish, focus and train a sales and marketing force. The Company’s Cust2Mate retail automation solution only recently entered the commercialization phase. The Company’s ability to achieve significant revenue growth in the future will depend, in part, on the Company’s ability to recruit, train and retain a sufficient number of experienced sales professionals. In addition, even if the Company is successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at new markets. Because the Company only recently started sales efforts for the retail automation solutions, the Company cannot predict whether, or to what extent, the sales efforts will be successful.

The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.

In both the retail automation and civilian technology market, the decision to adopt the Company’s products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and information technology. In addition, the Company expects that while a customer may be willing to deploy the Company’s products on a limited basis, before they will commit to deploying the products at scale, they will require extensive education about the Company’s products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. As a result, it is difficult to predict when the Company will obtain new customers and begin generating revenue from these customers. As part of the sales cycle, the Company may incur significant expenses before executing a definitive agreement with a prospective customer and before the Company is able to generate any revenue from such agreement. The Company has no assurance that the substantial time and money spent on the sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and the Company will be unable to recover any of these expenses. If the Company is not successful in targeting, supporting and streamlining the sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, the Company’s ability to grow its business, and its operating results and financial condition may be adversely affected. If the sales cycles lengthen, the Company’s future revenue could be lower than expected, which would have an adverse impact on the operating results and could cause the Company’s share price to decline.

If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.

The Company believes that enhancing the “A2Z” and “Cust2Mate” brand identity and increasing market awareness of the Company and products is critical to achieving widespread acceptance of the Company’s products. The Company’s ability to penetrate its target markets may be adversely affected by a lack of awareness or acceptance of the brand. To the extent that the Company is unable to foster name recognition and affinity for the brand, the growth may be significantly delayed or impaired. The successful promotion of the Company’s brand will depend largely on the marketing efforts, market adoption of the products, and the ability to successfully differentiate the Company’s products from competing products and services. The Company’s brand promotion may not be successful or result in revenue generation. Any incident that erodes consumer affinity for the brand could significantly reduce the brand value and damage the Company’s business. If consumers perceive or experience a reduction in quality, or in any way believe the Company may fail to deliver a consistently positive experience, the brand value could suffer, and the business may be adversely affected.

If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.

The Company’s ability to attract new customers depends in part on the ability to enhance and improve the existing technology, increase adoption and usage of the solutions and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, and overall market acceptance. Enhancements and new products that the Company develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with other products or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, the ability to increase the usage of the Company’s solutions and technology depends, in part, on the development of new use cases and may be outside of the Company’s control. If the Company is unable to successfully enhance the existing solutions and technology to meet evolving customer requirements, increase adoption and usage, develop new products, then the business, results of operations and financial condition would be adversely affected.

The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.

The Company must continue to enhance and improve the performance, functionality and reliability of its technology. The technology markets in which the Company competes are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render its products obsolete. The Company’s success will depend, in part, on the ability to both internally develop and enhance existing technology, develop new products that address the increasingly sophisticated and varied needs of the Company’s customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of the Company’s technology involves significant technical and business risks. The Company may fail to use new technologies effectively or to adapt its proprietary technology and systems to customer requirements or emerging industry standards. If the Company is unable to adapt to changing market conditions, customer requirements or emerging industry standards, the Company may not be able to increase its revenue and expand its business.

The Company depends on one customer for the smart-cart sales, a major source of the Company’s current revenues; the loss of this customer may have a material adverse effect on the Company’s operating results.

Currently, one customer is responsible for a significant portion of the Company’s smart-cart revenues. During the years ended December 31, 2022, 2021 and 2020, this customer constituted 40%, 0% and 0% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

The Company’s growth depends, in part, on the success of the strategic relationships with third parties.

To grow the business, the Company anticipates that the Company will continue to depend on relationships with third parties, such as the Company’s customers, suppliers and software providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing or maintaining its relationships with third parties, the Company’s ability to compete in the marketplace or to grow the Company’s revenue could be impaired, and the results of operations may suffer. Even if the Company is successful, the Company cannot assure you that these relationships will result in increased customer usage of the products or increased revenue.

The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

The Company relies on other companies to provide components and subsystems for its technology and to produce hardware elements and sub-assemblies, provide software and intellectual property, provide information about the parts they supply to the Company, and to do so in compliance with all applicable laws, regulations and contract terms. Disruptions or performance problems caused by the Company’s subcontractors and suppliers, or a misalignment between the Company’s contractual obligations and the agreement with its subcontractors and suppliers, could have various impacts on the Company, including on the ability to meet the Company’s commitments to customers.

The Company’s ability to perform its obligations on time could be adversely affected if one or more of the Company’s subcontractors or suppliers were unable to provide the agreed-upon products, materials or information, or perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise to meet the requirements of the contract. Changes in political or economic conditions, including changes in defense budgets or credit availability or sanctions, or other changes impacting a subcontractor or supplier (including changes in ownership or operations), as well as their ability to retain talent and other resources, and requirements or changes in requirements imposed on them by other customers, could adversely affect the financial stability of the Company’s subcontractors and suppliers and/or their ability to perform. The inability of the Company’s suppliers to perform, or their inability to perform adequately, could also result in the need for the Company to transition to alternate suppliers, which could result in significant incremental cost and delay or the need for the Company to provide other resources to support its existing suppliers. This risk may increase as the demands grow for the Company’s subcontractors and suppliers to meet extensive government-related cyber and other requirements.

If the Company’s subcontractors or suppliers fail to perform or the Company is unable to procure, or experience significant delays in deliveries of, needed products, materials or services; or if they do not comply with all applicable laws, regulations, requirements and contract terms, including if what the Company received is counterfeit or otherwise improper, the Company’s financial position, results of operations and/or cash flows could be materially adversely affected.

Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.

The Company’s operations depend upon the ability to protect the Company’s computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of the computer systems or network infrastructure that causes an interruption in the operations could have a material adverse effect on the business and subject the Company to litigation or actions by regulatory authorities. Although the Company employs both internal resources and external consultants to conduct auditing and testing for weaknesses in the systems, controls, firewalls and encryption and intend to maintain and upgrade the Company’s security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.

The Company has discovered and expects that the Company will continue to discover errors, failures and bugs in its technology and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in the platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of the Company’s technology, loss of competitive position, or claims by customers for losses sustained by them. In such an event, the Company may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.

In connection with the operation of the business, the Company stores, processes and transmits data, including personal and payment information, about the Company’s employees and customers, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through the information systems, whether by the Company’s employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs. Such disclosure, loss or breach could harm the Company’s reputation and subject the Company to government sanctions and liability under the contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices the Company and its third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as the Company introduces new products and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which the Company provides services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to the Company’s reputation in the marketplace.

A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging the Company’s reputation. Any person who circumvents the security measures could steal proprietary or confidential customer information or cause interruptions in the Company’s operations. The Company incurs significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.

The Company designs and develops advanced and innovative products and services, which are applied by the customers in a variety of environments, including some under highly demanding operating conditions. Problems and delays in development or delivery, or system failures, as a result of issues with respect to design, technology, intellectual property rights, labor, inability to achieve learning curve assumptions, inability to manage effectively a broad array of programs, manufacturing materials or components, or subcontractor performance could prevent the Company from meeting requirements and create significant risk and liabilities. Similarly, failures to perform on schedule or otherwise to fulfill the contractual obligations could negatively impact the Company’s financial position, reputation and ability to win future business. If the Company is unable to meet its obligations, including due to issues regarding the design, development or manufacture of the products or services, it could have a material adverse effect on the Company’s reputation, the ability to compete for other contracts and the financial position, results of operations and/or cash flows.

The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.

The Company endeavors to obtain insurance agreements from financially solid, responsible, highly rated counterparties in established markets to cover significant risks and liabilities. Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Even if insurance coverage is available, the Company may not be able to obtain it at a price or on terms acceptable to the Company. Disputes with insurance carriers, including over policy terms, reservation of rights, the applicability of coverage (including exclusions), compliance with provisions (including notice) and/or the insolvency of one or more of the insurers may significantly affect the availability or timing of recovery, and may impact the Company’s ability to obtain insurance coverage at reasonable rates in the future.

In some circumstances the Company may be entitled to certain legal protections or indemnifications from its customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover the risks or losses, it could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company may face intense competition and expects competition to increase in the future, which could prohibit the Company from developing a customer base and generating revenue.

The Company faces significant competition in every aspect of the business. Many companies that the Company competes with may already have an established market in the industries in which the Company competes and most of these companies have significantly greater financial and other resources than the Company and have been developing their products and services longer than the Company has been developing theirs. In addition, some of the Company’s larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing the Company’s products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in the Company’s market could change rapidly and significantly as a result of technological advancements, partnering by the Company’s competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with the Company’s products. In addition, some of the Company’s competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and the loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm the Company’s ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with the Company’s products. Any failure to meet and address these factors could harm the Company’s business, results of operations and financial condition.

The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.

The success of the business continues to depend to a significant degree upon the continued contributions of the Company’s senior officers and key employees, both individually and as a group. The Company’s future performance will be substantially dependent in particular on the ability to retain and motivate Bentsur Joseph, the Chief Executive Officer, senior officers or other key employees could have a material adverse effect on the business and plans for future development. The Company has no reason to believe that the Company will lose the services of any of these individuals in the foreseeable future; however, the Company currently has no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in the Company’s operations. The Company also does not maintain any key man life insurance policies for any of its employees.

The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.

The Company’s operating results and growth opportunities are heavily dependent upon the ability to attract and retain sufficient personnel with security clearances and requisite skills in multiple areas, including science, technology, engineering and math. Additionally, as the Company grows its international business, it is increasingly important that the Company is able to attract and retain personnel with relevant local qualifications and experience. In addition, in a tightened labor market, the Company is facing increased competition for talent, both with traditional defense companies and commercial companies. If qualified personnel are scarce or difficult to attract or retain or if the Company experiences a high level of attrition, generally or in particular areas, or if such personnel are unable to obtain security clearances on a timely basis, the Company could experience higher labor, recruiting or training costs in order to attract and retain necessary employees.

If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.

The Company’s growth may strain the Company’s infrastructure and resources. Any such growth could place increased strain on the Company’s management, operational, financial and other resources, and the Company will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with the Company’s business objectives could have a material adverse effect on the business, results of operations and financial condition.

We are subject to certain Israeli, U.S. and foreign anti-corruption anti-money laundering and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, Israeli, U.S. and foreign anticorruption, anti-money laundering and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated entities. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.

The size, nature and complexity of the business make the Company susceptible to investigations, claims, disputes, enforcement actions, prosecutions, litigation and other legal proceedings, particularly those involving governments (including federal, state and outside the U.S.). The Company may become subject to investigations, claims, disputes, enforcement actions and administrative, civil or criminal litigation, arbitration or other legal proceedings globally and across a broad array of matters, including, but not limited to, government contracts, commercial transactions, false claims, false statements, antitrust, mischarging, contract performance, fraud, procurement integrity, products liability, privacy, warranty liability, the use of hazardous materials, personal injury claims, environmental, shareholder derivative actions, prior acquisitions and divestitures, intellectual property, tax, employees, export/import, anti-corruption, labor, health and safety, accidents, launch failures and employee benefits and plans, including plan administration, and improper payments. These matters could divert financial and management resources; result in administrative, civil or criminal fines, penalties or other sanctions (which terms include judgments or convictions and consent or other voluntary decrees or agreements), compensatory, treble or other damages, non-monetary relief or actions, or other liabilities; and otherwise harm the business and the Company’s ability to obtain and retain awards. Government regulations provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges for the company or one or more of its components. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on the company because of its reliance on government contracts and export authorizations. An investigation, claim, dispute, enforcement action or litigation, even if not substantiated or fully indemnified or insured, could also negatively impact the Company’s reputation among its customers and the public, and make it substantially more difficult for the Company to compete effectively for business, obtain and retain awards or obtain adequate insurance in the future. Investigations, claims, disputes, enforcement actions, litigation or other legal proceedings could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.

The Company has implemented policies, procedures, and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on the Company’s behalf or with the Company that would violate the applicable laws of the jurisdictions in which the Company operates, including laws governing the protection of classified information, procurement integrity, information security and data privacy, or the terms of the Company’s contracts. However, the Company cannot ensure that the Company will prevent all such misconduct committed by its employees, agents, subcontractors, suppliers, business partners or others working on the Company’s behalf or with the Company. This risk of improper conduct may increase as the Company continues to expand globally and do business with new partners. Improper actions by those with whom or through whom the Company does business (including the Company’s employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject the Company to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact the Company’s reputation and ability to conduct business and could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company may not generate the expected benefits of the acquisition of Cust2Mate and Isramat, and the acquisition of same could disrupt the Company’s ongoing business, distract management and increase the Company’s expenses.

The Company acquired a controlling interest in Cust2Mate and all of the issued and outstanding shares of Isramat with the expectation that the acquisition of such entities will result in various benefits. Achieving the anticipated benefits of the acquisition of Cust2Mate and Isramat is subject to a number of uncertainties, including whether the Company’s business and the businesses of Cust2Mate and Isramat can be integrated in an efficient and effective manner. The Company may not be able to accurately forecast the performance or ultimate impact of the acquisition of Cust2Mate and Isramat. It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, additional and unforeseen expenses, the disruption of the Company’s ongoing business, processes and systems, or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the Company’s ability to achieve the anticipated benefits of the acquisition of Cust2Mate and Isramat. There may be increased risk due to integrating financial reporting and internal control systems. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits, expense savings and synergies will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the Company’s future business, financial condition, operating results and prospects.

The success of the acquisition of Cust2Mate and Isramat, depends upon effective integration and management of the acquired business into the Company’s operations, which is subject to risks and uncertainties, including realizing the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the Cust2Mate and Isramat business or assets. The Company will be required to devote significant management attention and resources to integrate the business and operations of Cust2Mate and Isramat.

The Company may also in the future engage in further acquisitions to expand its product and service offerings. These acquisitions involve risks and uncertainties such as:

●	the Company’s pre-acquisition due diligence may fail to identify material risks;

●	significant acquisitions may negatively impact the Company’s financial results, including cash flow and financial liquidity;

●	significant goodwill assets recorded on the Company’s consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;

●	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

●	the Company may not integrate newly acquired businesses and operations in an efficient and cost-effective manner;

●	relocation or combination of facilities of acquired businesses may be more costly or time consuming than planned;

●	the Company may fail to achieve the strategic objectives, synergies, cost savings and other benefits expected from acquisitions;

●	the technologies acquired may not prove to be those needed to be successful in the Company’s markets or may not have adequate intellectual property rights protection;

●	the Company may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in the Company incurring successor liability;

●	the Company may fail to retain key employees of the acquired businesses;

●	the attention of senior management may be diverted from its existing operations;

●	the Company may be exposed to potential shareholder claims if the Company acquires a significant interest in a publicly traded company; and

●	the Company could be subject to more restrictive regulations by the local authorities after the acquisition, including regulations relating to foreign ownership of local companies.

The Company cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on the Company’s financial condition and results of operation.

If the Company expands its operations into other parts of the world, the Company will face certain additional risks and challenges.

The Company may expand its operations into other jurisdictions around the world as part of the Company’s business expansion plans, which will subject the Company to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, theft or vandalism, economic instability, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws and regulations, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

There are tax risks we may be subject to in carrying on business in Israel and Canada.

We are incorporated in British Columbia, with subsidiaries in Israel. Since we are operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

Our products may be subject to the recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of our products were to be recalled due to an alleged product defect, safety concern or for any other reason, we could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of our products by our customers and regulators, requiring further management time and attention and potential legal fees, costs and other expenses.

If we release defective products or services, our operating results could suffer.

Products designed and released by us involve testing and verification, assembly processes, and quality and functionality inspection and are difficult to develop and manufacture. While we have quality controls in place to detect and prevent defects in our products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in our products before they have been released into the marketplace. In such an event, we could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm our business and operating results.

Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes.

Our products are comprised of and rely on complex and sensitive electronic hardware, algorithms, software, user-friendly interfaces and tightly integrated, electromechanical designs. Despite testing, our products could contain defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce tour operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against it. A defect, error or failure in one of our products could result in failure or damage to the products it is embedded in, or property damage, injury, death and/or significant damage our reputation and support for our services in general. We anticipate this risk will grow as more and more products using our products are deployed.

We cannot provide any assurance that we have or will have insurance adequate to protect us from material judgments and expenses related to potential future claims or that such insurance will be available in the future at economical prices or at all. Even if we are fully insured as it relates to a particular claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations.

Our senior management team has limited experience managing a public company listed on a U.S. or Canadian exchange, and regulatory compliance may divert its attention from the day to day management of our business.

The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company listed on a U.S. or Canadian exchange and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies listed on a U.S. or Canadian exchange. Our senior management team may not successfully or efficiently manage our transition as a recently listed public company subject to significant regulatory oversight and reporting obligations under both Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day to day management of our business.

Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our common shares.

The reporting and other obligations related to being a public company will place significant demands on our management, administrative, operational and accounting resources. If we are unable to meet such demands in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of our common shares.

In addition, we do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all.

Failure to remediate material weakness in internal accounting controls could result in material misstatements in our financial statements.

Our management has identified a material weakness in our internal control over financial reporting related to lack of sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process, and because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. Our management has concluded that, due to such material weakness, our internal controls over financial reporting were not effective as of December 31, 2022.

To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we are strengthening our controls financial reporting, with the assistance of outside consultants, experts in the controls and procedures over financing reporting. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

Such changes may not, however, be effective in establishing the adequacy of our internal control over financial reporting. If the material weakness is not adequately remedied, or if we identify further material weaknesses in our internal controls, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our securities. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may materially adversely affect the price of our securities.

We may experience adverse effects on our reported results of operations as a result of adopting new accounting standards or interpretations.

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors and, as a result, adversely affect the price of our common shares and result in a less active trading market for our common shares.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our common shares less attractive because of our reliance on some or all of these exemptions. If investors find our common shares less attractive, it may cause the trading price of the common shares to decline and there may be a less active trading market for our common shares.

We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;
●	the last day of the fiscal year in which we qualify as a “large accelerated filer”;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and
●	the last day of the fiscal year in which the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.

We will be affected by operational risks and may not be adequately insured for certain risks.

We will be affected by a number of operational risks and we may not be adequately insured for certain risks, including: product liability litigation, as we do not have product liability insurance; labor disputes; further workforce reductions; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; cyber-attacks and ransom requests; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our technologies, personal injury or death, environmental damage, adverse impacts on our operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition. Also, we may be subject to or affected by liability or sustain loss for certain risks and hazards against which we cannot insure or which we may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete.

Continuing technological changes in the market for our products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new technologies, innovations, capabilities and enhancements to our existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer products. Delays in introducing new products, technologies and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain materials, mechanical parts, hardware and electronics components, various subsystems and manufacturing and assembly services from a limited group of suppliers and sub-contractors. We do not have long-term agreements with any of these suppliers or sub-contractors that obligate them to continue to sell materials, components, subsystems, or provide manufacturing services to us. Our reliance on these suppliers or sub-contractors involves significant risks and uncertainties, including whether our suppliers or sub-contractors will provide an adequate supply of required components, subsystems, or services of sufficient quality, will increase prices for the components, subsystems or services and will perform their obligations on a timely basis. As of the date of this report, the Company has not experienced any delays or shortages in the supply of critical components or raw materials used for manufacturing its products.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Specifically, the electronics components shortage crisis, a unique result of the COVID-19 pandemic, negatively affected our market segment by increased delivery lead time and increased purchase prices of components used under certain of our products, which resulted in delay in delivery time of our products to our customers, and had negative effect on our revenues and profitability. Please see Risk Factors – The Company’s business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact the business. Similarly, the market for electronic components is subject to cyclical reductions in supply, outside of COVID-19. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers or sub-contractors become financially unstable, then we may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

We believe that brand recognition is an important factor to our success. If we fail to promote our brands successfully, or if the expenses of doing so are disproportionate to any increased net sales we achieve, it would have a material adverse effect on our business, prospects, financial condition and results of operations. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about us or our industry, the quality and reliability of our technologies, products and services, our risk management processes, changes to our technologies, products and services, our ability to effectively manage and resolve customer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our technologies, products and services. Harm to our brand can arise from many sources, including; failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

Risks Related to our Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property, know-how and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets other contractual provisions, to protect our intellectual property and other proprietary rights. However, most of our technology and know-how is not patented, and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than the U.S. may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may have to initiate lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.

Patent applications in prosecuting have no guarantee that they will be granted, or if granted that the scope of protection will be adequate. A Freedom to Operate search has not been performed and there is no guarantee that the company is not infringing other patents. The Company’s ability to implement the business plan successfully depends in part on the ability to build brand recognition using the Company’s trademarks, service marks and other proprietary intellectual property, including the Company’s names and logos. The Company currently has no registered trademarks. While the Company plans to register a number of its trademarks; no assurance can be given that the Company’s trademark applications will be approved. No assurance can be given that the Company’s patent applications which are in process will be approved. If the Company’s patent applications are not approved, the ability to expand or develop the business may be negatively affected.

Third parties may also oppose the Company’s trademark or patent applications, or otherwise challenge the use of the trademarks or patents. In the event that the trademarks or patents are successfully challenged, the Company could be forced to rebrand its goods and services or redesign its technology, which could result in loss of brand recognition, and could require the Company to devote resources to advertising and marketing new brands and products.

If the Company’s efforts to register, maintain and protect its intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on the intellectual property, the value of the Company’s brands may be harmed, which could have a material adverse effect on the business and might prevent the Company’s brands from achieving or maintaining market acceptance. The Company may also face the risk of claims that the Company has infringed third parties’ intellectual property rights. If third parties claim that the Company infringes upon their intellectual property rights, the Company’s operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require the Company to rebrand its services, if feasible, divert management’s attention and resources or require the Company to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company could result in the Company being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on the operating profits and harm the Company’s future prospects.

The Company also relies significantly upon proprietary technology, information, processes and know-how. The Company typically seeks to protect this information, including by entering into confidentiality agreements with its employees and other parties such as consultants, teammates and subcontractors. These agreements and other measures may not provide adequate protection for the Company’s trade secrets and other proprietary information. In the event of an infringement of such intellectual property rights, a breach of a confidentiality agreement, a misuse or theft of the Company’s intellectual property or divulgence of proprietary information, the Company may not have adequate legal remedies. In addition, the Company’s trade secrets, or other proprietary information may otherwise become known or be independently developed by competitors.

If the Company is unable to adequately exploit its intellectual property rights, to protect its intellectual property rights, or to obtain rights to intellectual property of others, it could have a material adverse effect on the Company’s reputation, ability to compete for and perform on contracts, financial position, results of operations and/or cash flows.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office (the “USPTO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business.

While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of a patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International

Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of our products throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and their products may compete with our products.

Risks Related to the Company’s Operations in Israel

The Company’s principal offices and customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

The Company’s operational offices and customers are located in Israel. In addition, all of the Company’s employees and officers, and one of the directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect the business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel, including into the Haifa area, where the Company’s facility is located, causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, in November 2012 and again in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns, as well as other tension and violence between Israel and Palestinian Arab groups and individuals. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, and the militant group known as the Islamic State of Iraq and Syria.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit the Company’s ability to sell its products to customers in those countries. Similarly, Israeli corporations are limited in conducting business with entities from several countries. Parties with whom the Company may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom the Company may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on the Company’s facilities including the corporate office or on the facilities of the Company’s local suppliers, in which event all or a portion of the Company’s inventory may be damaged, and the ability to deliver products to customers could be materially adversely affected.

Furthermore, the war and terrorism insurance the Company maintains may not be adequate to cover the losses associated with armed conflicts and terrorist attacks. Although the Israeli government in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, the Company cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate the Company fully for damages incurred. Any losses or damages incurred by the Company could have a material adverse effect on the business.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect the Company’s operations and product development, cause the Company’s revenues to decrease and adversely affect the share price.

The Company’s operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

The Company’s operations could also be disrupted by the obligations of personnel to perform military service. Some of the Company’s employees and independent contractors may be called upon to perform up to 54 days in each three-year period (and in the case of military officers, up to 84 days in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. The Company’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect the business and results of operations.

It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in this Annual Report are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.

The Company is incorporated in British Columbia, Canada. Other than Alan Rootenberg, all of the executive officers and directors reside in Israel, and substantially all of the Company’s assets and a substantial portion of the assets of these persons are located in Israel. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of Canadian securities laws, may not be collectible in the Canada and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in Israel or to assert Canadian securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company in Israel, one may not be able to collect any damages awarded by either a Canadian or foreign court.

The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.

Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment are regarded as “service inventions” and are owned by the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Section 134 of the Patents Law provides that if no agreement between an employer and an employee exists that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, then such matters may, upon application by the employee, be decided by a government-appointed compensation and royalties committee established under the Patents Law, or the Committee. Although the Company’s employees have agreed to assign to the Company all rights to any intellectual property created in the scope of their employment and most of the current employees, including all those involved in the development of the Company’s intellectual property, have agreed to waive their economic rights with respect to service inventions, the Company cannot assure you that claims will not be brought against the Company by current or former employees demanding remuneration in consideration for assigned service inventions. If any such claims were filed, the Company could potentially be required to pay remuneration to the Company’s current or former employees for such assigned service inventions, or be forced to litigate such claims, which could negatively affect the business.

Risks Related to the Common Shares

An investment in the common shares is speculative and there can be no assurance of any return on any such investment.

An investment in the Company’s common shares is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

A more active, liquid trading market for the common shares may not develop, and the price of the common shares may fluctuate significantly.

Although the common shares are listed on the TSX Venture Exchange (“TSXV”) and the Nasdaq Capital Market, they have only been traded on such platforms for a relatively short period of time. There has been relatively limited trading volume in the market for the common shares, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for the common shares may adversely affect a shareholder’s ability to sell its common shares at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, the Company may be limited in its ability to raise capital by selling common shares and the Company’s ability to acquire other companies or assets by using common shares as consideration. In addition, if there is a thin trading market or “float” for the common shares, the market price for the common shares may fluctuate significantly more than the stock market as a whole. Without a large float, the common shares would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of the common shares may be more volatile, and it would be harder to liquidate any investment in the common shares. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the common shares could fluctuate widely in response to several factors, including:

●	the Company’s quarterly or annual operating results;

●	changes in the Company’s earnings estimates;

●	investment recommendations by securities analysts following the Company’s business or the industry;

●	additions or departures of key personnel;

●	changes in the business, earnings estimates or market perceptions of the Company’s competitors;

●	the Company’s failure to achieve operating results consistent with securities analysts’ projections;

●	changes in industry, general market or economic conditions;

●	announcements of legislative or regulatory changes; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of the common shares could fluctuate based upon factors that have little or nothing to do with the Company and these fluctuations could materially reduce the share price.

If we are not able to comply with the applicable continued listing requirements or standards of the TSX Exchange or Nasdaq, then the TSX Exchange or Nasdaq could delist our common shares.

In order to maintain the listing of our common shares on the TSX Exchange and the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus. As of the date of this report the Company has not experienced any impact or effect to its business, prospects, financial condition and operating results from the conflict in Ukraine.

Concentration of ownership of the common shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.

As of the date of this Annual Report, members of the Company’s management team beneficially own approximately 31.36% of the issued and outstanding common shares, of which 31.26% are beneficially owned by Bentsur Joseph, the Company’s Chief Executive Officer. As a result, Mr. Joseph may have the ability to control substantially all matters submitted to the shareholders for approval including:

●	election of the board of directors;

●	removal of any of the directors;

●	amendment of the articles; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving the Company.

In addition, the above ownership composition may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the share price or prevent the Company’s shareholders from realizing a premium over the share price. Any additional investors will own a minority percentage of the common shares and will have minority voting rights.

Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.

A substantial portion of the total outstanding shares may be sold into the market at any time. A substantial portion of these shares are held by Mr. Joseph, the Company’s Chief Executive Officer. Although the Company believes that Mr. Joseph has no current intention to sell a significant number of common shares, the Company cannot provide any such assurance. If Mr. Joseph was to decide to sell large amounts of common shares over a short period of time (presuming such sales were permitted) such sales could cause the market price of the common shares to drop significantly, even if the business is doing well. Further, the market price of the common shares could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate.

The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the common shares by existing shareholders.

As of the date of this Annual Report, the Company had outstanding warrants to acquire 8,077,737 of common shares and options to purchase 2,799,844 common shares. Warrants and options are exercisable for prices ranging between $1.18 and $9.33. The expiration of the term of such options and warrants ranges from November 8, 2024, to August 21, 2032. If a significant number of such warrants and stock options are exercised by the holders, the percentage of common shares owned by the Company’s existing shareholders will be diluted.

The common shares will be traded on more than one market and this may result in price variations.

The common shares have been trading on the TSXV and Nasdaq. Trading in the common shares on these markets will take place in different currencies and at different times, resulting from different trading days and different public holidays. The trading prices of the common shares on these markets may differ due to these and other factors. Any decrease in the price of the common shares on one market could cause a decrease in the trading price of the common shares on another market.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”), on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” to better reflect the Company’s business plan.

The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3; telephone +16475585564. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone 1-800-221-0102, as its agent for service of process in the United States. The Company’s operational offices are located at Alon 2 Tower, 94 Yigal Alon St., TelAviv, Israel.

On April 18, 2018, ECC1 completed its initial public offering on the TSXV, under the trading symbol “EONE.P”, by issuing 2,000,000 common shares at a price of CAD$0.10 per share for aggregate proceeds of CAD$200,000.

On September 11, 2019, the Company, its wholly owned subsidiary 1219054 B.C. Ltd (“Acquireco”) and A2Z Advanced Solutions Ltd (“A2ZAS”), a company incorporated in Israel, entered into an arrangement agreement (“Arrangement Agreement”), pursuant to which ECC1, through a court-approved plan of arrangement: (i) initially acquired 99.46% of the issued and outstanding ordinary shares of A2ZAS through Acquireco, with the remaining shares of A2ZAS (“Remaining Shares”) being acquired following the receipt of regulatory approvals under Section 350 of the Israel Companies Law; (ii) completed a share consolidation of its common shares on a 1.4 to 1 basis; (iii) issued 41,690,578 post-consolidation common shares of ECC1 to the shareholders of A2ZAS; and (iv) changed its name to “A2Z Technologies Canada Corp.”

On December 16, 2019, Acquireco announced the completion of a non-brokered private placement of 1,000,000 subscription receipts (each a “Subscription Receipt”) at a price of $0.50 per Subscription Receipt for aggregate gross proceeds of $500,000. Upon the satisfaction of the escrow release conditions, each Subscription Receipt automatically converted into common shares for no additional consideration. The offering of Subscription Receipts was completed in connection with the Company’s Qualifying Transaction with A2ZAS. On December 18, 2019, the transactions contemplated by the Arrangement Agreement (except for the acquisition of the Remaining Shares) were completed. On the same day, the common shares commenced trading on the TSXV under the symbol “AZ”.

A2ZAS is the parent company of Advanced Military Solutions Ltd. (“A2ZMS”). A2ZMS was incorporated under the laws of the State of Israel in November 1998 under name Eligal Laboratories Ltd., as an engineering firm providing a cost-efficient solution for organizations to outsource maintenance of critical and sophisticated equipment. In 1992, Eligal Laboratories Ltd. expanded into the production of unmanned ground vehicle robotics as a second area of operations. In 2003, Eligal Laboratories Ltd. changed its name to Intelligent Robotics, Ltd., and in 2017, the name was changed once again to “Advanced Military Solutions Ltd.” During this time period, all sales were conducted in Israel and were focused on Israeli clientele.

In February 2019, A2ZAS completed the purchase of 80% of the share capital of AAI Advanced Automotive Innovations Inc. (“AAI”) by way of the issuance of 7,664,788 ordinary shares of A2ZAS and warrants to purchase 3,832,394 ordinary shares of A2ZAS, exercisable at a purchase price of $0.23333 per share and with a term ending on December 31, 2021. In connection with the Arrangement Agreement, the ordinary shares and warrants issued to the sellers of AAI were exchanged for shares and warrants of the Company. AAI holds the rights to a certain technology, by way of a patent application with the U.S. Department of Commerce, number 62/801,140 titled “Device and Methodology of Anti Inflammation Capsule, regarding a capsule, “Fuel Tank Inertia Capsule System” (“FTICS”), that can be inserted into automobile gasoline tanks in order to suppress combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision. The FTICS technology remains in development as of the date of this Annual Report.

On December 30, 2019, A2ZAS entered into a call option agreement (“Call Option Agreement”) with the Company’s Chief Executive Officer, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (“Call Option”) to purchase 66,000 ordinary shares of Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and as a result, Mr. Joseph no longer owns any securities of Cust2Mate.

On January 30, 2020, the Company announced the issuance of 833,336 units of the Company (each, a “January Unit”) at a price of CAD$0.60 per unit for gross proceeds of CAD$500,001.60. Each January Unit consisted of one common share and one common share purchase warrant (each, a “January Warrant”), with each such January Warrant entitling the holder to acquire an additional common share at a price of CAD$0.65 until January 30, 2022. In addition, the Company announced that it has issued 92,493 common shares at a price of $0.726 per share, to Israel Morgenshtern (“Morgenshtern”) as consideration for services rendered by Morgenshtern to the Company.

On April 29, 2020, the Company announced the issuance of 29,762 common shares to Waterside Capital Advisors Inc. (“Waterside”) and 200,341 common shares to Morgenshtern as consideration for services rendered by Waterside and Morgenshtern to the Company pursuant to the terms of consulting agreements. The common shares were issued to Waterside and Morgenshtern at deemed prices of $0.42 and $0.4405 per share, respectively.

On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” to better reflect the Company’s business plan.

On August 4, 2020, the Company announced the common shares commenced trading on the OTCQX Venture Market under the symbol “AAZZF”. On September 23, 2020, the common shares commenced trading on the OTCQX® Best Market under the symbol “AAZZF”. The common shares were delisted from the OTCQX in connection with the Company’s uplisting to Nasdaq in January 2021.

On November 16, 2020, the Company announced the issuance of 13,350,460 units (each, a “February Unit”) at a price of CAD$0.625 per unit for gross proceeds of CAD$8,344,043. Each February Unit consisted of one common share and one common share purchase warrant (each, a “February Unit Warrant”), with each February Unit Warrant entitling the holder thereof to purchase one additional common share at a price of CAD$0.90 at any time prior to November 10, 2025.

On December 29, 2020, the Company announced the issuance of 4,099,894 units (each, a “December Unit”) at a price of CAD$0.625 per unit for gross proceeds of CAD$2,562,434. Each December Unit is comprised of one common share and one common share purchase warrant (each, a “December Unit Warrant”), with each December Unit Warrant entitling the holder thereof to purchase one additional common share at a price of CAD$0.90 at any time prior to December 24, 2025.

On April 9, 2021, the Company completed a private placement of units (each, an “April Unit”) for aggregate gross proceeds of $1,804,170, with each April Unit consisting of one common share and one common share purchase warrant (each, an “April Unit Warrant”). Each April Unit Warrant entitles the holder to acquire one additional common share at a price of $3.68 per share until April 14, 2023.

On June 3, 2021, the Company completed a private placement of units (each, a “June Unit”) for aggregate gross proceeds of $8,850,028, with each June Unit consisting of one common share and one common share purchase warrant (each, a “June Unit Warrant”). Each June Unit Warrant entitles the holder to acquire one additional common share at a price of $3.68 per share until May 28, 2023.

On August 12, 2021, the Company announced it set August 19, 2021 as the effective date for a consolidation of its common shares on the basis of one (1) post-consolidation common share for each three (3) pre-consolidation common shares (the “Consolidation”).

On January 5, 2022, the common shares commenced trading on The Nasdaq Capital Market LLC (“Nasdaq”) and were delisted from the OTCQX® Best Market.

On January 17, 2022, the Company announced that it entered into a share purchase agreement (the “SPA”) to acquire all of the issued and outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts (the “Isramat Acquisition”). The Isramat Acquisition vertically integrates certain manufacturing capabilities for the production of the Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth. As consideration for the acquisition of Isramat, the Company paid an aggregate acquisition price of NIS 9.3 million (approximately US$2.989 million) (the “Consideration”). NIS 2.8 million (approximately US$0.9 million) of the Consideration will be paid in cash and the remaining Consideration in the amount of NIS 6.5 million (approximately US$2.089 million) will be paid through the issuance to the shareholders of Isramat (the “Isramat Shareholders”) of 273,774 common shares (the “Acquisition Shares”) at a deemed price per Acquisition Share of US$7.6311 (CAD$9.5247) (the “Equity Consideration”). The SPA also provides that in the event that the aggregate proceeds received by an Isramat Shareholder from the sale of its Acquisition Shares during the lock-up period (the “Lock-up”), together with the value of its unsold Acquisition Shares as of the end of such period, is lower than its pro rata portion in the Equity Consideration, A2Z will pay the difference in cash to such Isramat Shareholder. The Acquisition Shares will be subject to the Lock-up and shall be released as follows: (i) during the first six months following signing of the SPA (but in any event not prior to four months and one day following the issuance of the Acquisition Shares), the holders of the Acquisition Shares will not be allowed to sell or otherwise transfer any of the Acquisition Shares, (ii) during each of the 20 months following the 6-month period detailed above, each Isramat Shareholder will be entitled to sell or otherwise transfer up to 1/20 of his pro rata portion of the Acquisition Shares, subject to applicable securities laws, and (iii) following the lapse of 26 months following the signing of the SPA, each Isramat Shareholder shall be entitled to freely trade its Acquisition Shares. The Isramat Acquisition subsequently closed on February 3, 2022.

On November 2, 2022, the Company completed a private placement (“November 2022 Private Placement”) that resulted in the issuance of 2,978,337 units (“Unit”), at a price per unit of $1.35 (CAD$1.86), for gross proceeds of approximately $4,021, 000. Each Unit consists of one common share and one half of one common share purchase warrant. An aggregate of 1,489,169 warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of $1.50 (CAD$2.04), which will result in the issuance of an additional 1,489,169 common shares (“November 2022 Private Placement Warrants”). The warrants are exercisable for a period of 24 months. A finder’s fee of $260 thousand (CAD$349,000) was paid and 237,200 November 2022 Private Placement Warrants were issued in connection with the November 2022 Private Placement.

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement with the same terms as the warrants issued to the investors.

Our website address is www.a2zas.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

		Year Ended December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues	$3,958	$1,705	$3,688	$9,351

		Year Ended December 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues	$-	$1,935	$750	$2,685

		Year Ended December 31, 2020
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues	$-	$1,068	$-	$1,068

(*)	All revenues are generated in the state of Israel.

Revenues from the smart cart segment are generated from one customer, and account for 40%, 28% and 0% of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020. Revenues from the advanced engineering segment are generated from numerous customers, and account for 18%, 72% and 100% of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020. Revenues from the precision metal parts segment are generated from dozens of customers, and account for 18%, 0% and 0% of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020.

Business of the Company

The Company is an innovative technology company specializing in the application of the Company’s existing military and civilisation technology for supermarket “smart carts” (the “Cust2Mate Carts”). The Company, through its subsidiaries, has four main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets, including the Cust2Mate Carts (the “Cust2Mate Products”); (ii) manufacturing of precision metal parts (following the acquisition of a new subsidiary, Isramat, as outlined in further detail below); (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities (the “Maintenance Services”); and (iv) the development of the Company’s FTICS technology and a vehicle device cover for the military and civilian automotive industry (collectively, the “Automotive Products”).

Historically, the Company’s revenues were principally generated from the maintenance services that are provided to the Israeli military/security market. The Company’s products, which have historically been sold to the Israeli military/security markets, include unmanned remote-controlled vehicles of various sizes and capabilities designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs, all of which are fully commercialized for military use.

During 2020, the Company began to rapidly adapt its existing technology and know-how for the civilian markets, including the development of its Cust2Mate Products. This was in addition to the continuation of the Company’s existing sales to the Israeli military/security markets. The expansion into the civilian markets led to significantly increased expenditures which the Company was able to finance through a series of equity raises in 2021 and 2022. The Company has not, and does not intend to, export any military or defense related technology and accordingly, no approvals are required.

In 2022, and through 2023, the Company continues to focus its attention on its Cust2Mate Products division and aims to become the leading mobile self-checkout system in the international market, providing the optimum solution which simultaneously meets the needs of both shoppers and supermarket retailers. The Company will continue to sell its Maintenance Services in Israel only and has suspended the further development of its military products. The Maintenance Services division of the Company is self-sustaining financially. It provides a steady base for the Company’s operations and the Company intends to maintain this operation and expand it to cover the maintenance and support services required by the Cust2mate Products. To the extent that future research, development and marketing expenditures are concerned, the Company currently intends on investing the majority of its resources in the smart cart industry and towards the development of the Cust2Mate Products. The Company believes its current technological and operational capabilities are most effectively focused on growing the Company’s position in the smart cart industry.

During the first quarter of 2022, the Company completed the acquisition of 100% of the shares of Isramat, a privately held Israeli company. This acquisition vertically integrates certain manufacturing capabilities for the production of the Cust2Mate Products, such as precision metal fabrication of parts, while complementing existing contract manufacturing partnerships to support the Company’s growth.

The raw materials required by the Company’s subsidiaries are readily available from multiple suppliers worldwide and their purchase costs do not fluctuate more than standard raw materials.

Cust2Mate Products

The move to reduce consumer friction in all aspects of the shopping experience is a main driver for ongoing technology development and greater awareness of the need for an automated “smart cart” product, like the Company’s Cust2Mate Products.

Product and Technology

Cust2Mate’s solution combines scanning and computer vision technology. The solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leverages in-store Wi-Fi and utilizes cutting edge computing. Our recent partnership with SensePass Ltd. (“SensePass”), allowing the Company to utilize SensePass’ “SensePay” Platform, a payment network connecting mobile payment applications, e-wallets and other financial and complementary services to points of sale (“SensePay”), also expands the accepted payment capabilities, to further reduce consumer and integration friction.

The three-layer solution integrates mobile self-checkout (“MSCO”), app marketplace and big data capabilities, and is designed to increase revenue opportunities from payments, personal advertisements, e-coupons, analytics, and more. The Cust2Mate Carts will be manufactured in various sizes to accommodate the needs of a varied customer base: large carts for hypermarkets, medium carts for supermarkets, and small carts for city stores. We project manufacturing costs will drop within 1-2 years.

As part of the Company’s application marketplace strategy, the Company is seeking additional partnerships with applications that contribute to the retailer business in order to create additional revenue streams. In each of these partnerships, and additional partnerships the Company is seeking, the Company’s MSCO is integrated into its partners’ software and is jointly marketed to other types of retailers that could benefit from those combined applications with the Company and its partners, sharing the revenue generated from the ultimate customer in agreed upon percentages.

Marketing and Sales

We are currently marketing directly to targeted customers and indirectly through local partners. Our local partners take full responsibility for support, training, implementation and sales of the Cust2Mate Cart, while Cust2Mate focuses on product development and direct contact with strategic customers.

As of the date hereof, the Company’s official local partners include distributors in the United States, Mexico, Germany, and Romania. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. Throughout Mexico, our distributor, who we have a non-exclusive relationship with, provides information technology services and information technology consulting to stores. In Germany, our distributor, who we have a non-exclusive relationship with, is a retail produce provider throughout the country. Lastly, in Romania, we have an exclusive distributor relationship with a recognized information technology leader to the retail industry in Romania.

Our go-to-market strategy is built on the retail, grocery, and do-it-yourself (“DIY”) markets, with a focus on supermarkets and hypermarket food chains within Tier 1 (thousands of stores) and Tier 2 (hundreds of stores). Cust2Mate will manage targeted customers in selected regions directly, using select local partners for sales and distribution to chains in Tier 2 and Tier 3 (tens of stores). The local partners will take full responsibility for support, training, implementation and sales, while Cust2Mate will focus on product development and direct contact with strategic customers.

Business Targets

Cust2Mate aims to generate orders of several thousand Cust2Mate Carts in 2023.2 The penetration strategy is to run several Pilot Projects (as defined herein), of which the Phase 4 – Pilot (as described below) of each Pilot Project will consist of 10-15 Cust2Mate Carts used by shoppers in selected customer stores for a period of 30-90 days, fully integrated with the store’s software. The pilots will be fully subsidized for strategic retailers and at least partially paid for by other customers.

Cust2Mate is currently running seven Pilot Projects, with one store per Pilot Project. As of the date of this annual report, Cust2Mate has completed one Pilot Project with Yochananof, which, following completion, became an order for 1,000 Cust2mate Smart Carts which the Company is in the process of delivering, and on December 11, 2022 the order was increased by an additional 300 Smart Carts. In addition, the Company entered into a Maintenance and Support Agreement with Yochananof, under which Cust2mate will supply customary maintenance and support for 36 months after delivery, the first 12 months without extra charge and thereafter against annual payment of 8% of the value of each cart. The aggregate amounts due for the purchase of the carts and maintenance and support is approximately US$13 million (including Value Added Tax). The Maintenance Services division of the Company will cover the maintenance and support services required by the Cust2mate Products in Israel.

Pilot Project Phases

As part of our strategy for proof of concept implementation, Cust2Mate will follow a multi-phase pilot project evaluation process (the “Pilot Projects”):

1.	Phase 1 - Discovery: Conduct a workshop with the customer to review, discuss, and analyze customer business and requirements, which is key for the pilots success. Resources allocated by Cust2Mate for this phase include a project manager, product manager, and technology expert. The estimated time to complete the discovery stage is approximately 2 weeks.

2.	Phase 2 - Integration: Together with customers, conduct remote integration into the retailer’s store systems. The estimated time to complete the integration stage is approximately 10 weeks but depending on the customers’ environment and systems, can take several months.

3.	Phase 3 - Initial Evaluation: The customer, with the full support of Cust2Mate, will conduct an initial evaluation test in the customer’s labs. The evaluation test will be planned and scheduled based on the customer’s processes. This is the final testing phase before the pilot. The estimated time to complete the initial evaluation stage is approximately 2 weeks.

4.	Phase 4 - Pilot: The customer, with the full support of Cust2Mate, will implement the solution in a single pilot store, for a period of 30-90 days and will include 10-25 Cust2Mate Carts.

5.	Phase 5 - Roll Out: Following the successful completion of the pilot, rollout for the entire chain could replace between 30% and 80% of the current cart fleet.

All references herein to “Pilot Projects” relate to the above multi-phase pilot project evaluation process unless further specified by references to particular phases of the Pilot Projects or unless the context specifies otherwise.

 2 See footnote 1.

The following table details the status of each of the Company’s current Pilot Projects:

Supermarket Name and/or Country	Numbers of Cust2Mate Carts in Pilot	Date Phase 1 – Discovery Began	Date Phase 4 – Pilot is Expected to Begin(1)	Length of Phase 4 – Pilot(2)	Current Status
UAE	12 Carts	January 2021	Q4 2023	45 days	Phase 1 - Discovery(3)
Evergreen	12 Carts	January 2022	Complete	90 days	Phase 4 – Pilot (4)
Morton Williams	10 Carts	July 2022	Complete	30 days	Phase 4 – Pilot(4)
Chedraui	12 Carts	March 2022	Q1 2023	60 days	Phase 4 - Pilot
Singapore	12 Carts	April 2022	Q4 2023	60 days	Phase 3 – Initial Evaluation
Migros Ticaret	10 Carts	August 2022	Q2 2023	60 days	Phase 2 - Integration
European chain	14Carts	August 2022	Q1 2023	120 days	Phase 4 – Pilot

Notes:

(1) Based on correspondence with the customers and progress to date.

(2) The length of the Phase 4 – Pilot portion of the Company’s multi-phase Pilot Project evaluation process refers to the actual time period that the Cust2Mate Carts are fully operational at the client’s location and open to the use of the shoppers. After this length of time, the client will decide if they want to move to Phase 5 – Roll Out. As described above, prior to Phase 4 – Pilot, there are integration and discovery phases which are aimed at analysing the clients’ business and integrating the Cust2Mate Carts with the clients’ systems so they can be operational.

(3) This Pilot Project is currently paused due to certain geopolitical barriers and priorities of the retailer shifting.

(4) The Phase 4 – Pilot has concluded at Evergreen and Morton Williams and the Company is waiting on a decision from the client as to whether they will proceed with Phase 5 – Roll Out.

With the slow down in development of its Automotive Products and Military/Civilian Products in order to focus on the development of its Cust2Mate Products, the Company does not currently have any ongoing programs for its Automotive Products or Military/Civilian Products.

Manufacturing

The Company, through its wholly-owned subsidiary Cust2Mate, utilizes local Israeli and international manufacturing companies to meet the demand form pilot programs and customer orders

Research and Development

For the year ended December 31, 2022, the Company incurred approximately $4,462,000 of research and development expenses. For the year ended December 31, 2021, the Company incurred approximately $3,222,000 of research and development expenses. For the year ended December 31, 2020, the Company incurred approximately $418,000 of research and development expenses.

The Company is currently conducting research and development on its Cust2Mate Carts using a combination of in-house personnel and third party contractors. The Company’s Pilot Projects include the second-generation Cust2Mate Carts (Generation 2.5). The Company, over the next 4 months, will be developing the updated second-generation Cust2Mate Carts (Generation 2.9), which will include additional hardware and software features, weigh less, and will be cheaper to mass manufacture, and will be produced and manufactured by Flex pursuant to the Flex Manufacturing Agreement.

The Company expects its Generation 2.9 Cust2Mate Carts to be released in Q2 2023.

If the Company does not complete ongoing financings, the above milestones for the completion of the Generation 2.9 Cust2Mate Carts may not be satisfied or the timeline for completion of each step may be delayed.

Automotive Products

Historically, the majority of the product development work (FTICS - engineering, electronics, electro-mechanics, sensory, programming and algorithms; and smart car cover – programming, electro-mechanics, power supply, charging, and heating components) has been conducted in-house. Certain aspects of mechanical and chemical engineering and testing for the FTICS, has been completed by external third-party contractors.

As at the date hereof, the Company has slowed the development of its Automotive Products to focus on the development of its Cust2Mate Products. To the extent that the Company is able to raise sufficient funds, the Company intends to resume the development of the Automotive Products.

Maintenance Services

Historically, any manufacturing by the Company of unmanned ground vehicles and energy source packs has been outsourced to third parties. As at the date hereof, the Company has put the development of its Military and Civilian Products on hold in order to focus on the development of its Cust2Mate Products.

C. Organizational Structure

The following chart sets out all of the Company’s material subsidiaries as at the date hereof, their jurisdictions of incorporation and the Company’s direct and indirect voting interest in each of these subsidiaries:

D. Property, Plants and Equipment

The corporate headquarters of A2Z Smart Technologies Corp. is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. The office is approximately 1,200 square feet and is leased for $300 per month under a lease that expires upon 30 days advance notice. One of the Company’s Israeli subsidiaries leases its facility which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually). Another one of the Company’s Israeli subsidiaries leases its facility which expires on June 30, 2023. Lease payments are approximately $3.5 per month ($45 annually).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes and the related information included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

COMPANY OVERVIEW AND DESCRIPTION OF THE BUSINESS

The Company is an innovative technology company specializing in the application of the Company’s existing military and civilisation technology for supermarket “smart carts” (the “Cust2Mate Carts”). The Company, through its subsidiaries, has four main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets, including the Cust2Mate Carts (the “Cust2Mate Products”); (ii) manufacturing of precision metal parts (following the acquisition of a new subsidiary, Isramat, as outlined in further detail below); (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities and the production of unmanned remote-controlled vehicles and energy power packs for the Israeli military (the “Military and Civilian Products”); and (iv) the development of the Company’s FTICS technology and a vehicle device cover for the military and civilian automotive industry (collectively, the “Automotive Products”). With the slow down in development of its Automotive Products and Military and Civilian Products, the company does not have any ongoing programs for its Automotive Products and Military and Civilian Products.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the financial statements of the Company for the years ended December 31, 2022, 2021 and 2020 (in thousands of U.S. Dollars):

	Year ended December 31,
	2022	2021	2020

Revenues	$9,351	$2,685	$1,068
Cost of revenues	7,517	2,029	853
Gross profit	1,834	656	215

Expenses:
Research and development costs	$4,462	$3,222	$415
Sales and marketing costs	475	102	108
General and administration expenses	13,599	6,494	2,365
Operating loss	(16,702)	(9,162)	(2,676)

Loss on revaluation of warrant liability	254	30,895	3,228
Financial income	-	-	(75)
Financial expense	1,391	91	107
Loss before taxes on income	$(18,347)	$(40,148)	$(5,936)
Income tax expense	-	(142)	(17)
Loss for the year	$(18,347)	$(40,290)	$(5,953)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(936)	555	(1,282)
Remeasurement loss from defined benefit plans	10	-	13
Other comprehensive income (loss)	(926)	555	(1,269)

Total comprehensive loss for the year	$(19,273)	$(39,735)	$(7,222)

Less: Net loss attributable to non-controlling shareholders	(1,790)	(1,127)	(32)
Net loss attributable to A2Z’s shareholders	$(17,483)	$(38,608)	$(7,190)
Basic and diluted loss per share	$(0.63)	$(1.70)	$(0.43)
Weighted average number of shares outstanding	27,681,778	23,340,621	16,758,323

Year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues

	Year ended December 31,
	2022	2021

Advanced Engineering	$1,705	$1,935
Smart Carts	3,688	750
Precision Metal Parts	3,958	-
	$9,351	$2,685

Revenues for the year ended December 31, 2022, were $9,351 thousand as compared to $2,685 thousand for the year ended December 31, 2021. The increase is due primarily to the inclusion of revenues of Isramat ($3,958 thousand), a newly acquired subsidiary, from February 3, 2022, which provides the Company with a new operating segment – precision metal parts. Revenues from the Company’s smart cart segment for the year ended December 31, 2022, were $3,688 thousand as compared to $750 thousand for the year ended December 31, 2021. The revenues in 2021 were from a one-time transaction; revenues from the supply of smart carts started in 2022, with the delivery of the first smart carts to Yochananof, the Company’s first pilot project. Revenues from the Company’s traditional operations remain largely consistent with the year ended December 31, 2022.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2022, were $7,517 thousand as compared to $2,029 thousand for the year ended December 31, 2021. The increase is due primarily to the inclusion of cost of revenues of Isramat ($3,462 thousand). Cost of revenues in the smart cart segment for the year ended December 31, 2022, was $2,892 thousand as compared to $nil for the year ended December 31, 2021.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others. The gross margin for smart carts is nil in the prior year as there were no revenues during that period.

Research and development expenses

	Year ended December 31,
	2022	2021

Payroll and related expenses	$867	$510
Subcontractor and outsourced work	3,362	2,477
Legal fees	20	99
Pilot expenses and other	212	136
	$4,462	$3,222

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $4,462 thousand for the year ended December 31, 2022, as compared to $3,222 thousand for the year ended December 31, 2021. The increase is primarily due to an increase in subcontractor and outsourced work costs for the development of the Company’s Cust2Mate smart cart.

Sales and marketing

Sales and marketing expenses were $475 thousand for the year ended December 31, 2022, as compared to $102 thousand for the year ended December 31, 2021. The increase is primarily due to an increase in marketing costs for the marketing of the Company’s Cust2Mate smart cart.

General and administrative expenses

	Year ended December 31,
	2022	2021

Payroll and related	$3,990	$1,027
Professional fees	2,233	3,417
Share-based compensation	4,868	842
Depreciation and amortization	420	321
Office maintenance	437	275
Public company related expenses	316	254
Rent and related	126	96
Travel	150	-
Directors and officers insurance	267	119
Doubtful debts	382	-
Other	410	143
	$13,599	$6,494

General and administrative expenses were $13,599 thousand for the year ended December 31, 2022, as compared to $6,494 thousand for the year ended December 31, 2021. The increase is primarily due to the increase in share-based compensation which amounted to $4,868 thousand for the year ended December 31, 2022, compared to $842 thousand for the year ended December 31, 2021. Another significant factor to the rise in general and administrative expenses is the increase in payroll which amounted to $3,990 thousand for the year ended December 31, 2022, compared to $1,027 thousand for the year ended December 31, 2021. The increase in payroll is mainly due to the growth of operating activities of the Company’s smart cart segment and to the inclusion of payroll expenses of Isramat ($1,165 thousand).

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the year ended December 31, 2022, was $254 as compared to a loss of $30,895 for the year ended December 31, 2021. The loss in 2021 relates to the increase in the value of the warrant liability as of December 31, 2021, which was subsequently charged to equity as certain warrant holders agreed to change the exercise price of the warrants to the Company’s functional currency.

Financial expenses

Financial expenses, net for the year ended December 31, 2022, were $1,391 thousand as compared to $91 thousand for the year ended December 31, 2021. The increase in expenses is mainly a result of revaluation of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision, and credit card charges.

Year ended December 31, 2021 compared to the year ended December 31, 2020

Revenues

	Year ended December 31,
	2021	2020

Advanced Engineering	$1,935	$1,068
Smart Carts	750	-
	$2,685	$1,068

Revenues for the year ended December 31, 2021 were $2,685 thousand as compared to $1,068 thousand for the year ended December 31, 2020. The increase in revenues from the advanced engineering segment is due in part by the recovery from the effects of the COVID-19 pandemic and initial revenues from the Cust2Mate smart cart segment which amounted to $750 thousand in the year ended December 31, 2021. While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering segment are derived from up to dozens of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2021 were $2,029 thousand as compared to $853 thousand for the year ended December 31, 2020. Cost of revenues in the advanced engineering segment for the year ended December 31, 2021 were $1,794 thousand as compared to $853 thousand for the year ended December 31, 2020. The increase is due to the increase in revenues. Cost of revenues in the smart cart segment for the year ended December 31, 2021 was $235 thousand as compared to nil for the year ended December 31, 2020, as there were no revenues in this segment in the prior year.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Year ended December 31,
	2021	2020

Payroll and related expenses	$510	$410
Subcontractor and outsourced work	2,477	-
Legal fees	99	-
Other	136	8
	$3,222	$418

Research and development expenses are for two projects. The primary project is the continued development of the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software. The second project relates to the Company’s Automotive Products, the development of which is expected to be completed in 2023.

Research and development expenses were $3,222 thousand for the year ended December 31, 2021, as compared to $418 thousand for the year ended December 31, 2020. The increase is primarily due to an increase in subcontractor and outsourced work costs for the development of the Company’s Cust2Mate smart cart.

Sales and marketing

Sales and marketing expenses were $102 thousand for the year ended December 31, 2021, as compared to $108 thousand for the year ended December 31, 2020.

General and administrative expenses

	Year ended December 31,
	2021	2020

Payroll and related	$1,027	$579
Professional fees	3,417	1,449
Share-based compensation	842	-
Depreciation and amortization	321	213
Office maintenance	275	23
Investor relations	254	101
Other	358	-
	$6,494	$2,365

General and administrative expenses were $6,494 thousand for the year ended December 31, 2021, as compared to $2,365 thousand for the year ended December 31, 2020. The increase is primarily due to the increase in professional fees which amounted to $3,417 thousand for the year ended December 31, 2021, compared to $1,449 thousand for the year ended December 31, 2020. The increase in professional fees is due to the listing of the common shares on Nasdaq. Other reasons for the increase in general and administrative expenses for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is the increase in payroll and share-based expenses. The increase in payroll ($1,027 thousand in 2021 compared to $579 thousand in 2020) is mainly due to the growth of operating activities of the Company’s smart cart segment.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the year ended December 31, 2021 was $30,895 thousand as compared to $3,228 for the year ended December 31, 2020. The loss relates to an increase in the value of the warrant liability as of December 31, 2021.

Financial expenses

Financial expenses, net for the year ended December 31, 2021, were $91 thousand as compared to $32 thousand for the year ended December 31, 2020. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, and credit card charges.

Additional annual financial information

	Year Ended December 31
	2022	2021	2020

Total assets	$12,694	$14,131	$8,852
Total non-current financial liabilities	3,568	852	9,529
Distributions or cash dividends declared per-share	-	-	-

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/12/2022	30/09/2022	30/06/2022	31/03/2022
Total revenues	$3,825	$2,650	$1,430	$1,446
Gross profit (loss)	$917	$430	$211	$(276)
Total comprehensive loss	$(5,600)	$(6,009)	$(2,955)	$(2,919)
Basic and diluted loss per share	$(0.19)	$(0.21)	$(0.11)	$(0.09)

	31/12/2021	30/09/2021	30/06/2021	31/03/2021
Total revenues	$487	$278	$1,404	$516
Gross profit	$(554	$34	$901	$275
Total comprehensive loss	$(3,380)	$(1,747)	$(4,518)	$(29,724)
Basic and diluted loss per share	$(0.14)	$(0.07)	$(0.18)	$(1.35)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses in the fourth quarter of 2022 and throughout four quarters in 2021 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

Analysis of Fourth quarter results

Revenues for the fourth quarter of 2022 were $3,825 thousand as compared to $2,650 thousand for third quarter of 2022. The increase in revenues is mainly due to larger delivery of Smart Carts to Yochananof. Total sales in the Smart Cart segment amount to $2,273 thousand in the fourth quarter of 2022, as compared to $1,218 thousand in the third quarter of 2022. Gross profit for the fourth quarter of 2022 was $917 thousand as compared to $430 thousand for the third quarter of 2022. The increase is gross profit is mainly due to the increase in sales in the Smart Cart segment.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of Common Shares and securing bank loans.

The Company had an accumulated deficit of $67,395 thousand as of December 31, 2022 ($50,838 thousand as of December 31, 2021), and the Company had negative cash flows from operations of $9,883 thousand for the year ended December 31, 2022 ($9,378 thousand for the year ended December 31, 2021).

Working capital

	December 31, 2022	December 31, 2021
Cash and cash equivalents	2,616	8,470
Restricted cash	8	60
Inventories	375	1,147
Trade receivables	1,373	857
Other accounts receivable	2,570	434
Total current assets	6,942	10,968

Short term loan and current portion of long-term loans	1,403	158
Lease liability	281	126
Trade payables	2,224	989
Deferred revenues	1,373	-
Other accounts payable	956	1,099
Total current liabilities	6,237	2,372

Working capital	705	8,596

Cash flow

	Year ended December 31,
	2022	2021
Net cash used in operating activities	(9,431)	(9,378)
Net cash used in investing activities	(1,559)	(280)
Net cash provided from financing activities	5,681	12,355
Increase (decrease) in cash	(6,096)	2,697

Year ended December 31, 2022, compared to the year ended December 31, 2021

During the year ended December 31, 2022, the Company’s overall position of cash decreased by $4,894 as compared to an increase of $2,697 thousand for the year ended December 31, 2021. This decrease can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the year ended December 31, 2022, was $9,431 thousand as compared to $9,378 thousand for the year ended December 31, 2021. The increase is due primarily to the increase in the research and development and general and administrative expenses for the period.

Investing activities

Cash used in investing activities for the year ended December 31, 2022, was $1,559 thousand as compared to $280 thousand used in investing activities during the year ended December 31, 2021. The increase is due primarily to the acquisition of Isramat, a newly purchased subsidiary.

Financing activities

Cash provided from financing activities for the year ended December 31, 2022, was $6,096 thousand, and was mainly due to the issuance of share and warrants in the amount of $3,894 thousand, and the exercise of warrants in the amount of $1,379 thousand and proceeds from receipt of loans in the amount of $1,294 thousand, offset by repayment of loans in the amount of $342 thousand. Cash provided from financing activities for the year ended December 31, 2021, was $12,355 thousand, and was mainly due an issuance of shares and warrants in a private placement which closed in June 2021 in the amount of $8,358 thousand, and the exercise of warrants in the amount of $3,386 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products, and currently does not generate significant cash flows from some areas of its operations. However, following the acquisition of the Isramat during the first quarter of 2022, the Company expects to generate profits and cash flows from this segment (Isramat generated revenues during the years ended December 31, 2020, and 2021 of $5 million and $4.9 million, respectively, and profits of $500 thousand and $735 thousand, respectively).

As at December 31, 2022, the Company had an estimated positive working capital of $0.7 million including a cash balance of $2,616 thousand. As of the date of this report, the company believes that it has sufficient resources to operate in the foreseeable future with the support of its officers.

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement with the same terms as the warrants issued to the investors.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid in over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

Long-term borrowings

Long-term borrowing relates to bank loans which will be repaid after the following 12 months. Currently, the nature of cash requirements by the Company can fluctuate greatly from year to year as the Company is reliant on a relatively small pool of customers that have shifting needs. As contracts can vary greatly from year to year the Company is sometimes required to take on long term debt.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. As such, substantial additional financing may be required if the Company is to be successful in continuing to develop its business, meet ongoing obligations and discharge its liabilities in the normal course of business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments. The Company manages liquidity risk by reviewing, on an ongoing basis, its sources of liquidity and capital requirements. In evaluating the Company’s capital requirements and its ability to fund the execution of its business strategy, the Company believes that it has adequate available liquidity to enable it to meet its working capital and other operating requirements, and other capital expenditures and settle its liabilities for at least the next 12 months. The Company’s objective is to maintain sufficient cash to fund the Company’s operating requirements and expansion plans identified from time to time. While the Company expects to incur losses for at minimum the next 12 months, management of the Company continues to work towards the success and eventual profitability of the business.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of research and development and sales and marketing activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

The Company’s ability to access both public and private capital is dependent upon, among other things, general market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. When additional capital is required, the Company intends to raise funds through the issuance of equity or debt securities. Other possible sources include the exercise of stock options of the Company. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally. Given the nature of the Company’s business as of the date of this MD&A, and in particular, the fact that its operations are undertaken exclusively within a foreign jurisdiction, the Company may face difficulty in accessing traditional sources of financing, notwithstanding that its business operations are conducted in a regulatory environment within which the Company’s activities are neither illegal nor subject to conflicting laws.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

TRANSACTIONS WITH RELATED PARTIES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior Management, who are considered to be key management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The following transactions arose with related parties:

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$43	$-	$43	$183
Company controlled by CEO	-	958	-	958	(57)
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

	Year ended December 31, 2020
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$31	$-	$31	$-
Company controlled by CEO	-	594	-	594	-
CFO	-	30	27	57	-
Directors	31	-	10	41	-
	$31	$655	$37	$723	$-

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Market risks:

That part of the Company’s’ business of providing maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the commercialization of its products and services currently in development.

The Company’s Cust2Mate smart cart platform is new and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

Critical Accounting Policies and Estimates

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property, plant and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Impairment of non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGUs’). Goodwill is allocated on initial recognition to each of the Company’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and Contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 32,728,883 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,658,313	Warrants	November 10, 2025	$2.03
1,366,631	Warrants	December 24, 2025	$2.03
221,100	Warrants	April 18, 2023	$8.29
1,084,562	Warrants	May 28, 2023	$8.29
1,726,366	Warrants	November 8, 2024	$1.60
1,020,764	Warrants	March 13, 2025	$1.75
543,333	Options	August 20, 2025	$1.11
40,000	Options	September 1, 2025	$1.66
33,333	Options	January 28, 2025	$2.21
50,000	Options	June 3, 2026	$6.20
16,677	Options	October 28, 2026	$5.90
900,000	Options	August 2, 2032	$2.63
300,000	Options	August 21, 2032	$2.95
816,500	Options	January 6, 2033	$1.22
100,000	Options	November 25, 2027	$1.50
10,877,579

Research and Development, Patents and Licenses etc.

Our success and ability to compete depend substantially upon our core technology and intellectual property rights. We generally rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements to protect our intellectual property rights. In addition, we generally require employees and consultants to execute appropriate nondisclosure and proprietary rights agreements. These agreements acknowledge our exclusive ownership of intellectual property developed for us and require that all proprietary information remain confidential.

As of December 31, 2022, we had seven of our patent applications were protected through pending applications. We file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant.

In addition to patents, we also possess other intellectual property, including trademarks, know-how, trade secrets, design rights and copyrights. We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by U.S. and international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, we have expanded our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the industry in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. We may receive such claims from companies, including from competitors and customers, some of which have substantially more resources and have been developing relevant technology similar to ours. As and if we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe on our proprietary rights. It may also be more likely that competitors or other third parties will claim that our products infringe their proprietary rights. Successful claims of infringement by a third party, if any, could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets, result in settlements or judgments that require payment of significant royalties or damages or require us to expend time and money to develop non-infringing products. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights, but will not and have never done so intentionally.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth certain information relating to our directors and executive officers. The business address for our directors and officers is c/o 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. Each director’s term will expire at the next annual meeting of shareholders.

Bentsur Joseph, 62, has been the President, Chief Executive Officer and Director of the Company since December 18, 2019 and the President and Chief Executive Officer of A2ZMS since 1998. Prior to joining A2Z, between 1999 and 2001, Mr. Joseph served as the Chairman of Elad Hotels – Part of the Isaac Tshuva group of companies. Prior thereto, between 2001 and 2003, Mr. Joseph served as the CEO of DIG Ltd., a public company which produces and sells electric components through the biggest shops and chain stores all over Israel. Prior thereto, Mr. Joseph served as a director of MARLAZ, a large well recognized public holding company which owns various publicly traded companies in the industrial, real estate, communication, and hi-tech industries. Mr. Joseph holds an Electronic field-engineer degree from Israeli Air-Force unit and Project Management Diploma from Tel-Aviv University.

Gadi Levin, 50, was initially appointed Chief Financial Officer on April 2, 2020 and resigned on October 27, 2021. He was re-appointed on March 15, 2022. Mr. Levin provides outsourced CFO services where he also serves as Chief Financial Officer and Secretary of Briacell Therapeutics Corp since February 2016, Chief Financial Officer and Director of Vaxil Bio Ltd since March 1, 2016, and Finance Director of Eco (Atlantic) Oil & Gas Ltd. since December 1, 2016. Mr. Levin has over 15 years of experience working with public US, Canadian and multi-jurisdictional public companies. Previously, Mr. Levin served as Chief Financial Officer of DarioHeath Corp from November 2013 through January 2015. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Amnon Peleg, 62, has served as the Chief Technology Officer since January 2010. Prior to joining A2Z, between 1983 and 2006, Mr. Peleg served as a Technological Project Manager for the Office of the Prime Minister of Israel. Mr. Peleg holds an Electronic field-engineer degree from the Israel Air Force, 1983 and a Project Management Diploma from Tel-Aviv University, 2002.

Alan Rootenberg, 71, has served on the board of directors since May 2020. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018) Solvbl Solutions Inc. since February 2021. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his professional designation in both South Africa and Ontario, Canada.

Yonatan de Jongh, 41, has served on the board of directors since February 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Gadi Graus, 57, has served on the board of directors since January 6, 2023. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus currently serves as President of the Company and as a director of Cust2Mate Ltd, one of the Company’s subsidiaries. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).

Niv Raz Haim, 55, has served on the board of directors since January 6, 2023. Mr. Raz Haim is a leading entrepreneur and businessman in the Israeli hospitality and dining industries and operates businesses that host events that cater to over 10,000 patrons per month and employ over 150 people. Mr. Raz Haim holds a bachelor’s degree and is a member of the international gastronomic society - Confrérie de la Chaîne des Rôtisseurs.

The participation of the directors and officers of the Company in publicly traded issuers at the date of this Annual Report is described in the following table:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Gadi Levin	Briacell Therapeutics Corp.	NASDAQ / TSXV	CFO	July 2016	Present
	Eco (Atlantic) Oil & Gas Ltd	AIM / TSXV	Finance Director	December 2016	Present
	Vaxil Bio Ltd	TSXV / OTC	Director & CFO	July 2016	Present
	A2Z Smart Technologies Corp.	NASDAQ/TSXV	CFO	April 2020	October 2021; reappointed March 2022
Alan Rootenberg	Solvbl Solutions Inc.	CSE	CFO	February 2021	Present
	A2Z Smart Technologies Corp.	TSXV	Director	May 2020	Present
	BioHarvest Sciences Inc.	CSE	CFO	November 2018	Present
	Clearmind Medicine Inc.	CSE	Director and CFO	December 2019	Present
	Eco (Atlantic) Oil & Gas Ltd	TSXV	CFO	November 2011	Present
Niv Raz Haim	N/A

B. Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial year ended December 31, 2022:

				Non-equity incentive plan compensation ($) (USD)
Name and principal position	Salary ($) (USD)	Share-based awards ($) (1) (USD)	Option- based awards ($) (USD)	Annual incentive plans	Long-term incentive plans	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Bentsur Yosef	$23,000	Nil	Nil	Nil	Nil	Nil	$1,224,000	$1,247,000
Gadi Levin	Nil	$162,500	Nil	Nil	Nil	Nil	$84,000	$246,500

(1)	Fair value of restricted share units granted during the year, based on the closing price of the Company’s shares at day of grant.

Services Agreement with Mida Consulting and Investments Ltd.

On January 1, 2020, the Company and Mida Consulting and Investments Ltd. (“Mida”) entered into a services agreement wherein the Company wished to retain the services of Bentsur Joseph through Mida. Bentsur Joseph holds a controlling interest of Mida. In the Services Agreement, Mr. Joseph has agreed to act as the Company’s CEO. Mr. Joseph will be compensated a sum of NIS 150,000, plus VAT, per month. Mr. Joseph is entitled to receive reimbursement for all direct and indirect expenses incurred in connection with his automobile. The services agreement has an unlimited term. Both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

On February 1, 2022, the Company subsidiary, Isramat Ltd (“Isramat”), and Mida entered into a services agreement wherein Isramat wished to retain the services of Bentsur Joseph through Isramat. Bentsur Joseph holds a controlling interest of Mida. In the services agreement, Mr. Joseph has agreed to provide consulting services to the Company. Mr. Joseph will be compensated a sum of NIS 100,000, plus VAT, per month. Mr. Joseph is entitled to receive reimbursement for all direct and indirect expenses incurred in connection with his automobile. The services agreement has an unlimited term. Following 24 months from the date of entry into the agreement, both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 30 days.

Agreement with Gadi Levin

On March 15, 2022, the Company and Ninety Six Capital Ltd (“96Cap”) entered into a services agreement wherein the Company wished to retain the services of Mr. Levin through 96Cap. Mr. Levin holds a controlling interest of 96Cap. In the services agreement, Mr. Levin has agreed to act as the Company’s CFO. Mr. Levin will be compensated a sum of US$7,000, per month. Both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

Agreements with Gadi Graus

On August 4, 2022, the Company issued Mr. Gadi Graus with: (i) 400,000 RSUs, of which 100,000 vest immediately and 100,000 vest in three equal annual installments with the first installment vesting on August 2, 2023; (ii) 900,000 Options to purchase common shares of the Company with exercise price of CDN$3.56, of which 225,000 vest immediately and the remainder in 6 equal installments every six months, with the first installment on February 2, 2023. The options can be exercised until August 2, 2032. RSUs and Options were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

On November 1, 2022, the Company’s subsidiary Cust2mate Ltd. and Gadi Graus entered into an employment agreement, under which Gadi Graus will serve as President of the Company and of Cust2mate. Mr. Graus will receive a gross monthly salary of NIS45,000, payments for his use of a car, plus customary social and ancillary payments. Bonuses to be paid at the discretion of the board of directors of the Company. The employment agreement has an unlimited term. Both parties are entitled to terminate the Employment Agreement for any reason, or no reason, by giving the other party prior written notice of 3 months. If Cust2mate notifies that it is terminating the employment (except for cause) before the lapse of 24 months, Mr. Graus will be entitled to paid gardening leave of 9 months; If Cust2mate notifies that it is terminating the employment after the lapse of 24 months, but before the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 6 months; If Cust2mate notifies that it is terminating the employment after the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 3 months.

On November 1, 2020, the Company subsidiary A2Z MS Military Solutions Ltd. (“A2ZMS”), and Elmag (“Elmag”) entered into a services agreement wherein A2ZMS wished to retain the services of Gadi Graus through Elmag. Gadi Graus holds a controlling interest of Elmag. In the Services Agreement, Mr. Graus has agreed to provide management services. Mr. Graus will be compensated with a sum of NIS 55,000, plus VAT, per month. The services agreement has an unlimited term. Both parties are entitled to terminate the services agreement for any reason, or no reason, by giving the other party prior written notice of 3 months. If A2ZMS notifies that it is terminating the services agreement (except for cause) before the lapse of 24 months, Mr. Graus will be entitled to paid gardening leave of 9 months; If A2ZMS notifies that it is terminating the services agreement after the lapse of 24 months, but before the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 6 months; If A2ZMS notifies that it is terminating the services agreement after the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 3 months.

On January 4, 2023, the Company issued Mr. Gadi Graus with 250,000 RSUs, which will vest after the lapse of 12 months. The RSUs were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at December 31, 2022.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (CAD)	Option expiration date	Value of unexercised in-the-money options ($) (CAD)
Bentsur Yosef	-	-	-	-
Gadi Levin	-	-	-	-

Value Vested or Earned During the Year ended December 31, 2022

Name	Option – based awards – Value vested during the year ($)(USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bentsur Yosef	-	-	-
Gadi Levin	$24,000	$27,000	-

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan, other than what has been specified above.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2022 who did not receive any compensation from the Company in any other role during fiscal 2021, for the year ended December 31, 2022:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Alan Rootenberg	2022	Nil	65,000	Nil	Nil	Nil	Nil	65,000
Yonatan de Jongh	2022	10,000	32,500	Nil	Nil	Nil	Nil	32,500
Shlomo Paksher	2022	8,000	32,500	Nil	Nil	Nil	Nil	32,500

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option – based awards – Value vested during the year ($) (USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Rootenberg	1,306	40,625	NIL
Yonatan de Jongh	44,130	8,125	NIL
Shlomo Paksher	NIL	8,125	NIL

C. Board Practices

Committees of the Board of Directors

The Board of Directors discharges its responsibilities directly, as well as indirectly through the Audit Committee, the Compensation Committee and the Nominating Committee. Each director’s term expires at the next annual meeting of shareholders or until their respective successors are elected or appointed.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are Messrs. Alan Rootenberg (Chairperson), Niv Raz Haim and Yonatan de Jongh. The Audit Committee members have been determined by the Board to be “independent” (as such term is defined in NI 52-101) and “financially literate” (as such term is defined in NI 52-110), having the ability to understand and critically evaluate the financial statements of the Company. The Board made this determination based on the experience of each Audit Committee member. The Audit Committee’s primary objective is to assist the Board in fulfilling its oversight responsibilities to: (i) review financial reports and financial information provided to any regulatory authority or provided for release to the public and the Company’s shareholders; (ii) review the Company’s disclosure control systems; (iii) review the Company’s internal control systems with respect to finance, accounting and legal compliance; and (iv) review the Company’s accounting and financial reporting processes.

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Committee, on a case-by-case basis.

Compensation Committee

The members of the Compensation Committee are Messrs. Rootenberg, Niv Raz Haimand, and de Jongh (Chairperson). The purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to compensation of members of the Board and the executive officers of the Company.

Nominating Committee

The members of the Nominating Committee are Messrs. Rootenberg (Chairperson), Niv Raz Haimand, and de Jongh. The purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to nomination of members of the Board.

D. Employees

The Company had 119 employees, all located in Israel, as of the date of this annual report. The Company’s Cust2Mate division has 38 employees (directly or through a dedicated subcontractor) and the Company’s recently acquired subsidiary, Isramat, has 44 employees.

E. Share Ownership

See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

Stock Option Plan

The purpose of the Company’s stock option plan (the “Stock Option Plan”) is to attract, retain and motivate directors, officers, employees and consultants (the “Option Plan Eligible Persons”) by providing them with the opportunity, through stock options, to acquire a proprietary interest in the Company and benefit from its growth. The maximum number of common shares which may be issued under options granted under this Stock Option Plan, from time to time, shall be equal to ten percent (10%) of the outstanding shares of the Company less the aggregate number of shares reserved for issuance or issuable under any other Security Based Compensation Plan (as defined therein) of the Company. Pursuant to the Stock Option Plan, the maximum number of common shares reserved for issuance in any 12-month period to any one optionee other than a consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant and the maximum number of common shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of common shares at the date of the grant.

Subject to the discretion of the Board, if any Option Plan Eligible Person ceases to be an Option Plan Eligible Persons for any reason, other than for cause or death, the options held by such person will terminate on the earlier of (i) the expiry date of the option; and (ii) ninety (90) days from the date such person ceases to be an Option Plan Eligible Person. The Option Plan Eligible Person may exercise any option issued under the Stock Option Plan that is then exercisable at any time within that period unless an existing agreement between the Option Plan Eligible Person and the Company provides for a different period.

In the event that an Option Plan Eligible Person ceases to be an Option Plan Eligible Person because of termination for cause, the options of the Option Plan Eligible Person not exercised at such time shall immediately be cancelled on the date of such termination. In the event of the death of a Participant during the term of the Option Plan Eligible Person’s option, the option theretofore granted to the Option Plan Eligible Person shall be exercisable by the Option Plan Eligible Person’s heirs or administrators within the period of one (1) year succeeding the Option Plan Eligible Person’s death.

A copy of the Company’s Stock Option Plan is incorporated by reference into this Form 20-F.

RSU Plan

On April 22, 2021, the Company’s shareholders adopted a Restricted Share Unit Plan (“RSU Plan”). The purpose of the RSU Plan is to advance the interests of the Company by: (i) providing eligible persons with incentives; (ii) rewarding performance by participants; (iii) increasing the proprietary interest of participants in the success of the Company; (iv) encouraging participants to remain with the Company or its affiliates; (v) attracting new directors, employees, officers and consultants; and; (vi) aligning the interests of the participants with those of the shareholders of the Company. The RSU Plan is administered by the Board and the administration can be delegated to a committee and/or to any member thereof. The Company is responsible for all costs related to the administration of the RSU Plan. All defined terms herein have the meaning of the term as defined in the RSU Plan.

The RSU Plan entitles a director, officer, employee or consultant of the Company or any of its affiliates and any such person’s personal holding company (“Eligible Person”), as designated by the Board in a resolution, to receive a Restricted Share Unit (“Restricted Share Units” or “RSUs”), granted or credited to a Participant’s notional account pursuant to the terms of the RSU Plan. The maximum aggregate number of common shares issuable under the RSU Plan is 3,094,53 common shares. Participants of the RSU Plan who are residents of Israel are subject to the sub plan.

The RSUs are subject to several limitations discussed below:

(a) the aggregate number of RSUs and the options issued under Company’s stock option plan) (together: “Security Based Compensation Plans”) granted to any one Eligible Person (and companies wholly owned by that Eligible Person) in a 12-month period must not exceed 5% of the shares, calculated on the date an RSU is granted to the Eligible Person, unless the Company has obtained the requisite approval of a majority of shareholders of the Company voting at a duly called and held meeting of the shareholders, excluding votes of Insiders to whom RSUs may be granted under the Plan (“Disinterested Shareholder Approval”);

(b) the aggregate number of RSUs and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) at any time must not exceed 10% of the shares, unless the Company has obtained the requisite Disinterested Shareholder Approval;

(c) the aggregate number of RSUs and all other Security Based Compensation Plans granted to Insiders, as a group, (and companies wholly owned by Insiders) in a 12-month period must not exceed 10% of the shares, calculated on the date an RSU or other Security Based Compensation is granted to Insiders, unless the Company has obtained the requisite Disinterested Shareholder Approval;

(d) the aggregate number of RSUs and all other Security Based Compensation Plans granted to any one Consultant in a 12-month period must not exceed 2% of the shares of the Company, calculated at the date an RSU is granted to the Consultant; and

(e) persons involved in Investor Relations Activities are not eligible to receive Restricted Share Units.

All RSUs shall vest on the earlier of (i) the date of which the criteria established by the Board in respect of each RSU grant, if any, which, without limitation, may include criteria based on the financial performance of the Company and/or any Affiliate (“Performance Criteria”) is achieved, if applicable, or (ii) the third (3rd) anniversary of the Date of Grant provided the Participant is continuously employed by or in service with the Company, or any of its Affiliates, from the Date of Grant until such Vesting Date. RSUs may be granted as dividend equivalents and these shall vest simultaneously with the RSUs to which they relate.

As of December 31, 2022, there were 720,000 RSUs outstanding to purchase common shares.

A copy of the Company’s RSU Plan is incorporated by reference into this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of our shares as of March 27, 2023 by:

●	each person or group who is known by us to own beneficially more than 5% of our common shares;
●	each of our directors; and
●	each of our named executive officers.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The Company’s major shareholders do not have different voting rights.

The percentage of voting shares beneficially owned is computed on the basis of 30,945,322 shares outstanding as of the date of this Annual Report.

	Common Shares
Name and address of beneficial owner	Number of shares	Percentage of shares
5% shareholders:
Bentsur Joseph	9,674,478	29.56%
Matag Investments Ltd.	2,197,290	6.71%

		—
Named executive officers and directors:
Bentsur Joseph	9,674,478	29.56%
Gadi Levin	-	-
Amnon Peleg	562	*
Alan Rootenberg	-	-
Niv Raz Haim	-	-
Yonatan de Jongh	-	-
Gadi Graus	-	-

* Less than 1%

Significant Changes in Ownership

We are not aware of significant changes in ownership of our shares by these shareholders during the past three fiscal years.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 9, 2023, there were a total of 48 holders of record of our shares, of which 6 are located in Canada and 24 are located in the United States.

B.	Related Party Transactions

To the knowledge of the Company, other than as immediately described below, no director or executive officer of the Company or any of the Company’s subsidiaries, and no person or company who beneficially owns, directly or indirectly, or otherwise exercises control over more than 10% of the voting rights of the Company, or any proposed director, and no associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries within the three most recently completed financial years.

On December 30, 2019, A2ZAS entered into a call option agreement (the “Call Option Agreement”) with the Company’s Chief Executive Officer, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (the “Call Option”) to purchase 66,000 ordinary shares of Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and as a result, Mr. Joseph no longer owns any securities of Cust2Mate.

The Company’s Chief Executive Officer, Bentsur Joseph, participated in the private placement closed on November 28, 2022 in the aggregate amount of $750,000 on the same terms and conditions as all other participants.

The following transactions arose with related parties:

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$43	$-	$43	$183
Company controlled by CEO	-	958	-	958	(57)
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18. — “Financial Statements.”

A.7 Legal Proceedings

As of the date of this Annual Report, the Company is not aware of any existing or contemplated legal proceedings material to the Company, to which the Company is, or was, a party or of which any of its property is, as of the date of this Annual Report was subject.

A.8 Dividend Policy

The Company has never declared or paid cash dividends on its common shares. Any future dividend payment will be made at the discretion of the Board, and will depend upon, among other factors, earnings, capital requirements, the Company’s financial needs to fund its operations and its future growth, and any other factor that the Board deems necessary to consider in the circumstances.

B. Significant Changes

See “Note 26 - Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2022.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our common shares trade on the TSXV and the Nasdaq Capital Market under the symbol “AZ”. The common shares are also listed on the Frankfurt Stock Exchange (the “FSE”) under the symbol “A23”.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Notice of Articles and Articles of Association

The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

Stated Objects or Purposes

Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated with us while the director is also a director or senior officer of that corporation or an affiliate of that corporation. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Under our articles, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Directors’ power to determine the remuneration of directors. The remuneration of our directors, if any, may be determined by our directors subject to our articles. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. To align the economic interests of directors with those of our shareholders, non-executive directors receive $1,150 CAD per month for their services.

Certain Amendments and Change of Control

In addition to any other voting right or power to which the holders of voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of common shares or affect the holders of common shares differently, on a per share basis.

Our articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Meetings

Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting.

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in our Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless our Articles otherwise provide, at least the following number of days before the meeting: (1) if and for so long as the Company is a public company, 21 days; (2) otherwise, 10 days. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Article 11.4 of our Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders: (1) the quorum is one person who is, or who represents by proxy, that shareholder, and (2) that shareholder, present in person or by proxy, may constitute the meeting.

Shareholder Proposals

Under the BCBCA, qualified shareholders holding shares that constitute (i) at least one percent (1%) of our issued voting shares or (ii) have a fair market value in excess of CAD$2,000 may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

Limitations on Rights to Own Securities

There are no limitations on rights to own or exercise voting rights on our securities by the BCBCA or our articles.

Limitation of Liability and Indemnification

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person or the company, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, former directors or alternate directors (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

C. Material Contracts

Please refer to Item 4 Section B for a discussion of our largest customer contract.

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax. See Item 10.E. - “Taxation”.

E. Taxation

U.S. Federal Income Taxation

This summary does not address the U.S. federal income tax consequences of the ownership and disposition by non-U.S. holders of common shares. The discussion below is limited to U.S. federal income tax matters. Accordingly, holders should consult their tax advisors regarding the U.S. federal alternative minimum, the Medicare tax on net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of common shares.

This summary is based on provisions of the U.S. Internal Revenue Code (the “Code”), U. S. Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Canada-U.S. Tax Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, including specific tax consequences to a holder under applicable tax treaties other than the Canada-U.S. Tax Treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. Holders should consult their tax advisors regarding such tax consequences in light of their individual circumstances.

This summary is limited to considerations relevant for investors holding common shares as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:

●	banks, thrifts, mutual funds, financial institutions, underwriters, insurance companies;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, pension funds, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the U.S.;

●	persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	partnerships or other pass-through entities;

●

persons who received common shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or through other compensatory arrangements;

●	persons who own (directly, indirectly or constructively) 10% or more (by vote or value) of the outstanding shares of the Company; or

●

holders holding common shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the ownership and disposition of common shares.

As used in this Annual Report, the term “U.S. holder” means a beneficial owner of common shares, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this Annual Report, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of common shares, that is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds common shares generally will depend on the status of the partner and the activities of the partnership. A partnership or partner in a partnership that holds common shares should consult its own tax advisor regarding the tax consequences of investing in and disposing of common shares.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the discussion under “-Passive Foreign Investment Company Status” below, the gross amount of any distribution on common shares (including withheld taxes, if any) made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code with respect to dividends received from U.S. corporations. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s basis in such holder’s common shares, and thereafter as capital gain. There can be no assurance that the Company will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution with respect to common shares will constitute ordinary dividend income.

Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will generally be treated as from sources within the U.S. for U.S. foreign tax credit purposes.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on Nasdaq, should be considered readily tradable on an established securities market in the U.S. Accordingly, the common shares are expected to satisfy this requirement in respect of the taxable year ended December 31, 2022. However, there can be no assurance that the common shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, the Company will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “-Passive foreign investment company status” below).

U.S. holders should consult their own advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends paid on common shares.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the Company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on common shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their individual circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Shares

Subject to the discussion under “-Passive Foreign Investment Company Status” below, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and such holder’s tax basis in the shares (determined in U.S. dollars). Any gain or loss recognized by a U.S. holder on a taxable disposition of common shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates apply to long-term capital gains of a U.S. holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. holder that is a corporation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of common shares will generally be treated as U.S. source gain or loss. Each U.S. holder should consult its own tax advisor as to the tax treatment of dispositions of common shares in exchange for Canadian dollars.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the Company is treated as a PFIC for any taxable year during which the U.S. holder holds common shares. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

The Company is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2022, or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

If the Company were to be treated as a PFIC, U.S. holders holding common shares could be subject to certain adverse U.S. federal income tax consequences with respect to gains realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to common shares would not constitute qualified dividend income eligible for preferential tax rates if the Company is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in common shares.

Each current or prospective U.S. holder should consult its own tax advisor regarding potential status of the Company as a PFIC, the possible effect of the PFIC rules to such holder in their particular circumstances, information reporting required if the Company were treated as a PFIC and the availability of any election that may be available to the holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of common shares and the proceeds from the sale, exchange, or redemption of common shares that are paid to a U.S. holder within the U.S. (and in certain cases, outside the U.S.), unless such holder is an exempt recipient. A backup withholding tax may apply to such payments if the holder fails to provide a taxpayer identification number (“TIN”) or certification of exempt status or fails to report in full its dividend and interest income (or if such holder otherwise fails to establish an exemption).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide its correct TIN.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax return, for each year in which they hold common shares. Failure to complete such reporting could result in substantial penalties and in the extension of statute of limitations with respect to such holder’s U.S. federal income tax returns. Holders should consult their tax advisors regarding the application of information reporting requirements relating to their ownership of common shares.

Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a beneficial owner, and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”): (i) deals at arm’s length with the Company; (ii) is not affiliated with the Company; (iii) holds the common shares as capital property; and (iv) has not entered into, with respect to the common shares, a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined in the Tax Act (a “Holder”). Generally, the common shares will be capital property to a Holder provided the Holder does not acquire or hold such common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), the Fifth Protocol to the Treaty signed on September 21, 2007 (the “Protocol”), and Canadian tax counsel’s understanding of the current administrative practices published in writing by the Canada Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends, if any, required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Holders Resident in the U.S.

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and the Treaty: (i) is a resident of the U.S., (ii) is not, and is not deemed to be, a resident of Canada, and (iii) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on in Canada (a “U.S. resident holder”). Special rules, which are not discussed in this summary, may apply to a U.S. resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares

Dividends paid or credited, or deemed under the Tax Act to be paid or credited, to a U.S. resident holder on common shares are subject to Canadian withholding tax under the Tax Act at the rate of 25%; however, the rate of Canadian withholding tax applicable to a U.S. resident holder is generally reduced to 15% under the Treaty (or 5% in the case of a U.S. resident holder that is a corporation beneficially owning at least 10% of the common shares). A U.S. resident holder must not be subject to the limitation on benefits restrictions in the Treaty to be entitled to the 15% (or 5%) withholding tax rate on dividends on the common shares.

Disposition of Common Shares

A U.S. resident holder for whom common shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares. Generally, provided that common shares are listed on a “designated stock exchange” (which includes the TSX and the Nasdaq), common shares will not be taxable Canadian property to a U.S. resident holder at a particular time unless at any time during the 60-month period immediately preceding that time (a) one or any combination of (i) the U.S. resident holder, (ii) persons with whom the U.S. resident holder did not deal at arm’s length, or (iii) partnerships in which the U.S. resident holder or a person with whom the U.S. resident holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and at that time (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. common shares may also be deemed to be taxable Canadian property of a U.S. resident holder in certain circumstances. U.S. resident holders whose common shares may constitute taxable Canadian property should consult their own tax advisors.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be resident in Canada (a “Canadian resident holder”). Certain Canadian resident holders may be entitled to make, or may have already made, the irrevocable election under subsection 39(4) of the Tax Act, the effect of which may be to deem the common shares (and all other “Canadian securities” as defined in the Tax Act) owned by such Canadian resident holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Canadian resident holders to whom common shares might not otherwise be considered capital property should consult their own tax advisors regarding this election.

This portion of the summary is not applicable to a Canadian resident holder (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (iv) that makes or who has made an election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than the Canadian currency, or (v) that is a corporation that, or is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that, is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by (a) a non-resident corporation, (b) a non-resident individual, (c) a non-resident trust, or (d) a group of persons comprised of any combination of persons included in (a) to (c) above that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Canadian resident holders should consult their own tax advisors.

Dividends on Common Shares

Dividends received or deemed to be received on common shares by an individual Canadian resident holder (including certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including an enhanced gross-up and dividend tax credit for dividends designated as “eligible dividends” by the Company. Dividends received or deemed to be received on common shares by a Canadian resident holder that is a corporation will be included in computing its income and will generally be deductible in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian resident holder that is a corporation as proceeds of a disposition or a capital gain. A Canadian resident holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a 38 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing the Canadian resident holder’s taxable income.

Disposition of Common Shares

Generally, a Canadian resident holder who disposes or is deemed to dispose of a subordinate voting share will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base of the common shares to the Canadian resident holder.

Generally, one-half of any capital gain (a “taxable capital gain”) realized must be included in the Canadian resident holder’s income. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized by a Canadian resident holder that is a corporation on the disposition of a subordinate voting share may be reduced by the amount of any dividends received (or deemed to be received) by the Canadian resident holder on such subordinate voting share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a subordinate voting share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Canadian resident holders should consult their own tax advisors regarding their particular circumstances.

A Canadian resident holder that is throughout the year a “Canadian-Controlled Private Corporation” (as defined in the Tax Act) may be liable to pay a refundable tax at a rate of 10 2/3% on certain investment income, including taxable capital gains. Canadian resident holders that are “Canadian-Controlled Private Corporations” should consult their own tax advisors regarding their particular circumstances.

THE U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF COMMON SHARES SHOULD CONSULT SUCH HOLDER’S TAX ADVISOR AS TO THE CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF SUCH HOLDER’S PARTICULAR CIRCUMSTANCES.

F. Dividends and Payment Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to us at 559 Briar Hill Avenue, Toronto, Ontario, Canada M5N 1N1. Copies of our financial statements and other continuous disclosure documents required under applicable securities legislation are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We also make available on our website’s investor relations page, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments and Financial Risk Exposure

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

Credit Risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest, including the ongoing conflict in Ukraine, could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2022	2021

Cash and Cash Equivalents	$2,616	$8,470
Deposits	8	60
Trade receivables	1,373	857
Other Accounts Receivable	2,570	434
Total	$6,567	$9,821

Market Risks

The Company’s business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of December 31, 2022, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $97.

Liquidity Risk:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,224	$2,224	$-
Other accounts payable	$956	$956	$-
Loans	$1,744	$1,403	$341
Lease liability	$886	$281	$605

Interest Rate Risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2022 and 2021, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing, and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $100.

Capital Management:

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2022. There are no externally imposed restrictions on the Company’s capital.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. – D.

Disclosure controls and procedures

Our management, including our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. We evaluated our disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer as of December 31, 2022. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2022 were not effective.

Management’s annual report on internal control over financial reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Our Management found our material weakness to be a result of a lack of sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process, and because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting and accumulate and communicate such information to our management to allow timely decisions regarding disclosure.

To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. First, we are continuing to roll out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we are strengthening our controls financial reporting, with the assistance of outside consultants, experts in the controls and procedures over financing reporting. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS.

Due to the material weakness described above, our management concluded that our internal control over financial reporting were not effective as of December 31, 2022.

Changes in internal control over financial reporting

There were no material changes in our internal control over financial reporting, other than the remediation efforts described above, for the quarter ended and the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Messrs. Rootenberg, de Jongh, and Niv Raz Haim with Mr. Rootenberg serving as chairman of the committee. Messrs. Rootenberg, de Jongh, and Niv Raz Haim each meet the independence requirements under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rootenberg is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to our directors, officers, and employees. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at www.a2zas.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by BDO Ziv Haft for certain services rendered to our company during fiscal year 2022 and fiscal year 2021.

	For the year ended
CAD $	December 31, 2022	December 31, 2021
Audit fees(1)	$160,000	$158,000
Audit-related fees(2)	-	-
Tax fees(3)	$15,000	$15,000
All other fees(4)	-	-
Total	$175,000	$173,500

(1)	The aggregate fees billed in connection with the audit of the Company.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by our auditors named above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer and complies with corporate governance requirements of both the TSX Venture Exchange and Nasdaq.

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

The Company has reviewed the Nasdaq corporate governance requirements and confirms that except as described below, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

The Company does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Company’s quorum requirement is set forth in its articles. A quorum for a meeting of shareholders of the Company is two shareholders or proxyholders that hold or represent, as applicable, not less than 5% of the issued and outstanding shares entitled to be voted at the meeting. In lieu of following Rule 5620(c), the Company follows the rules of the TSX Venture Exchange.

The Company does not follow Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of common shares (or securities convertible into or exercisable for ordinary common shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Columbia, Canada law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. — “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Articles of ECC Ventures 1 Corp.
1.2	Certificate of Name Change
1.3	Certificate of Incorporation
2.1	Specimen Share Certificate
2.2	Description of the Rights of Each Class of Securities
4.1+	Cust2mate Smart Cart Orders with Yochananof
4.2+	Maintenance and Support Agreement with Yochananof
4.3	Flex Manufacturing Agreement
4.4	Services Agreement with Mida Consulting and Investments Ltd.
4.5	Services Agreement with Ninety Six Capital Ltd
4.6	Employment Agreement with Gadi Graus
4.7	Stock Option Plan
4.8	RSU Plan
4.9	Form of 2023 Subscription Agreement
4.10	Form of 2023 Warrant
4.11	Form of October 2022 Subscription Agreement
4.12	Form of October 2022 Warrant
4.13	Services Agreement between A2Z MS Military Solutions Ltd. and Elmag Law Offices dated November 1, 2022.
8.1	List of subsidiaries
11.1	Code of Ethics
12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Executive Officer
12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Financial Officer
13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Executive Officer.
13.2	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Financial Officer.
101	Interactive Data File
104	Cover Page Interactive Data File

+ Indicates that certain identified information has been excluded from the exhibit because it is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

A2Z Smart Technologies Corp.

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	President and Chief Executive Officer

Date: March 27, 2023

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

A2z SMART TECHNOLOGIES CORP

Vancouver, British Columbia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of A2Z SMART TECHNOLOGIES CORP and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, change in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

We have served as the Company’s auditor since year 2017.
Tel Aviv, Israel
March 27, 2023

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$2,616	$8,470
Deposits	8	60
Inventories (note 5)	375	1,147
Trade receivables, net (note 6)	1,373	857
Other accounts receivable (note 8)	2,570	434
Total current assets	6,942	10,968
Intangible asset - patent, net (note 9)	2,207	2,091
Goodwill (note 7)	1,188	-
Property, plant and equipment, net (note 10)	2,357	1,072
Total non-current assets	5,752	3,163

Total Assets	$12,694	$14,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans (note 11)	$1,403	$158
Lease liability (note 12)	281	126
Trade payables	2,224	989
Deferred revenues (note 13)	1,373	-
Other accounts payable (note 14)	956	1,099
Total current liabilities	6,237	2,372
Lease liability (note 12)	605	151
Long term loans (note 15)	341	483
Provision (note 7)	1,447	-
Warrant Liability (note 17)	1,142	51
Severance payment, net (note 16)	33	167
Total non-current liabilities	3,568	852
Total liabilities	9,805	3,224
Shareholders’ equity (note 19)
Share capital and additional paid in capital	43,452	28,297
Warrant Reserve	30,863	34,763
Accumulated other comprehensive income	(1,634)	(708)
Accumulated deficit	(67,395)	(50,838)
	5,286	11,514
Non-controlling interest (note 21)	(2,397)	(607)
Total shareholders’ equity	2,889	10,907
Total liabilities and shareholders’ equity	$12,694	$14,131

March 27, 2023	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2022	2021	2020

Revenues (note 22)	$9,351	$2,685	$1,068
Cost of revenues (note 23)	7,517	2,029	853
Gross profit	1,834	656	215

Expenses:
Research and development costs (note 24)	$4,462	$3,222	$418
Sales and marketing costs	475	102	108
General and administration expenses (note 25)	13,599	6,494	2,365
Operating loss	(16,702)	(9,162)	(2,676)

Loss on revaluation of warrant liability (note 17)	254	30,895	3,228
Financial income	-	-	(75)
Financial expenses (note 27)	1,391	91	107
Loss before taxes on income	$(18,347)	$(40,148)	$(5,936)
Income tax expense (note 28)	-	(142)	(17)
Loss for the year	$(18,347)	$(40,290)	$(5,953)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(936)	555	(1,282)
Remeasurement loss from defined benefit plans	10	-	13
Other comprehensive income (loss)	(926)	555	(1,269)

Total comprehensive loss for the year	$(19,273)	$(39,735)	$(7,222)

Less: Net loss attributable to non-controlling shareholders	(1,790)	(1,127)	(32)
Net loss attributable to A2Z’s shareholders	$(17,483)	$(38,608)	$(7,190)
Basic and diluted loss per share	$(0.70)	$(1.70)	$(0.43)
Weighted average number of shares outstanding	27,681,778	23,340,621	16,758,323

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated			Total Equity of shareholders
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907

Net loss for the period	-	-	-	-	(16,557)	(1,790)	(18,347)
Remeasurement gain from defined benefit plans	-	-	-	10	-	-	10
Adjustments arising from translating financial statements of foreign operations	-	-	-	(936)	-	-	(936)
Net comprehensive loss for the period	-	-	-	(926)	(16,557)	(1,790)	(19,273)
Issuance of shares in respect of crowd funding (note 19(Q))	74,895	-	-	-	-	-	-
Issuance of shares in respect of Isramat deal (note 19(O))	273,774	1,747	-	-	-	-	1,747
Issuance of shares in private placement, net (note 19(S))	2,978,337	3,004	-	-	-	-	3,004
Exercise of warrants (note 19(N))	630,161	5,277	(3,900)	-	-	-	1,377
Exercise of options (note 19(P))	116,667	208	-	-	-	-	208
Exercise of RSU’s (note 19(R))	545,000	-	-	-	-	-	-
Expiration of warrants (note 17(A))	-	51	-	-	-	-	51
Share based compensation (note 20(b)(ix))	-	4,868	-	-	-	-	4,868
Balance - December 31, 2022	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889

	Ordinary share capital				Accumulated			Total Equity of shareholders
	Number of shares		Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2021	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)
Net loss for the period		-	-	-	-	(39,239)	(1,051)	(40,290)
Adjustments arising from translating financial statements of foreign operations		-	-	-	631	-	(76)	555
Net comprehensive loss for the period		-	-	-	631	(39,239)	(1,127)	(39,735)
Reclassification of warrant liability (note 17)		-	-	43,964	-	-	-	43,964
Issuance of shares in private placement, net (note 19 (L))		1,305,662	3,338	-	-	-	-	3,338
Exercise of warrants (note 19 (K))		2,514,693	12,929	(9,201)	-	-	-	3,728
Exercise of options (note 19 (M))		286,223	742	-	-	-	-	742
Share based compensation (note 20 (b)(ix))		-	843	-	-	-	-	843
Balance - December 31, 2021	(*)	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907

(*)	On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital				Accumulated			Total Equity of shareholders
	Number of shares		Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2020	(*)	15,692,126	$6,555	$-	$(70)	$(5,678)	$552	$1,359
Net loss for the period		-	-	-	-	(5,921)	(32)	(5,953)
Adjustments arising from translating financial statements of foreign operations		-	-	-	(1,269)	-	-	(1,269)
Net comprehensive loss for the period		-	-	-	(1,269)	(5,921)	(32)	(7,222)
Issuance of shares in private placement, net		277,779	163	-	-	-	-	163
Exercise of warrants		182,142	98	-	-	-	-	98
Exercise of stock options (note 19 (A)(D)(G))		123,386	39	-	-	-	-	39
Issuance of shares in private placement, net (note 19 (H)(I))		5,816,784	2,570	-	-	-	-	2,570
Issuance of warrants for services		-	52	-	-	-	-	52
Issuance of shares for services (note 19 (C)(E)(J))		127,693	168	-	-	-	-	168
Issuance of stock options for services (note 20 (B)(ix))		-	800	-	-	-	-	800
Balance - December 31, 2020	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)

(*)	On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities
Loss for the year	$(18,347)	$(40,290)	$(5,953)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	786	251	213
Share based compensation	4,868	843	601
Loss on revaluation of warrant liability	254	30,895	3,228
Increase in provisions	1,190	-	-
Change in severance liability	(154)	(20)	28
Change in inventory	690	(1,128)	19
Change in trade receivables	990	(661)	35
Change in other account receivables	(2,383)	(81)	719
Accrued interest on loans and leases	13	36	73
Changes in deferred taxes	-	-	16
Change in accounts payable	860	448	43
Change in deferred revenues	1,439	-	-
Change in other accounts payable	363	329	(25)
	(9,431)	(9,378)	(1,003)
Cash flows from investing activities
Change in deposits	48	132	(192)
Investment in subsidiary	(879)	-	-
Intangible assets	-	-	(6)
Purchase of property, plant and equipment	(727)	(412)	(227)
	(1,559)	(280)	(425)

Cash flows from financing activities
Issuance of shares and warrants, net	3,894	8,358	8,249
Investment in subsidiary	-	-	(1,566)
Exercise of options	208	742	39
Exercise of warrants	1,379	3,386	98
Lease payments	(337)	(111)	(43)
Long term deposits	-	-	30
Repayment of loans	(342)	(316)	(100)
Proceeds from receipt of loans	1,294	296	494
	6,096	12,355	7,201

Increase (decrease) in cash and cash equivalents	(4,894)	2,697	5,773
Effect of changes in foreign exchange rates	(960)	376	(738)
Cash at beginning of year	8,470	5,397	362

Cash at the end of the year	$2,616	$8,470	$5,397

Taxes paid during the year	74	-	-
Interest paid during the year	49	34	12

APPENDIX A: NON-CASH ACTIVITIES
Reclassification of warrant liability to warrant reserve	51	43,964	-
Reclassification of other account payables to short term loans	359	-	-
Recognition of a lease liability and right-of-use asset	947	-	-
Sale of fixed asset	188	-	-
Issuance of share in respect of Isramat deal	2,089	-	-

NON-CASH TRANSACTIONS: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	Year ended December 31,
	2022	2021	2020

Issuance of the Company’s ordinary shares	1,747	-	-
Commitment to selling shareholders	343
Working capital other than cash and cash equivalents	(869)	-	-
Liability for severance pay fund, net	35	-	-
Property, plant and equipment	(636)	-	-
Benefit shareholder consulting agreement	(27)	-	-
Customer relations	(284)	-	-
Goodwill	(1,188)	-	-
Total cash and cash equivalents paid (*)	$(879)	$-	$-

(*)	See note 7.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

Overview

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of maintenance services utilizing the application of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

On February 3, 2022, the Company completed the acquisition of Isramat Ltd. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth. See also note 6.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

As of December 31, 2022, the Company had four subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); (3) A2Z Advanced Solutions (“A2Z AS”); and (4) Isramat Ltd, the “Subsidiaries”).

The Company had a net loss of approximately $19.3 million for the year ended December 31, 2022, $39.8 million for the year ended December 31, 2021, and $7.2 million for the year ended December 31, 2020. The Company has an accumulated deficit of $67 million as of December 31, 2022. The Company has incurred negative cash from operation and net losses for current and recent years. The Company financed its operation up do date by issuance of shares and warrants, The Company does not have any material financial obligations as of the balance date The company believes that it has sufficient resources to operate in the foreseeable future with the support of its officers.

On March 13, 2023, the Company closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604 (See also note 32(b)).

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2023.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION:

A. Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out above. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain derivatives. The Company has elected to present the statement of comprehensive income using the function of expense method.

B. Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. The Company controls an investee if all three elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The consolidated financial statements of the Company include the accounts of the Company and its Subsidiaries as if they formed a single entity. Any intercompany transactions were eliminated in full.

C. Basis of Measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

D. Functional and foreign currency

The Company’s functional currency is the New Israeli Shekel (“NIS”), since the Company’s primary economic environment is in Israel. However, the presentation currency is in US Dollars (“USD”) due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:

●	Monetary assets and liabilities - at the rate of exchange applicable at the statements of financial position date.

●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.

●	Expense items - at exchange rates applicable as of the date of recognition of those items.

●	Non-monetary items are converted at the rate of exchange at the statements of financial position date.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

A. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly liquid investments, including, inter alia, short-term deposits with banks, the maturity of which do not exceed three months at the time of deposit, and which are not restricted.

B. Short term deposits

A short term deposit is cash held in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Short term deposits are deposits designated to secure the Company’s car lease agreements and its credit cards.

C. Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2021, and 2020, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

D. Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

E. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1.	In the principal market for the asset or liability, or

2.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.)

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

1.	Financial assets

The Company classifies its financial assets into one of the following categories, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

Amortized cost: These assets arise principally from the provision of goods and services to customers (e.g. trade accounts receivable), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade accounts receivable are recognized based on the simplified approach within IFRS 9 using a provision in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statement of comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

2.	Financial Liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss: Warrants are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such liabilities are subsequently measured at fair value through profit or loss.

Other financial liabilities include the following items: Bank borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Another financial liability recognized at fair value is due to a commitment to the selling shareholders of Isramat (See also note 7) that if the aggregate proceeds received by a selling shareholder from the sale of its acquisition shares during the lockup period, together with the value of its unsold acquisition shares as of the end of such period, is lower than its pro rata portion in the equity consideration, the Company will pay the difference in cash to such selling shareholder.

3.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

4.	Derivative liability - Warrants:

Warrants that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

5.	Derecognition

●	Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

●	Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

6.	Impairment of financial assets

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of December 31, 2022, and December 31, 2021, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

Definition of default, including reasons for selecting the definition

Prior to commencing a business relationship, the Company will enter into an agreement with the customer. The agreement or contract typically includes details of the terms of payment to which the customer is entitled. In most cases, the customer updates the Company if there is a delay in the payment beyond the terms of the agreement. Any delays in payment for more than two months are subject to approval of management. If a customer’s scheduled payment is delayed by more than two months and such delay is not approved by the Company’s management, the CEO will typically make direct contact with the customer’s management and inform them of the overdue obligation and that Company will pursue remedies available to collect the overdue payment. If the customer and the Company are not able to resolve the matter at that time, the receivable is considered to be in default as the collectability is no longer certain. If the collection effort is not successful, the Company will retain legal counsel in the applicable country to assist with collection and sends a demand letter to that effect.

Write-off policy

The Company writes off its financial assets if any of the following occur:

●	Inability to locate the debtor.
●	Discharge of the debt in a bankruptcy.
●	It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

Aging Schedule based on due date

	Aging schedule
	December 31, 2022	December 31, 2021

Within payment terms	$1,373	$857

Total	$1,373	$857

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2022	December 31, 2021

Government institutions	$279	$296
Industrial customers	1,052	-
Other customers	42	561

Total	$1,373	$857

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

F. Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.	Is engaged in business activities from which it may earn revenues and incur expenses;
2.	Whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and
3.	For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company’s financial income and expenses and income tax. The Company has three operating segments; Precision Metal Parts, Advanced Engineering and Smart Carts.

G. Share-based compensation:

Where equity settled share options are awarded to employees and service providers, the fair value of the options calculated at the grant date is based on the market share price and is charged to the statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense charged is not adjusted for failure to achieve a market vesting condition.

H. Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributable for tax purposes. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the estimated timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are measured at the tax rates that are expected to apply in the period when the temporary differences are reversed based on tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred taxes are recognized in Profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized or reassessed are recognized to the extent that their recoverability is probable. Any resulting reduction or reversal is recognized as “income tax” within the statement of comprehensive income. All deferred tax assets and liabilities are presented in the statement of financial position as non-current items, respectively.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred tax assets in respect to carryforward losses have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

I. Defined benefit schemes

The Company contributes towards the state pension in accordance with local legislation where required. The only obligation of the Company is to make the required contributions. Costs related to such contributions are expensed in the period in which they are incurred.

The Company has several employee benefits plans as to its employees:

1.	Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

This liability is calculated based on actuary measurement.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense simultaneously with receiving the employee’s services and no additional provision is required in the financial statements except for the unpaid contribution. The Company also operates for some employees an immaterial defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. The Company presents the accrued severance pay liability net from severance pay fund.

J. Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives

Computers and electronic equipment	3
Machines and manufacturing equipment	10
Furniture and equipment	7
Vehicles	6.67
ERP system and R&D expenses	3-6
Leasehold Improvement	10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

J. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1.	Identify the contracts with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the entity satisfies a performance obligation.

i.	Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.
ii.

Revenues generated in Isramat are recognized from sale of goods in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

Performance obligations and timing of revenue recognition

The majority of the Company’s revenue is derived from selling goods with revenue recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer. However, for export sales, control might also be transferred when delivered either to the port of departure or port of arrival, depending on the specific terms of the contract with a customer. There is limited judgement needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

The Company has a segment which carries out maintenance and leasing services for clients, with revenue recognized typically on an over time basis. This is because the designs created have no alternative use for the Company and the contracts would require payment to be received for the time and effort spent by the Company on progressing the contracts in the event of the customer cancelling the contract prior to completion for any reason other than the Company’s failure to perform its obligations under the contract. On partially complete service contracts, A Layout (International) recognizes revenue based on stage of completion of the project which is estimated by comparing the number of hours actually spent on the project with the total number of hours expected to complete the project (i.e. an input based method). This is considered a faithful depiction of the transfer of services as the contracts are initially priced on the basis of anticipated hours to complete the projects and therefore also represents the amount to which the Company would be entitled based on its performance to date.

Determining the transaction price

A substantial amount of the Company’s revenue is derived from Smart Cart segment – fixed price contracts and therefore the amount of revenue to be earned from each contract is determined by reference to those fixed prices. Exceptions are as follows:

● For one key customer, the Company accepts orders and is paid up in advance of delivering the products.

K. Share based payment transactions

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting date includes the Group’s best estimate of the number of equity instruments that will ultimately vest.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of option granted is determined using the Binomial Lattice option-pricing model (“Binomial model”). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

L. Research and development expenses

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2022, costs in the amount of $219 have been capitalized and relate to the Company’s ERP system. All other development expenses have not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

M. Standard not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the period beginning 1 January 2023:

-	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

-	Definition of Accounting Estimates (Amendments to IAS 8); and

-	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The following amendments are effective for the period beginning 1 January 2024:

-	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback)

-	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current)

-	IAS 1 Presentation of Financial Statements (Amendment – Non-current Liabilities with Covenants)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not believe that the amendments to IAS 1 will have a significant impact on the classification of its liabilities, as the conversion feature in its convertible debt instruments is classified as an equity instrument and therefore, does not affect the classification of its convertible debt as a non-current liability.

The Company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Company.

Changes in accounting policies

The following amendments are effective for the period beginning 1 January 2022:

Leases

The majority of the Company’s accounting policies for leases are set out in note 12.

Identifying leases

The Company accounts for a contract as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

-	There is an identified asset;

-	The Company obtains substantially all the economic benefits from use of the asset; and

-	The company has the right to direct use of the asset

The Company considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

In determining whether the Company obtains substantially all the economic benefits from use of the asset, the Company considers only the economic benefits that arise use of the asset, not those incidental to legal ownership or other potential benefits.

In determining whether the Company has the right to direct use of the asset, the Company considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are pre-determined due to the nature of the asset, the Company considers whether it was involved in the design of the asset in a way that predetermines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Company applies other applicable IFRSs rather than IFRS 16.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

IAS - 1 Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after January 1, 2023.

The Company evaluated the expected impact of the IAS 1 amendments on its financial position as December 31, 2022, as a reclassification of its derivative liability - warrants in the amount of $1,142 from Non – Current Liabilities to Current Liabilities.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 defines an onerous contract as a contract in which the unavoidable costs (costs that the Group has committed to pursuant to the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

The amendments to IAS 37.68A clarify, that the costs relating directly to the contract consist of both:

●	The incremental costs of fulfilling that contract- e.g., direct labor and material; and
●	An allocation of other costs that relate directly to fulfilling contracts: e.g. Allocation of depreciation charge on property, plant and equipment used in fulfilling the contract.

The Company, prior to the application of the amendments, did not have any onerous contracts. The Company estimates that the initial application of the Amendments is not expected to have a material impact on its financial statements.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property, plant and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED):

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Going concern

In order to assess whether it is appropriate for the company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections. In arriving at this judgment, there were several assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing to raising additional financing.

Functional currency

The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

Impairment of non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGUs’). Goodwill is allocated on initial recognition to each of the Company’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and Contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - INVENTORIES:

	December 31,	December 31,
	2022	2021

Raw materials	$38	$93
Smart cart electrical equipment	-	909
Smart cart parts	337	145
	$375	$1,147

NOTE 6 – TRADE RCEIVABLES, NET:

	December 31,	December 31,
	2022	2021

Customers	$1,383	$857
Expected credit losses	(10)	-
	$1,373	$857

NOTE 7 – ACQUISITION

On February 3, 2022, the Company announced it has completed the acquisition of all the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879) in cash and issued the selling shareholders of Isramat 273,774 common shares in the capital of the Company at a price per share of $7.6311. The company has committed to the selling shareholders that if the aggregate proceeds received by a selling shareholder from the sale of its acquisition shares during the lockup period, together with the value of its unsold acquisition shares as of the end of such period, is lower than its pro rata portion in the equity consideration, the Company will pay the difference in cash to such selling shareholder. Such payment shall be made at the end of the lockup period after submission of a report by the selling shareholder.

IFRS 13 favors the use of quoted prices and limits the inclusion of restrictions (such as lockup) in the calculated fair value. Based on the provisions of IFRS 13, the Company has recognized a provision for the commitment to the selling shareholders on the day of the acquisition in the amount of $343. On December 31, 2022, the Company revaluated the commitment to the selling shareholders in the amount of $1,447, and finance expenses in the amount of $1,105 were recognized and charged to the Consolidated Statement of Comprehensive Loss.

The table below summarizes the fair value of the commitment at the purchase date:

Balance at January 1, 2022	$-
Acquisition date February 3, 2022	343
Revaluation	1,190
Effect of changes in foreign exchange rates	(86)
Balance at December 31, 2022	$1,447

The purchase consideration has been allocated between the acquired tangible assets and intangible assets, based on their fair values.

Management is fully responsible for the valuation made of the assets. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of identifiable net assets acquired by approximately $1,188, which is recognized as goodwill.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 7 – ACQUISITION (CONTINUED)

The table below summarizes the fair value of assets acquired at the purchase date:

February 3, 2022

Working capital other than cash and cash equivalents	$869
Liability for severance pay fund, net	(35)
Property, plant and equipment	636
Benefit shareholder consulting agreement	27
Customer relations	284
Goodwill (*)	1,188
Total consideration paid (**)	$2,969

Consideration paid in cash	$879
Commitment to the selling shareholders	343
Consideration paid in common shares in the capital of the Company	1,747
Total consideration paid (**)	$2,969

(*)	Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company, and to the value of assembled workforce.

Isramat manufactures and sells precision metal parts. Revenue from these sales is recognized when Isramat has delivered the parts to locations specified by its customers and the customers have accepted the parts in accordance with the sales contract.

(**)	Consideration paid in cash for the purchase of Isramat shares was $879, and the balance of the consideration was settled by the issuance of 273,774 common shares in the capital of the Company at a value of $1,747.

The contribution of Isramat’s results to the Company’s consolidated revenues were $3,958. The contribution of Isramat’s results to the Company’s consolidated net loss during the year ended December 31, 2022, was a net loss of $875.

The pro forma financial information presented below is for information purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved had the transaction taken place at January 1, 2022. The pro forma financial information is as follows:

For the year ended December 31, 2022
(in thousands)
unaudited

Total revenues	$9,594
Net loss attributable to the Company	$17,635

NOTE 8 - OTHER ACCOUNTS RECEIVABLE:

	December 31,	December 31,
	2022	2021

Related parties	$-	$126
Advances to suppliers	918	-
Prepaid expenses	751	50
Government institutions	151	251
Other	750	7
	$2,570	$434

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 9 – INTANGIBLE ASSETS - PATENT, NET:

Balance, January 1, 2021	$2,239
Depreciation	(123)
Effect of changes in foreign exchange rates	(25)
Balance, December 31, 2021	$2,091
Additions	311
Depreciation	(200)
Effect of changes in foreign exchange rates	5
Balance, December 31, 2022	$2,207

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system and R&D expenses	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2022	$440	$-	$201	$968	$-	$59	$362	$2,030
Additions	29	174	28	316	223	14	-	784
Disposals	-	-	-	(380)	-	-		(380)
Additions from newly acquired subsidiary	-	2,242	178	34	-	367	859	3,681
Translation adjustments	(53)	(208)	(48)	(80)	(4)	(37)	(42)	(472)
As of December 31, 2022	$416	$2,208	$359	$858	219	$403	$1,180	$5,642

Accumulated depreciation:
As of January 1, 2022	$288	$-	$142	$368	$-	$59	$101	$958
Additions	37	116	16	88	5	3	107	371
Disposals	-	-	-	(58)	-	-	-	(58)
Additions from newly acquired subsidiary	-	1,657	158	6	-	350	164	2,335
Translation adjustments	(35)	(163)	(27)	(47)	-	(36)	(13)	(321)
As of December 31, 2022	$290	$1,610	$289	$357	$5	$376	$360	$3,286

Net Book Value:
As of December 31, 2022	$126	$598	$70	$501	214	$27	$820	$2,357
As of December 31, 2021	$152	$-	$59	$600	-	$-	$261	$1,072

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2021	$370	$139	$625	$57	$40	$1,231
Additions	52	62	298	-	362	774
Translation adjustments	18	-	45	2	(40)	25
As of December 31, 2021	$440	$201	$968	$59	$362	$2,030

Accumulated depreciation:
As of January 1, 2021	$268	$133	$294	$57	$23	$775
Additions	22	7	92	-	101	222
Translation adjustments	(2)	2	(18)	2	(23)	(39)
As of December 31, 2021	$288	$142	$368	$59	$101	$958

Net Book Value:
As of December 31, 2021	$152	$59	$600	$-	$261	$1,072
As of December 31, 2020	$102	$6	$331	$-	$17	$456

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – SHORT TERM LOANS AND CURRENT PORTION OF LONG-TERM LOANS:

	Linked to	Interest rate	December 31, 2022	December 31, 2021

Short term loans	NIS	3.2%-7.5%	$1,114	$-
Current portion of long-term loans			289	158

			$1,403	$158

NOTE 12 – LEASE LIABILITY:

The Company has lease contracts for industrial areas and office facilities used in its operations. Leases of industrial areas and office facilities generally have lease terms of between 2 and 5. The Group has several lease contracts that include termination option, which are valid after a minimal lease period. The Group has several lease contracts that include extension options.

Set out below are the carrying amounts of lease liabilities recognized and the movements during the period:

Industrial areas and office facilities
Balance January 1, 2021	$21
Additions	362
Disposals	(107)
Accumulated interest	25
Exchange rate differences	(24)
Balance December 31, 2021	$277
Additions	859
Disposals	(335)
Accumulated interest	107
Exchange rate differences	(22)
Balance December 31, 2022	$886

	Linked to	December 31, 2022	December 31, 2021

Long Term leases	NIS	$886	$277
Current portion of long-term leases		281	126

		$605	$151

NOTE 13 – DEFERRED REVENUES:

The Company has invoiced its one major customer in the Smart Cart segment a sum amount of $1,373 for smart carts that as of December 31, 2022, have yet to be delivered. Throughout the year ended December 31, 2022, the balance of deferred revenues has changed each time the Company invoiced the aforementioned customer. The amount has been set off against total revenues and credited to deferred revenues.

NOTE 14 - OTHER ACCOUNTS PAYABLE:

	December 31,	December 31,
	2022	2021

Employees and government authorities	$681	$362
Accrued expenses	93	169
Other	182	568
	$956	$1,099

NOTE 15 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2022	December 31, 2021

Long term loans	NIS	1.8%-6.1%	$1,385	$641
Less- Current portion			(1,044)	(158)

			$341	$483

The loans are from leading Israeli financial institutions and bear interest of between 1.8% - 6.1%. $1,044 of the loans are repayable within in one year and $341 are repayable between two to five years.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 – SEVERANCE PAYMENT, NET:

a.	The plan liabilities, net:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Defined benefit plan:
Present value of defined benefit obligation	$394	$541
Fair value of plan assets	(361)	(374)

Total	$33	$167

Changes in the present value of defined benefit obligation:

	2022	2021

Balance at beginning of year	$541	$563
Recognized in statement of comprehensive loss:
Interest cost	9	10
Current service cost	30	39
Currency translation	(111)	(71)
Recognized in other comprehensive gain :	(10)	-
Net actuarial gain	(98)	-

Balance at end of year	$361	$541

b.	The movement in the fair value of the plan assets:

	2022	2021

Balance at beginning of year	$(374)	$(376)
Recognized in statement of comprehensive loss:
Expected return	24	28

Recognized in other comprehensive loss /(gain):
Net actuarial loss (gain)	-	-
Other:
Contributions by employer	(11)	(26)

Balance at end of year	$(361)	$(374)

c.	The principal assumptions underlying the defined benefit plan:

	December 31, 2022	December 31, 2021

Discount rate of the plan liability	2.75%	2.24%

Expected rate of return on plan assets	2.64%	2.36%

Future salary increases	3.82%	3.47%

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – WARRANT LIABILITY:

a)	November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement (see also note 19 (s)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.04) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

These warrants were valuated at their fair value at the end of each reporting period and classified as a liability.

Balance at January 1, 2022	$-
Issuance of November 2022 Warrants	894
Revaluation at December 31,2022	248

Balance at December 31, 2022	$1,142

b)	April and May 2021 Warrants

Certain warrants were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company – New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of June 30, 2021, the warrant liability was $7,093 and the Company recorded a loss on the revaluation of the total warrant liability for the year ended December 31, 2021, of $2,307 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 111% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.79 years and share price of $11.91.

On June 30, 2021, warrant holders owning 583,703 warrants, exercisable at CAD$11.04, and the Company, agreed that the exercise price of CAD$11.04 would be payable in NIS (based on a NIS 2.63 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants, as equity ($6,846). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

As of August 29, 2021, the warrant liability was $247 and the Company recorded a gain on the revaluation of the total warrant liability for the year ended December 31, 2021, of $124 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 134% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.62 years and share price of $6.69. As of December 31, 2021, all the April and May 2021 warrants are classified as equity.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$-
Issuance at June 4, 2021	4,786
Revaluations	2,183
Reclassification to Warrant Reserve	(6,969)
Balance at December 31, 2021	$-
Balance at December 31, 2022	$-

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – WARRANT LIABILITY (CONTINUED):

c)	November 2020 and December 2020 Warrants

Certain warrants issued in November and December 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company – New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of March 31, 2021, the warrant liability was $35,175 and the Company recorded a loss on the revaluation of the total warrant liability on March 31, 2021, of $26,816 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 79% using the historical prices of the Company, risk-free interest rate of 1.002%, expected life of 4.63 years and share price of $9.30.

On March 31, 2021, warrant holders, owning 5,816,785 warrants, exercisable at CAD$2.70, and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($35,065). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD. As of December 31, 2021, all the November 2020 and December 2020 warrants are classified as equity.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$8,391
Revaluation at March 31, 2021	26,816
Reclassification to Warrant Reserve	(35,207)

Balance at December 31, 2021	$-
Balance at December 31, 2022	$-

d)	January 2020 Warrants

Certain warrants issued in January 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company - New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

On June 30, 2021, warrant holders, owning 220,589 warrants, exercisable at CAD$1.95, and the Company, agreed that the exercise price of CAD$1.95 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($1,788). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

As of December 31, 2021, the warrant liability was $51 and the Company recorded a loss on the revaluation of the total warrant liability for the year ended December 31, 2021, of $1,788 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 82% using the historical prices of the Company, risk-free interest rate of 0.064%, expected life of 0.08 years and share price of $13.72. As of December 31 ,2021, there are 16,312 warrants classified as a liability.

On January 31, 2022, the remaining January 2020 Warrants expired, and the Company reclassified the warrant liability to equity.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$285
Warrants exercised	(342)
Revaluations	1,896
Reclassification to Warrant Reserve	$(1,788)

Balance at December 31, 2021	51

Expiry of warrants	(51)

Balance at December 31, 2022	$-

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – LIENS, COMMITMENTS AND PROVISIONS:

A.	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

NOTE 19 – SHAREHOLDERS’ EQUITY (DEFICIT):

The Company’s Authorized share capital is unlimited common shares without par value (“Shares”).

As of December 31, 2022, the number of shares issued and outstanding are 30,945,322 (December 31, 2021 – 26,326,488).

On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

A.	On January 21, 2020, 47,619 options with an exercise price of CAD0.42 were exercised for gross proceeds of $15 (CAD20 thousand).

B.	On January 30, 2020, the Company completed a private placement of 277,779 units (the “Units”) at a price of CAD1.80 per Unit for gross proceeds of $ 377 (CAD500 thousand) (“January 2020 Private Placement”). Each Unit consists of one share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional share of the Company at a price of CAD1.95 until January 30, 2022. All securities issued in connection with the January 2020 Private Placement were subject to a hold period expiring May 31, 2020. The fair value of the warrants at issuance were $214 and were recorded as a liability – see Note 11.

C.	On January 30, 2020, the Company issued 30,831 shares as compensation, valued at $50, for consulting services provided by a consultant.

D.	On March 18, 2020, 75,000 options with an exercise price of CAD0.39 were exercised for gross proceeds of $23 (CAD32 thousand).

E.	On April 27, 2020, the Company issued 76,701 Shares as compensation, valued at $71, for consulting services provided by two consultants.

F.	During July 2020 and August 2020, 182,142 warrants with an exercise price of NIS 2.52 were exercised for gross proceeds of $98.

G.	On October 28, 2020, 767 options with an exercise price of CAD1.14 were exercised for gross proceeds of $1.

H.	On November 16, 2020, the Company closed a private placement (the “November 2020 Private Placement”) and issued 4,450,153 units at a price of CAD1.875 per unit for gross proceeds of $6,377 CAD 8,344. Each unit is comprised of one share and one warrant (each, a “November 2020 Warrants”). Each November 2020 Warrant entitles the holder thereof to purchase one additional share at a price of CAD2.70 at any time prior to November 10, 2025. In connection with the November 2020 Private Placement, the Company paid finders’ fees of $417.

The fair value of the November 2020 Private Placement Warrants was $3,537 at the issuance date and were recorded as a liability

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED):

I.	On December 29, 2020, the Company closed a private placement (the “December 2020 Private Placement”) and issued 1,366,631 units at a price of CAD1.875 per unit for gross proceeds of $2,000 (CAD2,562). Each unit is comprised of one share of the Company and one warrant (each, a “December 2020 Warrant”). Each December 2020 Warrant entitles the holder thereof to purchase one share at a price of CAD2.70 at any time prior to December 24, 2025. In connection with the December 2020 Private Placement, the Company paid finders’ fees of $128, in cash and issued 100,000 finders’ warrants (“Finders’ Warrants”).

All securities issued in connection with the December 2020 Private Placement are subject to a four month and one day hold period expiring on April 25, 2021.

The December 2020 Warrants and Finders’ Warrants and have an exercise price of CAD$2.70 and expire on December 24, 2025, and April 25, 2021. The fair value of the December 2020 Warrants was $1,698 and were recorded as a liability – see note 11.

J.	On December 24, 2020, the Company issued 20,161 shares as compensation, valued at $47, for consulting services provided by a consultant.

K.	During the year ended December 31, 2021, the Company issued 2,514,693 shares in respect of 2,629,343 warrants that were exercised. (See Note 14(a))

L.	On June 4, 2021, the Company completed two private placements (collectively, the “Offering”). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of $8,590 (CAD$10.65 million). Each Unit is composed of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at CAD$11.04 per warrant. 221,100 Warrants expire on April 14, 2023, and 1,084,562 Warrants expire on May 28, 2023. A finder’s fee of $466 (CAD$578) was paid in connection with the Offering.

The fair value of the warrants granted was $4,786 and was initially classified as a liability (see note 12(c)). The Company accounted for the remaining $3,338 as additional paid in capital and share issue expenses.

M.	During the year ended December 31, 2021, the Company issued 286,223 shares in respect of 286,223 stock options that were exercised. (See Note 15 (b))
N.	During the year ended December 31, 2022, the Company issued 630,161 shares in respect of 630,161 warrants that were exercised. (See Note 14 (a))

O.	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 shares in respect of the acquisition of Isramat (see Note 6).
P.	During the year ended December 31, 2022, the Company issued 116,667 shares in respect of 116,667 stock options that were exercised. (See Note 15 (b))
Q.

On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

R.	During the year ended December 31, 2022, the Company issued 545,000 shares in respect of 545,000 RSU’s that were exercised. (See Note 15 (c))
S.	On November 2, 2022, the Company completed a private placement (“November 2022 Private Placement”) that resulted in the issuance of 2,978,337 units (“Unit”), at a price per unit of $1.35 (CAD$1.86), for gross proceeds of $4,021. Each Unit consists of one common share and one half of one common share purchase warrant. An aggregate of 1,489,169 warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of $1.5 (CAD$2.04), which will result in the issuance of an additional 1,489,169 common shares (“November 2022 Private Placement Warrants”). The warrants are exercisable for a period of 24 months. A finder’s fee of $260 (CAD$349,000) was paid and 237,200 November 2022 Private Placement Warrants were issued in connection with the November 2022 Private Placement.

The fair value of the November 2022 Private Placement Warrants granted was $894 and was initially classified as a liability (see note 12(d)). The Company accounted for the remaining $3,127 as additional paid in capital and share issue expenses.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS:

a) Warrants

(i)	Warrant transactions for the years ended December 31, 2022, and 2021 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2021	7,289,885	$1.91
Warrants issued in the April 2021 Private Placement	221,100
Warrants issued in the May 2021 Private Placement	1,084,562
Exercise of warrants	(2,629,343)
Balance, December 31, 2021	5,966,204	$3.55
Expiration of warrants	(5,437)
Exercise of warrants	(630,161)
Warrants issued in the November 2022 Private Placement	1,726,366
Balance, December 31, 2022	7,056,972	$3.54

(ii)	As of December 31, 2022, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

December 31, 2022	Expiry date	Exercise price			Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418	(2)	$2.03
1,366,631	December 24, 2025	ILS	7.1418	(2)	$2.03
221,100	April 18, 2023	ILS	29.025	(3)	$8.25
1,084,562	May 28, 2023	ILS	29.025	(3)	$8.25
1,726,366	November 8, 2024	CAD	2.04		$1.60
7,056,972

(1)	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$1.95 would be payable in New Israeli Shekels. The exercise price is NIS 5.124 per warrant (see also Note 11).

(2)	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant (see also Note 11).

(3)	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant (see also Note 11).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS (CONTINUED):

a) Warrants (continued)

(iii)	On December 16, 2021, 1,095,322 warrants with an exercise price of ILS2.52 were exercised in a cashless mechanism and the warrant holders were granted 980,673 shares.

b) Stock Options

Stock option transactions for the years ended December 31, 2022, and 2021 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2021	889,523	$1.62	$1.27
Options granted	333,377	3.00
Exercise of options	(286,223)	2.25
Expiry of options	(116,667)	3.00
Balance December 31, 2021	820,010	$2.10	$1.78
Exercise of options	(116,667)	2.27
Expiry of options	(20,000)	1.5
Options granted	1,200,000	3.67
Balance December 31, 2022	1,883,343	$3.17	$2.32

(i)	On January 28, 2021, 33,333 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on January 28, 2025. The fair value of the options granted was estimated at CAD$90 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 4 years; Volatility 209%; Risk-free interest rate 0.30%; Dividend yield 0%.

(ii)	On January 28, 2021, 116,667 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on December 31, 2021. The fair value of the options granted was estimated at CAD$191 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 0.92 years; Volatility 173%; Risk-free interest rate 0.11%; Dividend yield 0%.

(iii)	On June 3, 2021, 50,000 stock options were issued to a consultant with an exercise price of CAD$8.40. The options expire on June 3, 2026. The fair value of the options granted was estimated at CAD$445 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.18; Expected option life 5 years; Volatility 191%; Risk-free interest rate 0.93%; Dividend yield 0%.

(iv)	On August 23, 2021, 116,700 stock options were issued to consultants with an exercise price of CAD$6.00. The options expire on April 30, 2022. The fair value of the options granted was estimated at CAD$242 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$6.50; Expected option life 0.68 years; Volatility 126%; Risk-free interest rate 0.19%; Dividend yield 0%.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options (continued)

(v)

On October 28, 2021, 16,677 stock options were issued to a director with an exercise price of CAD$8.00. The options expire on October 28, 2026. The fair value of the options granted was estimated at CAD$242 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.37; Expected option life 5 years; Volatility 114%; Risk-free interest rate 1.43%; Dividend yield 0%.

(vi)

On August 4, 2022, 900,000 stock options were issued to a director with an exercise price of CAD$3.56. The options expire on August 2, 2032. The fair value of the options granted was estimated at $2,712 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.12; Expected option life 10 years; Volatility 112%; Risk-free interest rate 2.67%; Dividend yield 0%.

(vii)

On August 21, 2022, 300,000 stock options were issued to a consultant with an exercise price of CAD$4.00. The options expire on August 2, 2032. The fair value of the options granted was estimated at $977 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.00; Expected option life 10 years; Volatility 112%; Risk-free interest rate 2.99%; Dividend yield 0%.

(viii)	As at December 31, 2022, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2022	Exercisable as of December 31, 2022	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	510,000	August 20, 2025	CAD	1.50	$1.11
40,000	40,000	September 1, 2025	CAD	2.25	$1.66
33,333	33,333	January 28, 2025	CAD	3.00	$2.21
50,000	33,333	June 3, 2026	CAD	8.40	$6.20
16,677	11,118	October 28, 2026	CAD	8.00	$5.90
900,000	225,000	August 2, 2032	CAD	3.56	$2.63
300,000	300,000	August 21, 2032	CAD	4.00	$2.95
1,883,343	1,152,784

(ix)	Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2022, share-based compensation of $4,868 was recognized and charged to the Consolidated Statement of Comprehensive Loss (December 31, 2021 - $843, December 31, 2020 – $800).

c) RSU’s

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no par value in the Company (“Common Shares”).

RSU’s transactions for the year ended December 31, 2022, and for the year ended December 31, 2021, are as follows:

Number
Balance, January 1, 2021	-
RSU’s granted	-
Exercise of RSU’s	-
Balance, December 31, 2021	-
RSU’s granted	1,265,000
Exercise of RSU’s	(545,000)
Balance, December 31, 2022	720,000

Total exercisable RSU’s as at December 31, 2022, are 225,832. During the year ended December 31, 2022, share-based compensation in respect of RSU’s of $2,475 was charged to the Consolidated Statement of Comprehensive Loss (December 31, 2021 – $nil, December 31, 2020 – $nil).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 – NON CONTROLLING INTERESTS

The following Company subsidiaries which have non-controlling interests:

	December 31,	December 31,
	2022	2021

Cust2mate	$(2,791)	$(1,026)
AAI	394	419
	$(2,397)	$(607)

NOTE 22 – REVENUES:

Revenue streams:

	Year Ended December 31
	2022	2021	2020

Revenues from services:
Revenues from services	$1,364	$1,548	$801
Revenues from leasing	341	387	267
Precision metal parts:
Revenues from sales of precision metal parts	3,958	-	-
Smart Carts:
Revenues from smart carts project	3,688	750	-
	$9,351	$2,685	$1,068

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 23 – COST OF REVENUES:

	Year Ended December 31
	2022	2021	2020

Payroll and related expenses	$2,383	$1,096	$493
Subcontractor and outsourced work	103	162	65
Materials and components consumed	4,650	291	90
Depreciation	131	-	-
Car maintenance	165	373	147
Other	85	107	58
	7,517	2,029	853

NOTE 24 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31
	2022	2021	2020

Payroll and related expenses	$867	$510	$410
Subcontractor and outsourced work	3,362	2,477	-
Legal fees	20	99	-
Pilot expenses and other	212	136	8
	4,462	3,222	418

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31
	2022	2021	2020

Payroll and related	$3,990	$1,027	$579
Professional fees	2,233	3,417	1,449
Share-based compensation	4,868	842	-
Depreciation and amortization	420	321	213
Office maintenance	437	275	23
Public company related expenses	316	254	59
Rent and related expenses	126	96	42
Travel	150	-	-
Directors & officers’ insurance	267	119	-
Doubtful debts	382	-	-
Other	410	143	-
	13,599	6,494	2,365

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 26 - LOSS PER SHARE:

Both the basic and diluted earnings (loss) per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year Ended December 31
	2022	2021	2020

Net loss for the year	$19,273	$39,735	$7,222
Weighted average number of ordinary shares	27,681,778	23,340,621	16,758,323
Basic and diluted loss per share	$0.70	$1.70	$0.43

NOTE 27 – FINANCIAL EXPENSES:

	Year Ended December 31
	2022	2021	2020

Bank fees and interest	$136	$77	$94
Interest from application of IFRS 16	97	14	13
Revaluation of provision	1,158	-	-
	1,391	91	107

NOTE 28 – INCOME TAX EXPENSE:

A.	Taxes on income:

The combined Canadian federal and provincial statutory income tax rate is 26.5% (2021 and 2020 - 26.5%).

Israeli corporate tax rates are 23% in 2022 (2021 and 2020 – 23%).

B. Tax reconciliation:

	Year Ended December 31
	2022	2021	2020

Loss before income tax	$(18,347)	$(40,148)	$(5,936)
Statutory tax rate	23%	23%	23%
Income tax benefit at the statutory tax rate	4,220	9,234	1,365
Expenses not recognized for tax purposes	(4,220)	(9,234)	(876)
Recognition/Derecognition of deferred tax assets which were not recognized on prior periods	-	(142)	(506)
Income tax expense	-	(142)	(17)

C. Income tax expense:

	Year Ended December 31
	2022	2021	2020

Current	$-	$-	$10
Prior year taxes	-	142	-
Deferred taxes, net	-	-	7
Total	$-	142	$17

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 28 – INCOME TAX EXPENSE: (CONTINUED)

D. Deferred tax assets:

Deferred tax assets have not been recognized in respect of carryforward losses because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

NOTE 29- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$43	$-	$43	$183
Company controlled by CEO	-	958	-	958	(57)
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

	Year ended December 31, 2020
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$31	$-	$31	$-
Company controlled by CEO	-	594	-	594	-
CFO	-	30	27	57	-
Directors	31	-	10	41	-
	$31	$655	$37	$723	$-

The CEO has an agreement with the Company pursuant to which he received a consulting fee of NIS 250,000 per month (approximately $71 per month). In addition, the compensation committee approved a milestone-based bonus of $260 during the year ended December 31, 2022. During the year ended December 31, 2021, the compensation committee approved a milestone-based bonus of up to $500.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 30 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

NOTE 30 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest, including the ongoing conflict in Ukraine, could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2022	2021

Cash and Cash Equivalents	$2,616	$8,470
Deposits	8	60
Trade receivables	1,373	857
Other Accounts Receivable	2,570	434
Total	$6,567	$9,821

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 30 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

B.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,224	$2,224	$-
Other accounts payable	$956	$956	$-
Loans	$1,744	$1,403	$341
Lease liability	$886	$281	$605

C.	Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of December 31, 2022, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $97.

D.	Interest rate risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2022 and 2021, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing, and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $100.

E.	Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2022. There are no externally imposed restrictions on the Company’s capital.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Maintenance services to the military utilizing the application of advanced engineering capabilities as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)
c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Year Ended December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$3,958	$1,705	$3,688	$9,351
Total	3,958	1,705	3,688	9,351

Segment operational loss (gain)	761	(60)	16,001	16,702
Loss on revaluation of warrant liability				254
Finance expense, net				1,391
Tax expenses				-
Loss				$18,347

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 40% of the Company’s revenues for the year ended December 31, 2022. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

	Year Ended December 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$-	$1,935	$750	$2,685
Total	-	1,935	750	2,685

Segment operational loss	-	1,034	8,128	9,162
Loss on revaluation of warrant liability				30,895
Finance expense, net				91
Tax expenses				142
Loss				$40,290

	Year Ended December 31, 2020
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$-	$1,068	$-	$1,068
Total	-	1,068	-	1,068

Segment operational loss	-	2,510	166	2,676
Loss on revaluation of warrant liability				3,228
Finance expense, net				32
Tax expenses				17
Loss				$5,953

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 – OPERATING SEGMENTS (CONTINUED):

	As at December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,741	$1,162	$8,791	$-	$12,694
Segment liabilities	$3,575	$1,043	$5,187	$-	$9,805

	As at December 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$-	$1,707	$12,424	$-	$14,131
Segment liabilities	$-	$1,786	$1,438	$-	$3,224

NOTE 32 – SUBSEQUENT EVENTS:

a.

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 250,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 shares. The Company also granted 816,500 stock options to s directors, officers and advisers at an exercise price of CAD$1.65. 800,000 Options vest immediately, and the remainder in eight equal installments every 3 months with the first installment on April 4, 2023. The options are exercisable for a period of 10 years from the date of issue.

b.	On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604,000. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement.

