Form 20-F
period 2023-12-31
A2Z Smart Technologies Corp
filed 2024-04-03
CIK 1866030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2023, 38,399,440 common shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended December 31, 2023, 2022, and 2021 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

●	The Company’s current dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern.
●	The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.
●	The Company expects that it will need to raise additional capital to meet the Company’s business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of the common shares to decline.
●	The Company’s principal offices and a significant number of customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.
●	Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.
●	The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.
●	If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.
●	If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.
●	The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.
●	The Company’s growth depends, in part, on the success of the strategic relationships with third parties.
●	The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

●	Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.
●	Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.
●	The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.
●	A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.
●	The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.
●	The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.
●	The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.
●	The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.
●	The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.
●	If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.
●	The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.
●	The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.
●	It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in the Annual Report are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.
●	The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.
●	A more active, liquid trading market for the common shares may not develop, and the price of the common shares may fluctuate significantly.
●	Concentration of ownership of the common shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.
●	Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.

●	The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the common shares by existing shareholders.

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

D. Risk Factors

Risks Related to the Company’s Financial Position and Capital Requirements

The Company’s current dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2023, the Company had accumulated losses of $83.5 million and a comprehensive loss in the amount of $17.8 million for the year ended December 31, 2023. As of the date of this Annual Report, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. There can be no assurance that we will ever become profitable or continue as a going concern.

The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.

The Company realized a comprehensive loss of approximately $17.8 million for the year ended December 31, 2023, $19.3 million for the year ended December 31, 2022, and $39.8 million for the year ended December 31, 2021. The Company has an accumulated deficit of $83.5 million as of December 31, 2023. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the common shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of common shares to lose all or part of such holder’s investment in the Company.

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

Based on the Company’s projected cash flows and the cash balances as of the date of this Annual Report, the Company believes that it does not have sufficient cash to fund the Company’s obligations for at least the next twelve months. However, in order to meet the Company’s business objectives in the future, the Company expects that the Company will need to raise additional capital, which may not be available on reasonable terms or at all.

Additional capital would be used to accomplish the following:

●	finance the Company’s current operating expenses;
●	pursue growth opportunities;
●	hire and retain qualified management and key employees;
●	respond to competitive pressures;
●	comply with regulatory requirements;
●	maintain compliance with applicable laws; and
●	acquire complementary businesses and technologies.

Conditions in the capital markets are such that traditional sources of capital may not be available to the Company when needed or may be available only on unfavorable terms. The Company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of any potential future health crisis, such as the COVID 19 pandemic, the current war in the Middle East and potential escalation and spread thereof and a number of other factors, many of which are outside the Company’s control, and on its financial performance. Accordingly, the Company cannot assure that the Company will be able to successfully raise additional capital at all or on terms that are acceptable to the Company. If the Company cannot raise additional capital when needed, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

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

Risks Related to the Company’s Operations in Israel

The Company’s principal offices and a significant number of customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.

The Company’s operational offices and a significant number of customers are located in Israel. In addition, a majority of the Company’s employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may directly affect the business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events in October 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. To date, none of our members of management nor significant number of employees is in active military reserve duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

The Company is continuing with its operations both in Israel and globally. The Company continues to assess the effects of the state of war on its financial statements and business. The intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.

Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

The Company’s operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

The Company’s operations could also be disrupted by the obligations of personnel to perform military service. Some of the Company’s employees and independent contractors may be called upon to perform up to 54 days in each three-year period (and in the case of military officers, up to 84 days in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age). Although none of the Company’s members of management or employees are in active military reserve,, in certain emergency circumstances, individuals may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. The Company’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect the business and results of operations.

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

Risks Related to the Company and the Company’s Business

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

Currently, one customer is responsible for a significant portion of the Company’s smart-cart revenues. During the years ended December 31, 2023, 2022 and 2021, this customer constituted 54%, 40% and 0% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

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

A material breach in security relating to the Company’s information systems and regulation related to such breaches, cyber-attacks, or other disruptions could adversely affect the Company, expose us to liability and affect our business and reputation.

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

We are increasingly dependent on our information technology systems and infrastructure for our business. We, our collaborators and our service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” disgruntled current or former employees, nation-state and nation-state supported actors, and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.

We have implemented information security measures to protect our systems, proprietary information, and sensitive data against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever-changing information cyber-threat landscape, we cannot guarantee that these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and we may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise our networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If our systems become compromised, we may not promptly discover the intrusion. The Company incurs significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches.

Any security breach or other incident, whether real or perceived, could cause us to suffer reputational damage. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under our contracts with other parties and federal and state laws that protect the privacy and security of personal information. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

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

The Company may not generate the expected benefits of any future acquisition, and such acquisition could disrupt the Company’s ongoing business, distract management and increase the Company’s expenses.

The Company may, in the future, engage in additional acquisitions to expand its product and service offerings. These acquisitions involve risks and uncertainties such as:

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

The Company cannot assure that these risks or other unforeseen factors will not offset the intended benefits of any additional acquisitions, and such risks could have a material adverse effect on the Company’s financial condition and results of operation.

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

There are tax risks we may be subject to in carrying on business in Israel, Canada and the United States.

We are incorporated in British Columbia, with subsidiaries in Israel and the United States. Since we are operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

Our products may be subject to recall or return.

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

The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company listed on a U.S. exchange and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies listed on a U.S. exchange. Our senior management team may not successfully or efficiently manage our transition as a recently listed public company subject to significant regulatory oversight and reporting obligations under U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day to day management of our business.

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

Our management has identified a material weakness in our internal control over financial reporting related to lack of sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process, and because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. Our management has concluded that, due to such material weakness, our internal controls over financial reporting were not effective as of December 31, 2023.

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

We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;
●	the last day of the fiscal year in which we qualify as a “large accelerated filer”;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and
●	the last day of the fiscal year in which the fifth anniversary (June 2028) of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.

We will be affected by operational risks and may not be adequately insured for certain risks.

We will be affected by a number of operational risks and we may not be adequately insured for certain risks, including: product liability litigation, as we may not have adequate product liability insurance; labor disputes; further workforce reductions; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; cyber-attacks and ransom requests; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our technologies, personal injury or death, environmental damage, adverse impacts on our operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition. Also, we may be subject to or affected by liability or sustain loss for certain risks and hazards against which we cannot insure or which we may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

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

We obtain materials, mechanical parts, hardware and electronics components, various subsystems and manufacturing and assembly services from a limited group of suppliers and sub-contractors. We do not have long-term agreements with any of these suppliers or sub-contractors that obligate them to continue to sell materials, components, subsystems, or provide manufacturing services to us. Our reliance on these suppliers or sub-contractors involves significant risks and uncertainties, including whether our suppliers or sub-contractors will provide an adequate supply of required components, subsystems, or services of sufficient quality, will increase prices for the components, subsystems or services and will perform their obligations on a timely basis. As of the date of this report, the Company has not experienced any significant delays or shortages in the supply of critical components or raw materials used for manufacturing its products.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Similarly, the market for electronic components is subject to cyclical reductions in supply. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers or sub-contractors become financially unstable, then we may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

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

Environmental, social and governance matters may impact our business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to environmental, social and governance, or ESG, concerns, such as diversity and inclusion, climate change, water use, recyclability or recoverability of packaging, and plastic waste. This focus on ESG concerns may lead to new requirements that could result in increased costs associated with developing, manufacturing and distributing our products. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, packaging or supplier practices, or by failure to meet such customer expectations or demand. We risk negative shareholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, if we do not act responsibly, or if we are perceived to not be acting responsibly in key ESG areas, including equitable access, product quality and safety, diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and addressing human capital factors in our operations. If we do not meet the ESG expectations of our investors, customers and other stakeholders, we could experience reduced demand for our products, loss of customers, and other negative impacts on our business and results of operations.

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

Patent applications in prosecuting have no guarantee that they will be granted, or if granted that the scope of protection will be adequate. A Freedom to Operate search has not been performed and there is no guarantee that the Company is not infringing other patents. The Company’s ability to implement the business plan successfully depends in part on the ability to build brand recognition using the Company’s trademarks, service marks and other proprietary intellectual property, including the Company’s names and logos. The Company currently has limited registered trademarks. While the Company plans to register a number of its trademarks; no assurance can be given that the Company’s trademark applications will be approved. No assurance can be given that the Company’s patent applications which are in process will be approved. If the Company’s patent applications are not approved, the ability to expand or develop the business may be negatively affected.

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

Risks Related to the Common Shares

An investment in the Company’s common shares is speculative and there can be no assurance of any return on any such investment.

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

Although the common shares are listed on the Nasdaq Capital Market, they have only been traded on such platform for a relatively short period of time. There has been relatively limited trading volume in the market for the common shares, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for the common shares may adversely affect a shareholder’s ability to sell its common shares at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, the Company may be limited in its ability to raise capital by selling common shares and the Company’s ability to acquire other companies or assets by using common shares as consideration. In addition, if there is a thin trading market or “float” for the common shares, the market price for the common shares may fluctuate significantly more than the stock market as a whole. Without a large float, the common shares would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of the common shares may be more volatile, and it would be harder to liquidate any investment in the common shares. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the common shares could fluctuate widely in response to several factors, including:

●	the Company’s quarterly or annual operating results;

●	changes in the Company’s earnings estimates;

●	investment recommendations by securities analysts following the Company’s business or the industry;

●	additions or departures of key personnel;

●	changes in the business, earnings estimates or market perceptions of the Company’s competitors;

●	the Company’s failure to achieve operating results consistent with securities analysts’ projections;

●	changes in industry, general market or economic conditions;

●	announcements of legislative or regulatory changes; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, then Nasdaq could delist our common shares.

In order to maintain the listing of our common shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

Concentration of ownership of the common shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.

As of the date of this Annual Report, members of the Company’s management team beneficially own approximately 23.97% of the issued and outstanding common shares, of which 23.48% are beneficially owned by Bentsur Joseph, the Company’s Chief Executive Officer. As a result, Mr. Joseph may have the ability to control substantially all matters submitted to the shareholders for approval including:

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

As of the date of this Annual Report, the Company had outstanding warrants to acquire 12,593,241 of common shares and options to purchase 3,566,219 common shares. Warrants and options are exercisable for prices ranging between $1.13 and $8.00. The expiration of the term of such options and warrants ranges from November 8, 2024, to September 20, 2033. If a significant number of such warrants and stock options are exercised by the holders, the percentage of common shares owned by the Company’s existing shareholders will be diluted.

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

On April 18, 2018, ECC1 completed its initial public offering on the TSX Venture Exchange, or the TSXV, under the trading symbol “EONE.P”, by issuing 2,000,000 common shares at a price of CAD$0.10 per share for aggregate proceeds of CAD$200,000.

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

On December 30, 2019, A2ZAS entered into a call option agreement (“Call Option Agreement”) with the Company’s Chief Executive Officer, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (“Call Option”) to purchase 66,000 ordinary shares of Cust2Mate Ltd., or Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and as a result, Mr. Joseph no longer owns any securities of Cust2Mate.

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

On January 5, 2022, the common shares commenced trading on the Nasdaq Capital Market and were delisted from the OTCQX® Best Market.

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

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95), for gross proceeds of US$2,604,000. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 142,685 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement with the same terms as the warrants issued to the investors.

On March 22, 2023, the Company appointed Guy Mordoch as the Chief Executive Officer of its subsidiary Cust2Mate beginning April 2023.

On March 27, 2023, the Company announced that it extended the expiration dates of outstanding warrants to purchase 221,100 common shares by three years to April 22, 2026 and extended the expiration dates of outstanding warrants to purchase 1,084,562 common shares by three years to May 6, 2026. All other terms of the warrants, including the $11.04 exercise price, remain unchanged.

On April 12, 2023, the Company filed with the Securities and Exchange Commission (the “Commission”) a shelf-registration statement on Form F-3 (File No. 333-271226) (“Registration Statement”) for the sale of its securities from time to time, in one or more offerings for an aggregate of US$200,000,000 (or the equivalent thereof in other currencies). The Registration Statement was declared effective by the SEC on April 21, 2023.

On June 12, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 3,262,720 common shares, no par value per share, and (ii) warrants to purchase up to 1,631,356 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $1.80 per share, and each warrant to purchase common shares is for an exercise price equal to $2.20 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$5.8 million.

On June 15, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 555,555 common shares, no par value per share, and (ii) warrants to purchase up to 277,778 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $1.80 per share, and each warrant to purchase common shares is for an exercise price equal to $2.20 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$1.0 million. The Company paid certain persons, including a U.S. registered broker dealer and non-US residents, fees in connection with the offering, as US$80,000 in cash, and issued to such persons warrants to purchase 44,444 common shares. Each warrant exercisable into one common share for an exercise price of $2.20 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

On December 13, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 1,295,783 common shares, no par value per share, and (ii) warrants to purchase up to 647,891 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $1.15 per share, and each warrant to purchase common shares is for an exercise price equal to $1.50 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$1.49 million. In January 2024 the Company sold 2,806,302 Common Shares and warrants to purchase 1,403,151 Common Shares at a purchase price of $1.15 per share and accompanying warrant for gross proceeds of approximately $3.23 million in another registered direct offering on the same terms. The Company paid certain non-US residents fees in connection with the offering, as US$377,392 in cash, and issued to such persons warrants to purchase 328,167 common shares. Each warrant exercisable into one common share for an exercise price of $1.50 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

On February 20, 2024, the Company announced that it had applied and received approval for a voluntary delisting of the common shares from the TSXV. Effective as at the close of trading on February 28, 2024, the common shares were no longer listed and posted for trading on the TSXV. The delisting from the TSXV has not affected the Company’s listing on the Nasdaq Capital Market and the common shares will continue to trade on the Nasdaq Capital Market under the symbol “AZ”.

Our website address is www.a2zas.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Similar information can also be found under the Company’s profile on SEDAR+ at www.SEDAR.com.

B.	Business Overview

		Year Ended December 31, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues (in thousands of $US)	$3,084	$2,163	$6,128	$11,375

		Year Ended December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues (in thousands of $US)	$3,958	$1,705	$3,688	$9,351

		Year Ended December 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues (in thousands of $US)	$-	$1,935	$750	$2,685

(*)	All revenues are generated in the state of Israel.

Revenues from the smart cart segment are generated from one customer, and account for 54%, 40%, and 28% of the Company’s revenues for the years ended December 31, 2023, 2022, and 2021. Revenues from the advanced engineering segment are generated from numerous customers, and account for 19%, 18%, and 72% of the Company’s revenues for the years ended December 31, 2023, 2022, and 2021. Revenues from the precision metal parts segment are generated from dozens of customers, and account for 27%, 18%, and 0% of the Company’s revenues for the years ended December 31, 2023, 2022, and 2021.

Business of the Company

We are an innovative technology company operating the following four complementary business lines through our subsidiaries: (i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets (“Cust2Mate Carts” or “Cust2Mate Products”); (ii) manufacture of precision metal parts, in part for use in our Cust2Mate Products; (iii) provision of maintenance services in Israel, including for Cust2Mate Products deployed in Israel; and (iv) development of our Fuel Tank Inertia Capsule System technology, or FTICS, a vehicle device cover for the military and civilian automotive industry. We have a network of technological partners including, among others, NCR, Toshiba, Asus, Lenovo, Accenture, Flex, Edgify, and Sensepass.

In 2020, we began to rapidly develop smart carts for the retail industry, with the aim of becoming the leading mobile checkout system in the international market by providing the optimal solution for shoppers and supermarket retailers. We have since focused the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate Products, as management currently believes our operational capabilities are most effectively leveraged by growing market share in the smart cart industry. As such, in November 2023, the Company’s board of directors unanimously approved a proposed spin off of the Company’s 80% interest in AAI.

On February 3, 2022, we completed the acquisition of precision metal parts manufacturer Isramat.

Smart Cart Products and Services

Cust2Mate is a mobile self-checkout shopping cart solution that streamlines the retail shopping experience. With a user-friendly smart algorithm, touch screen and computer vision technology, our Cust2Mate smart cart scans, recognizes and adds to a displayed shopping list, each item placed in the cart, providing the shopper with real-time information regarding items in the cart and tabulating the total cost of purchase. Our in-cart solution also enables shoppers to use the cart as the point of sale by use of mobile payment applications, e-wallets and other financial services. Cust2Mate’s point of sale feature effectively increases overall efficiency of the shopping experience, by expanding payment options for shoppers and retailers alike, reducing the need for cashiers, and reducing checkout wait times, which ultimately leads to improved customer engagement and satisfaction.

We combine scanning, computer vision, security scales and other anti-fraud/theft technologies, with a large screen tablet capable of relaying real-time shopping information and value-added digital services. Our solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leveraging in-store Wi-Fi and cutting edge software.

For retailers, Cust2Mate enables improved inventory management, increased efficiency, reduced labor costs, increased anti-fraud protection, reduced theft and real-time data analytics and insights regarding consumer behavior. Our solutions are designed to easily integrate with existing store systems.

The Cust2Mate touch screen allows for the display of advertisements, promotions and other digital services which can bring added value to shoppers and additional revenue sources to retailers.

Our largest smart carts are available in 212 liter and 275 liter sizes, with or without a produce scale (for on-cart weighing of fruit, vegetables and other items priced based on weight), as customized at the discretion of retailers. Ideal for larger stores, our smart carts are presently deployed in the Yochananof retail chain in Israel and in pilot programs throughout the world.

We also offer smaller, lighter smart carts, available in 180 liter and 75 liter sizes, with the same touch screen and security features of our larger carts. Our smaller carts are ideal for urban groceries and supermarkets, drugstores and duty-free shops, where aisles space tends to be limited.

We have launched a modular version of the Cust2Mate smart cart, allowing local set-up with modular parts, making mass production and deployment of our smart carts faster and more efficient. With a detachable control unit, our modular offering will employ the same technologies as our current offerings  . We leverage third-party partners for the manufacture of our Cust2Mate Products in the locations we serve.

Our Customers

M. Yochananof and Sons (1988) Ltd., or Yochananof, a large Israeli retailer, has been our largest Cust2Mate customer to date. Yochananof placed an initial order for an aggregate of 1,300 Cust2Mate smart carts which we have fulfilled. As of September 30, 2023, we have delivered all the smart carts in connection with Yochananof’s initial purchase order. On April 27, 2023, Yochananof delivered a non-binding letter of intent to purchase up to an additional 1,700 smart carts on terms and conditions to be agreed by definitive agreement. In addition, we have entered into a maintenance and support agreement with Yochananof. Our Maintenance Services division handles the maintenance and support services required for Cust2Mate Products deployed in Israel.

HaStok Concept Ltd. (“Hastok”), one of Israel’s leading home design and household essentials retail chain with approximately 40 stores across Israel, delivered a purchase order on April 20, 2023. The agreement marked a significant expansion for our smart cart solution into a new vertical outside of grocery retail. The Hastok purchase order was for up to 1,000 smart carts and is comprised of an upfront payment, a guaranteed monthly payment, and a revenue share agreement on added value solutions, such as advertising. On October 31, 2023, Hastok increased its order by an additional 1,000 smart carts, to a total of 2,000 smart carts.

On May 29, 2023, the Company signed an agreement with Morton Williams Supermarkets, a U.S. supermarket with locations throughout the New York City metropolitan area (“Morton Williams”), for the order for up to 100 Cust2Mate smart carts. The Morton Williams order follows our successful pilot of Cust2Mate smart carts at the grocer’s West End Avenue store in Manhattan.

On June 13, 2023, the Company entered into a significant partnership with IR2S, which is intended to deploy 30,000 smart carts between 2023 and 2025 across renowned retail chains in France. With IR2S providing integration and other services, including Monoprix and the Casino Group (who operate over 700 and over 10,500 stores respectively), the logistics and service support for the smart carts will be efficiently carried out. IR2S, a leading integrator of advanced retail technologies (including integration and other services) to many prestigious clients in France, will play a pivotal role in managing the installation, support, and maintenance of the smart carts. IR2S is well-positioned to manage and integrate Cust2Mate’s smart cart solution, providing local hardware and software support to ensure a seamless customer experience. The definitive agreement with IR2S was signed in September 2023. The first purchase order to deliver 250 smart carts to Monoprix stores was received in October 2023, with anticipation for deployment at 20 select Monoprix locations. The first batch of smart carts is scheduled to be delivered to the Monoprix Monop Malakoff store near the Champs Elysées, Paris in the second quarter of 2024.

On September 14, 2023, the Company entered into a non-binding definitive agreement with HEX 1011, a leading integrator of technological solutions for retail chains, intended to deploy 20,000 smart carts across Asia Pacific (APAC) from 2023 through 2025. The first delivery of Cust2Mate’s smart carts is scheduled for this year. HEX 1011 will ensure the efficient rollout and maintenance of the carts for elite retail chains in Thailand and Malaysia.

Since March 2023, as part of Carrefour’s Connected Cart Project, the Cust2mate smart carts have undergone rigorous testing at Carrefour’s flagship Hypermarket store in Ste Genevieve Des Bois, near Paris, receiving overwhelmingly positive feedback and achieving excellent customer satisfaction reviews. We have currently entered the rollout stage of Carrefour’s Connected Cart Project.

On January 14, 2024, the Company signed an initial purchase order for 2,000 smart carts to be deployed in one of the largest retail chains in Australia which has over 1,000 stores. The deployment is expected to commence during the first half of 2024. The purchase order includes an upfront fee, guaranteed monthly payments, and a revenue-sharing model for the value-added services provided by the Company’s smart cart technology.

On January 24, 2024, subsequent to the approval of its board of directors, the Company signed an initial purchase order for 500 smart carts to be deployed in one of the largest retail chains in Belgium, with the smart carts expected to be deployed by the end of 2024. The purchase order includes an upfront fee, guaranteed monthly payments, and a revenue-sharing model for the value-added services provided by the Company’s smart cart technology.

Our Markets

We aspire to be the global leading provider of smart carts and associated technology solutions, providing a superior customer experience and cutting-edge platform for digital value-added services, easing the pain points for all stakeholders in the retail industry.

The market for smart carts is large and diverse, and includes grocery stores, hardware stores, household essentials, “do it yourself (DIY)” retailers, discount stores, warehouse stores, convenience stores, drug stores, duty free shops and similar outlets.

We have designed the range of our Cust2Mate smart carts to accommodate the needs of a varied customer base: large carts for hypermarkets or large stores, medium carts for supermarkets or medium sized stores, and small carts for city stores, drug stores, duty free shops, etc. We are also able to customize our carts with a “look and feel” unique to each retailer as requested.

Business Model

We envision deriving several distinct revenue streams from our Cust2Mate Products:

●	Outright Purchase Model. The outright purchase of the smart carts by customers and payment of a monthly maintenance fee has been the business model to date. For example, the first 1,300 carts ordered by Yochananof were sold to it outright with revenue recognized upon delivery. We intend to move away from this model, however, it will remain available as some retailers prefer this option.

●	Subscription Based Model. We intend to retain title to our smart carts and make them available to customers on a multiyear subscription basis, against payment of a one-time up-front payment and monthly fees to cover hardware and software maintenance, service and version updates. The length of the subscription period depends on many variables unique to each customer, including the design and customization required by the customer, and the size of the up-front payment. We intend to fund the manufacture of our smart carts at scale, against orders, through loans against receivables from such orders, whilst looking to lower per unit manufacturing costs and increase margin as unit sales increase. The subscription model would also enable us to charge additional fees for add-on features such as store navigation maps, shopping lists, etc. The subscription model should also facilitate the provision of the smart carts to customers and, as revenue would be recognized monthly, would allow for a sustained increase of revenue in conjunction with the increase in the installed base of the smart carts.

●	Digital Services. As our smart carts are fully integrated into the retailers’ systems, we envision them serving as a de-facto marketplace, which we refer to as a Smart Cart Marketplace, for all retail directed apps and digital services. Our Cust2Mate smart carts incorporate a large touch screen, and can present to the shopper additional information at the discretion of the retailer, such as details of the shopper’s purchases, ingredients of goods purchased, allergy information, shopping lists, in-store navigation for goods, and many more applications, while simultaneously facilitating the provision of real-time personalized and directed promotions, advertisements, e-coupons and other digital services by all stakeholders in the retail industry (such as the retailer, consumer product and other manufacturers and advertisers and any third party service provider that joins the Smart Cart Marketplace). As these promotions, advertisements, coupons, etc., are displayed to the shopper when the shopper is deciding what to buy (and not, for example, when the shopper is paying for products already purchased), we believe that digital services will be of considerable value to shoppers, retailers, manufacturers and other third parties. We intend to enter into revenue sharing agreements with stakeholders, allowing us, our customers and relevant third parties to all enjoy increased revenue streams, whilst simultaneously providing shoppers with significant added value. We believe that digital revenues from the Smart Cart Marketplace can become considerable. As the revenue to retailers from digital services increases, the net cost of our smart carts to retailers is expected to decrease.

●	Big Data Analytics. At present, in many instances the retailer has limited information regarding the actions and decisions of the shopper until the actual time of payment. The retailer may often not know when a shopper has entered the store, how much time a shopper has spent in the store, the route the shopper takes, or where a shopper spends most or little time in the store, how decisions are actually made by the shopper, and other customer behavioral information. We are developing software for our smart carts to generate a wealth of data on such shopping behavior which can be mined, analyzed and monetized through data as a service or product offerings tailored to each of the stakeholders in the retail industry.

Competition and Competitive Strengths

There are a number of companies currently offering smart carts to the retail industry in one form or another. Our Cust2Mate Products, and a small minority of other industry players, offer mobile self-checkout smart carts in which goods are scanned when placed in the smart cart. Most other industry participants offer solutions based on “Scan and Go” or image recognition technologies. We believe we are only smart cart providing a full end-to-end turnkey solution for all customers. Below is a brief summary of the various technologies:

●	“Scan and Go” comprises a scanner and small screen, either on cart or connected to an app on the mobile phone. These solutions generally come without large screens and thus cannot efficiently provide information and digital services, without on cart anti-fraud protection and without on cart payment capabilities. Though inexpensive, the scan and go carts do not provide the full user experience and retailer added value offered by our Cust2Mate Products.

●	Image Recognition. Many companies are trying to offer smart carts which do not require the scanning of products but instead claim to utilize software which recognizes the products as they are being placed in the smart cart (“one to many”). We believe that there remain technological hurdles to adopting image recognition software both on a practical and conceptual level. On a practical level, every store contains at least several tens of thousands of SKUs which have to be accurately recognized every time in all configurations, from all angles and in different lighting backgrounds, within a very short time without charging the shopper for products not purchased, while charging the shopper for all products purchased. This is a significant technological challenge. On a conceptual level, we believe many types of products are not easily adapted to image recognition, such as clothing size, and meats and cheeses purchased over the counter.

In addition, in an attempt to mitigate the increasing frustration of shoppers at the lengthening queues in the stores, many retailers have installed self-checkout (SCO) stations with the aim that these would lead to a quicker checkout and reduced labor cost. However, these SCO stations have not adequately solved such problems, as check-out queues have not disappeared, and the SCO stations have been accompanied by equipment issues, high up-front costs, consumer confusion, sub-optimal use of space and increased risk of theft.

We believe that our Cust2Mate Products have, and can further develop, the following competitive strengths:

●	our software, hardware and customer success teams have, among them, decades of experience in retail technology, supporting our efforts to design one stop shop smart cart solutions which answer the needs of the shopper, retailer and other stakeholders in the retail industry;

●	our smart carts have a proven track record with hundreds of smart carts deployed in multiple sites and markets, enabling us to provide the most comprehensive working solution, customer experience and digital platform;

●	our smart carts have multiple anti-fraud/theft capabilities which significantly reduce shrinkage from the carts without harming the shopping experience;

●	Our smart carts can be retrofitted on site onto existing shopping carts;
●	we have successfully completed an initial trial of a computer vision product recognition solution, capable of matching the product put into our smart cart with the product scanned (“one to one” as opposed to “one to many”);

●	we intend to continue the development of “one to one” computer vision software and incorporate the solution in future Cust2Mate smart cart offerings. The solution will supplement the smart car’s other anti-theft and fraud protection components;

●	a barcode can provide additional information, over and above product identification; for example, by providing details of the expiry or best before date which could allow dynamic pricing based on proximity of such date;

●	our smart carts can provide the retail industry with new revenue streams and insights; and

●	our contemplated installed base subscription model allows for consistent revenue growth in a very large addressable market.

We continue to improve our smart carts. We have developed a lighter and easier to maneuver model of the Cust2Mate smart cart. In addition, as our carts are expensive, retailers do not allow carts to leave the store’s premises. To alleviate this, we have developed a modular smart cart with a detachable control unit, allowing the cart, without its expensive components, to leave the store premises.

Marketing and Sales

We are currently marketing directly to targeted customers and indirectly through local partners. In Israel, we sell our Cust2Mate Products directly to our retailer customers. Outside of Israel, our local partners are responsible for support, training, implementation and sales of our Cust2Mate Products, while we focus on product development and direct marketing with strategic customers.

We currently have local distribution and service partners in the United States, France, Thailand and Romania. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. On July 12, 2023, we established a wholly owned subsidiary Cust2mate USA Inc. (“Cust2Mate USA”) as a strategic move to serve the thriving U.S. retail market more effectively and appointed Joe Szala as General Manager. Mr. Szala brings a wealth of experience in retail, grocery, and consumer packaged goods.

In France and Thailand our distributor (exclusive for certain chains) is a leading supplier and integrator of retail technologies throughout each respective country. Lastly, in Romania, we have an exclusive distributor relationship with a leading recognized information technology provider to the retail industry in Romania.

Our go-to-market strategy is built on the retail, grocery, and DIY markets, with a focus on supermarkets and hypermarket food chains within Tier 1 (thousands of stores) and Tier 2 (hundreds of stores). We will manage targeted customers for Cust2Mate Products in selected regions directly, leveraging select local partners for sales and distribution to chains in Tier 2 and Tier 3 (tens of stores). Our local partners will take full responsibility for support, training, implementation and sales, while we will focus on product development and direct contact with strategic customers.

We presently contemplate that Cust2Mate would (directly or through subsidiaries which it would establish for each country), be the provider of the smart carts to the retailers and that Cust2Mate would enter into a revenue share or other commercial arrangement with its local distribution and service partners.

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

As at the date hereof, the Company has slowed the development of its automotive products to focus on the development of its Cust2Mate Products. In November 2023 the Company announced the unanimous approval of a plan by its board of directors to spin off its 80% interest in AAI, which is engaged in the development of our FTICS technology. As part of the restructuring, AAI is expected to become a publicly traded company, such that all shareholders of the Company will receive an equivalent pro-rata shareholding in AAI. The board has authorized the engagement of experienced legal, financial, tax, securities, and other consultants and auditors to oversee the restructuring process. The restructuring is subject to receipt of requisite corporate and shareholder approvals as well as receipt of all regulatory approvals. The Company anticipates that the restructuring will be completed in the third quarter of 2024.

Maintenance Services

Historically, any manufacturing by the Company of unmanned ground vehicles and energy source packs has been outsourced to third parties. As at the date hereof, the Company has put the development of its Military and Civilian Products on hold in order to focus on the development of its Cust2Mate Products.

Changes to Board of Directors and Formation of Advisory Board

In July 2023, Adi Vazan was appointed to the Company’s board of directors. Mr. Vazan is an experienced entrepreneur and accomplished senior executive, with extensive and diverse experience in managing companies and organizations, with understanding of both the technological and business aspects inherent in the Company’s activities. Also in July 2023, Niv Raz resigned from the Company’s board of directors. His resignation was not due to any disagreement with the Company, its policies, or management.

In September 2023, Cust2Mate formed an advisory board, to help guide strategic initiatives and drive company growth. The Company is leveraging the advisory board to help scale and expand its Cust2Mate solution. In September 2023, the Company appointed Steve Robinson as a member of the advisory board. With over 30 years of experience in supply chain and operations, Mr. Robinson brings a deep understanding of the retail industry from his roles at Walmart and Starbucks. Mr. Robinson previously served as the Vice President of Global Supply Chain at Walmart Inc., one of the world’s largest and most influential retailers. In this role, he oversaw the management of the company’s supply chain, driving operational efficiencies and ensuring seamless logistics across Walmart’s extensive network. In a similar role at the Starbucks Corporation as the Vice President of the Starbucks Center of Supply Chain Excellence, he played a key part in fueling hyper-growth and delivering substantial value, contributing significantly to Starbucks’ global success. In September 2023, the Company appointed Scott Ukrop as a member of the advisory board. With a wealth of experience in retail grocery, consumer packaged goods, venture capital, and strategic advisory services, Mr. Ukrop will play a pivotal role by aligning Cust2Mate’s units and offerings with the dynamic and evolving needs of major retailers. Mr. Ukrop’s extensive 35-year experience spanning across retail and food will help the company in its efforts to elevate the customer experience and deliver substantial value to its clients. Mr. Ukrop has achieved significant milestones in the retail grocery industry as he led the evolution of Ukrop’s Super Markets’ valued customer program.

In March 2024, Gadi Graus was appointed Chief Executive Officer of the Company’s subsidiary, Cust2mate Ltd. in place of Guy Mordoch. Mr. Graus currently serves as a director and President of the Company, and as a director of Cust2Mate Ltd. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).  The change in management is not due to any disagreement with the Company, its subsidiaries, or any of their respective policies, and Mr. Mordoch will remain to assist with the transition through at least May 24, 2024.

C. Organizational Structure

The following chart lists our material subsidiaries as at the date of this annual report, and our direct and indirect ownership interest in each of these subsidiaries:

D. Property, Plants and Equipment

The corporate headquarters of A2Z Smart Technologies Corp. is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 1, 2025. Lease payments are approximately $11 per month ($132 annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on June 30, 2025. Lease payments are approximately $3.5 per month ($45 annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $17 per month ($202 annually).

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

COMPANY OVERVIEW AND DESCRIPTION OF THE BUSINESS

We are an innovative technology company operating the following four complementary business lines through our subsidiaries: (i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets (“Cust2Mate Carts” or “Cust2Mate Products”); (ii) manufacture of precision metal parts, in part for use in our Cust2Mate Products; (iii) provision of maintenance services in Israel, including for Cust2Mate Products deployed in Israel; and (iv) development of our Fuel Tank Inertia Capsule System technology, or FTICS, a vehicle device cover for the military and civilian automotive industry. We have a network of technological partners including, among others, NCR, Toshiba, Asus, Lenovo, Accenture, Flex, Edgify, and Sensepass.

In 2020, we began to rapidly develop smart carts for the retail industry, with the aim of becoming the leading mobile checkout system in the international market by providing the optimal solution for shoppers and supermarket retailers. We have since focused the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate Products, as management currently believes our operational capabilities are most effectively leveraged by growing market share in the smart cart industry. As such, in November 2023, the Company’s board of directors unanimously approved a proposed spin off of the Company’s 80% interest in Advanced Automotive Innovations Inc. (“AAI”).

RESULTS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the financial statements of the Company for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. Dollars):

	Year ended December 31,
	2023	2022	2021

Revenues	$11,375	$9,351	$2,685
Cost of revenues	9,382	7,517	2,029
Gross profit	1,993	1,834	656

Expenses:
Research and development costs	$4,751	$4,462	$3,222
Sales and marketing costs	1,377	475	102
General and administration expenses	13,933	13,599	6,494
Operating loss	(18,068)	(16,702)	(9,162)

Loss (gain) on revaluation of warrant liability	(1,255)	254	30,895
Loss on impairment of goodwill	1,027	-	-
Financial income	(85)	-	-
Financial expense	302	1,391	91
Loss before taxes on income	$(18,057)	$(18,347)	$(40,148)
Income tax expense	-	-)	(142)
Loss for the year	$(18,057)	$(18,347)	$(40,290)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	303	(936)	555
Remeasurement loss from defined benefit plans	1	10	-
Other comprehensive income (loss)	304	(926)	555

Total comprehensive loss for the year	$(17,753)	$(19,273)	$(39,735)

Less: Net loss attributable to non-controlling shareholders	(1,996)	(1,790)	(1,127)
Net loss attributable to A2Z’s shareholders	$(15,757)	$(17,483)	$(38,608)
Basic and diluted loss per share	$(0.46)	$(0.60)	$(1.68)
Weighted average number of shares outstanding	34,748,029	27,681,778	23,340,621

Year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues

	Year ended December 31,
	2023	2022

Advanced Engineering	$2,163	$1,705
Smart Carts	6,128	3,688
Precision Metal Parts	3,084	3,958
	$11,375	$9,351

Revenues for the year ended December 31, 2023, were $11,375 thousand as compared to $9,351 thousand for the year ended December 31, 2022. The increase is due primarily to the increase in revenues in the Company’s smart cart segment. Revenues from the Company’s smart cart segment for the year ended December 31, 2023, were $6,128 thousand as compared to $3,688 thousand for the year ended December 31, 2022. Revenues from the supply of smart carts started in 2022, with the delivery of the first smart carts to Yochananof, the Company’s first pilot project. Revenues from the Company’s advanced engineering segment increased by $458 thousand to a total of $2,163 thousand for the year ended December 31, 2023, compared to $1,705 thousand for the year ended December 31, 2022. Revenues from the Company’s precision metal parts segment decreased by $874 thousand to a total of $3,084 thousand for the year ended December 31, 2023, compared to $3,958 thousand for the year ended December 31, 2022.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2023, were $9,382 thousand as compared to 7,517 thousand for the year ended December 31, 2022. The increase is due primarily to the increase of cost of revenues in the smart cart segment. Cost of revenues in the smart cart segment for the year ended December 31, 2023, was $5,550 thousand as compared to $2,892 for the year ended December 31, 2022.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Year ended December 31,
	2023	2022

Payroll and related expenses	$1,758	$867
Subcontractor and outsourced work	2,331	3,362
Share-based compensation	532	-
Legal fees	-	20
Pilot expenses and other	130	212
	$4,751	$4,462

Research and development expenses related mainly to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $4,751 thousand for the year ended December 31, 2023, as compared to $4,462 thousand for the year ended December 31, 2022. Payroll and related expenses were $1,758 thousand for the year ended December 31, 2023, as compared to $867 thousand for the year ended December 31, 2022. The increase is primarily due to an increase in the number of employees in the Company’s smart cart segment. Subcontractor and outsourced work were $2,331 thousand for the year ended December 31, 2023, as compared to $3,362 thousand for the year ended December 31, 2022. The decrease is primarily due to a decrease in the subcontractor and outsourced work in the Company’s smart cart segment.

Sales and marketing

Sales and marketing expenses were $1,377 thousand for the year ended December 31, 2023, as compared to $475 thousand for the year ended December 31, 2022. The increase is primarily due to an increase in marketing costs for the marketing of the Company’s Cust2Mate smart cart.

General and administrative expenses

	Year ended December 31,
	2023	2022

Payroll and related	$4,007	$3,990
Professional fees	2,370	2,233
Share-based compensation	4,531	4,868
Depreciation and amortization	591	420
Office maintenance	369	437
Public company related expenses	824	316
Rent and related	360	126
Travel	156	150
Directors and officers insurance	253	267
Doubtful debts	-	382
Other	472	410
	$13,933	$13,599

General and administrative expenses were $13,933 thousand for the year ended December 31, 2023, as compared to $13,599 thousand for the year ended December 31, 2022.

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the year ended December 31, 2023, was $1,255 thousand as compared to a loss of $254 thousand for the year ended December 31, 2022. The gain in 2023 relates to the decrease in the value of the warrant liability as of December 31, 2023.

Loss on impairment of goodwill

Loss on impairment of goodwill for the year ended December 31, 2023, in the amount of $1,027 thousand is a result of continued losses in the Company’s precision metal parts segment, that have led the Company to determine there are signs of decline in the value of Isramat, and recognize a loss of impairment of goodwill.

Financial expenses

Financial expenses, net for the year ended December 31, 2023, were $217 thousand as compared to $1,391 thousand for the year ended December 31, 2022. The expenses in 2022 were mainly a result of the recognition of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision, and bank charges.

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

Additional annual financial information

	Year Ended December 31
	2023	2022	2021
(In Thousands)
Total assets	$8,519	$12,694	$14,131
Total non-current financial liabilities	5,196	3,568	852
Distributions or cash dividends declared per-share	-	-	-

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/12/2023	30/09/2023	30/06/2023	31/03/2023
Total revenues	$1,349	$2,558	$2,860	$4,608
Gross profit (loss)	$(34)	$368	$638	$1,021
Total comprehensive loss	$(4,041)	$(2,672)	$(6,848)	$(4,192)
Basic and diluted loss per share	$(0.11)	$(0.05)	$(0.19)	$(0.11)

(In Thousands)	31/12/2022	30/09/2022	30/06/2022	31/03/2022
Total revenues	$3,825	$2,650	$1,430	$1,446
Gross profit	$917	$430	$211	$276
Total comprehensive loss	$(5,600)	$(6,347)	$(3,790)	$(3,304)
Basic and diluted loss per share	$(0.19)	$(0.22)	$(0.11)	$(0.09)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Operating losses in the fourth quarter of 2023 and throughout four quarters in 2022 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

Analysis of Fourth quarter results

Revenues for the fourth quarter of 2023 were $1,349 thousand as compared to $2,558 thousand for third quarter of 2023. The decrease in revenues is mainly due to the completion of delivery of Smart Carts to Yochananof in the third quarter of 2023. Total sales in the Smart Cart segment amount to $28 thousand in the fourth quarter of 2023, as compared to $1,442 thousand in the third quarter of 2023. Gross loss for the fourth quarter of 2023 was $34 thousand as compared to a gross profit of $368 thousand for the third quarter of 2023. The decrease in gross profit is mainly due to the decrease in sales in the Smart Cart segment.

LIQUIDITY AND CAPITAL RESOURCES

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2023, the Company had accumulated losses of $83,456 thousand and a net loss in the amount of $17,753 thousand for the year ended December 31, 2023. As of the date of the issuance of the accompanied consolidated financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities.

Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The accompanied consolidated financial statements for the year ended December 31, 2023, do not include any adjustments that might result from the outcome of these uncertainties.

Working capital

	December 31, 2023	December 31, 2022
Cash and cash equivalents	2,267	2,616
Restricted cash	77	8
Inventories	250	375
Trade receivables	1,477	1,373
Other accounts receivable	660	2,570
Total current assets	4,731	6,942

Short term loan and current portion of long-term loans	1,166	1,403
Lease liability	190	281
Trade payables	1,742	2,224
Deferred revenues	-	1,373
Other accounts payable	2,534	956
Total current liabilities	5,632	6,237

Working capital	(901)	705

Cash flow

	Year ended December 31,
	2023	2022
Net cash used in operating activities	(11,387)	(9,431)
Net cash used in investing activities	(320)	(1,559)
Net cash provided from financing activities	10,893	6,096
Increase (decrease) in cash	(814)	(4,894)

Year ended December 31, 2023, compared to the year ended December 31, 2022

During the year ended December 31, 2023, the Company’s overall position of cash decreased by $814 as compared to a decrease of $4,894 thousand for the year ended December 31, 2022. This decrease can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the year ended December 31, 2022, was $11,387 thousand as compared to $9,431 thousand for the year ended December 31, 2022. The increase is due primarily to the increase in the sales and marketing and general and administrative expenses for the period.

Investing activities

Cash used in investing activities for the year ended December 31, 2023, was $320 thousand as compared to $1,559 thousand used in investing activities during the year ended December 31, 2022. Cash used in investing activities for the year ended December 31, 2022, was due primarily to the acquisition of Isramat, a newly purchased subsidiary in 2022.

Financing activities

Cash provided from financing activities for the year ended December 31, 2023, was $10,893 thousand, and was mainly due to the issuance of share and warrants in the amount of $10,317 thousand, and the exercise of warrants in the amount of $102 thousand and proceeds from receipt of loans in the amount of $182 thousand, offset by repayment of loans in the amount of $537 thousand. Cash provided from financing activities for the year ended December 31, 2022, was $6,096 thousand, and was mainly due an issuance of shares and warrants in the amount of $3,894 thousand, and the exercise of warrants in the amount of $1,379 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products, and currently does not generate significant cash flows from some areas of its operations.

As at December 31, 2023, the Company had an estimated negative working capital of $0.9 million including a cash balance of $2,267 thousand.

On January 11, 2024, the Company announced it has closed registered direct offerings for gross proceeds of $3,227 through the issuance of 2,806,302 units (“January 2024 Units”) at a price per Unit of $1.15 (CAD$1.36). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,403,151 Warrants were issued with an exercise price of CAD$2.05 ($1.50) per Warrant. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,403,151 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 224,504 non-registered warrants were issued in connection with the registered direct Offering.

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3.3 million at a purchase price of $0.35 per share and issued an aggregate of 9,480,500 common shares in the registered direct offering. In addition, the Company has entered into binding agreements with certain investors to issue 6,842,857 common shares in a private placement at a purchase price of $0.35 per share, for gross proceeds of approximately $2.4 million. The private placement is expected to close within 60 days, subject to satisfaction of closing conditions.

In connection with the registered direct offering, the Company has issued certain non-U.S. residents 734,440 common shares as finders fees. These common shares and the common shares issued in the private placement have been issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

Additionally, the Company advises that certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

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

The following transactions arose with related parties:

	Year ended December 31, 2023
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2023
CEO and company controlled by CEO	$-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
CEO and company controlled by CEO	$-	$1,224	$-	$1,224	$(12)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
CEO and company controlled by CEO	$-	$1,001	$-	$1,001	$126
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

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

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 41,205,742 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
2,658,313	Warrants	November 10, 2025	$1.97
1,366,631	Warrants	December 24, 2025	$1.97
221,100	Warrants	April 18, 2026	$8.00
1,084,562	Warrants	May 28, 2026	$8.00
1,634,366	Warrants	November 8, 2024	$1.60
1,034,463	Warrants	March 13, 2025	$1.75
2,214,596	Warrants	June 12, 2025	$2.20
751,554	Warrants	December 13, 2025	$1.50
1,627,655	Warrants	January 11, 2026	$1.50
543,333	Options	August 20, 2025	$1.13
33,333	Options	January 28, 2025	$2.27
50,000	Options	June 3, 2026	$6.34
16,677	Options	October 28, 2026	$6.04
900,000	Options	August 2, 2032	$2.69
300,000	Options	August 21, 2032	$3.02
804,125	Options	January 4, 2033	$1.25
100,000	Options	November 25, 2027	$1.52
401,250	Options	April 18, 2033	$1.21
245,000	Options	June 28, 2028	$1.85
150,000	Options	September 20, 2033	$1.66
16,136,958

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

As of December 31, 2023, we had seven of our patent applications were protected through pending applications. We file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant.

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

Bentsur Joseph, 64, has been the President, Chief Executive Officer and Director of the Company since December 18, 2019 and the President and Chief Executive Officer of A2ZMS since 1998. Prior to joining A2Z, between 1999 and 2001, Mr. Joseph served as the Chairman of Elad Hotels – Part of the Isaac Tshuva group of companies. Prior thereto, between 2001 and 2003, Mr. Joseph served as the CEO of DIG Ltd., a public company which produces and sells electric components through the biggest shops and chain stores all over Israel. Prior thereto, Mr. Joseph served as a director of MARLAZ, a large well recognized public holding company which owns various publicly traded companies in the industrial, real estate, communication, and hi-tech industries. Mr. Joseph holds an Electronic field-engineer degree from Israeli Air-Force unit and Project Management Diploma from Tel-Aviv University.

Gadi Levin, 51, was initially appointed Chief Financial Officer on April 2, 2020 and resigned on October 27, 2021. He was re-appointed on March 15, 2022. Mr. Levin provides outsourced CFO services where he also serves as Chief Financial Officer and Secretary of Briacell Therapeutics Corp since February 2016, Chief Financial Officer and Director of Vaxil Bio Ltd since March 1, 2016, and Finance Director of Eco (Atlantic) Oil & Gas Ltd. since December 1, 2016. Mr. Levin has over 15 years of experience working with public US, Canadian and multi-jurisdictional public companies. Previously, Mr. Levin served as Chief Financial Officer of DarioHeath Corp from November 2013 through January 2015. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

Amnon Peleg, 64, has served as the Chief Technology Officer since January 2010. Prior to joining A2Z, between 1983 and 2006, Mr. Peleg served as a Technological Project Manager for the Office of the Prime Minister of Israel. Mr. Peleg holds an Electronic field-engineer degree from the Israel Air Force, 1983 and a Project Management Diploma from Tel-Aviv University, 2002.

Alan Rootenberg, 72, has served on the board of directors since May 2020. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018) Solvbl Solutions Inc. since February 2021. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his professional designation in both South Africa and Ontario, Canada.

Yonatan de Jongh, 42, has served on the board of directors since February 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Gadi Graus, 59, has served on the board of directors since January 6, 2023. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus currently serves as President of the Company and as a director and Chief Executive Officer of Cust2Mate, one of the Company’s subsidiaries. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).

Adi Vazan, 47, has served on the board of directors since July 7, 2023. Mr. Vazan is an experienced entrepreneur and accomplished senior executive, with extensive and diverse experience in managing companies and organizations, with understanding of both the technological and business aspects inherent in the Company’s activities. Mr. Vazan has a BA in economics and logistics from Bar Ilan University, Israel and an MBA from the Lev Academy, Jerusalem, Israel.

The participation of the directors and officers of the Company in publicly traded issuers at the date of this Annual Report is described in the following table:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Gadi Levin	Briacell Therapeutics Corp.	NASDAQ / TSXV	CFO	July 2016	Present
	Eco (Atlantic) Oil & Gas Ltd	AIM / TSXV	Finance Director	December 2016	Present
	Vaxil Bio Ltd	TSXV / OTC	Director & CFO	July 2016	Present
	A2Z Smart Technologies Corp.	NASDAQ/TSXV	CFO	April 2020	October 2021; reappointed March 2022
Alan Rootenberg	Solvbl Solutions Inc.	CSE	CFO	February 2021	Present
	A2Z Smart Technologies Corp.	TSXV	Director	May 2020	Present
	BioHarvest Sciences Inc.	CSE	CFO	November 2018	Present
	Clearmind Medicine Inc.	CSE	Director and CFO	December 2019	Present
	Eco (Atlantic) Oil & Gas Ltd	TSXV	CFO	November 2011	Present

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

Our Board seeks members from diverse professional backgrounds who combine a solid professional reputation and knowledge of our business and industry with a reputation for integrity. Our Board does not have a formal policy concerning diversity and inclusion but is in the process of establishing a policy on diversity. Diversity of experience, expertise, and viewpoints is one of many factors considered when recommending director nominees to our Board. Further, our Board is committed to actively seeking highly qualified women and individuals from minority groups and the LGBTQ+ community to include in the pool from which new candidates are selected. Our Board also seeks members that have experience in positions with a high degree of responsibility or are, or have been, leaders in the companies or institutions with which they are, or were, affiliated, but may seek other members with different backgrounds, based upon the contributions they can make to our Company. While the Board has continued its efforts to identify candidates that have such experience, they have currently been unable to identify any such candidates which fulfill the diversity requirement with the requisite professional experience.

B. Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial year ended December 31, 2023:

				Non-equity incentive plan compensation ($) (USD)
Name and principal position	Salary ($) (USD)	Share-based awards ($) (1) (USD)	Option- based awards ($) (USD)	Annual incentive plans	Long-term incentive plans	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Bentsur Josef	1,235,000	-	-	-	-	-	-	1,235,000
Gadi Levin	96,000	-	-	-	-	-	-	96,000
Gadi Graus	325,000	337,000	-	-	-	-	-	662,500

(1)	Fair value of restricted share units granted during the year, based on the closing price of the Company’s shares at day of grant.

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

On February 1, 2022, the Company’s subsidiary Isramat and Mida entered into a services agreement wherein Isramat wished to retain the services of Bentsur Joseph through Isramat. Bentsur Joseph holds a controlling interest of Mida. In the services agreement, Mr. Joseph has agreed to provide consulting services to the Company. Mr. Joseph will be compensated a sum of NIS 100,000, plus VAT, per month. Mr. Joseph is entitled to receive reimbursement for all direct and indirect expenses incurred in connection with his automobile. The services agreement has an unlimited term. Following 24 months from the date of entry into the agreement, both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 30 days.

Agreement with Gadi Levin

On March 15, 2022, the Company and Ninety Six Capital Ltd (“96Cap”) entered into a services agreement wherein the Company wished to retain the services of Mr. Levin through 96Cap. Mr. Levin holds a controlling interest of 96Cap. In the services agreement, Mr. Levin has agreed to act as the Company’s CFO. Mr. Levin will be compensated a sum of US$7,000, per month. On July 1, 2023, Mr. Levins’ compensation was increased to $9,000. Both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

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

On November 1, 2022, the Company’s subsidiary Cust2mate and Gadi Graus entered into an employment agreement, under which Gadi Graus will serve as President of the Company and of Cust2mate. Mr. Graus will receive a gross monthly salary of NIS45,000, payments for his use of a car, plus customary social and ancillary payments. Bonuses to be paid at the discretion of the board of directors of the Company. The employment agreement has an unlimited term. Both parties are entitled to terminate the Employment Agreement for any reason, or no reason, by giving the other party prior written notice of 3 months. If Cust2mate notifies that it is terminating the employment (except for cause) before the lapse of 24 months, Mr. Graus will be entitled to paid gardening leave of 9 months; If Cust2mate notifies that it is terminating the employment after the lapse of 24 months, but before the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 6 months; If Cust2mate notifies that it is terminating the employment after the lapse of 36 months Mr. Graus will be entitled to paid gardening leave of 3 months.

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

On January 4, 2023 , the Company issued Mr. Gadi Graus with 250,000 RSUs, which will vest after the lapse of 12 months. The RSUs were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at December 31, 2023.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (CAD)	Option expiration date	Value of unexercised in-the-money options ($) (CAD)
Amnon Peleg	45,000	2.45	June 28, 2028	NA

Value Vested or Earned During the Year ended December 31, 2023

Name	Option – based awards – Value vested during the year ($)(USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Amnon Peleg	-	-	-
Gadi Levin	$-	$103,000	-
Gadi Graus	$873,000	$309,000	-
Alan Rootenberg	$-	$30,900	-
Yonatan de Jongh	$-	$30,900	-

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan, other than what has been specified above.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2023 who did not receive any compensation from the Company in any other role during fiscal 2022, for the year ended December 31, 2023:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Alan Rootenberg	2022	-	65,000	Nil	Nil	Nil	Nil	65,000
	2023	12,000	Nil	Nil	Nil	Nil	Nil	12,000
Yonatan de Jongh	2022	10,000	32,500	Nil	Nil	Nil	Nil	32,500
	2023	12,000	Nil	Nil	Nil	Nil	Nil	12,000
Shlomo Paksher	2022	8,000	32,500	Nil	Nil	Nil	Nil	32,500
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Niv Raz Haim	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	5,000	13,500	21,000	Nil	Nil	Nil	39,500
Adi Vazan	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	6,000	Nil	Nil	Nil	Nil	Nil	6,000

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option – based awards – Value vested during the year ($) (USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alan Rootenberg	-	-	-
Yonatan de Jongh	-	-	-
Shlomo Paksher	-	-	-
Niv Raz Haim	-	-	-
Adi Vazan	-	-	-

Clawback Policy

On November 22, 2023, the Board adopted the A2Z Smart Technologies Corp. Clawback Policy (the “Clawback Policy”), effective December 1, 2023, providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct,   and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C. Board Practices

Committees of the Board of Directors

The Board of Directors discharges its responsibilities directly, as well as indirectly through the Audit Committee, the Compensation Committee and the Nominating Committee. Each director’s term expires at the next annual meeting of shareholders or until their respective successors are elected or appointed.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are Messrs. Alan Rootenberg (Chairperson), Adi Vazan and Yonatan de Jongh. The Audit Committee members have been determined by the Board to be “independent” (as such term is defined in NI 52-101) and “financially literate” (as such term is defined in NI 52-110), having the ability to understand and critically evaluate the financial statements of the Company. The Board made this determination based on the experience of each Audit Committee member. The Audit Committee’s primary objective is to assist the Board in fulfilling its oversight responsibilities to: (i) review financial reports and financial information provided to any regulatory authority or provided for release to the public and the Company’s shareholders; (ii) review the Company’s disclosure control systems; (iii) review the Company’s internal control systems with respect to finance, accounting and legal compliance; and (iv) review the Company’s accounting and financial reporting processes.

 The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Committee, on a case-by-case basis.

Compensation Committee

The members of the Compensation Committee are Messrs. Rootenberg, Adi Vazan and de Jongh (Chairperson). The purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to compensation of members of the Board and the executive officers of the Company.

Nominating Committee

The members of the Nominating Committee are Messrs. Rootenberg (Chairperson), Adi Vazan and de Jongh. The purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to nomination of members of the Board.

D. Employees

The Company had 97 employees, all (except for 2) located in Israel, as of the date of this annual report. The Company’s Cust2Mate division has 38 employees (directly or through a dedicated subcontractor) and the Company’s recently acquired subsidiary, Isramat, has 36 employees.

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

As of December 31, 2023, there were 1,479,584 RSUs outstanding to purchase common shares.

A copy of the Company’s RSU Plan is incorporated by reference into this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of our shares as of April 2, 2024 by:

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

The Company’s major shareholders do not have different voting rights.

The percentage of voting shares beneficially owned is computed on the basis of 41,205,742 shares outstanding as of the date of this Annual Report.

	Common Shares
Name of beneficial owner	Number of shares	Percentage of shares
5% shareholders:
Bentsur Joseph	9,674,478	23.48%
James Hudgins/Superius Securities Group Inc Profit Sharing Plan	3,487,984	8.46%
Matag Investments Ltd.	??	??	%

		—
Named executive officers and directors:
Bentsur Joseph	9,674,478	23.48%
Gadi Levin	41,666	*	%
Amnon Peleg	562	*	%
Alan Rootenberg
Yonatan de Jongh	-	-
Gadi Graus	200,000	*	%
Adi Vazan	-	-

* Less than 1%

Significant Changes in Ownership

We are not aware of significant changes in ownership of our shares by these shareholders during the past three fiscal years.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2024, there were a total of 50 holders of record of our shares, of which 4 are located in Canada and 31 are located in the United States.

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

The following transactions arose with related parties:

	Year ended December 31, 2023
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2023
CEO and company controlled by CEO	$-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
Director and CEO	$-	$43	$-	$43	$183
Company controlled by CEO	-	958	-	958	(57)
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

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

B. Significant Changes

See “Note 33 - Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2023.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our common shares trade on the Nasdaq Capital Market under the symbol “AZ”. The common shares are also listed on the Frankfurt Stock Exchange (the “FSE”) under the symbol “A23”.

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

C. Material Contracts

Please refer to Item 4 Section B for a discussion of our largest customer contracts.

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

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on Nasdaq, should be considered readily tradable on an established securities market in the U.S. Accordingly, the common shares are expected to satisfy this requirement in respect of the taxable year ended December 31, 2023. However, there can be no assurance that the common shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, the Company will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “-Passive foreign investment company status” below).

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

The Company is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2023, or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

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

Disposition of Common Shares

A U.S. resident holder for whom common shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such shares. Generally, provided that common shares are listed on a “designated stock exchange” (which includes Nasdaq), common shares will not be taxable Canadian property to a U.S. resident holder at a particular time unless at any time during the 60-month period immediately preceding that time (a) one or any combination of (i) the U.S. resident holder, (ii) persons with whom the U.S. resident holder did not deal at arm’s length, or (iii) partnerships in which the U.S. resident holder or a person with whom the U.S. resident holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and at that time (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. common shares may also be deemed to be taxable Canadian property of a U.S. resident holder in certain circumstances. U.S. resident holders whose common shares may constitute taxable Canadian property should consult their own tax advisors.

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

	December 31,	December 31,
	2023	2022

Cash and Cash Equivalents	$2,267	$2,616
Deposits	77	8
Trade receivables	1,477	1,373
Other Accounts Receivable	660	2,570
Total	$4,481	$6,567

Market Risks

The Company’s business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is relatively new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of December 31, 2023, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $47.

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

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$1,742	$1,742	$-
Other accounts payable	$2,534	$2,534	$-
Loans	$1,394	$1,166	$228
Lease liability	$600	$190	$410

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

During 2023 and 2022, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing, and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $165.

Capital Management:

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2023. There are no externally imposed restrictions on the Company’s capital.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. – D.

Disclosure controls and procedures

Our management, including our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. We evaluated our disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer as of December 31, 2023. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2023 were not effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

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

Due to the material weakness described above, our management concluded that our internal control over financial reporting were not effective as of December 31, 2023.

Changes in internal control over financial reporting

There were no material changes in our internal control over financial reporting, other than the remediation efforts described above, for the quarter ended and the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Messrs. Rootenberg, de Jongh, and Adi Vazan with Mr. Rootenberg serving as chairman of the committee. Messrs. Rootenberg, de Jongh, and Adi Vazan each meet the independence requirements under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rootenberg is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by BDO Ziv Haft for certain services rendered to our company during fiscal year 2023 and fiscal year 2022.

	For the year ended
CAD $	December 31, 2023	December 31, 2022
Audit fees(1)	$160,000	$160,000
Audit-related fees(2)	-	-
Tax fees(3)	$15,000	$15,000
All other fees(4)	-	-
Total	$175,000	$175,000

(1)	The aggregate fees billed in connection with the audit of the Company.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a foreign private issuer and its common shares are listed on the Nasdaq Capital Market.

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

The Company does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Company’s quorum requirement is set forth in its articles. A quorum for a meeting of shareholders of the Company is two shareholders or proxyholders that hold or represent, as applicable, not less than 5% of the issued and outstanding shares entitled to be voted at the meeting. In lieu of following Rule 5620(c), the Company follows the rules of British Columbia, Canada.

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

The Company does not follow Rule 5635(c), which requires shareholder approval prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. We will follow British Columbia, Canada law with respect to any requirement to obtain shareholder approval in connection with such issuances.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. The insider trading policy is included in our code of ethics which is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with chief security officer who reports to the COO of Cust2mate Ltd., to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage consultants, or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We are in the process of requiring each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. — “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Articles of ECC Ventures 1 Corp. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.2	Certificate of Name Change (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.3	Certificate of Incorporation (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
2.1	Specimen Share Certificate (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
2.2	Description of the Rights of Each Class of Securities (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.1+	Cust2mate Smart Cart Orders with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.2+	Maintenance and Support Agreement with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.3	Flex Manufacturing Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.4	Services Agreement with Mida Consulting and Investments Ltd. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.5	Services Agreement with Ninety Six Capital Ltd (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.6	Employment Agreement with Gadi Graus (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.7	Stock Option Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.8	RSU Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.9	Form of 2023 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.10	Form of 2023 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.11	Form of October 2022 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.12	Form of October 2022 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.13	Services Agreement between A2Z MS Military Solutions Ltd. and Elmag Law Offices dated November 1, 2022 (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.14	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.15	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.16	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.17	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.18	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.19	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
8.1	List of subsidiaries
11.1	Code of Ethics (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Executive Officer
12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Financial Officer
13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Executive Officer.
13.2	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Financial Officer.
15.1	Consent of Ziv Haft Certified Public Accountants (Isr.)
97.1	Clawback Policy
101	Interactive Data File
104	Cover Page Interactive Data File

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

Date: April 2, 2024

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

A2Z SMART TECHNOLOGIES CORP

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of A2Z SMART TECHNOLOGIES CORP and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, change in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had accumulated losses of $83,456 thousand and a net loss of $18,057 thousand for the year ended December 31, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Tel Aviv, Israel
April 2, 2024

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$2,267	$2,616
Deposits	77	8
Inventories (note 5)	250	375
Trade receivables, net (note 6)	1,477	1,373
Other accounts receivable (note 8)	660	2,570
Total current assets	4,731	6,942
Non-current assets
Intangible asset - patent, net (note 9)	1,850	2,207
Long term financial asset at fair value (note 10)	77	-
Goodwill (note 7)	-	1,188
Property, plant and equipment, net (note 11)	1,861	2,357
Total non-current assets	3,788	5,752

Total Assets	$8,519	$12,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans (note 12)	$1,166	$1,403
Lease liability (note 13)	190	281
Trade payables	1,742	2,224
Deferred revenues (note 14)	-	1,373
Other accounts payable (note 15)	2,534	956
Total current liabilities	5,632	6,237
Non-current liabilities
Lease liability (note 13)	410	605
Long term loans (note 16)	228	341
Provision (note 7)	1,362	1,447
Warrant Liability (note 18)	3,075	1,142
Severance payment, net (note 17)	121	33
Total non-current liabilities	5,196	3,568
Total liabilities	10,828	9,805
Shareholders’ equity (deficit) (note 20)
Share capital and additional paid in capital	55,485	43,452
Warrant Reserve	30,863	30,863
Accumulated other comprehensive income	(1,330)	(1,634)
Transactions with non-controlling interests	927	-
Accumulated deficit	(83,456)	(67,395)
Total equity attributable to Company shareholders	2,489	5,286
Non-controlling interest (note 22)	(4,798)	(2,397)
Total shareholders’ equity (deficit)	(2,309)	2,889
Total liabilities and shareholders’ equity (deficit)	$8,519	$12,694

April 2, 2024	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2023	2022		2021

Revenues (note 23)	$11,375		$9,351	$2,685
Cost of revenues (note 24)	9,382		7,517	2,029
Gross profit	1,993		1,834	656

Expenses:
Research and development costs (note 25)	$4,751		$4,462	$3,222
Sales and marketing costs	1,377		475	102
General and administration expenses (note 26)	13,933		13,599	6,494
Operating loss	(18,068)		(16,702)	(9,162)

Loss (gain) on revaluation of warrant liability (note 18)	(1,255)		254	30,895
Loss on impairment of goodwill (note 7)	1,027		-	-
Financial income	(85)		-	-
Financial expenses (note 28)	302		1,391	91
Loss before taxes on income	$(18,057)		$(18,347)	$(40,148)
Income tax expense (note 29)	-		-	(142)
Loss for the year	$(18,057)		$(18,347)	$(40,290)

Less: Net loss attributable to non-controlling interests	(1,996)		(1,790)	(1,127)
Net loss attributable to controlling shareholders	(16,061)		(16,557)	(39,163)
Net loss for the period	$(18,057)		$(18,347)	$(40,290)
Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	303		(936)	555
Remeasurement loss from defined benefit plans	1		10	-
Other comprehensive income (loss)	304		(926)	555

Total comprehensive loss for the year	$(17,753)		$(19,273)	$(39,735)

Less: Comprehensive loss attributable to non-controlling shareholders	(1,996)		(1,790)	(1,127)
Comprehensive loss attributable to A2Z’s shareholders	$(15,757)		$(17,483)	$(38,608)
Basic and diluted loss per share	$(0.46)	$	(*)(0.60)	$(1.68)
Weighted average number of shares outstanding	34,748,029		27,681,778	23,340,621

(*)	Restated, see also note 27.

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions			Total Equity of shareholder of
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non-controlling interest	the Company (Deficit)
Balance - January 1, 2023	30,945,322	$43,452	$30,863	$(1,634)	-	$(67,395)	$(2,397)	$2,889

Net loss for the period	-	-	-	-		(16,061)	(1,996)	(18,057)
Remeasurement loss from defined benefit plans	-	-	-	1		-	-	1
Adjustments arising from translating financial statements of foreign operations	-	-	-	303	-	-	-	303
Net comprehensive loss for the period	-	-	-	304	-	(16,061)	(1,996)	(17,753)
Transactions with non-controlling parties	-	-	-	-	927	-	(405)	522
Issuance of share in March 2023 private placement (note 20(I))	1,783,561	1,933						1,933
Issuance of share in June 2023 private placement (note 20(J))	3,818,275	4,193						4,193
Issuance of share in December 2023 private placement (note 20(K))	1,295,783	1,003						1,003
Exercise of RSU’s (note 20(M))	464,499							-
Exercise of warrants (note 20(L))	92,000	102		-		-	-	102
Share based compensation (note 21(b))		4,802		-	-	-	-	4,802
Balance - December 31, 2023	38,399,440	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

	Ordinary share capital			Accumulated			Total Equity of shareholders of
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	the Company (Deficit)
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(16,557)	(1,790)	(18,347)
Remeasurement loss from defined benefit plans				10			10
Adjustments arising from translating financial statements of foreign operations	-	-	-	(936)	-	-	(936)
Net comprehensive loss for the period	-	-	-	(926)	(16,557)	(1,790)	(19,273)
Issuance of shares in respect of crowd funding	74,895						-
Issuance of shares in respect of Isramat deal	273,774	1,747					1,747
Issuance of share in private placement	2,978,337	3,004		-	-	-	3,004
Exercise of warrants (note 20(c))	630,161	5,277	(3,900)	-	-	-	1,377
Exercise of options	116,667	208		-	-	-	208
Exercise of RSU’s	545,000	-		-	-	-	-
Expiration of warrants (note 3a)	-	51	-	-	-	-	51
Share based compensation	-	4,868	-	-	-	-	4,868
Balance - December 31, 2022	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital						Total Equity of shareholders
	Number of shares	Additional paid in capital	Warrant reserve	Accumulated Other Comprehensive Income	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2021	(*) 22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)
Net loss for the period	-	-	-	-	(39,239)	(1,051)	(40,290)
Adjustments arising from translating financial statements of foreign operations	-	-	-	631	-	(76)	555
Net comprehensive loss for the period	-	-	-	631	(39,239)	(1,127)	(39,735)
Reclassification of warrant liability	-	-	43,964	-	-	-	43,964
Issuance of shares in private placement, net (note 20 (A))	1,305,662	3,338	-	-	-	-	3,338
Exercise of warrants	2,514,693	12,929	(9,201)	-	-	-	3,728
Exercise of options (note 20 (B))	286,223	742	-	-	-	-	742
Share based compensation (note 21 (b))	-	843	-	-	-	-	843
Balance - December 31, 2021	(*) 26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907

The accompanying notes are an integral part of the financial statements.

A2Z SMART TECHNOLOGIES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities
Loss for the year	$(18,057)	$(18,347)	$(40,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	1,027	786	251
Share based compensation	5,324	4,868	843
Loss on impairment of goodwill	1,027	-	-
Loss (gain) on revaluation of warrant liability	(1,255)	254	30,895
Change in provisions	(85)	1,190	-
Change in severance liability	88	(154)	(20)
Change in inventory	125	690	(1,128)
Change in trade receivables	(104)	990	(661)
Change in other account receivables	1,910	(2,383)	(81)
Accrued interest on loans and leases	9	13	36
Change in accounts payable	(482)	860	448
Change in deferred revenues	(1,373)	1,439	-
Change in other accounts payable	459	363	329
Cash flow from operating activities	(11,387)	(9,431)	(9,378)
Cash flows from investing activities
Change in deposits	(69)	48	132
Investment in subsidiary	-	(879)	-
Investment in an associate	(77)	-	-
Purchase of property, plant and equipment	(174)	(727)	(412)
Cash flow used in investing activities	(320)	(1,559)	(280)

Cash flows from financing activities
Issuance of shares and warrants, net	10,317	3,894	8,358
Change in other accounts payables	1,119	-	-
Exercise of options	-	208	742
Exercise of warrants	102	1,379	3,386
Lease payments	(336)	(337)	(111)
Repayment of loans	(476)	(342)	(316)
Proceeds from receipt of loans	167	1,294	296
Cash flows from financing activities	10,893	6,096	12,355

Increase (decrease) in cash and cash equivalents	(814)	(4,894)	2,697
Effect of changes in foreign exchange rates	465	(960)	376
Cash at beginning of year	2,616	8,470	5,397

Cash at the end of the year	$2,267	$2,616	$8,470

Taxes paid during the year	-	74	-
Interest paid during the year	80	49	34

APPENDIX A: NON-CASH ACTIVITIES
Reclassification of warrant liability to warrant reserve	-	51	43,964
Reclassification of other account payables to short term loans	-	359	-
Recognition of a lease liability and right-of-use asset	-	947	-
Sale of fixed asset	-	188	-
Issuance of shares in respect of Isramat deal	-	2,089	-

NON-CASH TRANSACTIONS: INVESTMENT IN CONSOLIDATED SUBSIDIARIES

	Year ended December 31,
	2023	2022	2021

Issuance of the Company’s ordinary shares	-	1,747	-
Commitment to selling shareholders		343
Working capital other than cash and cash equivalents	-	(869)	-
Liability for severance pay fund, net	-	35	-
Property, plant and equipment	-	(636)	-
Benefit shareholder consulting agreement	-	(27)	-
Customer relations	-	(284)	-
Goodwill	-	(1,188)	-
Total cash and cash equivalents paid (*)	$-	$(879)	$-

(*)	See note 7.

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

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but remains a reporting issuer in Canada.

The Company owns 76.78% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

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

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

As of December 31, 2023, and 2022, the Company had four key subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); (3) A2Z Advanced Solutions Ltd. (“A2Z AS”); and (4) Isramat Ltd., the “Subsidiaries”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), a subsidiary incorporated on July 12, 2023, under the laws of Delaware.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2023, the Company had accumulated losses of $83,456 and a net loss in the amount of $18,057 for the year ended December 31, 2023. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities.

Considering the above, the Company’s dependency on external funding for its operations   raises a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements for the year ended December 31, 2023, do not include any adjustments that might result from the outcome of these uncertainties.

During October 2023, the Israeli government declared a state of war due to the terror attack that was launched on the State of Israel on that day, and which still continues. At the same time, the Hezbollah organization has since been carrying out missile and rocket attacks on various areas in Israel’s northern regions, targeting both military and civilian locations (“the war”). The war has led to various consequences and restrictions on the Israeli economy, including, among other things, an extensive mobilization of reserves, the evacuation of many settlements, both in the area bordering the Gaza strip and near the northern border, as well as taking actions for maintaining public safety and security, such as, among other things, imposing restrictions on gatherings, depending on the proximity thereof to the combat zones, including at workplaces and in the education system. Taking such actions caused a decline and a slowdown in the activity of the Israeli economy. In addition, the ongoing operation of many companies has suffered by the reduction in workforce availability, including due to the departure of foreign workers, extensive recruitment of reserves and absence from work due to the restrictions on the activity of the education system.

To the Company’s estimation, in practice, from the start of the war until December 31, 2023, the war had no material effect on the Company’s financial situation and on the results of the Company’s activities. Also, the Company had succeeded to maintain operational and functional continuity, including maintaining an effective staff volume and effective ongoing operations with its customers and suppliers. As of the date of the report, the war still goes on and there is uncertainty as to its duration, further development and scope.

These consolidated financial statements were authorized for issue by the Board of Directors on April 2, 2024.

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

C. Functional and foreign currency

The Company’s functional currency is the New Israeli Shekel (“NIS”)  , since the Company’s primary economic environment is in Israel. However, the presentation currency is in US Dollars (“USD”) due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:

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

C. Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2023, and 2022, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

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

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

5.	Impairment of financial assets

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

As of December 31, 2023, and December 31, 2022, ECL for trade and other account receivables are not material.

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

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

Aging Schedule based on due date

	Aging schedule
	December 31, 2023	December 31, 2022

Within payment terms	$1,477	$1,373

Total	$1,477	$1,373

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2023	December 31, 2022

Government institutions	$483	$279
Industrial customers	994	1,052
Other customers	-	42

Total	$1,477	$1,373

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

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

J. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1.	Identify the contracts with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the entity satisfies a performance obligation.

i.	Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.
ii	Revenue from leasing is derived from contracts with customers pursuant to which the Company leases soaking containers. Revenues on these contracts are recognized on a straight-line basis.
iii	Revenue from sale of smart carts is recognized from sale of goods in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the smart carts to the customer.
iv.

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

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

N. Going Concern

In order to assess whether it is appropriate for the company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections. In arriving at this judgment, there were several assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future revenues and expenditures and the ability and timing to raising additional financing.

O. Functional Currency

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

Changes in accounting policies

The following amendments are effective for the period beginning 1 January 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the Consolidated financial statements of the Company but affect the disclosure of accounting policies of the Company.

Definition of Accounting Estimates (Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors)

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimates, changes in accounting policy and prior period errors.

These amendments had no effect on the consolidated financial statements of the Company.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued amendments to IAS 12, which clarify whether the initial recognition exemption applies to certain transactions that result in both an asset and a liability being recognized simultaneously (e.g. a lease in the scope of IFRS 16). The amendments introduce an additional criterion for the initial recognition exemption, whereby the exemption does not apply to the initial recognition of an asset or liability which at the time of the transaction, gives rise to equal taxable and deductible temporary differences.

These amendments had no effect on the annual consolidated financial statements of the Company.

International Tax Reform – Pillar Two Model Rules (Amendment to IAS 12 Income Taxes)

In December 2021, the Organization for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that is expected to be used by individual jurisdictions. The goal of the framework is to reduce the shifting of profit from one jurisdiction to another in order to reduce global tax obligations in corporate structures. In March 2022, the OECD released detailed technical guidance on Pillar Two of the rules.

Stakeholders raised concerns with the IASB about the potential implications on income tax accounting, especially accounting for deferred taxes, arising from the Pillar Two model rules. The IASB issued the final Amendments (the Amendments) International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on 23 May 2023.

The Amendments introduce a mandatory exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The exception is effective immediately and retrospectively. The Amendments also provide for additional disclosure requirements with respect to an entity’s exposure to Pillar Two income taxes.

Management has determined that the Company is not within the scope of OECD’s Pillar Two Model Rules and the exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes is not applicable to the Company.

The following amendments are effective for the period beginning 1 January 2024:

●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements);

●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and

The following amendments are effective for the period beginning 1 January 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not believe that the amendments to IAS 1 will have a significant impact on the classification of its liabilities, as the conversion feature in its convertible debt instruments is classified as an equity instrument and therefore, does not affect the classification of its convertible debt as a non-current liability. The Company does not expect any other standards issued by the IASB, but are yet to be effective, to have a material impact on the Company.

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

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - INVENTORIES  :

	December 31,	December 31,
	2023	2022

Raw materials	$36	$38
Smart cart parts	214	337
Inventories	$250	$375

NOTE 6 – TRADE RCEIVABLES, NET:

	December 31,	December 31,
	2023	2022

Customers	$1,491	$1,383
Expected credit losses	(14)	(10)
Trade Receivables, net	$1,477	$1,373

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

IFRS 13 favors the use of quoted prices and limits the inclusion of restrictions (such as lockup) in the calculated fair value. Based on the provisions of IFRS 13, the Company has recognized a provision for the commitment to the selling shareholders on the day of the acquisition in the amount of $343. On December 31, 2022, the Company revaluated the commitment to the selling shareholders in the amount of $1,447, and finance expenses in the amount of $1,104 were recognized and charged to the Consolidated Statement of Comprehensive Loss.

On December 31, 2023, the Company revaluated the commitment to the selling shareholders in the amount of $1,362, and finance income in the amount of $85 was recognized and charged to the Consolidated Statement of Comprehensive Loss.

The table below summarizes the fair value of the commitment as of December 31, 2023:

Balance at January 1, 2022	$-
Acquisition date February 3, 2022	343
Revaluation	1,190
Effect of changes in foreign exchange rates	(86)
Balance at December 31, 2022	$1,447

Revaluation	(85)
Balance at December 31, 2023	$1,362

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

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of identifiable net assets acquired by approximately $1,188, which was recognized as goodwill.

In the years ended December 31, 2022, and 2023, Isramat recorded significant losses. As of December 31, 2023, the Company has determined there are signs of decline in the value of Isramat and recognized a loss as a result of impairment to its goodwill of $1,027.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - OTHER ACCOUNTS RECEIVABLE:

	December 31,	December 31,
	2023	2022

Advances to suppliers	$-	$918
Prepaid expenses	323	751
Government institutions	253	151
Other	84	750
Other accounts receivable	$660	$2,570

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 9 – INTANGIBLE ASSETS - PATENT, NET:

Balance, January 1, 2022	$2,091
Additions	311
Depreciation	(200)
Effect of changes in foreign exchange rates	5
Balance, December 31, 2022	$2,207
Additions	-
Depreciation	(366)
Effect of changes in foreign exchange rates	9
Balance, December 31, 2023	$1,850

NOTE 10 – LONG TERM FINANCIAL ASSET AT FAIR VALUE

On September 30, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with Shelfie-Tech Ltd. (“Shelfie”) an Israeli company organized under the laws of the State of Israel, developing an innovative patented technology, a robotic retail shelf monitoring system using advanced machine learning and image processing algorithms to automatically optimize inventory management. At the closing and upon the terms and conditions set forth in the Agreement, the Company will invest $158 in cash, in exchange for 944,217 ordinary shares, NIS 0.001 par value of Shelfie (the “Shelfie Shares”) based on a price per share of $ 0.167, resulting in the Company holding 1.2% of the issued and outstanding shares of Shelfie. As of December 31, 2023, the Company has invested $77.

The Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows:

	Balance as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through profit or loss	$-	$-	$77	$77

Total assets	$-	$-	$77	$77

Balance as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through profit or loss	$-	$-	$-	$-

Total assets	$-	$-	$-	$-

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system and R&D expenses	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2023	$416	$2,208	$359	$858	219	$403	$1,180	$5,643
Additions	61	4	10	130	-	13	-	218
Disposals	-	-	-	(70)	-	-	-	(70)
Translation adjustments	(15)	(60)	(7)	(50)	(13)	(22)	(36)	(203)
As of December 31, 2023	$462	$2,152	$362	$868	206	$394	$1,144	$5,588

Accumulated depreciation:
As of January 1, 2023	$290	$1,610	$289	$357	$5	$376	$360	$3,287
Additions	48	96	13	91	55	4	258	565
Disposals	-	-	-	(26)	-	-	-	(26)
Translation adjustments	(12)	(28)	(15)	(10)	(7)	(21)	(6)	(99)
As of December 31, 2023	$326	$1,678	$287	$412	$53	$359	$612	$3,727

Net Book Value:
As of December 31, 2023	$136	$474	$75	$456	153	$35	$532	$1,861
As of December 31, 2022	$126	$598	$70	$501	214	$27	$821	$2,357

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system and R&D expenses	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2022	$440	$-	$201	$968	$-	$59	$362	$2,030
Additions	29	174	28	316	223	14	-	784
Disposals	-	-	-	(380)	-	-		(380)
Additions from newly acquired subsidiary	-	2,242	178	34	-	367	859	3,681
Translation adjustments	(53)	(208)	(48)	(80)	(4)	(37)	(42)	(472)
As of December 31, 2022	$416	$2,208	$359	$858	219	$403	$1,180	$5,643

Accumulated depreciation:
As of January 1, 2022	$288	$-	$142	$368	$-	$59	$101	$958
Additions	37	116	16	88	5	3	107	372
Disposals	-	-	-	(58)	-	-	-	(58)
Additions from newly acquired subsidiary	-	1,657	158	6	-	350	164	2,335
Translation adjustments	(35)	(163)	(27)	(47)	-	(36)	(12)	(319)
As of December 31, 2022	$290	$1,610	$289	$357	$5	$376	$360	$3,287

Net Book Value:
As of December 31, 2022	$126	$598	$70	$501	214	$27	$821	$2,357
As of December 31, 2021	$152	$-	$59	$600	-	$-	$261	$1,072

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – SHORT TERM LOANS AND CURRENT PORTION OF LONG-TERM LOANS:

	Linked to	Interest rate	December 31, 2023	December 31, 2022

Short term loans	NIS	3.2%-7.5%	$1,064	$1,114
Current portion of long-term loans			102	289

Short term loans and current portion of long-term loans			$1,166	$1,403

NOTE 13 – LEASE LIABILITY:

The Company has lease contracts for industrial areas and office facilities used in its operations. Leases of industrial areas and office facilities generally have lease terms of between 2 and 5. The Group has several lease contracts that include termination option, which are valid after a minimal lease period. The Group has several lease contracts that include extension options.

Set out below are the carrying amounts of lease liabilities recognized and the movements during the period:

Industrial areas and office facilities
Balance January 1, 2022	$277
Additions	859
Accretion	(335)
Accumulated interest	107
Exchange rate differences	(22)
Balance December 31, 2022	$886
Additions	-
Accretion	(277)
Accumulated interest	68
Exchange rate differences	(77)
Balance December 31, 2023	$600

	Linked to	December 31, 2023	December 31, 2022

Long Term leases	NIS	$600	$886
Current portion of long-term leases		190	281

Non-current portion of long-term leases		$410	$605

NOTE 14 – DEFERRED REVENUES:

The Company has invoiced its one major customer in the Smart Cart segment a sum amount of $1,373 for smart carts that as of December 31, 2022, were yet to be delivered. Throughout the year ended December 31, 2023, the balance of deferred revenues was reduced to nil as the Company delivered the smart carts to the aforementioned customer.

NOTE 15 - OTHER ACCOUNTS PAYABLE:

	December 31,	December 31,
	2023	2022

Employees and government authorities	$1,005	$681
Receipts on account of shares	1,119	-
Accrued expenses	150	93
Related parties (note 30)	103	-
Other	157	182
Other accounts payable	$2,534	$956

NOTE 16 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2023	December 31, 2022

Long term loans	NIS	1.8%-6.1%	$330	$630
Less- Current portion			(102)	(289)

Non Current Long term loans			$228	$341

The loans are from leading Israeli financial institutions and bear interest of between 1.8% - 6.1%. $102 of the loans are repayable within one year and $228 are repayable between two to five years.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – SEVERANCE PAYMENT, NET:

a.	The plan liabilities, net:

	Year ended	Year ended
	December 31, 2023	December 31, 2022
Defined benefit plan:
Present value of defined benefit obligation	$458	$394
Fair value of plan assets	(337)	(361)

Total	$121	$33

Changes in the present value of defined benefit obligation:

	2023	2022

Balance at beginning of year	$361	$541
Recognized in statement of comprehensive loss:
Interest cost	10	9
Current service cost	32	30
Currency translation	(10)	(111)
Recognized in other comprehensive gain :	(1)	(10)
Net actuarial gain	(55)	(98)

Balance at end of year	$337	$361

b.	The movement in the fair value of the plan assets:

	2023	2022

Balance at beginning of year	$(361)	$(374)
Recognized in statement of comprehensive loss:
Expected return	23	24

Recognized in other comprehensive loss /(gain):
Net actuarial loss (gain)	-	-
Other:
Contributions by employer	1	(11)

Balance at end of year	$(337)	$(361)

c.	The principal assumptions underlying the defined benefit plan:

	December 31, 2023	December 31, 2022

Discount rate of the plan liability	2.95%	2.75%

Expected rate of return on plan assets	2.84%	2.64%

Future salary increases	3.97%	3.82%

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – WARRANT LIABILITY:

a)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 647,891 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(k)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.05) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD1.62.

Level 3 for the period ended on December 31, 2023:

Balance at January 1, 2023	$-
Issuance of December 2023 Registered Direct Offerings Warrants	402
Revaluation at December 31, 2023	110
Effect of changes in foreign exchange rates	8
Balance at December 31, 2023	$520

For the year ended December 31, 2023, the Company recorded a loss on the revaluation of the December 2023 warrant liability in the amount of $110 (for the year ended December 31, 2022 - $nil).

b)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 1,909,134 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(j)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.93) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD2.99.

Level 3 for the year ended on December 31, 2023:

Balance at January 1, 2023	$-
Issuance of June 2023 Registered Direct Offerings Warrants	2,333

Balance at June 30, 2023	$2,333
Revaluation at September 30, 2023	(671)
Effect of changes in foreign exchange rates	(33)

Balance at September 30, 2023	$1,629

Revaluation at December 31, 2023	(499)
Effect of changes in foreign exchange rates	27

Balance at December 31, 2023	$1,157

For the year ended December 31, 2023, the Company recorded a gain on the revaluation of the June 2023 warrant liability in the amount of $1,170 (for the year ended December 31, 2022 - $nil).

c)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 891,778 March 2023 Warrants as part of a private placement (see also note 19(i)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD1.74.

Level 3 for the year ended on December 31, 2023:

Balance at January 1, 2023	$-
Issuance of March 2023 Warrants	496

Balance at March 31, 2023	$496
Revaluation at June 30, 2023	1,004

Balance at June 30, 2023	$1,500
Revaluation at September 30, 2023	(688)
Effect of changes in foreign exchange rates	(21)

Balance at September 30, 2023	$791

Revaluation at December 31, 2023	(242)
Effect of changes in foreign exchange rates	13

Balance at December 31, 2023	$562

For the year ended December 31, 2023, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $74 (for the year ended December 31, 2022 - $nil).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – WARRANT LIABILITY (CONTINUED):

d)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

Level 3 for the year ended on December 31, 2023:

Balance at January 1, 2022	$-
Issuance of November 2022 Warrants	894
Revaluation at December 31,2022	248

Balance at December 31, 2022	$1,142
Revaluation at March 31, 2023	$(405)

Balance at March 31, 2023	$737
Warrant exercises (note 19(l))	$(66)
Revaluation at June 30, 2023	1,745
Balance at June 30, 2023	$2,416

Warrant exercises (note 19(l))	(39)
Revaluation at September 30, 2023	(1,175)
Effect of changes in foreign exchange rates	(25)
Balance at September 30, 2023	$1,177

Revaluation at December 31, 2023	(359)
Effect of changes in foreign exchange rates	18
Balance at December 31, 2023	$836

For the year ended December 31, 2023, the Company recorded a gain on the revaluation of the November 2022 warrant liability in the amount of $193 (for the year ended December 31, 2022 – a loss in the amount of $248).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – LIENS, COMMITMENTS AND PROVISIONS:

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings

NOTE 20 – SHAREHOLDERS’ EQUITY (DEFICIT):

A.

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

The fair value of the warrants granted was $4,786 and was initially classified as a liability. The Company accounted for the remaining $3,338 as additional paid in capital and share issue expenses.

B.	During the year ended December 31, 2021, the Company issued 286,223 shares in respect of 286,223 stock options that were exercised.
C.	During the year ended December 31, 2022, the Company issued 630,161 shares in respect of 630,161 warrants that were exercised. (See Note 21 (a))

D.	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 shares in respect of the acquisition of Isramat (see Note 7).
E.	During the year ended December 31, 2022, the Company issued 116,667 shares in respect of 116,667 stock options that were exercised. (See Note 21 (b))
F.

On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

G.	During the year ended December 31, 2022, the Company issued 545,000 shares in respect of 545,000 RSU’s that were exercised. (See Note 21 (c))
H.

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

The fair value of the November 2022 Private Placement Warrants granted was $894 and was initially classified as a liability (see note 18(d)). The Company accounted for the remaining $3,127 as additional paid in capital and share issue expenses.

I.	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 1,783,561 units (“March 2023 Units”) at a price per March 2023 Unit of US$1.46 (CAD$1.95). Each March 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued with an exercise price of CAD$2.35 (US$1.75) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 891,778 Common Shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 142,685 March 2023 Private Placement Warrants were issued in connection with the private placement.

J.	On June 15 and on June 20, 2023, the Company closed registered direct offerings for gross proceeds of $6,873 through the issuance of 3,818,275 units (“June 2023 Units”) at a price per Unit of US$1.15 (CAD$1.56). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,909,134 Warrants were issued with an exercise price of CAD$2.93 (US$2.20) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,909,134 Common Shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 305,462 non-registered warrants were issued in connection with the Registered Direct Offerings.

K.	On December 13, 2023, the Company closed registered direct offerings for gross proceeds of $1,490 through the issuance of 1,295,783 units (“December 2023 Units”) at a price per Unit of US$1.15 (CAD$1.36). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 647,891 Warrants were issued with an exercise price of CAD$2.05 (US$1.50) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 647,891 Common Shares (“December 2023 Registered Direct Offerings Warrants”). A finder’s fee of $119 (CAD$162) was paid and 103,663 non-registered warrants were issued in connection with the Registered Direct Offerings.

L.	During the year ended December 31, 2023, the Company issued 92,000 Common Shares in respect of 92,000 warrants that were exercised for gross proceeds of $140 (note 21 (a)).

M.	During the year ended December 31, 2023, the Company issued 464,499 Common Shares in respect of 464,499 RSUs that were exercised (note 21 (c)).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 – WARRANTS AND OPTIONS:

a) Warrants

(i)	Warrant transactions for the years ended December 31, 2023, and 2022 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2022	5,966,204	$3.55
Expiration of warrants	(5,437)
Exercise of warrants	(630,161)
Warrants issued in the November 2022 Private Placement	1,726,366
Balance, December 31, 2022	7,056,972	$3.54
Warrants issued in the March 2023 Private Placement	1,034,463
Exercise of warrants	(92,000)
Warrants issued in the June 2023 Direct Offering	2,214,596
Warrants issued in the December 2023 Direct Offering	751,554
Balance, December 31, 2023	10,965,585	$2.63

(ii)	As of December 31, 2023, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

December 31, 2023	Expiry date	Exercise price		Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418	$1.97
1,366,631	December 24, 2025	ILS	7.1418	$1.97
221,100	April 18, 2026	ILS	29.025	$8.00
1,084,562	May 28, 2026	ILS	29.025	$8.00
1,634,366	November 8, 2024	CAD	2.04	$1.60
1,034,463	March 13, 2025	CAD	2.35	$1.75
2,214,596	June 12, 2025	CAD	2.93	$2.20
751,554	December 13, 2025	CAD	2.05	$1.50
10,965,585

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options

Stock option transactions for the years ended December 31, 2023, and 2022 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2022	820,010	$2.10	$1.78
Exercise of options	(116,667)	2.27
Expiry of options	(20,000)	1.5
Options granted	1,200,000	3.67
Balance December 31, 2022	1,883,343	$3.17	$2.32
Exercise of options	-
Expiry of options	(74,875)	1.25
Options granted	1,735,250	1.82
Balance December 31, 2023	3,543,718	$2.53	$1.91

(i)	On August 4, 2022, 900,000 stock options were issued to a director with an exercise price of CAD$3.56. The options expire on August 2, 2032. The fair value of the options granted was estimated at $2,712 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.12; Expected option life 10 years; Volatility 112%; Risk-free interest rate 2.67%; Dividend yield 0%.

(ii)	On August 21, 2022, 300,000 stock options were issued to a consultant with an exercise price of CAD$4.00. The options expire on August 2, 2032. The fair value of the options granted was estimated at $977 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.00; Expected option life 10 years; Volatility 112%; Risk-free interest rate 2.99%; Dividend yield 0%.

(iii)	On January 4, 2023, 816,500 stock options were issued to directors and consultants with an exercise price of CAD$1.65. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.80; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(iv)	On February 8, 2023, 100,000 stock options were issued to a consultant with an exercise price of CAD$2.01. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.18; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options (continued)

(v)

On April 18, 2023, 423,750 stock options were issued to employees with an exercise price of CAD$1.60. The options expire on April 18, 2033. The fair value of the options granted was estimated at $420 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.42; Expected option life 10 years; Volatility 111%; Risk-free interest rate 3.57%; Dividend yield 0%.

(vi)

On June 28, 2023, 245,000 stock options were issued to officers with an exercise price of CAD$2.45. The options expire on June 28, 2028. The fair value of the options granted was estimated at $443 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.92; Expected option life 5 years; Volatility 111%; Risk-free interest rate 4.14%; Dividend yield 0%.

(vii)	On September 20, 2023, 150,000 stock options were issued to officers with an exercise price of CAD$2.20. The options expire on September 20, 2033. The fair value of the options granted was estimated at $231 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.20; Expected option life 10 years; Volatility 112%; Risk-free interest rate 4.35%; Dividend yield 0%.

(viii)	As at December 31, 2023, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2023	Exercisable as of December 31, 2023	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	543,333	August 20, 2025	CAD	1.50	$1.13
33,333	33,333	January 28, 2025	CAD	3.00	$2.27
50,000	33,333	June 3, 2026	CAD	8.40	$6.34
16,677	16,677	October 28, 2026	CAD	8.00	$6.04
900,000	450,000	August 2, 2032	CAD	3.56	$2.69
300,000	300,000	August 21, 2032	CAD	4.00	$3.02
804,125	804,125	January 4, 2033	CAD	1.65	$1.25
100,000	100,000	November 25, 2027	CAD	2.01	$1.52
401,250	-	April 18, 2033	CAD	1.60	$1.21
245,000	-	June 28, 2028	CAD	2.45	$1.85
150,000	50,000	September 20, 2033	CAD	2.20	$1.66
3,543,718	2,330,801

(ix)	Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2023, share-based compensation of $4,245 was recognized and charged to the Consolidated Statement of Comprehensive Loss (December 31, 2022 - $4,868, December 31, 2021 – $843).

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

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 260,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 Common Shares .

On April 18, 2023, the Company granted 116,250 RSUs to employees, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 116,250 Common Shares of no-par value in the Company.

On June 28, 2023, the Company granted 165,000 Restricted Share Units (“RSUs”) to officers pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 165,000 Common Shares.

RSU’s transactions for the year ended December 31, 2023, and for the year ended December 31, 2022, are as follows:

Number
Balance, January 1, 2022	-
RSU’s granted	1,265,000
Exercise of RSU’s	(545,000
Balance, December 31, 2022	720,000
RSU’s granted	1,308,250
Expiry of RSU’s	(91,667)
Exercise of RSU’s	(464,499)
Balance, December 31, 2023	1,472,084

Total exercisable RSU’s as at December 31, 2023, are 274,166. During the year ended December 31, 2023, share-based compensation in respect of RSU’s of $1,079 was charged to the Consolidated Statement of Comprehensive Loss (December 31, 2022 – $2,475, December 31, 2021 – $nil).

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 22 – NON-CONTROLLING INTERESTS

The following Company subsidiaries which have non-controlling interests:

	December 31,	December 31,
	2023	2022

Cust2mate	$(5,167)	$(2,791)
AAI	369	394
	$(4,798)	$(2,397)

NOTE 23 – REVENUES:

Revenue streams:

	Year Ended December 31
	2023	2022	2021

Revenues from services:
Revenues from services	$1,730	$1,364	$1,548
Revenues from leasing	433	341	387
Precision metal parts:
Revenues from sales of precision metal parts	3,084	3,958	-
Smart Carts:
Revenues from smart carts project	6,128	3,688	750
	11,375	9,351	2,685

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 24 – COST OF REVENUES:

	Year Ended December 31
	2023	2022	2021

Payroll and related expenses	$2,274	$2,383	$1,096
Subcontractor and outsourced work	224	103	162
Materials and components consumed	5,854	4,650	291
Depreciation	118	131	-
Motor vehicle fleet costs	226	165	373
Smart cart maintenance	429	-	-
Other	257	85	107
Cost of revenues	$9,382	$7,517	$2,029

NOTE 25 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31
	2023	2022	2021

Payroll and related expenses	$1,758	$867	$510
Subcontractor and outsourced work	2,331	3,362	2,477
Share-based compensation	532	-	-
Legal fees	-	20	99
Pilot expenses and other	130	212	136
Research and development expense	$4,751	$4,462	$3,222

NOTE 26 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31
	2023	2022	2021

Payroll and related	$4,007	$3,990	$1,027
Professional fees	2,370	2,233	3,417
Share-based compensation	4,531	4,868	842
Depreciation and amortization	591	420	321
Office maintenance	369	437	275
Rent and related expenses	360	126	96
Travel	156	150	-
Public company related expenses	824	316	254
Directors & officers’ insurance	253	267	119
Doubtful debts	-	382	-
Other	472	410	143
General and administrative expenses	13,933	13,599	6,494

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 27 - LOSS PER SHARE:

Both the basic and diluted loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year Ended December 31
	2023	2022	2021

Net loss for the year attributable to A2Z’s shareholders	$16,061	$16,557	$39,163
Weighted average number of ordinary shares	34,748,029	27,681,778	23,340,621
Basic and diluted loss per share	$0.46	$0.60	$1.68

(*)	The company restated its presentation of basic and diluted loss per share for the year ended December 31, 2022 due to an immaterial error from (0.7) basic and diluted loss per share to (0.60) basic and diluted loss per share.

NOTE 28 – FINANCIAL EXPENSES, NET:

	Year Ended December 31
	2023	2022	2021

Bank fees and interest	$170	$136	$77
Interest expenses from lease liabilities	62	97	14
Exchange rate differences, net	70	-	-
Revaluation of provision	(85)	1,158	-
Financial expenses	$217	$1,391	$91

NOTE 29 – INCOME TAX EXPENSE:

A. Taxes on income:

The combined Canadian federal and provincial statutory income tax rate is 26.5% (2022 and 2021 - 26.5%).

Israeli corporate tax rates are 23% in 2023 (2022 and 2021 – 23%).

B. Tax reconciliation:

	Year Ended December 31
	2023	2022	2021

Loss before income tax	$(18,057)	$(18,347)	$(40,148)
Statutory tax rate	23%	23%	23%
Income tax benefit at the statutory tax rate	4,153	4,220	9,234
Expenses not recognized for tax purposes	(4,153)	(4,220)	(9,234)
Recognition/Derecognition of deferred tax assets which were not recognized on prior periods	-	-	(142)
Income tax expense	$-	$-	$(142)

C. Income tax expense:

	Year Ended December 31
	2023	2022	2021

Current	$-	$-	$-
Prior year taxes	-	-	142
Deferred taxes, net	-	-	-
Total	$-	-	$142

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 29 – INCOME TAX EXPENSE: (CONTINUED)

D. Deferred tax assets:

Deferred tax assets have not been recognized in respect of carryforward losses because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

NOTE 30- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

	Year ended December 31, 2023
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2023
CEO and company controlled by CEO	$-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2022
CEO and company controlled by CEO	$-	$1,224	$-	$1,224	$(12)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

	Year ended December 31, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of December 31, 2021
CEO and company controlled by CEO	$-	$1,001	$-	$1,001	$126
CFO	-	94	59	153	-
Directors	31	-	11	42	-
	$31	$1,095	$70	$1,196	$126

The CEO has an agreement with the Company pursuant to which he received a consulting fee of approximately $71 per month (Nis 250,000 per month). In addition, the compensation committee approved a bonus of $260 and a milestone-based bonus of up to $240 during the year ended December 31, 2023. During the year ended December 31, 2022, the compensation committee approved a milestone-based bonus of up to $260.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

NOTE 31 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls access to its intellectual property which enables it to ensure the prompt collection of customers’ balances.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest, including the ongoing conflict in Ukraine, could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2023	2022

Cash and Cash Equivalents	$2,267	$2,616
Deposits	77	8
Trade receivables	1,477	1,373
Other Accounts Receivable	660	2,570
Total	$4,481	$6,567

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

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

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$1,742	$1,742	$-
Other accounts payable	$2,534	$2,534	$-
Loans	$1,394	$1,166	$228
Lease liability	$600	$190	$410

C.	Market risks:

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

As of December 31, 2023, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $47.

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

During 2023 and 2022, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing, and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $165.

E.	Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2023. There are no externally imposed restrictions on the Company’s capital.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 32 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Maintenance services to the military utilizing the application of advanced engineering capabilities as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)
c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Year Ended December 31, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$3,084	$2,619	$6,128	$11,831
Inter-segment	-	(456)	-	(456)
Total	3,084	2,163	6,128	11,375

Segment operational loss (gain)	1,389	317	16,362	18,068
Gain on revaluation of warrant liability				(1,255)
Loss on impairment of goodwill				1,027
Finance expense, net				217
Tax expenses				-
Loss				$18,057

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 51.5% of the Company’s revenues for the year ended December 31, 2023. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

	Year Ended December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$3,958	$1,705	$3,688	$9,351
Total	3,958	1,705	3,688	9,351

Segment operational loss (gain)	761	(60)	16,001	16,702
Loss on revaluation of warrant liability				254
Finance expense, net				1,391
Tax expenses				-
Loss				$18,347

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 39.4% of the Company’s revenues for the year ended December 31, 2022. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

	Year Ended December 31, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$-	$1,935	$750	$2,685
Total	-	1,935	750	2,685

Segment operational loss	-	1,034	8,128	9,162
Loss on revaluation of warrant liability				30,895
Finance expense, net				91
Tax expenses				142
Loss				$40,290

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 27.9% of the Company’s revenues for the year ended December 31, 2021. Revenues from the advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 32 – OPERATING SEGMENTS (CONTINUED):

	As at December 31, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,316	$1,249	$4,954	$-	$8,519
Segment liabilities	$3,507	$832	$6,489	$-	$10,828

	As at December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,741	$1,162	$8,791	$-	$12,694
Segment liabilities	$3,575	$1,043	$5,187	$-	$9,805

NOTE 33 – SUBSEQUENT EVENTS:

a.	On January 11, 2024, the Company closed registered direct offerings for gross proceeds of $3,227 through the issuance of 2,806,302 units (“January 2024 Units”) at a price per Unit of $1.15 (CAD$1.36). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,403,151 Warrants were issued with an exercise price of CAD$2.05 ($1.50) per Warrant. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,403,151 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 224,504 non-registered warrants were issued in connection with the registered direct Offering.

b.

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3.3 million at a purchase price of $0.35 per share and issued an aggregate of 9,480,500 common shares in the registered direct offering.

In addition, the Company has entered into binding agreements with certain investors to issue 6,842,857 common shares in a private placement at a purchase price of $0.35 per share, for gross proceeds of approximately $2.4 million. The private placement is expected to close within 60 days, subject to satisfaction of closing conditions.

In connection with the registered direct offering, the Company has issued certain non-U.S. residents 734,440 common shares as finders fees. These common shares and the common shares issued in the private placement have been issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

Additionally, the Company advises that certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

