Form 20-F
period 2024-12-31
A2Z CUST2MATE SOLUTIONS CORP.
filed 2025-03-31
CIK 1866030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(formerly A2Z Smart Technologies Corp.)

N/A

(Translation of Registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of principal executive offices)

Gadi Graus

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2024, 29,590,297 common shares were issued and outstanding.

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

A2Z CUST2MATE SOLUTIONS CORP.

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “A2Z,” “we,” “our,” “us,” “the company” or similar terms refer to A2Z Cust2Mate Solutions Corp. and its consolidated subsidiaries. We publish our consolidated financial statements in US dollars. In this Annual Report, unless otherwise specified, all references to “$” or “US$” means to the lawful currency of the United States, to “CAD$” to the lawful currency of Canada and to “NIS” are to lawful currency of Israel.

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended December 31, 2024, 2023, and 2022 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities laws. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, and the industry in which we operate.

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

The Company realized a comprehensive loss of approximately $18.5 million for the year ended December 31, 2024, $17.8 million for the year ended December 31, 2023, and $19.3 million for the year ended December 31, 2022. The Company has an accumulated deficit of $100 million as of December 31, 2024. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the common shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of common shares to lose all or part of such holder’s investment in the Company.

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

We expect that we may become profitable from sales of our products, however we may still need to invest significant time and capital before achieving such profitability. Certain capital has been made available from our recent capital raising. Failure to become profitable before this capital is expended and failure to obtain additional necessary capital, when needed, may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we may become profitable from sales of our products, however we may still need to invest significant time and capital before achieving such profitability. This capital has been made available from our recent capital raising. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to production and manufacturing costs (which are dependent on the costs of mechanical and electronic components of our products), research and development activities, sales activities including compensation for salespersons, development of additional software and hardware products for our current offerings, and marketing costs related to expansion into new markets. Adequate additional financing, if needed, may not be available to us on acceptable terms, or at all. If we need additional financing, but are unable to obtain sufficient funding on a timely basis or on favorable terms, we may be required to significantly delay, reduce or eliminate one or more of our product development programs and/or commercialization efforts. We may also be unable to expand our operations or otherwise capitalize on business opportunities as desired. Any of these events could materially and adversely affect our financial condition and business prospects.

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

The imposition of tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries may impact our revenue and results of operations.

The current political landscape has introduced significant uncertainty with respect to future trade regulations and existing international trade agreements. The new, substantial tariff increases on imports to the United States from Canada, Mexico and China announced on February 1, 2025, or other tariffs should they be implemented and sustained for an extended period of time, could have a significant adverse effect, including financial, on us, and our supply chain. Further, retaliatory tariffs imposed by other governments would exacerbate the impact.

As long as such tariffs are in effect, we expect that the costs certain products and materials would increase. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions, which could result in supply shortages and increased costs.

We cannot predict whether, and to what extent, there may be changes to international trade agreements or whether quotas, duties, tariffs, exchange controls or other restrictions on our products will be changed or imposed. If we are unable to source our products from the countries where we wish to purchase them, either because of regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, imposition of tariffs may result in local sourcing initiatives, or other developments that make it more difficult to sell our products in foreign countries, which would negatively impact our business and operating results.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. In addition, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. Iran recently launched direct attacks on Israel involving hundreds of drones and missiles, has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

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

The Company’s operations could also be disrupted by the obligations of personnel to perform military service. Some of the Company’s employees and independent contractors may be called upon to perform a significant number of days of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age). In certain emergency circumstances, individuals may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. The Company’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect the business and results of operations.

It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in this Annual Report are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.

The Company is incorporated in British Columbia, Canada. Other than Alan Rootenberg who resides in Canada, and Reeves Ambrecht who resides in the United States, all of the executive officers and directors reside in Israel, and substantially all of the Company’s assets and a substantial portion of the assets of these persons are located in Israel. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of Canadian securities laws, may not be collectible in the Canada and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in Israel or to assert Canadian securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company in Israel, one may not be able to collect any damages awarded by either a Canadian or foreign court.

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

The Company currently depends on one customer for the smart-cart sales, a major source of the Company’s current revenues; the loss of this customer may have a material adverse effect on the Company’s operating results.

Currently, one customer is responsible for a significant portion of the Company’s smart-cart revenues. During the years ended December 31, 2024, 2023 and 2022, this customer constituted 7%, 54% and 40% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

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

The Company faces significant competition in every aspect of the business. Many companies that the Company competes with may already have an established market in the industries in which the Company competes and some of these companies have significantly greater financial and other resources than the Company and have been developing their products and services longer than the Company has been developing theirs. In addition, some of the Company’s larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing the Company’s products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in the Company’s market could change rapidly and significantly as a result of technological advancements, partnering by the Company’s competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with the Company’s products. In addition, some of the Company’s competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and the loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm the Company’s ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with the Company’s products. Any failure to meet and address these factors could harm the Company’s business, results of operations and financial condition.

The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.

The success of the business continues to depend to a significant degree upon the continued contributions of the Company’s senior officers and key employees, both individually and as a group. The Company’s future performance will be substantially dependent in particular on the ability to retain and motivate Gadi Graus, the Chief Executive Officer, senior officers or other key employees could have a material adverse effect on the business and plans for future development. The Company has no reason to believe that the Company will lose the services of any of these individuals in the foreseeable future; however, the Company currently has no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in the Company’s operations. The Company also does not maintain any key man life insurance policies for any of its employees.

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

Our management has identified a material weakness in our internal control over financial reporting related to lack of sufficient accounting resources with relevant technical accounting skills to address issues related to the financial statement close process, and because of the size of the Company and its staff complement, we were not able to sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s financial reporting. Our management has concluded that, due to such material weakness, our internal controls over financial reporting were not effective as of December 31, 2024.

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

We obtain materials, mechanical parts, hardware and electronics components, various subsystems and manufacturing and assembly services from a limited group of suppliers and sub-contractors. We do not have long-term agreements with any of these suppliers or sub-contractors that obligate them to continue to sell materials, components, subsystems, or provide manufacturing services to us. Our reliance on these suppliers or sub-contractors involves significant risks and uncertainties, including whether our suppliers or sub-contractors will provide an adequate supply of required components, subsystems, or services of sufficient quality, will increase prices for the components, subsystems or services and will perform their obligations on a timely basis. As of the date of this Annual Report, the Company has not experienced any significant delays or shortages in the supply of critical components or raw materials used for manufacturing its products.

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

As of the date of this Annual Report, members of the Company’s management team beneficially own approximately 13.78% of the issued and outstanding common shares, of which 12.08% are beneficially owned by Bentsur Joseph, the Company’s Chairman. For as long as Mr. Joseph owns a significant percentage of our outstanding common shares, he may have the ability to exercise significant influence on the outcome of all matters submitted to the shareholders for approval including:

●	election of the board of directors;

●	removal of any of the directors;

●	amendment of the articles; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving the Company.

Such concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the share price or prevent the Company’s shareholders from realizing a premium over the share price. Any additional investors will own a minority percentage of the common shares and will have minority voting rights.

Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.

A substantial portion of the total outstanding shares may be sold into the market at any time. If a significant shareholder was to decide to sell large amounts of common shares over a short period of time (presuming such sales were permitted) such sales could cause the market price of the common shares to drop significantly, even if the business is doing well. Further, the market price of the common shares could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate.

The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the common shares by existing shareholders.

As of the date of this Annual Report, the Company had outstanding warrants to acquire 4,620,543 common shares and options to purchase 2,356,337 common shares. Warrants and options are exercisable for prices ranging between $1.88 and $19.9. The expiration of the term of such options and warrants ranges from June 12, 2025, to February 2, 2035. If a significant number of such warrants and stock options are exercised by the holders, the percentage of common shares owned by the Company’s existing shareholders will be diluted.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”), on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

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

On December 18, 2019, the common shares commenced trading on the TSXV under the symbol “AZ”.

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

In February 2019, A2ZAS completed the purchase of 80% of the share capital of AAI Advanced Automotive Innovations Inc. (“AAI”) by way of the issuance of 7,664,788 ordinary shares of A2ZAS and warrants to purchase 3,832,394 ordinary shares of A2ZAS, exercisable at a purchase price of $0.23333 per share and with a term ending on December 31, 2021. In connection with the Arrangement Agreement, the ordinary shares and warrants issued to the sellers of AAI were exchanged for shares and warrants of the Company. AAI holds the rights to a certain technology, by way of a patent application with the U.S. Department of Commerce, number 62/801,140 titled “Device and Methodology of Anti Inflammation Capsule, regarding a capsule, “Fuel Tank Inertia Capsule System” (“FTICS”), that can be inserted into automobile gasoline tanks in order to suppress combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision. The development of the FTICS technology is now on hold as the Company focuses on its core business.

On December 30, 2019, A2ZAS entered into a call option agreement (“Call Option Agreement”) with the Company’s Chairperson, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (“Call Option”) to purchase 66,000 ordinary shares of Cust2Mate Ltd., or Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and, Mr. Joseph no longer owns any securities of Cust2Mate.

On February 13, 2025, the Company paid an aggregate amount of $1.85 million to purchase additional 19.81% of Cust2Mate and as a result, the Company now owns 96.58% of the outstanding shares of Cust2Mate.

On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

On January 5, 2022, the common shares commenced trading on the Nasdaq Capital Market and were delisted from the OTCQX® Best Market.

On January 17, 2022, the Company announced that it entered into a share purchase agreement (the “SPA”) to acquire all of the issued and outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts (the “Isramat Acquisition”). The Isramat Acquisition vertically integrates certain manufacturing capabilities for the production of the Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth. As consideration for the acquisition of Isramat, the Company paid an aggregate acquisition price of NIS 9.3 million (approximately US$2.989 million) (the “Consideration”). NIS 2.8 million (approximately US$0.9 million) of the Consideration will be paid in cash and the remaining Consideration in the amount of NIS 6.5 million (approximately US$2.089 million) will be paid through the issuance to the shareholders of Isramat (the “Isramat Shareholders”) of 109,510 common shares (the “Acquisition Shares”) at a deemed price per Acquisition Share of US$19.0777 (CAD$27.812) (the “Equity Consideration”). The SPA also provides that in the event that the aggregate proceeds received by an Isramat Shareholder from the sale of its Acquisition Shares during the lock-up period (the “Lock-up”), together with the value of its unsold Acquisition Shares as of the end of such period, is lower than its pro rata portion in the Equity Consideration, A2Z will pay the difference in cash to such Isramat Shareholder. As of the date of this report, the Company has fully paid this difference. The Acquisition Shares will be subject to the Lock-up and shall be released as follows: (i) during the first six months following signing of the SPA (but in any event not prior to four months and one day following the issuance of the Acquisition Shares), the holders of the Acquisition Shares will not be allowed to sell or otherwise transfer any of the Acquisition Shares, (ii) during each of the 20 months following the 6-month period detailed above, each Isramat Shareholder will be entitled to sell or otherwise transfer up to 1/20 of his pro rata portion of the Acquisition Shares, subject to applicable securities laws, and (iii) following the lapse of 26 months following the signing of the SPA, each Isramat Shareholder shall be entitled to freely trade its Acquisition Shares. The Isramat Acquisition subsequently closed on February 3, 2022.

On November 2, 2022, the Company completed a private placement (“November 2022 Private Placement”) that resulted in the issuance of 1,191,335 units (“Unit”), at a price per unit of $3.375 (CAD$4.65), for gross proceeds of approximately $4,021, 000. Each Unit consists of one common share and one half of one common share purchase warrant. An aggregate of 595,668 warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of $3.75 (CAD$5.10), which will result in the issuance of an additional 595,668 common shares (“November 2022 Private Placement Warrants”). The warrants are exercisable for a period of 24 months. A finder’s fee of $260 thousand (CAD$349,000) was paid and 94,880 November 2022 Private Placement Warrants were issued in connection with the November 2022 Private Placement.

On March 13, 2023, the Company announced that it has closed, in escrow, the issuance of 713,424 units (“Units”) at a price per Unit of US$3.65 (CAD$4.875), for gross proceeds of US$2,604,000. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 356,711 Warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$5.875 (US$4.375), will result in the issuance of an additional 356,711 common shares (March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) is to be paid in respect of the closing, and 57,074 March 2023 Private Placement Warrants were issued in connection with the March 2023 Private Placement with the same terms as the warrants issued to the investors.

On March 22, 2023, the Company appointed Guy Mordoch as the Chief Executive Officer of its subsidiary Cust2Mate beginning April 2023.

On March 27, 2023, the Company announced that it extended the expiration dates of outstanding warrants to purchase 88,440 common shares by three years to April 22, 2026 and extended the expiration dates of outstanding warrants to purchase 433,825 common shares by three years to May 6, 2026. All other terms of the warrants, including the $27.60 exercise price, remain unchanged.

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

On June 12, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 1,305,088 common shares, no par value per share, and (ii) warrants to purchase up to 652,542 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $4.50 per share, and each warrant to purchase common shares is for an exercise price equal to $5.50 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$5.8 million.

On June 15, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 222,222 common shares, no par value per share, and (ii) warrants to purchase up to 111,111 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $4.50 per share, and each warrant to purchase common shares is for an exercise price equal to $5.50 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$1.0 million. The Company paid certain persons, including a U.S. registered broker dealer and non-US residents, fees in connection with the offering, as US$80,000 in cash, and issued to such persons warrants to purchase 17,778 common shares. Each warrant exercisable into one common share for an exercise price of $5.50 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

On December 13, 2023, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 518,313 common shares, no par value per share, and (ii) warrants to purchase up to 259,156 common shares in a registered direct offering, pursuant to the Registration Statement. The common shares were sold at a purchase price of $2.875 per share, and each warrant to purchase common shares is for an exercise price equal to $3.75 per share, exercisable from the date of issuance, and will expire two years from the date of issuance. The gross proceeds from the offering were approximately US$1.49 million. The Company paid certain non-US residents fees in connection with the offering, as US$377,392 in cash, and issued to such persons warrants to purchase 131,267 common shares. Each warrant exercisable into one common share for an exercise price of $3.75 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

In January 2024, the Company launched its next generation 3.0 smart carts, which the Company anticipates to start deploying in the third quarter of 2025. As a result, we recorded minimal revenues from the smart cart operations in 2024.

On January 3, 2024, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 1,122,521 common shares, and (ii) warrants to purchase up to up to 511,260 common shares, in a registered direct offering. The common shares were sold at a purchase price of $1.15 per share and accompanying 0.5 of one Warrant, and each warrant to purchase common shares is for an exercise price equal to $1.50 per share, exercisable from the date of issuance, and exercisable for a period of two years from the date of issuance. The gross proceeds from the offering were approximately US$3.2 million, before deducting the offering expenses payable by the Company. The Company paid certain non-US residents fees in connection with the offering, as US$258 thousand in cash, and issued to such persons warrants to purchase 89,802 common shares. Each warrant exercisable into one common share for an exercise price of $1.50 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

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

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3.3 million, before deducting the offering expenses payable by the Company, at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company also entered into binding agreements to sell 6,842,857 Shares in a private placement, at a purchase price of $0.35 per share. In connection with the registered direct offering, the Company issued certain non-U.S. residents 293,776 common shares as finders fees. These finder fees shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2.4 million, at a purchase price of $0.875 per common share and $0.87475 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.001 per share. Each pre-funded warrant has an exercise price of $0.0025 per share and will expire when exercised in full.

Additionally, certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525 thousand (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

On August 1, 2024, the Company received a formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the market value of listed securities (“MVLS”) requirement under Nasdaq Listing Rule 5550(b)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market. As previously reported, the Company was notified by Nasdaq on April 24, 2024, that it was not in compliance with Nasdaq’s Capital Market requirement because it failed to maintain a MVLS of at least $35 million for a period of 30 consecutive business days. To regain compliance with the Rule, the Company was required to maintain a MVLS of at least $35 million for a certain number of consecutive trading days. This requirement was met on July 31, 2024, the 14th consecutive trading day when the MVLS was at least $35 million.

On August 12, 2024, the Company announced the appointment of Mr. Alan Rootenberg to the position of Chief Financial Officer, effective immediately. The Company wishes to thank Gadi Levin for his service as Chief Financial Officer and wish him the best as he continues with his other business endeavours, including continued consulting services to the Company. Mr. Rootenberg has over 45 years of accounting and financial services experience, having also served as the chief financial officer of other publicly listed companies. In addition, Mr. Rootenberg has a BCom CPA designation. In connection with his appointment as Chief Financial Officer, Mr. Rootenberg resigned from the audit committee of the board of directors and was replaced by director Adi Vazan.

On September 12, 2024, the Company announced that Cust2Mate Ltd., it’s subsidiary, had submitted a patent application for its ‘Shopping Cart Inventory Change Indicator System’, a solution designed to address inventory shrinkage issues in retail through the application of advanced technologies, powered sophisticated proprietary artificial intelligence (AI).

On October 2, 2024, the Company closed a registered direct offering, for gross proceeds of approximately $4 million, before deducting the offering expenses payable by the Company, at a purchase price of US$1.875 per share and issued an aggregate of 2,164,000 common shares. The Company paid $325 thousand and issued warrants to purchase up to 21,333 common shares, for an exercise price of $0.75 and a four year term, as finders’ fee to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On October 3, 2024, the Company announced that it will effect a 1-for-2.5 reverse share split (“Reverse Share Split”) of its common shares, no par value per share (“Common Shares”). The Reverse Share Split became effective at 12:01 a.m. Eastern Time on October 8, 2024, and the Company’s Common Shares commenced trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on October 8, 2024. The Common Shares continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “AZ,” and a new CUSIP number 002205102 has been assigned as a result of the Reverse Share Split. All references to share and per share amounts for all periods presented in the audited consolidated financial statements have been retrospectively restated to reflect this Reverse Share Split.

On October 15, 2024, the Company closed a registered direct offering, for gross proceeds of $1.8 million, before deducting the offering expenses payable by the Company, at a purchase price of US$2.80 per share and issued an aggregate of 642,858 common shares The Company paid $144 thousand and issued 51,428 common shares as finders’ fee to a non-US resident in connection with the Registered Direct Offering. The Company issued 134,720 common shares to a non-US resident in connection with its offering that closed on October 2, 2024. The finder fees shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

Effective October 22, 2024, we extended the expiration dates of certain warrants to purchase up to 653,746 common shares, by twelve months until Nov 6, 2025 (the “Warrant Extension”). These warrants were issued pursuant to private placements which closed on November 8, 2022. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $3.75 per common share, and all other terms of the warrants, including exercise price, remain the same.

On October 24, 2024 we announced that we received formal notice from the Nasdaq Stock Market stating that we had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). As previously disclosed, we received a written notice on April 24, 2024, notifying us that we had failed to meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Stock Market. To regain compliance with the Listing Rule, our common shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved on October 21, 2024. The Nasdaq Stock Market has stated that this matter is now closed.

On December 11, 2024, our subsidiaries A2Z Advanced Solutions Ltd. (the “Buyer”) and Cust2mate Ltd. (“CL”) entered into a Loan Repayment and Option Grant Agreement (“Loan and Option Agreement”) with Smart Cart Ltd. (“Smart Cart”) and Oren Orlitsky (“Orlitsky” and, together with Smart Cart, the “Sellers”), pursuant to which CL agreed to pay back to the Sellers their loan to CL in the amount of $363,714. The Sellers also granted the Buyer an option to purchase their combined 19.33% interest (on an as issued but not fully diluted basis) in CL (the “Transaction Shares”) for $2,000,000 (the “CL Option”). The Buyer can exercise the option in full until December 31, 2025. If such option is exercised, and CL enters into a fundamental transaction in the amount exceeding $10,500,000 by and including December 31, 2025, the Sellers shall receive that excess amount which they would have received had they held the Transaction Shares on December 31, 2024. As described above, on February 13, 2025, the Buyer and Sellers agreed to amend the Loan and Option Agreement and the Buyer exercised the CL Option and paid $1.85 million for the Transaction Shares.

On December 16, 2024, the Company closed a registered direct offering, for gross proceeds of approximately $12.5 million, before deducting the offering expenses payable by the Company, at a purchase price of $6.40 per share and issued an aggregate of 1,947,000 common shares. The Company paid $997 thousand in cash and issued 146,940 common shares as finders’ fees to certain non-US and non-Canadian residents in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share (the “Underwritten Offering”). The Company concurrently announced the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). All securities to be sold in the offering are being sold by the Company. The offerings closed on January 29. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. The Company intends to use the proceeds for continued development and expansion of existing business, and for working capital purposes. Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase 229,688 Common Shares with an exercise price of $8.00 per share. The Company also issued 60,650 common shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On February 12, 2025, A2ZAS and the shareholders entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 66,194 ordinary shares of Cust2Mate, together constituting 19.81% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for the aggregate purchase price of $1.85 million. After the acquisition of the 66,194 shares in Cust2Mate the Company now holds in aggregate 322,743 shares of Cust2Mate, constituting 96.58% of Cust2Mate’s issued and outstanding share capital.

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

B.	Business Overview

	Precision Metal Parts	Advanced Engineering	Smart Carts	Total (*)
Revenues (in thousands of $US)
Year ended December 31, 2024	$4,844	$1,790	$532	$7,166
Year ended December 31, 2023	$3,084	$2,163	$6,128	$11,375
Year ended December 31, 2022	$3,958	$1,705	$3,688	$9,351

(*)	All revenues are generated in the state of Israel.

Revenues from the smart cart segment are generated from one customer, and account for 7%, 54%, and 40% of the Company’s revenues for the years ended December 31, 2024, 2023, and 2022. Revenues from the advanced engineering segment are generated from numerous customers, and account for 25%, 19%, and 18% of the Company’s revenues for the years ended December 31, 2024, 2023, and 2022. Revenues from the precision metal parts segment are generated from dozens of customers, and account for 68%, 27%, and 18% of the Company’s revenues for the years ended December 31, 2024, 2023, and 2022.

Business of the Company

We are an innovative technology company operating the following four complementary business lines through our subsidiaries: (i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets (“Cust2Mate Carts” or “Cust2Mate Products”); (ii) manufacture of precision metal parts; (iii) provision of maintenance services in Israel, including for Cust2Mate Products deployed in Israel; and (iv) development of our Fuel Tank Inertia Capsule System technology, or FTICS, a vehicle device cover for the military and civilian automotive industry. We have a network of technological partners including, among others, NCR, Toshiba, Asus, Lenovo, Accenture, Flex, Edgify, and Sensepass.

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

We combine scanning, computer vision, security scales and other anti-fraud/theft technologies, with a large screen tablet capable of relaying real-time shopping information and value-added digital services. Our solution is stackable and lightweight, with a robust recognition platform that provides a higher level of accuracy in product identification, leveraging in-store Wi-Fi and cutting-edge software.

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

We have launched a modular version of the Cust2Mate smart cart, allowing local set-up with modular parts, making mass production and deployment of our smart carts faster and more efficient. With a detachable control unit, our new generation cart will employ the same technologies as our previous offerings, presently deployed in the Yochananof retail chain in Israel and in pilot programs throughout the world.

Our largest smart carts are available in 212 liter and 275 liter sizes, as customized at the discretion of retailers.

We also offer smaller, lighter smart carts, available in 180 liter and 75 liter sizes, with the same touch screen, detachable control panel and security features of our larger carts. Our smaller carts are ideal for urban groceries and supermarkets, drugstores and duty-free shops, where aisles space tends to be limited.

We leverage third-party partners for the manufacture of our Cust2Mate Products in the locations we serve.

Our Customers

M. Yochananof and Sons (1988) Ltd. (“Yochananof”), a large Israeli retailer, has been our largest Cust2Mate customer to date. Yochananof placed an initial order for an aggregate of 1,300 Cust2Mate smart carts which we are in the process of fulfilling. As of September 30, 2023, we have delivered all the smart carts in connection with Yochananof’s initial purchase order. On April 27, 2023, Yochananof delivered a non-binding letter of intent to purchase up to an additional 1,700 smart carts on terms and conditions to be agreed by definitive agreement. In addition, we have entered into a maintenance and support agreement with Yochananof. Our Maintenance Services division handles the maintenance and support services required for Cust2Mate Products deployed in Israel.

HaStok Concept Ltd., one of Israel’s leading home design and household essentials retail chain with approximately 40 stores across Israel, delivered a purchase order on April 20, 2023. The agreement marked a significant expansion for our smart cart solution into a new vertical outside of grocery retail. The Hastok purchase order was for up to 1,000 smart carts and is comprised of an upfront payment, a guaranteed monthly payment, and a revenue share agreement on added value solutions, such as advertising. On October 31, 2023, Hastok increased its order by an additional 1,000 smart carts, to a total of 2,000 smart carts.

On May 29, 2023, we signed an agreement with Morton Williams Supermarkets, a U.S. supermarket with locations throughout the New York City metropolitan area, for the order for up to 100 Cust2Mate smart carts. The Morton Williams order follows our successful pilot of Cust2Mate smart carts at the grocer’s West End Avenue store in Manhattan. The first batch of the smart carts were deployed in in the fourth quarter of 2024.

On June 19, 2023, we entered into a significant partnership with IR2S, which is intended to deploy 30,000 smart carts until the end of 2026 across renowned retail chains in France. With IR2S providing integration and other services, including Monoprix and the Casino Group (who operate over 700 and over 10,500 stores respectively), the logistics and service support for the smart carts will be efficiently carried out. IR2S, a leading integrator of advanced retail technologies (including integration and other services) to many prestigious clients in France, will play a pivotal role in managing the installation, support, and maintenance of the smart carts. IR2S is well-positioned to manage and integrate Cust2Mate’s smart cart solution, providing local hardware and software support to ensure a seamless customer experience. The definitive agreement with IR2S was signed in September 2023. The first purchase order to deliver 250 smart carts to Monoprix stores was received in October 2023, with anticipation for deployment at 20 select Monoprix locations. The first batch of smart carts was delivered to the Monoprix Monop Malakoff store near the Champs Elysées, Paris in August 2024. In addition, on August 6, 2024, and as part of the IR2S agreement, we started deploying our smart carts at a Paris (17th quarter) Franprix store, allowing customers to shop and pay using the smart carts. On September 27, 2024, we announced that we had received a follow-on order from Franprix franchise stores for its Cust2Mate Smart Carts at 10 additional Franprix stores, which smart carts are expected to be deployed by the end of the second quarter of 2025.

On September 19, 2024, we announced that we had entered into a framework agreement with Level 10, LLC, a leading retail IT service provider, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to the company’s Cust2Mate smart cart solutions to be rolled out in the United States.

On September 10, 2024, we announced our strategic partnership with Nayax Ltd., a global commerce enablement payments and loyalty platform designed to help merchants scale their business, to pair Nayax’s convenient automated self-service retail mobile payment system with our innovative smart cart platform for smart retail stores. The smart carts with Nayax’s payment solution will initially be deployed in France. Further, on September 25, 2024, we announced that we had entered into a framework agreement with Nayax Capital, whereby Nayax Capital will enable financing for the sale or lease of Cust2Mate smart carts enabled with Nayax’s complete solution.

On October 10, 2024, we announced that we signed a framework agreement with Trixo (“Trixo”), a leading retail technology integrator providing technology and IT and other services in Mexico and Central America, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in Mexico and Central America.

Our objective is to generate orders of several thousand Cust2Mate smart carts in 2025.

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

Business Model

We envision deriving several distinct revenue stream opportunities from big data, retail media, and third party applications:

●	Outright Purchase Model. The outright purchase of smart carts by customers and payment of a monthly maintenance fee has been the business model to date. For example, the first 1,300 carts ordered by Yochananof were sold to it outright with revenue recognized upon delivery. We intend to move away from this model; however, it will remain available as some retailers prefer this option.

●	Subscription Based Model. We intend to retain title to our smart carts and make them available to customers on a multiyear subscription basis, against payment of a one-time up-front payment and monthly fees to cover hardware and software maintenance, service and version updates. The length of the subscription period depends on many variables unique to each customer, including the design and customization required by the customer, and the size of the up-front payment. We intend to fund the manufacture of our smart carts at scale, against orders, through loans against receivables from such orders, whilst looking to lower per unit manufacturing costs and increase margin as unit sales increase. The subscription model would also enable us to charge additional fees for add-on features such as store navigation maps, shopping lists, etc. The subscription model should also facilitate the provision of the smart carts to customers and, as revenue would be recognized monthly, would allow for a sustained increase of revenue in conjunction with the increase in the installed base of the smart carts.

●	Digital Services. As our smart carts are fully integrated into the retailers’ systems, we envision them serving as a de-facto marketplace, which we refer to as a Smart Cart Marketplace, for all retail directed apps and digital services. Our Cust2Mate smart carts incorporate a large touch screen, and can present to the shopper additional information at the discretion of the retailer, such as details of the shopper’s purchases, ingredients of goods purchased, allergy information, shopping lists, in-store navigation for goods, and many more applications, while simultaneously facilitating the provision of real-time personalized and directed promotions, advertisements, e-coupons and other digital services by all stakeholders in the retail industry (such as the retailer, consumer product and other manufacturers and advertisers and any third party service provider that joins the Smart Cart Marketplace). As these promotions, advertisements, coupons, etc., are displayed to the shopper when the shopper is deciding what to buy (and not, for example, when the shopper is paying for products already purchased), we believe that digital services will be of considerable value to shoppers, retailers, manufacturers and other third parties. We intend to enter into revenue sharing agreements with stakeholders, allowing us, our customers and relevant third parties to all enjoy increased revenue streams, whilst simultaneously providing shoppers with significant added value. We believe that digital revenues from the Smart Cart Marketplace can become considerable. As the revenue to retailers from digital services increases, the net cost of our smart carts to retailers is expected to decrease.

●	AI Empowered Big Data Analytics. At present, in many instances the retailer has limited information regarding the actions and decisions of the shopper until the actual time of payment. The retailer may often not know when a shopper has entered the store, how much time a shopper has spent in the store, the route the shopper takes, or where a shopper spends most or as little time in the store, how decisions are actually made by the shopper, and similar customer behavioral information. We are developing software for our smart carts to generate a wealth of data on such shopping behavior which will be made accessible to the Company’s advanced AI service (under development) for insight generation, as well as raw data access to clients for use by with their own advanced data departments. The insights based on the domain knowledge the Company has accumulated from its product will serve stakeholders in the retail industry.

Competition and Competitive Strengths

There are a number of companies currently offering smart carts to the retail industry in one form or another. Our Cust2Mate Products, and some of other industry players, offer mobile self-checkout smart carts in which goods are scanned when placed in the smart cart. Other industry participants offer solutions based on “Scan and Go” or image recognition technologies. We believe we are one of the only smart carts providing a full end-to-end turnkey solution for all customers. Below is a brief summary of the various technologies:

●	“Scan and Go” comprises a scanner and screen, either on cart or connected to an app on the mobile phone. These solutions generally come without large screens and thus cannot efficiently provide information and digital services, without on cart anti-fraud protection and without on cart payment capabilities. Though inexpensive, the scan and go carts do not provide the full user experience and retailer added value offered by our Cust2Mate Products.

●	Image Recognition. Many companies are trying to offer smart carts which do not require the scanning of products but instead claim to utilize software which recognizes the products as they are being placed in the smart cart (“one to many”). We believe that there remain technological hurdles to adopting image recognition software both on a practical and conceptual level. On a practical level, every store contains at least several tens of thousands of SKUs which have to be accurately recognized every time in all configurations, from all angles and in different lighting backgrounds, within a very short time without charging the shopper for products not purchased, while charging the shopper for all products purchased. This is a significant technological challenge. On a conceptual level, we believe many types of products are not easily adapted to image recognition, such as clothing size, and meats and cheeses purchased over the counter.

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

We believe that our Cust2Mate Products have, and can further develop, the following competitive strengths:

●	our smart carts utilize existing technologies proven to work—there is no technological risk to overcome; barcode scanning is a tried and tested, easy to use technology which can easily be adapted for use in a smart cart;

●	our software, hardware and customer success teams have, among them, decades of experience in retail technology, supporting our efforts to design one stop shop smart cart solutions which answer the needs of the shopper, retailer and other stakeholders in the retail industry;

●	our smart carts have a proven track record with hundreds of smart carts deployed in multiple sites and markets, enabling us to provide the most comprehensive working solution, customer experience and digital platform;

●	our smart carts have multiple anti-fraud/theft capabilities which significantly reduce shrinkage from the carts without harming the shopping experience;

●	we have successfully completed an initial trial of a computer vision product recognition solution, capable of matching the product put into our smart cart with the product scanned (“one to one” as opposed to “one to many”);

●	we have a filed a patent application of an AI-driven anomaly detection module which employs deep learning algorithms to monitor and analyze shopper behavior in real-time (“the AI-Powered Shopping Cart Inventory Change Indicator System”), identifying patterns that may indicate theft or other irregular activities, which utilizes high-resolution cameras to capture detailed images of items placed into or removed from the shopping cart. The computer vision system processes these images to detect any changes, enabling the system to identify discrepancies and potential theft attempts, thereby significantly improving inventory accuracy and security.

●	we intend to continue the development of “one to one” computer vision software and the AI-Powered Shopping Cart Inventory Change Indicator System and incorporate the solutions in future Cust2Mate smart cart offerings. The solution will supplement the smart car’s other anti-theft and fraud protection components;

●	a barcode can provide additional information, over and above product identification; for example, by providing details of the expiry or best before date which could allow dynamic pricing based on proximity of such date;

●	our smart carts can provide the retail industry with new revenue streams and insights; and

●	our contemplated installed base subscription model allows for consistent revenue growth in a very large addressable market.

We continue to improve our smart carts. We have launched a lighter and easier to maneuver modular smart cart with a detachable control unit, allowing the cart, without its expensive components, to leave the store premises and to be retrofitted onto existing carts.

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

We currently have local distribution and service partners in the United States, Thailand, Mexico, Central America, Australia, France, Chile and Romania. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. On July 12, 2023, Cust2mate established a wholly owned subsidiary Cust2mate USA Inc. (“Cust2Mate USA”) as a strategic move to serve the thriving U.S. retail market more effectively. On September 19, 2024, we announced that we had entered into a framework agreement with Level 10, LLC, a leading retail IT service provider, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in the United States.

Our distributors in France, Mexico, Central America, Chile and Australia (each exclusive for certain chains) are leading suppliers and integrators of retail technologies throughout the country. In Romania, we have an exclusive distributor relationship with a leading recognized information technology provider to the retail industry in Romania. In Thailand, we have an exclusive distributor relationship with a leading supplier of software to the retail industry.

Our go-to-market strategy is built on the retail, grocery, and DIY markets, with a focus on supermarkets and hypermarket food chains within Tier 1 (thousands of stores) and Tier 2 (hundreds of stores). We will manage targeted customers for Cust2Mate Products in selected regions directly, leveraging select local partners for sales and distribution. Our local partners will take full responsibility for support, training, implementation and sales, while we will focus on product development and direct contact with strategic customers.

On September 10, 2024 we announced a strategic partnership with Nayax Ltd., to pair Nayax’s convenient automated self-service retail mobile payment system with A2Z Cust2Mate’s innovative smart cart platform for smart retail stores. Nayax and A2Z Cust2Mate will collaborate to sell the Cust2Mate 3.0 smart cart system with integrated Nayax payment technology as a unified, end-to-end solution for retailers around the world. The first smart carts with Nayax’s payment solution have been deployed in France.

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

In March 2024, Gadi Graus was appointed Chief Executive Officer of the Company’s subsidiary, Cust2mate Ltd. in place of Guy Mordoch. Mr. Graus currently serves as the Chief Executive Officer, director and President of the Company, and as a director of Cust2Mate Ltd. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).

On August 12, 2024, the Company announced the appointment of Mr. Alan Rootenberg to the position of Chief Financial Officer, effective immediately. The Company wishes to thank Gadi Levin for his service as Chief Financial Officer and wish him the best as he continues with his other business endeavours, including continued consulting services to the Company. Mr. Rootenberg has over 45 years of accounting and financial services experience, having also served as the chief financial officer of other publicly listed companies. In addition, Mr. Rootenberg has a BCom CPA designation. In connection with his appointment as Chief Financial Officer, Mr. Rootenberg resigned from the audit committee of the board of directors and was replaced by director Adi Vazan.

C. Organizational Structure

The following chart lists our material subsidiaries as at the date of this Annual Report, their respective jurisdictions of incorporation, and our direct and indirect ownership interest in each of these subsidiaries:

D. Property, Plants and Equipment

The corporate headquarters of A2Z Cust2Mate Solutions Corp. is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 1, 2025. Lease payments are approximately $11 thousand per month ($132 thousand annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on June 30, 2025. Lease payments are approximately $3.5 thousand per month ($45 thousand annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $17 thousand per month ($202 thousand annually).

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

RESULTS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the financial statements of the Company for the years ended December 31, 2024, 2023 and 2022 (in thousands of U.S. Dollars):

	Year ended December 31,
	2024	2023	2022

Revenues	$7,166	$11,375	$9,351
Cost of revenues	5,180	9,382	7,517
Gross profit	1,986	1,993	1,834

Expenses:	28%	18%
Research and development costs	$4,017	$4,751	$4,462
Sales and marketing costs	1,216	1,377	475
General and administration expenses	9,662	13,933	13,599
Loss on impairment	1,727	1,027	-
Operating loss	(14,636)	(19,095)	(16,702)

Loss (gain) on revaluation of warrant liability	4,389	(1,255)	254
Financial income	(158)	(85)	-
Financial expense	396	302	1,391
Loss before taxes on income	$(19,263)	$(18,057)	$(18,347)
Income tax expense	-	-	-)
Loss for the year	$(19,263)	$(18,057)	$(18,347)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	775	303	(936)
Remeasurement loss from defined benefit plans	6	1	10
Other comprehensive income (loss)	781	304	(926)

Total comprehensive loss for the year	$(18,482)	$(17,753)	$(19,273)

Less: Net loss attributable to non-controlling shareholders	(2,267)	(1,996)	(1,790)
Net loss attributable to A2Z’s shareholders	$(16,215)	$(15,757)	$(17,483)
Basic and diluted loss per share	$(0.80)	$(0.46)	$(0.60)
Weighted average number of shares outstanding	21,369,527	34,748,029	27,681,778

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues

	Year ended December 31,
	2024	2023

Advanced Engineering	$1,790	$2,163
Smart Carts	532	6,128
Precision Metal Parts	4,844	3,084
	$7,166	$11,375

Revenues for the year ended December 31, 2024, were $7,166 thousand as compared to $11,375 thousand for the year ended December 31, 2023. The decrease is due primarily to the decrease in revenues in the Company’s smart cart segment as the Company completed delivery of its purchase order to Yochananof in 2023 and the Company is rolling out its new generation smart cart.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2024, were $5,180 thousand as compared to $9,382 thousand for the year ended December 31, 2023. The decrease is due primarily to the decrease of cost of revenues in the smart cart segment. Cost of revenues in the smart cart segment for the year ended December 31, 2024, was $274 thousand as compared to $5,550 for the year ended December 31, 2023.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Year ended December 31,
	2024	2023

Payroll and related expenses	$2,417	$1,758
Subcontractor and outsourced work	1,245	2,331
Share-based compensation	191	532
Pilot expenses and other	164	130
	$4,017	$4,751

Research and development expenses related mainly to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $4,022 thousand for the year ended December 31, 2024, as compared to $4,751 thousand for the year ended December 31, 2023. The decrease in 2024 results from the replacement of subcontractors and outsourced work with the hiring of additional employees who are able to do the same work at a lower cost. Payroll and related expenses were $2,417 thousand for the year ended December 31, 2024, as compared to $1,758 thousand for the year ended December 31, 2023. The increase is primarily due to an increase in the number of employees in the Company’s smart cart segment. Subcontractor and outsourced work were $1,245 thousand for the year ended December 31, 2024, as compared to $2,331 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in the subcontractor and outsourced work in the Company’s smart cart segment.

Sales and marketing

Sales and marketing expenses were $1,287 thousand for the year ended December 31, 2024, as compared to $1,377 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in marketing costs for the marketing of the Company’s Cust2Mate smart cart.

General and administrative expenses

	Year ended December 31,
	2024	2023

Payroll and related	$2,891	$4,007
Professional fees	2,728	2,370
Share-based compensation	1,632	4,531
Depreciation and amortization	552	591
Office maintenance	440	369
Public company related expenses	144	824
Rent and related	200	360
Travel	239	156
Directors and officers insurance	228	253
Investor Relations	258	-
Other	350	472
	$9,662	$13,933

General and administrative expenses were $9,662 thousand for the year ended December 31, 2024, as compared to $13,933 thousand for the year ended December 31, 2023. The decrease is primarily due to the decrease in share-based compensation which amounted to $1,632 thousand for the year ended December 31, 2024, compared to $4,531 thousand for the year ended December 31, 2023. The decrease in share-based compensation is mainly due to a decrease in share-based grants in 2024 in comparison to 2023. Another significant factor to the decrease in general and administrative expenses is the decrease in public company related expenses, which amounted to $144 thousand for the year ended December 31, 2024, compared to $824 thousand for the year ended December 31, 2023. The decrease in public company related expenses is mainly due to cost-cutting measures taken by the Company. Another significant factor to the decrease in general and administrative expenses is the decrease in payroll which amounted to $2,891 thousand for the year ended December 31, 2024, compared to $4,007 thousand for the year ended December 31, 2024. The decrease in payroll is mainly due to cost-cutting measures taken by the Company as well as a reduction in headcount.

Loss on impairment

Loss on impairment for the year ended December 31, 2024, was $1,727 thousand as compared to a loss of $1,027 thousand for the year ended December 31, 2023. The loss in 2024 relates to the impairment of an intangible asset recognized by the Company as a result of an undeveloped patent. The loss in 2023 relates to the impairment of goodwill recognized by the Company.

Loss on impairment of goodwill for the year ended December 31, 2024, was $Nil thousand as compared to a loss of 1,027 thousand for the year ended December 31, 2023, this shows improvement in the profits in the Company’s precision metal parts segment, that have led the Company to determine that there are no signs of decline in the value of Isramat, and no need to recognize a loss of impairment of goodwill.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the year ended December 31, 2024, was $4,389 thousand as compared to a profit of $1,255 thousand for the year ended December 31, 2023. The loss in 2024 relates to the increase in the value of the warrant liability as of December 31, 2024, primarily caused by the increase in the Company’s share price.

Financial expenses

Financial expenses, net for the year ended December 31, 2024, were $238 thousand as compared to $217 thousand for the year ended December 31, 2023. The expenses in 2023 were mainly a result of the recognition of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision and long term financial asset, and bank charges.

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

Cost of revenues

Cost of revenues for the year ended December 31, 2023, were $9,382 thousand as compared to $7,517 thousand for the year ended December 31, 2022. The increase is due primarily to the inclusion of cost of revenues of Isramat ($3,462 thousand). The cost of revenues in the smart cart segment for the year ended December 31, 2023, was 5,550 thousand as compared to $2,892 for the year ended December 31, 2022.

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

General and administrative expenses were $13,933 thousand for the year ended December 31, 2023, as compared to $13,599 thousand for the year ended December 31, 2022. The increase is primarily due to the increase in depreciation and amortization which amounted to $591 thousand for the year ended December 31, 2023, compared to $420 thousand for the year ended December 31, 2022.

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the year ended December 31, 2023, was $1,255 as compared to a loss of $254 for the year ended December 31, 2022. The gain in 2023 relates to the decrease in the value of the warrant liability as of December 31, 2023, caused primarily by the decrease in the Company’s share price.

Financial expenses

Financial expenses, net for the year ended December 31, 2023, were $217 thousand as compared to $1,391 thousand for the year ended December 31, 2022. The decrease in expenses is mainly a result in prior year the revaluation of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision, and credit card charges.

Additional annual financial information

	Year Ended December 31
(In Thousands)	2024	2023	2022
Total assets	$18,878	$8,519	$12,694
Total non-current financial liabilities	496	5,196	3,568
Distributions or cash dividends declared per-share	-	-	-

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/12/2024	30/09/2024	30/06/2024	31/03/2024
Total revenues	$1,857	$2,074	$1,538	$1,697
Gross profit (loss)	$790	$746	$123	$327
Total comprehensive loss	$(10,739)	$(3,703)	$(2,952)	$(1,088)
Basic and diluted loss per share	$(0.39)	$(0.15)	$(0.12)	$(0.01)

(In Thousands)	31/12/2023	30/09/2023	30/06/2023	31/03/2023
Total revenues	$1,349	$2,558	$2,860	$4,608
Gross profit	$(34)	$368	$638	$1,021
Total comprehensive loss	$(4,041)	$(2,672)	$(6,394)	$(4,192)
Basic and diluted loss per share	$(0.12)	$(0.07)	$(0.22)	$(0.12)

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Total comprehensive losses in the fourth quarter of 2024 and throughout four quarters in 2023 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

Analysis of Fourth quarter results

Revenues for the fourth quarter of 2024 were $1,857 thousand as compared to $2,074 thousand for third quarter of 2024. Gross profit for the fourth quarter of 2024 was $790 thousand as compared to a gross profit of $746 thousand for the third quarter of 2024. Comprehensive loss for the fourth quarter of 2024 was $10,289 thousand as compared to $3,703 thousand for third quarter of 2024. The increase is mainly due to losses on revaluation of a warrant liability in the amount of $4,048 thousand for the fourth quarter of 2024, as compared to a loss on revaluation of a warrant liability in the amount of $539 thousand for the third quarter of 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2024, the Company had accumulated losses of $100,452 thousand and a net loss in the amount of $19,263 thousand for the year ended December 31, 2024. As of the date of the issuance of the accompanied consolidated financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. Following the equity raised during the first quarter of 2025, the Company has sufficient working capital for at least the next 12 months.

Working capital

	December 31, 2024	December 31, 2023
Cash and cash equivalents	13,526	2,267
Restricted cash	206	77
Inventories	796	250
Trade receivables	2,024	1,477
Other accounts receivable	581	660
Total current assets	17,133	4,731

Short term loan and current portion of long-term loans	826	1,166
Lease liability	217	190
Trade payables	1,834	1,742
Deferred revenues	-	-
Other accounts payable	918	2,534
Warrant liability	7,743	-
Total current liabilities	11,538	5,632

Working capital	5,595	(901)

Cash flow

	Year ended December 31,
	2024	2023
Net cash used in operating activities	(11,711)	(11,387)
Net cash used in investing activities	(269)	(320)
Net cash provided from financing activities	22,808	10,893
Increase (decrease) in cash	10,828	(814)

Year ended December 31, 2024, compared to the year ended December 31, 2023

During the year ended December 31, 2024, the Company’s overall position of cash increased by $10,828 as compared to a decrease of $814 thousand for the year ended December 31, 2023. This decrease can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the year ended December 31, 2024, was $11,711 thousand as compared to $11,387 thousand for the year ended December 31, 2023. The increase is due primarily to the increase in the net loss for the period.

Investing activities

Cash used in investing activities for the year ended December 31, 2024, was $269 thousand as compared to $320 thousand used in investing activities during the year ended December 31, 2023.

Financing activities

Cash provided from financing activities for the year ended December 31, 2024, was $22,808 thousand, and was mainly due to the issuance of shares and warrants in the amount of $24,435 thousand, and the exercise of warrants in the amount of $576 thousand and proceeds from receipt of loans in the amount of $95 thousand, offset by repayment of loans in the amount of $545 thousand, and a repayment of a contingent liability in the amount of $1,136 thousand. Cash provided from financing activities for the year ended December 31, 2023, was $10,893 thousand, and was mainly due to an issuance of shares and warrants in the amount of $10,317 thousand, and the exercise of warrants in the amount of $102 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products and currently does not generate significant cash flows from some areas of its operations.

As at December 31, 2024, the Company had an estimated working capital of $5.6 million including a cash balance of $13.5 million.

On January 3, 2024, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which the Company issued and sold to such investors an aggregate of (i) 1,022,521 common shares, and (ii) warrants to purchase up to up to 511,260 common shares, in a registered direct offering. The common shares were sold at a purchase price of $1.15 per share and accompanying 0.5 of one Warrant, and each warrant to purchase common shares is for an exercise price equal to $1.50 per share, exercisable from the date of issuance, and exercisable for a period of two years from the date of issuance. The gross proceeds from the offering were approximately US$3.2 million, before deducting the offering expenses payable by the Company. The Company paid certain non-US residents fees in connection with the offering, as US$258 thousand in cash, and issued to such persons warrants to purchase 89,802 common shares. Each warrant exercisable into one common share for an exercise price of $1.50 with a two-year term. Such warrants were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3.3 million, before deducting the offering expenses payable by the Company, at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company also entered into binding agreements to sell 6,842,857 Shares in a private placement, at a purchase price of $0.35 per share. In connection with the registered direct offering, the Company issued certain non-U.S. residents 293,776 common shares as finders fees. These finder fees shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2.4 million, at a purchase price of $0.875 per common share and $0.87475 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.001 per share. Each pre-funded warrant has an exercise price of $0.0025 per share and will expire when exercised in full.

Additionally, certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525 thousand (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in this report for all periods presented.

On October 2, 2024, the Company closed a registered direct offering, for gross proceeds of approximately $4 million, before deducting the offering expenses payable by the Company, at a purchase price of US$1.875 per share and issued an aggregate of 2,164,000 common shares. The Company paid $325 thousand and issued warrants to purchase up to 21,333 common shares, for an exercise price of $0.75 and a four year term, as finders’ fee to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On October 15, 2024, the Company closed a registered direct offering, for gross proceeds of $1.8 million, before deducting the offering expenses payable by the Company, at a purchase price of US$2.80 per share and issued an aggregate of 642,858 common shares The Company paid $144 thousand and issued 51,428 common shares as finders’ fee to a non-US resident in connection with the Registered Direct Offering. The Company issued 134,720 common shares to a non-US resident in connection with its offering that closed on October 2, 2024. The finder fees shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On December 16, 2024, the Company closed a registered direct offering, for gross proceeds of approximately $12.5 million, before deducting the offering expenses payable by the Company, at a purchase price of $6.40 per share and issued an aggregate of 1,947,000 common shares. The Company paid $997 thousand in cash and issued 146,940 common shares as finders’ fees to certain non-US and non-Canadian residents in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share (the “Underwritten Offering”). The Company concurrently announced the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). All securities to be sold in the offering are being sold by the Company. The offerings closed on January 29. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. The Company intends to use the proceeds for continued development and expansion of existing business, and for working capital purposes. Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase 229,688 Common Shares with an exercise price of $8.00 per share. The Company also issued 60,650 common shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

Short-term borrowings

Short term borrowing relates to bank loans which will be repaid over the following 12 months. The Company requires short-term borrowing from time to time to accommodate urgent requests from customers that require an initial outlay of cash by the Company.

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

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. However, the financings completed in the first quarter of 2025 have provided the Company with sufficient funds to continue for at least the next 12 months. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

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

The following transactions arose with related parties (in thousands of US Dollars):

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Chairman and former CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO and director	14	19	34	67	(2)
Directors	19		63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
CEO and company controlled by CEO	$-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022				Amounts owing by(to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2022
CEO and company controlled by CEO	$-	$1,224	$-	$1,224	$(12)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

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

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 34,886,955 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
1,063,325	Warrants	November 10, 2025	$4.90
546,653	Warrants	December 24, 2025	$4.90
88,440	Warrants	April 18, 2026	$19.90
433,825	Warrants	May 28, 2026	$19.90
652,546	Warrants	November 6, 2025	$3.67
791,250	Warrants	June 12, 2025	$5.50
202,621	Warrants	December 13, 2025	$3.75
591,062	Warrants	January 11, 2026	$3.75
21,333	Warrants	October 2, 2026	$1.88
229,688	Warrants	January 29, 2030	$8.00
217,333	Options	August 20, 2025	$2.61
13,333	Options	January 28, 2025	$5.21
20,000	Options	June 3, 2026	$14.60
6,671	Options	October 28, 2026	$13.90
360,000	Options	August 2, 2032	$6.19
120,000	Options	August 21, 2032	$6.95
320,000	Options	January 4, 2033	$2.87
40,000	Options	November 25, 2027	$3.49
114,000	Options	April 18, 2033	$2.78
18,000	Options	June 28, 2028	$4.26
60,000	Options	September 20, 2033	$3.82
462,000	Options	August 14, 2033	$1.78
105,000	Options	January 15, 2035	$6.40
500,000	Options	February 12, 2035	$6.40
6,976,881

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

As of December 31, 2024, five of our patent applications were protected through pending applications. We file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant.

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

Bentsur Joseph, 65, was the President, Chief Executive Officer and Director of the Company from December 18, 2019 until April 18, 2024, and the President and Chief Executive Officer of A2ZMS since 1998. Currently Mr. Joseph serves as a Director of the Company. Prior to joining A2Z, between 1999 and 2001, Mr. Joseph served as the Chairman of Elad Hotels – Part of the Isaac Tshuva group of companies. Prior thereto, between 2001 and 2003, Mr. Joseph served as the CEO of DIG Ltd., a public company which produces and sells electric components through the biggest shops and chain stores all over Israel. Prior thereto, Mr. Joseph served as a director of MARLAZ, a large well recognized public holding company which owns various publicly traded companies in the industrial, real estate, communication, and hi-tech industries. Mr. Joseph holds an Electronic field-engineer degree from Israeli Air-Force unit and Project Management Diploma from Tel-Aviv University.

Reeves Ambrecht, 47, was appointed to serve on the board of directors on April 14, 2024. Mr. Ambrecht presently serves as Managing Partner of RDA Enterprises, LLC and as Managing Director of Stillwater Asset Management. Prior to that, he served as Managing Director at The Debt Exchange, where he advised financial institutions on portfolio management and liquidity needs. Mr. Ambrecht began his career as a licensed real estate associate with Cushman & Wakefield where he advised commercial tenants regarding real estate strategies.

Alan Rootenberg, 72, has served on the board of directors since May 2020, and was appointed as Chief Financial Officer on August 12, 2024. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018) Solvbl Solutions Inc. since February 2021. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his professional designation in both South Africa and Ontario, Canada.

Yonatan de Jongh, 42, has served on the board of directors since February 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Gadi Graus, 59, has served on the board of directors since January 6, 2023. On April 18, 2024, Gadi Graus was appointed as Chief Executive Officer of the Company. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus also serves as a director and Chief Executive Officer of Cust2Mate, one of the Company’s subsidiaries. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).

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

The participation of the directors and officers of the Company in publicly traded issuers at the date of this Annual Report is described in the following table:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Alan Rootenberg	Solvbl Solutions Inc.	CSE	CFO	February 2021	Present
	A2Z Cust2Mate Solutions Corp.	Nasdaq	Director and CFO	May 2020 (director) and August 2024 (CFO)	Present
	BioHarvest Sciences Inc.	CSE	CFO	November 2018	Present
	Clearmind Medicine Inc.	CSE	Director and CFO	December 2019	Present
	Eco (Atlantic) Oil & Gas Ltd	TSXV	CFO	November 2011	Present

B. Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial year ended December 31, 2024:

				Non-equity incentive plan compensation ($) (USD)
Name and principal position	Salary ($) (USD)	Share-based awards ($) (1) (USD)	Option-based awards ($) (USD)	Annual incentive plans	Long-term incentive plans	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Bentsur Joseph – Former CEO *	730,000	-	-	-	-	-	-	730,000
Alan Rootenberg –CFO	24,000	14,200	20,000	-	-	-	-	58,200
Gadi Graus - CEO	543,000	249,000	-	-	-	-	-	792,000
Gadi Levin – former CFO**	90,000	-	-	-	-	-	-	90,000

* resigned effective April 18, 2024

** resigned effective August 12, 2024

(1)	Fair value of restricted share units granted during the year, based on the closing price of the Company’s shares at day of grant.

Services Agreement with Mida Consulting and Investments Ltd.

On January 1, 2020, the Company and Mida Consulting and Investments Ltd. (“Mida”) entered into a services agreement wherein the Company wished to retain the services of Bentsur Joseph through Mida. Bentsur Joseph holds a controlling interest of Mida. In the Services Agreement, Mr. Joseph has agreed to act as the Company’s Chairman. Mr. Joseph will be compensated a sum of NIS 150,000, plus VAT, per month. Mr. Joseph is entitled to receive reimbursement for all direct and indirect expenses incurred in connection with his automobile. The services agreement has an unlimited term. Both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of 90 days. On July 1, 2024, the Company and the Company’s chairman agreed that the fees due for the consulting agreement would be reduced to NIS100,000 per month (approx. $26,500).

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

Agreement with Alan Rootenberg

On August 10, 2024, the Company and Mr. Rootenberg entered into a consulting agreement (the “Services Agreement”) wherein the Company wished to retain the services of Mr. Rootenberg as its Chief Financial Officer. Pursuant to the Services Agreement, Mr. Rootenberg agreed to act as the Company’s Chief Financial Officer. Mr. Rootenberg will be compensated a sum of CAD 4,000, plus Canadian G.S.T, per month. Mr. Joseph is entitled to receive reimbursement for all direct and indirect expenses incurred in connection with his promotion of the Company, or in providing consulting services to the Company. The Services Agreement has an initial term of 1 year (the Initial Term). Both parties are entitled to terminate the Services Agreement for any reason, or no reason, by giving the other party prior written notice of one (1) month. Unless the Company or Mr. Rootenberg has provided notice to the other at least one (1) month prior to the end of the Initial Term, upon completion of the Initial Term, the Services Agreement shall automatically be renewed and shall continue until terminated by either the Company or Mr. Rootenberg in accordance with the terms of the Services Agreement.

Agreements with Gadi Graus

On August 4, 2022, the Company issued Mr. Gadi Graus with: (i) 160,000 RSUs, of which 40,000 vest immediately and 120,000 vest in three equal annual installments with the first installment vesting on August 2, 2023; (ii) 360,000 Options to purchase common shares of the Company with exercise price of CDN$8.9, of which 90,000 vest immediately and the remainder in 6 equal installments every six months, with the first installment on February 2, 2023. The options can be exercised until August 2, 2032. RSUs and Options were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

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

On January 4, 2023, the Company issued Mr. Gadi Graus with 100,000 RSUs, which will vest after the lapse of 12 months. The RSUs were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

On April 18, 2024, Gadi Graus was appointed as Chief Executive Officer of the Company.

On August 14, 2024, the Company issued Mr. Gadi Graus with: (i) 140,000 RSUs, vested immediately. The RSUs were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

On November 8, 2024, the company approved the updated monthly salary for Mr. Graus of $50,000 plus social benefits, as well as a one-time bonus of $150,000.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at December 31, 2024.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Alan Rootenberg	13,333	2.61	August 20, 2025	53,465
Alan Rootenberg	12,000	1.78	August 14, 2034	58,080
Yonatan de Jongh	6,671	2.61	August 20, 2025	26,751
Yonatan de Jongh	10,000	1.78	August 14, 2034	48,400
Adi Vazan	10,000	1.78	August 14, 2034	48,400
Reeves Ambrecht	10,000	1.78	August 14, 2034	48,400
Gadi Graus	360,000	6.19	August 2, 2032	154,800

Value Vested or Earned During the Year ended December 31, 2024

Name	Option – based awards – Value vested during the year ($)(USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gadi Graus	$333,000	$319,000	150,000
Alan Rootenberg	$5,000	$14,200	-
Yonatan de Jongh	$4,000	$7,100	-
Adi Vazan	$4,000	$7,100	-
Reeves Ambrecht	$4,000	$7,100	-

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan, other than what has been specified above.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are also Named Executive Officers; and (ii) directors who were appointed during the fiscal year 2024 who did not receive any compensation from the Company in any other role during fiscal 2023, for the year ended December 31, 2024:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Yonatan de Jongh - Director	2023	12,000	Nil	Nil	Nil	Nil	Nil	12,000
	2024	12,000	7,100	16,500	Nil	Nil	Nil	35,600
Reeves Ambrecht - Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	7,100	16,500	Nil	Nil	Nil	23,600
Adi Vazan - Director	2023	6,000	Nil	Nil	Nil	Nil	Nil	6,000
	2024	12,000	7,100	16,500	Nil	Nil	Nil	35,600

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option – based awards –Value vested during the year ($) (USD)	Share-based awards–Value vested during the year ($)	Non-equity incentive plan compensation–Value earned during the year ($)
Yonatan de Jongh	-	-	-
Reeves Ambrecht	-	-	-
Adi Vazan	-	-	-

Clawback Policy

On November 22, 2023, the Board adopted the A2Z Cust2Mate Solutions Corp. Clawback Policy (the “Clawback Policy”), effective December 1, 2023, providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct,   and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C. Board Practices

Committees of the Board of Directors

The Board of Directors discharges its responsibilities directly, as well as indirectly through the Audit Committee, the Compensation Committee and the Nominating Committee. Each director’s term expires at the next annual meeting of shareholders or until their respective successors are elected or appointed.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are Messrs. Reeves Ambrecht (Chairperson), Adi Vazan and Yonatan de Jongh. The Audit Committee members have been determined by the Board to be “independent” (as such term is defined in NI 52-101) and “financially literate” (as such term is defined in NI 52-110), having the ability to understand and critically evaluate the financial statements of the Company. The Board made this determination based on the experience of each Audit Committee member. The Audit Committee’s primary objective is to assist the Board in fulfilling its oversight responsibilities to: (i) review financial reports and financial information provided to any regulatory authority or provided for release to the public and the Company’s shareholders; (ii) review the Company’s disclosure control systems; (iii) review the Company’s internal control systems with respect to finance, accounting and legal compliance; and (iv) review the Company’s accounting and financial reporting processes.

 The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Committee, on a case-by-case basis.

Compensation Committee

The members of the Compensation Committee are Messrs. Reeves, Adi Vazan and de Jongh (Chairperson). The purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to compensation of members of the Board and the executive officers of the Company.

Nominating Committee

The members of the Nominating Committee are Messrs. Reeves (Chairperson), Adi Vazan and de Jongh. The purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to nomination of members of the Board.

D. Employees

The Company had 89 employees, all located in Israel, as of the date of this annual report. The Company’s Cust2Mate division has 29 employees (directly or through a dedicated subcontractor) and the Company’s recently acquired subsidiary, Isramat, has 44 employees.

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

As of December 31, 2024, there were 110,667 RSUs outstanding to purchase common shares.

A copy of the Company’s RSU Plan is incorporated by reference into this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of our shares as of March 31, 2025, by:

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

The Company’s major shareholders do not have different voting rights.

The percentage of voting shares beneficially owned is computed on the basis of 34,588,118 shares outstanding as of the date of this Annual Report.

	Common Shares
Name of beneficial owner	Number of shares	Percentage of shares

			%

		—
Named executive officers and directors:
Bentsur Joseph	4,175,636	12.11%
Reeves Ambrecht	18,094		*
Alan Rootenberg (1)	8,000		*
Yonatan de Jongh	-	-
Gadi Graus	571,428	1.65%
Adi Vazan	-	-

(1) Includes 8,000 RSUs.

* Less than 1%

Significant Changes in Ownership

We are not aware of significant changes in ownership of our shares by these shareholders during the past three fiscal years.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2025, there were a total of 50 holders of record of our shares, of which 4 are located in Canada and 31 are located in the United States.

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

The Company’s Chairman, Bentsur Joseph, participated in the private placements closed on November 28, 2022, and on August 14, 2024, in the aggregate amount of $750 thousand, and $340 thousand, respectively, on the same terms and conditions as all other participants.

The Company’s Chief Executive Officer, Gadi Graus, participated in the private placements closed on April 4, 2024, and on August 14, 2024, in the aggregate amount of $105 thousand, and $80 thousand, respectively, on the same terms and conditions as all other participants.

The following transactions arose with related parties:

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Chairman and former CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO and director	14	19	34	67	(2)
Directors	19		63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

On September 30, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with Shelfie-Tech Ltd. (“Shelfie”) an Israeli company organized under the laws of the State of Israel, developing an innovative patented technology, a robotic retail shelf monitoring system using advanced machine learning and image processing algorithms to automatically optimize inventory management. At the closing and upon the terms and conditions set forth in the Agreement, the Company will invest $158 in cash, in exchange for 944,217 ordinary shares, NIS 0.001 par value of Shelfie (the “Shelfie Shares”) based on a price per share of $ 0.167, resulting in the Company holding 1.2% of the issued and outstanding shares of Shelfie. As of December 31, 2024, the Company has invested $71.

The Company’s Chairman, Bentsur Joseph, serves as the Chief Executive Officer of Shelfie.

Director Indemnity Agreements

On March 17, 2025, the Company entered into several director indemnity agreements (the “DIAs”) with the directors of the Company. The DIAs are subject to all applicable laws, including the applicable limitations and restrictions set forth in the BCBCA. The following material points must be read in conjunction with the form of indemnity agreement which is included as an exhibit in this Annual Report. Pursuant to the DIA, the Company will:

•	indemnify and hold harmless the director against and from any and all losses (as such term is defined in the form of indemnity agreement which is included as an exhibit to this Annual Report), which may be reasonably suffered, sustained, incurred or be required to pay in respect of any claim ( as such term is defined in the form of indemnity agreement which is included as an exhibit to this Annual Report) if the director acted honestly and in good faith with a view to the best interests of the Company, and if in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director has reasonable grounds to believe their conduct was lawful;
•	gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
•	indemnify the directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above, the Company will have no obligation to indemnify or save harmless the directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the directors under the insurance policy.

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

B. Significant Changes

See “Note 33 - Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2024.

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

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on Nasdaq, should be considered readily tradable on an established securities market in the U.S. Accordingly, the common shares are expected to satisfy this requirement in respect of the taxable year ended December 31, 2024. However, there can be no assurance that the common shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, the Company will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “-Passive foreign investment company status” below).

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

The Company is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2024, or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

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

	December 31,	December 31,
	2024	2023
Cash and Cash Equivalents	$13,526	$2,267
Restricted Deposits	206	77
Inventories	796	250
Trade receivables	2,024	1,477
Other Accounts Receivable	581	660
Total	$17,133	$4,731

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

As of December 31, 2024, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $574.

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

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$1,834	$1,834	$-
Other accounts payable	$918	$918	$-
Loans	$934	$826	$108
Lease liability	$458	$217	$241

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

During 2024 and 2023, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing, and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $124.

Capital Management:

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2024. There are no externally imposed restrictions on the Company’s capital.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. – D.

Disclosure controls and procedures

Our management, including our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. We evaluated our disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer as of December 31, 2024. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2024 were not effective.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

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

Due to the material weakness described above, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2024.

Changes in internal control over financial reporting

There were no material changes in our internal control over financial reporting, other than the remediation efforts described above, for the quarter ended and the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Messrs. Reeves, de Jongh, and Adi Vazan with Mr. Reeves serving as chairman of the committee. Messrs. Reeves, de Jongh, and Adi Vazan each meet the independence requirements under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Reeves is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by BDO Ziv Haft for certain services rendered to our company during fiscal year 2024 and fiscal year 2023.

	For the year ended
	December 31, 2024	December 31, 2023
Audit fees(1)	$150,000	$160,000
Audit-related fees(2)	16,000	-
Tax fees(3)	$13,500	$15,000
All other fees(4)	-	-
Total	$179,500	$175,000

(1)	The aggregate fees billed in connection with the audit of the Company.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, including fees with respect to registration statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. — “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Articles of ECC Ventures 1 Corp. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.2	Certificate of Name Change (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.3	Certificate of Incorporation (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.4	Certificate of Name Change
2.1	Specimen Share Certificate (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
2.2	Description of the Rights of Each Class of Securities (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.1+	Cust2mate Smart Cart Orders with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.2+	Maintenance and Support Agreement with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.3	Flex Manufacturing Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.4	Services Agreement with Mida Consulting and Investments Ltd. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.5	Services Agreement with Ninety Six Capital Ltd (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.6	Employment Agreement with Gadi Graus (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.7	Stock Option Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.8	RSU Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.9	Form of 2023 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.10	Form of 2023 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.11	Form of October 2022 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.12	Form of October 2022 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.13	Services Agreement between A2Z MS Military Solutions Ltd. and Elmag Law Offices dated November 1, 2022 (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.14	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.15	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.16	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.17	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.18	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)

Exhibit No.	Exhibit Title
4.19	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.23	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on April 2, 2024)
4.24	Form of Private Placement Common Share Purchase Agreement. (incorporated by reference herein to the Company’s current report on Form 6-K filed on April 2, 2024)
4.25	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on October 2, 2024)
4.26	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on October 15, 2024)
4.27	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on December 16, 2024)
4.28	Underwriting Agreement by and between the Company and Titan Partners Group LLC, dated January 27, 2025 (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.29	Form of Representative Warrant (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.30	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.31	Consulting Agreement with Alan Rootenberg
4.32	Form of Director Indemnity Agreement
8.1	List of subsidiaries
11.1	Code of Ethics (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Executive Officer
12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Financial Officer
13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Executive Officer.
13.2	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Financial Officer.
15.1	Consent of Ziv Haft Certified Public Accountants (Isr.)
97.1	Clawback Policy (incorporated by reference herein to the Company’s annual report on Form 20-F filed on April 3, 2024 )
101	Interactive Data File
104	Cover Page Interactive Data File

+ Indicates that certain identified information has been excluded from the exhibit because it is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

A2Z Cust2Mate Solutions Corp.

By:	/s/ Gadi Graus
Name:	Gadi Graus
Title:	President and Chief Executive Officer

Date: March 31, 2025

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

A2Z CUST2MATE SOLUTIONS CORP

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of A2Z CUST2MATE SOLUTIONS CORP and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Tel Aviv, Israel
March 31, 2025

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$13,526	$2,267
Deposits	206	77
Inventories (note 5)	796	250
Trade receivables, net (note 6)	2,024	1,477
Other accounts receivable (note 8)	581	660
Total current assets	17,133	4,731
Non-current assets
Intangible asset - patent, net (note 9)	-	1,850
Long term financial asset at fair value (note 10)	200	77
Property, equipment and right of use assets, net (note 11)	1,545	1,861
Total non-current assets	1,745	3,788

Total Assets	$18,878	$8,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans (note 12)	$826	$1,166
Lease liability (note 13)	217	190
Trade payables	1,834	1,742
Other accounts payable (note 14)	918	2,534
Warrant Liability (note 17)	7,743	-
Total current liabilities	11,538	5,632
Non-current liabilities
Lease liability (note 13)	241	410
Long term loans (note 15)	108	228
Provision (note 7)	-	1,362
Warrant Liability (note 17)	-	3,075
Severance payment, net (note 16)	147	121
Total non-current liabilities	496	5,196
Total liabilities	12,034	10,828
Equity (deficit) (note 19)
Share capital and additional paid in capital	83,120	55,485
Warrant Reserve	30,863	30,863
Accumulated other comprehensive loss	(549)	(1,330)
Reserve with respect to transactions with non-controlling interests	927	927
Accumulated losses	(100,452)	(83,456)
Total equity attributable to Company shareholders	13,909	2,489
Non-controlling interests (note 21)	(7,065)	(4,798)
Total equity (deficit)	6,844	(2,309)
Total liabilities and equity (deficit)	$18,878	$8,519

March 31, 2025	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2024	2023		2022
Revenues (note 22)
Products	$4,844	$9,212			$7,646
Services	2,322	2,163			1,705
Total revenues	7,166	11,375			9,351

Cost of revenues (note 23)
Products	3,258	7,959			6,354
Services	1,922	1,423			1,163
Total cost of revenues	5,180	9,382			7,517

Gross profit	1,986	1,993			1,834

Expenses:
Research and development (note 24)	$4,017	$4,751			$4,462
Sales and marketing	1,216	1,377			475
General and administration (note 25)	9,662	13,933			13,599
Loss on impairment (note 7,9)	1,727	1,027	(*)		-
Operating loss	(14,636)	(19,095	)(*)		(16,702)

Loss (gain) on revaluation of warrant liabilities (note 17)	4,389	(1,255)			254
Financial income	(158)	(85)			-
Financial expenses (note 27)	396	302			1,391
Loss for the year	$(19,263)	$(18,057)			$(18,347)

Less: Net loss attributable to non-controlling interests	(2,267)	(1,996)			(1,790)
Net loss attributable to the Company’s shareholders	(16,996)	(16,061)			(16,557)
Net loss for the period	$(19,263)	$(18,057)			$(18,347)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	775	303			(936)
Remeasurement loss from defined benefit plans	6	1			10
Other comprehensive income (loss)	781	304			(926)

Total comprehensive loss for the year	$(18,482)	$(17,753)			$(19,273)

Less: Comprehensive loss attributable to non-controlling interests	(2,267)	(1,996)			(1,790)
Comprehensive loss attributable to the Company’s shareholders	$(16,215)	$(15,757)			$(17,483)
Basic and diluted loss per share	$(0.80)	$(1.15	)(**)	$	(*)(1.50	)(**)
Weighted average number of shares outstanding	21,369,527	13,899,212			11,072,711

(*)	An adjustment to reflect an immaterial incorrect classification.

(**)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Reserve with respect to transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive loss	with non-controlling interests	Accumulated losses	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2024	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)
Net loss for the period	-	-	-	-		(16,996)	(2,267)	(19,263)
Remeasurement loss from defined benefit plans	-	-	-	6		-	-	6
Adjustments arising from translating financial statements of foreign operations	-	-	-	775	-	-	-	775
Total comprehensive income (loss) for the period	-	-	-	781	-	(16,996)	(2,267)	(18,482)
Issuances of shares (note 19)	12,136,197	24,696				-	-	24,696
Exercise of RSU’s (note 19(S))	764,001	-				-	-	-
Exercise of warrants (note 19(R))	1,330,300	576				-	-	576
Share based compensation (note 21(b))	-	1,913		-	-	-	-	1,913
Balance - December 31, 2024	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

(*)	On September 24, 2024, the Board approved the Reverse Split. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

	Ordinary share capital			Accumulated	Reserve with respect to transactions			Total Equity of shareholders
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non-controlling interest	of the Company (Deficit)
Balance - January 1, 2023	12,378,129	$43,452	$30,863	$(1,634)	$-	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-		(16,061)	(1,996)	(18,057)
Remeasurement loss from defined benefit plans	-	-	-	1		-	-	1
Adjustments arising from translating financial statements of foreign operations	-	-	-	303		-	-	303
Total comprehensive income (loss) for the period	-	-	-	304		(16,061)	(1,996)	(17,753)
Transactions with non-controlling parties	-				927	-	(405)	522
Issuances of shares (note 19)	2,759,047	7,129	-	-		-	-	7,129
Exercise of RSU’s (note 19(K))	185,800			-		-	-	-
Exercise of warrants (note 19(J))	36,800	102		-		-	-	102
Share based compensation (note 20(b))	-	4,802	-	-	-	-	-	4,802
Balance - December 31, 2023	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

(*)	On September 24, 2024, the Board approved the Reverse Split. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated			Total Equity of shareholders
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non- controlling interest	of the Company (Deficit)
Balance - January 1, 2022	10,530,595	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907)

Net loss for the period	-	-	-	-	(16,557)	(1,790)	(18,347)
Remeasurement loss from defined benefit plans				10			10
Adjustments arising from translating financial statements of foreign operations	-	-	-	(936)	-	-	(936
Total comprehensive loss for the period	-	-	-	(926)	(16,557)	(1,790)	(19,273)
Issuances of shares in respect of crowd funding (note 19(D))	29,958	-	-	-	-	-	-
Issuance of shares in respect of Isramat deal (note 19(B))	109,510	1,747	-	-	-	-	1,747
Other issuances of shares (note 19(F))	1,191,335	3,004	-	-	-	-	3,004
Exercise of warrants (note 19(A))	252,064	5,277	(3,900)	-	-	-	1,377
Exercise of options (note 19(C))	46,667	208	-	-	-	-	208
Exercise of RSU’s (note 19(E))	218,000	-	-	-	-	-	-
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation	-	4,868	-	-	-	-	4,868
Balance - December 31, 2022	12,378,129	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889

(*)	On September 24, 2024, the Board approved the Reverse Split. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2024	2023	2022

Cash flows from operating activities
Loss for the year	$(19,263)	$(18,057)	$(18,347)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	862	1,027	786
Share based compensation	1,913	5,324	4,868
Share based compensation to service providers	1,286	-	-
Loss on impairment	1,727	1,027	-
Loss (gain) on revaluation of warrant liability	4,389	(1,255)	254
Gain from revaluation of investment in associate	(123)	-	-
Changes in employee benefits	26	88	(154)
Changes in inventory	(546)	125	690)
Changes in trade receivables	(547)	(104)	990)
Changes in other account receivables	79	1,910	(2,383)
Accrued interest on loans and leases	149	9	13
Changes in provision	(169)	(85)	1,190
Changes in accounts payable	92	(482)	860
Changes in bank overdraft	30	-	-
Changes in deferred revenues	-	(1,373)	1,439
Changes in other accounts payable	(1,616)	459	363
Cash flow used in operating activities	(11,711)	(11,387)	(9,431)
Cash flows from investing activities
Change in deposits	(129)	(69)	48
Investment in a subsidiary	-	-	(879)
Investment in long term financial asset at fair value	-	(77)	-
Purchase of property and equipment	(140)	(174)	(727)
Cash flow used in investing activities	(269)	(320)	(1,559)

Cash flows from financing activities
Issuance of shares and warrants, net	24,435	10,317	3,894
Change in other accounts payables	-	1,119	-
Exercise of options	-	-	208
Exercise of warrants	576	102	1,379
Repayment of contingent liability	(1,136)	-	-
Lease payments	(583)	(336)	(337)
Repayment of loans	(579)	(476)	(342)
Proceeds from receipt of loans	95	167	1,294
Cash flows from financing activities	22,808	10,893	6,096

Increase (decrease) in cash and cash equivalents	10,828	(814)	(4,894
Effect of changes in foreign exchange rates	308	465	(960
Cash at beginning of year	2,267	2,616	8,470

Cash at the end of the year	$13,526	$2,267	$2,616

Taxes paid during the year	-	-	74
Interest paid during the year	64	80	49

APPENDIX A: NON-CASH ACTIVITIES
Reclassification of warrant liability to warrant reserve	-	-	51
Reclassification of other account payables to short term loans	-	-	359
Recognition of a lease liability and right-of-use asset	283	-	947
Sale of fixed asset	-	-	188
Issuance of shares in respect of Isramat deal	-	-	2,089

NON-CASH TRANSACTIONS: INVESTMENT IN CONSOLIDATED SUBSIDIARIES

	Year ended December 31,
	2024	2023	2022

Issuance of the Company’s ordinary shares	-	-	1,747
Commitment to selling shareholders			342
Working capital other than cash and cash equivalents	-	-	(868)
Employee benefits, net	-	-	35
Property, plant and equipment	-	-	(636)
Benefit shareholder consulting agreement	-	-	(27)
Customer relations	-	-	(284)
Goodwill	-	-	(1,188)
Total cash and cash equivalents paid (*)	$-	$-	$(879)

(*)	See note 7.

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

Overview

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada.

As of December 31, 2024, and 2023, the Company had three key subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); and (3) Isramat Ltd., the “Subsidiaries”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), a subsidiary incorporated on July 12, 2023, under the laws of Delaware.

The Company’s activities through Isramat Ltd. and A2Z MS include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company owns 96.58% of the common shares of Cust2Mate, a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

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

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2024, the Company had accumulated losses of $100,452 and a net loss in the amount of $19,263 for the year ended December 31, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. however, considering the cash and cash equivalent balance as of December 31, 2024, following equity issuances during 2024 and equity raised during the first quarter of 2025, the Company has sufficient funds for at least the period ending April 2, 2026 (see note 32b).

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

These consolidated financial statements were authorized for issue by the Board of Directors on March 26, 2025.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION:

A. Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out above. These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

C. Functional and foreign currency

The Company’s Israeli subsidiaries functional currency is the New Israeli Shekel (“NIS”), since their primary economic environment is in Israel. However, the presentation currency is in US Dollars (“USD”) due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”.

NOTE 3 - MATERIAL ACCOUNTING POLICIES:

A. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly liquid investments, including, inter alia, short-term deposits with banks, the maturity of which do not exceed three months at the time of deposit, and which are not restricted.

B. Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2024, and 2023, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

C. Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

D. Fair value measurement

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

D. Fair value measurement (cont.)

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

D. Fair value measurement (cont.):

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

3.	Allocation of Units fund raising::

The issue of a Unit of various securities (shares and warrants) involves the allocation of the proceeds received (before issue expenses) to the underlying securities issued in the Unit based on the following order: warrant derivatives at their calculated fair value and proceeds allocated to common shares are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the Unit.

4.	Warrant liabilities - Derivatives:

Warrants that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

D. Fair value measurement (cont.):

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

As of December 31, 2024, and December 31, 2023, ECL for trade and other account receivables are not material.

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

D. Fair value measurement (cont.):

Aging Schedule based on due date

	Aging schedule
	December 31, 2024	December 31, 2023
Within payment terms	$2,024	$1,477

Total	$2,024	$1,477

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2024	December 31, 2023
Government institutions	$663	$483
Industrial customers	1,361	994
Other customers	-	-

Total	$2,024	$1,477

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

E. Operating Segment:

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

F. Share-based compensation:

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

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date. The fair value of option granted is determined using the Black and Scholes model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions.

G. Deferred taxes

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

H. Defined benefit schemes

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

I. Property, equipment and right of use assets

Depreciation and amortization are computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives

Computers and electronic equipment	3
Machines and manufacturing equipment	10
Furniture and equipment	7
Vehicles	6.67
ERP system	3-6
Right of use assets and leasehold improvement	over the lease periods

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

J. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1.	Identify the contracts with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the entity satisfies a performance obligation.

i.	Revenues generated from Isramat are to Israeli customers (amounted to $4,844 in 2024) and are recognized upon delivery, which is the point in time when the control of the goods is transferred to them.

ii	Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.

iii	Revenue from leasing is derived from contracts with customers pursuant to which the Company leases soaking containers. Revenues on these contracts are recognized on a straight-line basis.

iv	Revenue from sale of smart carts is recognized from sale of goods in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the smart carts to the customer.

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

K. Research and development expenses

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. The aforementioned criteria have not met and therefore development costs have been recognized in profit or loss.

L. New Standards

The following amendments are effective for the period beginning 1 January 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1 Presentation of Financial Statements

Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or

Non-current and subsequently. In October 2022 Non-Current Liabilities with Covenants.

An entity’s right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.

If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the reporting period.

The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.

In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Company.

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

IFRS 18 Presentation and Disclosure in Financial Statements

The Company is currently assessing the effect of these new accounting standards and amendments. IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

M. Going Concern

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

N. Functional Currency

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

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are:

Impairment of intangible assets

Impairment tests on goodwill was undertaken annually at the financial year end. Impairment test on Patent was undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Determination of fair value - Warrants liabilities - derivatives and share-based payment transactions

The Company uses the Black-Scholes option-pricing model to estimate fair value. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the instrument.

NOTE 5 - INVENTORIES:

	December 31,	December 31,
	2024	2023

Raw materials	$454	$36
Smart cart parts	342	214
Inventories	$796	$250

NOTE 6 – TRADE RCEIVABLES, NET:

	December 31,	December 31,
	2024	2023

Customers	$2,039	$1,487
Expected credit losses	(15)	(10)
Trade Receivables, net	$2,024	$1,477

As of December 31, 2024, the Company did not have any overdue balances and has experienced immaterial credit losses.

NOTE 7 – BUSINESS COMBINATION

On February 3, 2022, the Company completed the acquisition of all the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879) in cash and issued the selling shareholders of Isramat 109,510 common shares in the capital of the Company at a price per share of $19.08. The Company has committed to the selling shareholders that if the aggregate proceeds received by a selling shareholder from the sale of its acquisition shares during the lockup period, together with the value of its unsold acquisition shares as of the end of such period, is lower than its pro rata portion in the equity consideration, the Company will pay the difference in cash to such selling shareholder. Such payment shall be made at the end of the lockup period after submission of a report by the selling shareholder.

In 2024, the Company repaid its commitment to the selling shareholders in the amount of $1,305.

In 2023, the Company has determined there are signs of decline in the value of Isramat and recognized a loss as a result of impairment to its goodwill of $1,027.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - OTHER ACCOUNTS RECEIVABLE:

	December 31,	December 31,
	2024	2023

Prepaid expenses	$223	323
Government institutions	241	253
Other	117	84
Total Other accounts receivable	$581	$660

NOTE 9 – INTANGIBLE ASSETS - PATENT, NET:

Balance, January 1, 2023	$2,207
Depreciation	(366)
Effect of changes in foreign exchange rates	9
Balance, December 31, 2023	$1,850
Depreciation	(123)
Impairment	(1,727)
Balance, December 31, 2024	$-

In February 2025, the Company decided to cease the development of its patent and recognized a loss as a result of impairment to it patent in the amount of $1,727 in the consolidated statement of comprehensive loss for the year ended December 31, 2024.

NOTE 10 – LONG TERM FINANCIAL ASSET AT FAIR VALUE

On September 30, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with Shelfie-Tech Ltd. (“Shelfie”) an Israeli company organized under the laws of the State of Israel, developing an innovative patented technology, a robotic retail shelf monitoring system using advanced machine learning and image processing algorithms to automatically optimize inventory management. At the closing and upon the terms and conditions set forth in the Agreement, the Company shall invest $158 in cash, in exchange for 944,217 ordinary shares, NIS 0.001 par value of Shelfie (the “Shelfie Shares”) based on a price per share of $ 0.167, resulting in the Company holding 1.2% of the issued and outstanding shares of Shelfie. As of December 31, 2024, fair value of the Shelfie Shares is $200 and the Company has recorded a financial gain in the amount of $123 for the year ended December 31, 2024.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS, NET:

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system	Leasehold improvements	Right of use asset	Total
Cost:
As of January 1, 2024	$462	$2,152	$362	$868	$206	$394	$1,144	$5,588
Additions	11	100	4	24	-	-	283	422

Translation adjustments	(7)	(24)	-	(3)	7	4	3	(20)
As of December 31, 2024	$466	$2,228	$366	$889	213	$398	$1,430	$5,990

Accumulated depreciation:
As of January 1, 2024	$326	$1,678	$287	$412	$53	$359	$612	$3,727
Additions	50	94	13	92	55	5	417	726
Translation adjustments	(7)	(22)	6	1	8	3	3	(8)
As of December 31, 2024	$369	$1,750	$306	$505	$116	$367	$1,032	$4,445

Net Book Value:
As of December 31, 2024	$97	$478	$60	$384	97	$31	$398	$1,545

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system	Leasehold improvements	Right of use asset	Total
Cost:
As of January 1, 2023	$416	$2,208	$359	$858	219	$403	$1,180	$5,643
Additions	61	4	10	130	-	13	-	218
Disposals	-	-	-	(70)	-	-	-	(70)
Translation adjustments	(15)	(60)	(7)	(50)	(13)	(22)	(36)	(203
As of December 31, 2023	$462	$2,152	$362	$868	$206	$394	$1,144	$5,588

Accumulated depreciation:
As of January 1, 2023	$290	$1,610	$289	$357	$5	$376	$360	$3,287
Additions	48	96	13	91	55	4	258	565)
Disposals	-	-	-	(26)	-	-	-	(26)
Translation adjustments	(12)	(28)	(15)	(10)	(7)	(21)	(6)	(99
As of December 31, 2023	$326	$1,678	$287	$412	$53	$359	$612	$3,727

Net Book Value:
As of December 31, 2023	$136	$474	$75	$456	$153	$35	$532	$1,861

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – SHORT TERM LOANS AND CURRENT PORTION OF LONG-TERM LOANS:

	Linked to	Interest rate	December 31, 2024	December 31, 2023

Short term loans	NIS	3.2%-7.5%	$715	$1,022
Current portion of long-term loans			111	144

Short term loans and current portion of long-term loans			$826	$1,166

NOTE 13 – LEASE LIABILITY:

The Company has lease contracts for working areas and office facilities used in its operations. Leases of working areas and office facilities generally have lease terms of between 2 and 5. The Company has two lease contracts that include termination option, which are valid after a minimal lease period. The Company has two lease contracts that include extension options.

Set out below are the carrying amounts of lease liabilities recognized and the movements during the period:

working areas and office facilities
Balance January 1, 2023	$886
Additions	-
Accretion	(277)
Accumulated interest	68
Exchange rate differences	(77)
Balance December 31, 2023	$600
Additions	283
Accretion	(482)
Accumulated interest	58
Exchange rate differences	(1)
Balance December 31, 2024	$458

	Linked to	December 31, 2024	December 31, 2023

Long Term leases	NIS	$458	$600
Current portion of long-term leases		217	190

Non-current portion of long-term leases		$241	$410

NOTE 14 - OTHER ACCOUNTS PAYABLE:

	December 31,	December 31,
	2024	2023

Employees and government authorities	$874	$1,005
Receipts on account of shares	-	1,119
Accrued expenses	-	150
Related parties (note 30)	44	103
Other	-	157
	$918	$2,534

NOTE 15 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2024	December 31, 2023

Long term loans	NIS	1.8%-6.1%	$219	$372
Less- Current portion			(111)	(144)

Non Current Long term loans			$108	$228

The loans are from leading Israeli financial institutions and bear interest of between 1.8% - 6.1%.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 – EMPLOYEE BENEFITS, NET:

a.	The plan liabilities, net:

	Year ended	Year ended
	December 31, 2024	December 31, 2023
Defined benefit plan:
Present value of defined benefit obligation	$540	$458
Fair value of plan assets	(393)	(337)

Total	$147	$121

Changes in the present value of defined benefit obligation:

	2024	2023

Balance at beginning of year	$337	$361
Recognized in statement of comprehensive loss:
Interest cost	15	10
Current service cost	44	32
Currency translation	(5)	(10)
Recognized in other comprehensive gain:	(6)	(1)
Net actuarial gain	8	(55)

Balance at end of year	$393	$337

b.	The movement in the fair value of the plan assets:

	2024	2023

Balance at beginning of year	$(337)	$(361)
Recognized in statement of comprehensive loss:
Expected return	23	23

Recognized in other comprehensive loss /(gain):
Net actuarial loss (gain)	-	-
Other:
Contributions by employer	(79)	1

Balance at end of year	$(393)	$(337)

c.	The principal assumptions underlying the defined benefit plan:

	December 31, 2024	December 31, 2023

Discount rate of the plan liability	3.15%	2.95%

Expected rate of return on plan assets	3.23%	2.84%

Future salary increases	4.41%	3.97%

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – WARRANT LIABILITY:

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 561,260 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($3.75) (approx. CAD5.13) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD4.50.

Level 3 for the period ended on December 31, 2024:

Balance at January 1, 2024	$-
Issuance of January 2024 Registered Direct Offerings Warrants	1,027
Revaluation at March 31, 2024	(756)
Effect of changes in foreign exchange rates	(23)
Balance at March 31, 2024	$248

Revaluation at June 30, 2024	(138)
Effect of changes in foreign exchange rates	(2)
Balance at June 30, 2024	$108

Revaluation at September 30, 2024	237
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$346

Warrant exercise	(248)
Revaluation at December 31, 2024	1,963
Effect of changes in foreign exchange rates	(55)
Balance at December 31, 2024	$2,006

For the year ended December 31, 2024, the Company recorded a loss on the revaluation of the January 2024 warrant liability in the amount of $1,306 (for the year ended December 31, 2023 - $nil).

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 259,156 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(k)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.125) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD4.05.

Level 3 for the period ended on December 31, 2023:

Balance at December 31, 2023	$520

Revaluation at March 31, 2024	(397)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$110

Revaluation at June 30, 2024	(64)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$45

Revaluation at September 30, 2024	108
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$156

Revaluation at September 30, 2024	882
Effect of changes in foreign exchange rates	(9)
Balance at December 31, 2024	$1,029

For the year ended December 31, 2024, the Company recorded a loss on the revaluation of the December 2023 warrant liability in the amount of $525 (for the year ended December 31, 2023 - $110).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – WARRANT LIABILITY (CONTINUED):

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 763,654 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 19(j)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD7.325) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD7.475.

Level 3 for the year ended on December 31, 2024:

Balance at December 31, 2023	$1,157

Revaluation at March 31, 2024	(972)
Effect of changes in foreign exchange rates	(28)

Balance at March 31, 2024	$157

Revaluation at June 30, 2024	(112)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$44

Revaluation at September 30, 2024	150
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$195

Warrant exercise	(108)
Revaluation at December 31, 2024	1,646
Effect of changes in foreign exchange rates	(65)
Balance at December 31, 2024	$1,668

For the year ended December 31, 2024, the Company recorded a loss on the revaluation of the June 2023 warrant liability in the amount of $712 (for the year ended December 31, 2023 – a gain of $1,170).

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 356,711 March 2023 Warrants as part of a private placement (see also note 19(i)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD4.35.

Level 3 for the year ended on December 31, 2024:

Balance at December 31, 2023	$562

Revaluation at March 31, 2024	(470)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(58)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$19

Revaluation at September 30, 2024	38
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$57

Warrant exercise	(91)
Revaluation at December 31, 2024	865
Effect of changes in foreign exchange rates	(14)
Balance at December 31, 2024	$817

For the year ended December 31, 2024, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $375 (for the year ended December 31, 2023 - $74).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – WARRANT LIABILITY (CONTINUED):

e)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 595,666 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.875) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD3.90.

Level 3 for the year ended on December 31, 2024:

Balance at December 31, 2023	$836

Revaluation at March 31, 2024	(736)
Effect of changes in foreign exchange rates	(21)
Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(69)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$9

Revaluation at September 30, 2024	2
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$11

Warrant exercise	(3)
Revaluation at December 31, 2024	2,269
Effect of changes in foreign exchange rates	(52)
Balance at December 31, 2024	2,225

For the year ended December 31, 2024, the Company recorded a loss on the revaluation of the November 2022 warrant liability in the amount of $1,466 (for the year ended December 31, 2023 – a gain in the amount of $193).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – LIENS, COMMITMENTS AND PROVISIONS:

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings

NOTE 19 – SHAREHOLDERS’ EQUITY (DEFICIT):

A.	During the year ended December 31, 2022, the Company issued 252,064 shares in respect of 252,064 warrants that were exercised. (See Note 20 (a))

B.	On February 3, 2022, the Company issued the shareholders of Isramat 109,510 shares in respect of the acquisition of Isramat (see Note 7).

C.	During the year ended December 31, 2022, the Company issued 46,667 shares in respect of 46,667 stock options that were exercised. (See Note 21 (b))

D.	On February 11, 2022, the Company issued 29,958 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

E.	During the year ended December 31, 2022, the Company issued 218,000 shares in respect of 218,000 RSU’s that were exercised. (See Note 21 (c))

F.	On November 2, 2022, the Company completed a private placement (“November 2022 Private Placement”) that resulted in the issuance of 1,191,335 units (“Unit”), at a price per unit of $3.375 (CAD$4.65), for gross proceeds of $4,021. Each Unit consists of one common share and one half of one common share purchase warrant. An aggregate of 595,668 warrants were issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of $3.75 (CAD$5.10), which will result in the issuance of an additional 238,267 common shares (“November 2022 Private Placement Warrants”). The warrants are exercisable for a period of 24 months. A finder’s fee of $260 (CAD$349,000) was paid and 94,880 November 2022 Private Placement Warrants were issued in connection with the November 2022 Private Placement.

The fair value of the November 2022 Private Placement Warrants granted was $894 and was initially classified as a liability (see note 17(e)). The Company accounted for the remaining $3,127 as additional paid in capital and share issue expenses.

G.	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 713,424 units (“March 2023 Units”) at a price per March 2023 Unit of US$3.65 (CAD$4.875). Each March 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 356,711 Warrants were issued with an exercise price of CAD$5.875 (US$4.375) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 356,711 Common Shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 57,074 March 2023 Private Placement Warrants were issued in connection with the private placement.

H.	On June 15 and on June 20, 2023, the Company closed registered direct offerings for gross proceeds of $6,873 through the issuance of 1,527,310 units (“June 2023 Units”) at a price per Unit of US$2.875 (CAD$3.90). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 763,654 Warrants were issued with an exercise price of CAD$7.325 (US$5.50) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 763,654 Common Shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 122,185 non-registered warrants were issued in connection with the Registered Direct Offerings.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED):

I.	On December 13, 2023, the Company closed registered direct offerings for gross proceeds of $1,490 through the issuance of 518,313 units (“December 2023 Units”) at a price per Unit of US$2.875 (CAD$3.40). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 259,156 Warrants were issued with an exercise price of CAD$5.125 (US$3.75) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 259,156 Common Shares (“December 2023 Registered Direct Offerings Warrants”). A finder’s fee of $119 (CAD$162) was paid and 41,465 non-registered warrants were issued in connection with the Registered Direct Offerings.

J.	During the year ended December 31, 2023, the Company issued 36,800 Common Shares in respect of 36,800 warrants that were exercised for gross proceeds of $140 (note 20 (a)).

K.	During the year ended December 31, 2023, the Company issued 185,800 Common Shares in respect of 185,800 RSUs that were exercised (note 20 (c)).

L.	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 1,122,521 units (“January 2024 Units”) at a price per Unit of $2.88 (CAD$3.40). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “January 2024 Warrant”). An aggregate of 561,260 January 2024 Warrants were issued with an exercise price of CAD$5.13 ($3.75) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 561,260 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 89,802 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

M.	On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company issued 293,776 common shares as finders’ fee.

N.	On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2,502, at a purchase price of $0.875 per common share and $0.875 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.0001 per share. Each pre-funded warrant has an exercise price of $0.00025 per share and will expire when exercised in full.

Certain directors and officers of the Company purchased $420 value of common shares in the private placement. In connection with the closing, the Company has issue certain non-U.S. residents 180,624 common shares as finders fees.

O.	On October 2, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 2,165,200 common shares at a purchase price of US$1.875 per share, for gross proceeds of $4,060. The Company paid $325 and issued 134,720 common shares and 21,333 warrants as finders’ fees.

P.	On October 15, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 642,858 common shares at a purchase price of US$2.80 per share, for gross proceeds of $1,800, The Company paid $144 and issue 51,428 common shares as finders’ fees.

Q.	On December 16, 2024, the Company issued in a registered direct offering 1,947,000 common shares at a purchase price of $6.40 per share, for gross proceeds of $12,460. We paid $997 in cash and issued 146,940 common shares as finders’ fees.

R.	During the year ended December 31, 2024, the Company issued 1,330,300 Common Shares in respect of 1,330,300 warrants that were exercised for gross proceeds of $576 (note 20 (a)).

S.	During the year ended December 31, 2024, the Company issued 764,001 Common Shares in respect of 764,001 RSUs that were exercised (note 20 (c)).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS:

a) Warrants

(i)	Warrant transactions for the years ended December 31, 2024, and 2023 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2023	2,822,789	$8.85
Warrants issued in the March 2023 Private Placement	413,785
Exercise of warrants	(36,800)
Warrants issued in the June 2023 Direct Offering	885,838
Warrants issued in the December 2023 Direct Offering	300,622
Balance, December 31, 2023	4,386,234	$6.58
Warrants issued in the January 2024 Private Placement	651,062
Warrants issued in the July 2024 Private Placement	1,200,000
Exercise of warrants	(1,330,300)
Warrants issued in the October 2024 Private Placement	21,333
Balance, December 31, 2023	4,928,329	$6.17

(ii)	As of December 31, 2024, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

December 31, 2024	Expiry date	Exercise price		Exercise price (USD)
1,063,325	November 10, 2025	ILS	17.8545	$4.90
546,653	December 24, 2025	ILS	17.8545	$4.90
88,440	April 18, 2026	ILS	72.563	$19.90
433,825	May 28, 2026	ILS	72.563	$19.90
652,546	November 6, 2024	CAD	5.10	$3.67
383,785	March 13, 2025	CAD	5.88	$4.375
846,738	June 12, 2025	CAD	7.33	$5.50
300,621	December 12, 2025	CAD	5.13	$3.75
591.062	January 4, 2026	CAD	5.13	$3.75
21,333	October 2, 2026	CAD	2.70	$1.875
4,928,329

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options

Stock option transactions for the years ended December 31, 2024, and 2023 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2023	753,337	$7.93	$6.13
Exercise of options	-
Expiry of options	(31,600)
Options granted (i)(ii)(iii)(iv)(v)	694,100
Balance December 31, 2023	1,422,887	$6.33	$4.78
Expiry of options	(206,500)
Options granted (vi)	552,000
Balance December 31, 2024	1,761,337	$5.39	$3.75

(i)	On January 4, 2023, 326,600 stock options were issued to directors and consultants with an exercise price of CAD$4.125. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.50; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 40,000 stock options were issued to a consultant with an exercise price of CAD$3.75. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$5.45; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

(iii)	On April 18, 2023, 169,500 stock options were issued to employees with an exercise price of CAD$4.00. The options expire on April 18, 2033. The fair value of the options granted was estimated at $420 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$3.55; Expected option life 10 years; Volatility 111%; Risk-free interest rate 3.57%; Dividend yield 0%.

(iv)	On June 28, 2023, 98,000 stock options were issued to officers with an exercise price of CAD$6.125. The options expire on June 28, 2033. The fair value of the options granted was estimated at $443 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$7.30; Expected option life 5 years; Volatility 111%; Risk-free interest rate 4.14%; Dividend yield 0%.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options (continued)

(v)	On September 20, 2023, 60,000 stock options were issued to consultants with an exercise price of $3.82. The options expire on September 20, 2033. The fair value of the options granted was estimated at $217 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.54; Expected option life 10 years; Volatility 112%; Risk-free interest rate 4.35%; Dividend yield 0%.

(vi)	On August 14, 2024, 552,000 stock options were issued to employees, consultants and officers with an exercise price of $1.78. The options expire on August 13, 2029. The fair value of the options granted was estimated at $779 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.78; Expected option life 5 years; Volatility 109%; Risk-free interest rate 3.67%; Dividend yield 0%.

(vii)	As of December 31, 2024, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2024	Exercisable as of December 31, 2024	Expiry date	Exercise price (CAD)		Exercise price (USD)
217,333	217,333	August 20, 2025	CAD	3.75	$2.61
13,333	13,333	January 28, 2025	CAD	7.50	$5.21
20,000	20,000	June 3, 2026	CAD	21.00	$14.60
6,671	6,671	October 28, 2026	CAD	20.00	$13.90
360,000	270,000	August 2, 2032	CAD	8.90	$6.19
120,000	120,000	August 21, 2032	CAD	10.00	$6.95
220,000	220,000	January 4, 2033	CAD	4.13	$2.87
100,000	100,000	January 4, 2033	CAD	4.13	$2,87
40,000	40,000	November 25, 2027	CAD	5.03	$3.49
114,000	48,000	April 18, 2033	CAD	4.00	$2.78
18,000	8,000	June 28, 2028	CAD	6.13	$4.26
60,000	52,000	September 20, 2033	CAD	5.50	$3.82
472,000	-	August 14, 2034	CAD	2.55	$1.78
1,761,337	1,115,337

(vii)	Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2024, share-based compensation of $729 was recognized and charged to the Consolidated Statement of Comprehensive Loss (December 31, 2023 - $4,245, December 31, 2022 – $4,868). As of December 31, 2024, share-based expenses related to share options that have yet to be recognized amounted to $515, and will be recognized in the years 2025-2027.

c) RSU’s

On August 4, 2022, the Company granted 506,000 RSUs to directors, officers and advisers, of which 236,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 506,000 common shares of no-par value in the Company.

On January 4, 2023, the Company granted 410,800 RSUs to directors, officers and advisers, of which 104,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 410,800 common shares of no-par value in the Company.

On April 18, 2023, the Company granted 46,500 RSUs to employees, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 46,500 common shares of no-par value in the Company.

On June 28, 2023, the Company granted 66,000 Restricted Share Units (“RSUs”) to officers pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 66,000 common shares of no-par value in the Company (“Common Shares”).

On August 14, 2024, the Company granted 326,000 Restricted Share Units (“RSUs”) to officers and advisors, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 326,000 common shares of no-par value in the Company (“Common Shares”).

RSU’s transactions for the year ended December 31, 2024, and for the year ended December 31, 2023, are as follows:

Number
Balance, January 1, 2023	288,000
RSU’s granted	523,300
Expiry of RSU’s	(36,666)
Exercise of RSU’s	(185,800)
Balance, December 31, 2023	588,834
RSU’s granted	326,000
Expiry of RSU’s	(40,166)
Exercise of RSU’s	(764,001)
Balance, December 31, 2024	110,667

Total exercisable RSU’s as at December 31, 2024, are 8,000. During the year ended December 31, 2024, share-based compensation in respect of RSU’s of $1,184 was charged to the Consolidated Statement of Comprehensive Loss (December 31, 2023 – $1,079, December 31, 2022 – $2,475). As of December 31, 2024, share-based expenses related to RSU’s that have yet to be recognized amounted to $344, and will be recognized in the years 2025-2026.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 – NON-CONTROLLING INTERESTS

The following Company subsidiaries which have non-controlling interests:

	December 31,	December 31,
	2024	2023

Cust2mate	$(7,065)	$(5,167)
AAI	-	369
	$(7,065)	$(4,798)

NOTE 22 – REVENUES:

Revenue streams:

	Year Ended December 31
	2024	2023	2022

Revenues from services:
Revenues from services	$1,432	$1,730	$1,364
Revenues from leasing	358	433	341
Precision metal parts:
Revenues from sales of precision metal parts	4,844	3,084	3,958
Smart Carts:
Revenues from smart carts project	532	6,128	3,688
	7,166	11,375	9,351

NOTE 23 – COST OF REVENUES:

	Year Ended December 31
	2024	2023	2022

Payroll and related expenses	$2,593	$2,274	$2,383
Subcontractor and outsourced work	108	224	103
Materials and components consumed	1,725	5,854	4,650
Depreciation	117	118	131
Motor vehicle fleet costs	255	226	165
Smart cart maintenance	41	429	-
Other	341	257	85
	$5,180	$9,382	$7,517

NOTE 24 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31
	2024	2023	2022

Payroll and related expenses	$2,417	$1,758	$867
Subcontractor and outsourced work	1,245	2,331	3,362
Share-based compensation	191	532	-
Legal fees	-	-	20
Pilot expenses and other	164	130	212
	$4,017	$4,751	$4,462

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31
	2024	2023	2022

Payroll and related	$2,891	$4,007	$3,990
Professional fees	2,728	2,370	2,233
Share-based compensation	1,632	4,531	4,868
Depreciation and amortization	552	591	420
Office maintenance	440	369	437
Investor relations	258	-	-
Rent and related expenses	200	360	126
Travel	239	156	150
Public company related expenses	144	824	316
Directors & officers’ insurance	228	253	267
Doubtful debts	-	-	382
Other	350	472	410
	9,662	13,933	13,599

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 26 - LOSS PER SHARE:

Both the basic and diluted loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year Ended December 31
	2024	2023		2022

Net loss for the year attributable to A2Z’s shareholders	$16,996	$16,061		$16,557
Weighted average number of ordinary shares	21,369,527	13,899,212		11,072,711
Basic and diluted loss per share	$0.80	$1.15	(*)	$1.50	(*)

(*)	An adjustment to reflect an immaterial incorrect classification.

NOTE 27 – FINANCIAL EXPENSES, NET:

	Year Ended December 31
	2024	2023	2022

Bank fees and interest	$196	$170	$136
Interest expenses from lease liabilities	47	62	97
Exchange rate differences, net	141	70	-
Revaluation of long-term financial asset at fair value	(123)	-	-
Revaluation of provision	(23)	(85)	1,158
Financial expenses	$238	$217	$1,391

NOTE 28 – INCOME TAX EXPENSE:

A. Taxes on income:

The combined Canadian federal and provincial statutory income tax rate is 26.5% in 2024, 2023 and 2022.

Israeli corporate tax rates is 23% in 2024, 2023 and 2022.

B. Tax reconciliation:

	Year Ended December 31
	2024	2023	2022

Loss before income tax	$(19,263)	$(18,057)	$(18,347)
Statutory tax rate	23%	23%	23%
Income tax benefit at the statutory tax rate	4,430	4,153	4,220
Current period tax losses carried forward (unrecognized)	(4,430)	(4,153)	(4,220)
Income tax expense	$-	$-	$-

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 29- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Chairman and former CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO and director	14	19	34	67	(2)
Directors	19		63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

	Year ended December 31, 2022				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2022
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,224	-	1,224	(474)
CFO	-	84	160	244	-
Directors	28	-	64	92	-
	$28	$1,308	$224	$1,560	$(12)

(1)	The Company’s chairman (formerly CEO as well) has a consulting agreement with the Company pursuant to which he earns $70 per month. On July 1, 2024, the Company and the Company’s chairman agreed that the fees due for the consulting agreement would be reduced to approx. $55 per month. In addition, the compensation committee approved a bonus of $260 and a milestone-based bonus of up to $240 during the year ended December 31, 2023. During the year ended December 31, 2022, the compensation committee approved a milestone-based bonus of up to $260.

(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earns $2,000 per month.

(3)	The Company’s CEO has a consulting agreement with the Company pursuant to which he earns $27 per month. On November 8, 2024, the Company agreed to raise his monthly fee to $50, as well as to grant him a one-time bonus in the amount of $150.

(4)	Three non-executive directors, of which two earn directors’ fees of $1,000 per month.

(5)	The CEO participated in the April 2024 registered direct offering in an amount of $105,000 and in the August 2024 private placement in an amount of $80.

(6)	The chairman participated in the April 2024 private placement in an amount of $340.

(7)	A director participated in the October 2024 registered direct offering tranche 1 in an amount of $1,750 and in the December 2024 registered direct offering in the amount of $5,000.

A2Z CUST2MATE SOLUTIONS CORP.

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

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2024	2023

Cash and Cash Equivalents	$13,526	$2,267
Deposits	206	77
Trade receivables	2,024	1,477
Other accounts receivable	581	660
Total	$16,337	$4,481

A2Z CUST2MATE SOLUTIONS CORP.

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

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$1,834	$1,834	$-
Other accounts payable	$918	$918	$-
Loans	$934	$826	$108
Lease liability	$458	$217	$241

C.	Market risks:

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

As of December 31, 2024, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $574.

D.	Interest rate risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate, which is immaterial.

E.	Capital management

The Company considers its capital to be comprised financial assets and inventory net of financial liabilities excluding warrant liabilities. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2024. There are no externally imposed restrictions on the Company’s capital.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Maintenance services to the military utilizing the application of advanced engineering capabilities as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Year Ended December 31, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$4,844	$1,835	$532	$7,211
Inter-segment	-	(45)	-	(45)
Total	4,844	1,790	532	7,166

Cost of revenues
External	3,258	1,692	275	5,225
Inter-segment	-	-	(45)	(45)
Total	3,258	1,692	230	5,180

Segment operational loss (gain)	(182)	1,735	13,083	14,636
Loss on revaluation of warrant liability				4,389
Finance expense, net				238
Tax expenses				-
Loss				$19,263

(*)	All revenues from the smart cart segment are generated from one customer, and accounts for 7% of the Company’s revenues for the year ended December 31, 2024. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total revenues of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

	Year Ended December 31, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$3,084	$2,619	$6,128	$11,831
Inter-segment	-	(456)	-	(456)
Total	3,084	2,163	6,128	11,375

Cost of revenues
External	2,867	1,423	5,548	9,838
Inter-segment	-	-	(456)	(456)
Total	2,867	1,423	5,092	9,382

Segment operational loss (gain)	2,416	317	16,362	19,095
Gain on revaluation of warrant liability				(1,255)
Finance expense, net				217
Tax expenses				-
Loss				$18,057

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 51.5% of the Company’s revenues for the year ended December 31, 2023. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 – OPERATING SEGMENTS (CONTINUED):

	Year Ended December 31, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$3,958	$1,705	$3,688	$9,351
Total	3,958	1,705	3,688	9,351

Cost of revenues
External	3,462	1,163	2,892	7,517
Total	3,462	1,163	2,892	7,517

Segment operational loss (gain)	761	(60)	16,001	16,702
Loss on revaluation of warrant liability				254
Finance expense, net				1,391
Tax expenses				-
Loss				$18,347

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 39.4% of the Company’s revenues for the year ended December 31, 2022. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.
(**)	All non-current assets are located in the state of Israel.

	As at December 31, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$3,017	$1,043	$14,818	$-	$18,878
Segment liabilities	$2,138	$717	$9,179	$-	$12,034

	As at December 31, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,316	$1,249	$4,954	$-	$8,519
Segment liabilities	$3,507	$832	$6,489	$-	$10,828

NOTE 32 – SUBSEQUENT EVENTS:

a.	On January 15, 2025, the Company granted an employee (i) 20,000 RSUs, vested immediately and (ii) 105,000 share options to purchase common shares of the company with an exercise price of $6.40 per share. The share options vest quarterly starting on January 15, 2026, and expire on January 15, 2035.

b.	On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share. All securities to be sold in the offering are being sold by the Company. The offerings closed on January 29. The total gross proceeds to the company were $30M. The Company intends to use the proceeds for continued development and expansion of existing business, and for working capital purposes. Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash and issued 60,650 common shares and 229,688 warrants as finders’ fees.

c.	On February 2, 2025, the Company granted the CEO (i) a bonus in the amount of $400, (ii) 500,000 share options to purchase common shares with an exercise price of $6.40 per share, vested immediately and expiring on February 2, 2035, and (iii) 400,000 RSUs vesting immediately upon the Company entering into one or more contracts for the binding supply of at least 10,000 smart carts.

d.	On February 12, 2025, the Company and minority shareholders of Cust2Mate Ltd. entered into a share purchase agreement pursuant to which the Company exercised a Call Option and acquired 66,194 ordinary shares of Cust2Mate, together constituting 19.81% of the issued and outstanding shares of Cust2Mate for the aggregate purchase price of $1,850. After the acquisition of the 66,194 shares in Cust2Mate, the Company holds a total of 322,743 shares of Cust2Mate, constituting 96.58% of Cust2Mate’s issued and outstanding share capital.

c.	During the period between January 1, 2025, through to March 31, 2025, the Company issued 528,508 ordinary shares in respect of 528,508 exercised warrants.

