Form 20-F
period 2025-12-31
A2Z CUST2MATE SOLUTIONS CORP.
filed 2026-04-01
CIK 1866030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2025, 43,888,042 common shares were issued and outstanding.

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

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended December 31, 2025, 2024, and 2023 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

●	The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.
●	The Company expects that it may need to raise additional capital to meet the Company’s business requirements in the future, which might be challenging, could be highly dilutive and may cause the market price of the common shares to decline.
●	The Company’s operational offices and a significant number of customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.
●	Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.
●	The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.
●	If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.
●	If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.
●	The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.
●	The Company’s growth depends, in part, on the success of the strategic relationships with third parties.
●	The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

●	Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.
●	Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.
●	The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.
●	A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.
●	The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.
●	The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.
●	The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.
●	The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.
●	The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.
●	If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.
●	The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.
●	The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.
●	It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in the Annual Report are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.
●	The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.
●	A more active, liquid trading market for the common shares may not develop, and the price of the common shares may fluctuate significantly.
●	Concentration of ownership of the common shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.
●	Sales by the Company’s shareholders of a substantial number of the common shares in the public market could adversely affect the market price of the common shares.
●	The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the common shares by existing shareholders.

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

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than USD$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company until January 4, 2027.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “large accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “SOX”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the Company.

FOREIGN PRIVATE ISSUER

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only ones we will face. If any of these risks actually occur, our business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of our securities could decline and investors in such securities could lose all or part of their investment. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Related to the Company’s Financial Position and Capital Requirements

The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.

The Company realized a comprehensive loss of approximately $39.8 million for the year ended December 31, 2025, $18.5 million for the year ended December 31, 2024 and $17.8 million for the year ended December 31, 2023. The Company has an accumulated deficit of $138 million as of December 31, 2025. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the common shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of common shares to lose all or part of such holder’s investment in the Company.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

The Company expects that it might need to raise additional capital to meet the Company’s business requirements in the future, which may be challenging, could be highly dilutive and may cause the market price of the common shares to decline.

Conditions in the capital markets are such that traditional sources of capital may not be available to the Company when needed or may be available only on unfavorable terms. The Company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of any potential future health crisis, such as the COVID 19 pandemic, conflict in the Middle East and potential escalation and spread thereof and a number of other factors, many of which are outside the Company’s control, and on its financial performance. Accordingly, the Company cannot assure that the Company will be able to successfully raise additional capital at all or on terms that are acceptable to the Company. If the Company cannot raise additional capital when needed, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

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

Risks Related to the Company’s Operations in Israel

The Company’s operational offices and a significant number of customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel and in the Middle East.

The Company’s operational offices and a significant number of customers are located in Israel. In addition, a majority of the Company’s employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may directly affect the business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. In 2026, tensions between Israel and Iran escalated into another direct military conflict. Israel, United States, and Iran commenced a series of attacks and counterattacks. While there is hope talks among the parties will resume along with a ceasefire, it is not clear when an agreement will be reached and if an agreement will be upheld. The situation remains volatile, with the potential for escalation into a broader regional conflict, and future developments are unpredictable in the region. Actual or perceived political or security instability in Israel, or changes in the political environment, could adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

The Company is continuing with its operations both in Israel and globally. However, potential changes to the security situation in Israel are difficult to predict at this stage, as are the war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire collapses or the conflict expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

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

Issues related to the development and use of Artificial Intelligence (“AI”) could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.

We are in the process of developing and integrating use of AI technology in certain offerings and our business operations. AI systems are complex, rapidly changing, and may not operate as intended. Use of AI could lead to unintended consequences, including exposing us to additional risks related to cybersecurity, privacy and data security, such as the risk of increased vulnerability to cybersecurity threats and exposure, impacts to the stability of our operations, the inadvertent disclosure, misuse, or corruption of intellectual property, confidential, personal, or competitively sensitive information that could affect our reputation. AI algorithms and datasets may also contain errors or biases or produce unexpected or unintended outcomes.

Our efforts to expand AI capabilities within our products and internal functions involve risks, costs and operational challenges. Although we aim to design, develop, and deploy AI responsibly and to identify and mitigate associated ethical, legal and technical risks, we may not detect or resolve issues before they occur.

AI technologies are complex and rapidly evolving, we could face significant competition in the market and from other companies regarding such technologies. Further, the legal and regulatory landscape for AI is rapidly evolving and uncertain, and requirements may differ across jurisdictions. Compliance with new or existing AI-related laws, regulations, or government guidance-including emerging frameworks such as those in the European Union-may impose significant costs, restrict our ability to integrate certain AI capabilities, or expose us to liability. Failures, deficiencies, or misuse of AI technologies could result in regulatory inquiries or actions, litigation or reputational damage, any of which could materially harm our business and operations.

The Company currently depends on a few customers for the smart-cart sales, a major source of the Company’s current revenues; the loss of these customers may have a material adverse effect on the Company’s operating results.

Currently, a few customers are responsible for a significant portion of the Company’s smart-cart revenues. During the years ended December 31, 2025, 2024 and 2023, these customers constituted 41%, 10% and 67% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

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

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate these material weaknesses could result in material misstatements in our financial statements

As disclosed in Item 15 of this Annual Report, management identified material weaknesses in internal control over financial reporting relating to controls over inventory, payroll and accounts payable as of December 31, 2025. During 2025, six key control areas were tested. Controls over cash, equity, payroll and financial reporting were determined to be effective; however, material weaknesses were identified in controls over procurement to pay and inventory management and counts. As a result of these material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

During 2025, we initiated remediation measures, including engaging an external SOX advisor to assist with control design, documentation and testing, hiring additional personnel within our finance and operations functions to enhance segregation of duties, and preparing for the implementation of a new enterprise resource planning (ERP) system, which became effective January 1, 2026. However, the remediation measures were not fully implemented and tested as of year end.

Although management believes these remediation efforts will strengthen our overall control environment, there can be no assurance that the measures will be sufficient to remediate the identified material weaknesses or prevent additional material weaknesses from being identified in the future. Until such time as the material weaknesses are fully remediated and tested, there is a risk that material misstatements in our financial statements could occur and not be prevented or detected on a timely basis.

If we fail to remediate the material weaknesses or maintain effective internal control over financial reporting, we may experience delays in filing required reports, increased audit costs, restatements of previously issued financial statements, regulatory scrutiny, loss of investor confidence and a decline in the market price of our common shares.

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

The trading price of our common shares is likely to be volatile, which could result in substantial losses to investors..

The trading price of our common shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located outside of the United States that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the common shares may be highly volatile for factors specific to our own operations. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the common shares could fluctuate widely in response to several factors, including:

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

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of the common shares could fluctuate based upon factors that have little or nothing to do with the Company and these fluctuations could materially reduce the share price.

If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, then Nasdaq could delist our common shares.

In order to maintain the listing of our common shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards. On January 13, 2026, we received a letter from Nasdaq indicating that, since we had not yet held an annual meeting of shareholders within twelve months of the prior fiscal year end, we were no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G). In accordance with Nasdaq Listing Rules we submitted the plan to regain compliance, based on which Nasdaq granted 180 days or until June 29, 2026, to regain compliance. Company indicated to Nasdaq that it will hold the annual meeting on March 31, 2026. If the Nasdaq Stock Market determines to delist our Common Shares from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our Common Shares;
●	the market price of our Common Shares;
●	our ability to obtain financing for the continuation of our operations;
●	the number of investors that will consider investing in our Common Shares;
●	the number of market makers in our Common Shares;
●	the availability of information concerning the trading prices and volume of our Common Shares; and
●	the number of broker-dealers willing to execute trades in our Common Shares.

Further, if we were to be delisted from Nasdaq and we are unable to obtain listing on another national securities exchange, our Common Shares would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities.

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

As of the date of this Annual Report, the Company had outstanding warrants to acquire 1,033,841 common shares and options to purchase 4,228,170 common shares. Warrants and options are exercisable for prices ranging between $1.88 and $22.75. The expiration of the term of such options and warrants ranges from January 4, 2026, to March 27, 2036. If a significant number of such warrants and stock options are exercised by the holders, the percentage of common shares owned by the Company’s existing shareholders will be diluted.

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

The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3; telephone +16475585564. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone 1-800-221-0102, as its agent for service of process in the United States. The Company’s operational offices are located at Alon 2 Tower, 4 Ariel Sharon St., Givatayim, Israel.

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

A2ZAS was the parent company of Advanced Military Solutions Ltd. (“A2ZMS”). A2ZMS was incorporated under the laws of the State of Israel in November 1998 under name Eligal Laboratories Ltd., as an engineering firm providing a cost-efficient solution for organizations to outsource maintenance of critical and sophisticated equipment. In 1992, Eligal Laboratories Ltd. expanded into the production of unmanned ground vehicle robotics as a second area of operations. In 2003, Eligal Laboratories Ltd. changed its name to Intelligent Robotics, Ltd., and in 2017, the name was changed once again to “Advanced Military Solutions Ltd.” During this time period, all sales were conducted in Israel and were focused on Israeli clientele. Effective June 30, 2025, we entered into a share purchase agreement pursuant to which we sold A2ZMS to a purchaser residing in Irael for a purchase price of 500,000 ILS. The purchaser is related to one of our directors at that time, and the agreement and related transaction were approved by all of our non-interested directors.

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

On December 30, 2019, A2ZAS entered into a call option agreement (“Call Option Agreement”) with the Company’s former Chairperson, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (“Call Option”) to purchase 66,000 ordinary shares of Cust2Mate Ltd., or Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and Mr. Joseph no longer owns any securities of Cust2Mate.

On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

On January 5, 2022, the common shares commenced trading on the Nasdaq Capital Market.

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

On February 20, 2024, the Company announced that it had applied and received approval for a voluntary delisting of the common shares from the TSXV. Effective as at the close of trading on February 28, 2024, the common shares were no longer listed and posted for trading on the TSXV. The delisting from the TSXV has not affected the Company’s listing on the Nasdaq Capital Market and the common shares continued to trade on the Nasdaq Capital Market under the symbol “AZ”.

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

On December 11, 2024, A2ZAS and Cust2Mate entered into a Loan Repayment and Option Grant Agreement (“Loan and Option Agreement”) with Smart Cart Ltd. (“Smart Cart”) and Oren Orlitsky (“Orlitsky” and, together with Smart Cart, the “Sellers”), pursuant to which Cust2Mate agreed to pay back to the Sellers their loan to Cust2Mate in the amount of $363,714. The Sellers also granted Cust2Mate an option to purchase their combined 19.33% interest (on an as issued but not fully diluted basis) in Cust2Mate (the “Transaction Shares”) for $2,000,000 (the “CL Option”). On February 13, 2025, Cust2Mate and Sellers agreed to amend the Loan and Option Agreement and Cust2Mate exercised the CL Option and paid $1.85 million for the Transaction Shares.

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

On January 2, 2026, the Company announced that Bentsur Joseph stepped down from his role as director and Chairman of the Board of Directors of the company and all its subsidiaries, effective December 31, 2025. Gadi Graus was appointed as Interim Chairman immediately following Mr. Joseph’s resignation.

Our website address is www.cust2mate.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Similar information can also be found under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/home/.

B.	Business Overview

	Precision Metal Parts	Smart Carts	Total (*)
Revenues (in thousands of $US)
Year ended December 31, 2025	$4,693	$3,208	$7,901
Year ended December 31, 2024	$4,844	$532	$5,376
Year ended December 31, 2023	$3,084	$6,128	$9,212

(*)	All revenues are generated in the state of Israel.

Revenues from the smart cart segment are generated from one customer, and account for 41%, 10%, and 67% of the Company’s revenues for the years ended December 31, 2025, 2024, and 2023. Revenues from the precision metal parts segment are generated from dozens of customers, and account for 59%, 90%, and 33% of the Company’s revenues for the years ended December 31, 2025, 2024, and 2023.

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

As of the date of this annual report, the Company has two key operating subsidiaries, both incorporated under the laws of Israel: (1) Cust2mate Ltd. and (2) Isramat Ltd. On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), its subsidiary incorporated on July 12, 2023, under the laws of Delaware.

Smart Cart Products and Services

Cust2Mate is a mobile self-checkout shopping cart solution that streamlines the retail shopping experience. With a user-friendly smart algorithm, touch screen and proprietary software, our Cust2Mate smart cart scans, recognizes and adds to a displayed shopping list, each item placed in the cart, providing the shopper with real-time information regarding items in the cart and tabulating the total cost of purchase. Our in-cart solution also enables shoppers to use the cart as the point of sale by use of mobile payment applications, e-wallets and other financial services. Cust2Mate’s point of sale feature effectively increases overall efficiency of the shopping experience, by expanding payment options for shoppers and retailers alike, reducing the need for cashiers, and reducing checkout wait times, which ultimately leads to improved customer engagement and satisfaction.

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

For retailers, Cust2Mate enables improved inventory management, increased efficiency, reduced labor costs, increased anti-fraud protection, reduced theft, larger spend by shoppers, improved product mix and real-time data analytics and insights regarding consumer behavior. Our solutions are designed to easily integrate with existing store systems.

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

In September 2025, we launched a separate division within Cust2mate to focus on advancing a business model that combines smart-cart subscriptions with retail media and advertising revenue – Retail Media Division. We are using the Company’s technology to monetize through two primary pillars: (i) a subscription-based smart-cart model and (ii) a retail media platform.

Rather than relying on one-time hardware sales, Cust2Mate generates revenue through a minimal upfront fee combined with recurring monthly per-cart subscriptions under multiyear agreements. Cust2Mate’s retail media platform is positioned as a second growth engine for the Company. We anticipate that we will generate revenues for our smart cart customers and from non-smart cart customers.

Our Customers

M. Yochananof and Sons (1988) Ltd. (“Yochananof”), a large Israeli retailer, has been our largest Cust2Mate customer to date. On September 3, 2025, we announced a $55 million purchase order from Yochananof. The purchase order covers the deployment of 5,000 cutting-edge Cust2Mate 3.0 smart shopping carts across Yochananof’s network. The purchase order is comprised of an upfront payment and monthly charges per cart, for at least 60 months.

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

On October 10, 2024, we announced that we signed a framework agreement with Trixo (“Trixo”), a leading retail technology integrator providing technology and IT and other services in Mexico and Central America, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in Mexico and Central America. On June 17, 2025, we announced that we secured an initial order for 3,000 next-generation Cust2Mate 3.0 Smart Carts from Trixo. The value of the order exceeds $25 million. The smart carts are designated for rollout starting in the first quarter of 2026. According to the agreement, they will be deployed under the Company’s recurring revenue model, with monthly charges applied per unit for at least 36 months.

On September 22, 2025, we announced a new milestone in our retail media journey through a landmark advertising agreement with Toys “R” Us Israel and The Red Pirate, two leading toy retail chains. For the first time, these household names will connect directly with shoppers through Cust2Mate’s cutting edge smart carts. The campaigns will run across up to 5,000 smart carts currently rolling out in Yochananof, Israel’s premier supermarket chain, delivering dynamic image, animation, and video ads designed to spark shopper engagement. The multi-year agreement, effective until December 2028 with an optional two-year extension, establishes Cust2Mate as a pioneering force in retail media monetization. In addition to payment based on a cost-per-thousand impressions (CPM) model, campaigns will feature QR codes and shoppable links driving purchases directly to the toy chains’ websites and apps, with Cust2Mate earning commissions on every completed transaction. Under the Agreement, Cust2Mate is guaranteed a minimum of $1.2 million in revenue starting January 2026 over the initial term, laying the foundation for recurring, performance-driven income streams.

On October 1, 2025, we announced an agreement to advertise Lego products in Israel, marking an additional milestone in the company’s rapidly expanding retail media strategy. Unlike many retail media platforms that rely solely on ad impressions, this agreement also provides Cust2Mate with commissions on every completed transaction-unlocking a powerful dual revenue stream that maximizes long-term value.

On November 25, 2025, we announced a purchase order (PO) from Super Sapir, a prominent Israeli supermarket chain, for 3,000 Cust2Mate smart shopping carts. The total contract value is $30 million. The deployment will begin in the first half of 2026. According to the agreement Super Sapir will pay a monthly fee per cart for a period of 60 months. The monthly fee covers the smart carts, charging stations, software, management system, dashboards, and maintenance and support services that ensure long-term platform performance and innovation, while also generating recurring revenue for A2Z Cust2Mate. In addition, A2Z Cust2Mate has received the exclusive right to commercialize the digital services provided on or generated by the Smart Carts platform within the Super Sapir chain, including advertising and media services, data collection and analysis, and the provision of services to third parties (digital marketplace), all subject to applicable commercial and privacy laws. As part of the agreement, Cust2Mate shall pay Super Sapir a fixed amount for every one-thousand advertisements sold (CPM).

On December 4, 2025, we announced that we entered into an agreement with a premium grocery retailer operating more than 50 stores in Central America to deploy the A2Z Cust2mate smart cart platform. Initial rollout is planned for early 2026 in two flagship locations, with the shared goal of expanding to a full chain-wide deployment following successful implementation

On January 5, 2026, we announced that the Company’s smart carts will be available at select stores of Migros Ticaret A.S., Turkiye’s leading in Q3 2026.

On March 31, 2026, the Company and Global Retail, a leading franchisee of the Global Carrefour group (Carrefour Israel) announced a five-year strategic agreement, valued at approximately $50 million, to deploy 4,000 smart carts across Carrefour Israel stores, alongside a comprehensive data, retail media and digital services collaboration. This landmark agreement positions Carrefour Israel as one of the first retailers in the world to implement smart cart technology at this scale, establishing a model for future deployments across international markets.

The rollout is set to begin in the third quarter of 2026 across six Carrefour Israel flagship stores and includes end to end delivery of smart carts, charging infrastructure, advanced software systems, as well as full implementation, training, and long-term support.

Our objective is to continue to generate significant additional orders of Cust2Mate smart carts in 2026.

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

We believe that our Cust2Mate Products have, and can further develop, the following competitive strengths:

●	our smart carts utilize existing technologies proven to work—there is no technological risk to overcome; barcode scanning is a tried and tested, easy to use technology which can easily be adapted for use in a smart cart;

●	our software, hardware and customer success teams have, among them, decades of experience in retail technology, supporting our efforts to design one stop shop smart cart solutions which answer the needs of the shopper, retailer and other stakeholders in the retail industry;

●	our smart carts have a proven track record with hundreds of smart carts deployed in multiple sites and markets, enabling us to provide the most comprehensive working solution, customer experience and digital platform;

●	our smart carts have multiple anti-fraud/theft capabilities which are designed to significantly reduce shrinkage from the carts without harming the shopping experience;

●	we intend to continue the development of “one to one” computer vision software and the AI-Powered Shopping Cart Inventory Change Indicator System and incorporate the solutions in future Cust2Mate smart cart offerings. The solution will supplement the smart car’s other anti-theft and fraud protection components;

●	a barcode can provide additional information, over and above product identification; for example, by providing details of the expiry or best before date which could allow dynamic pricing based on proximity of such date;

●	our smart carts are designed to be mass deployed in large supermarket chains, thus enabling them to be used by significant portions of the shoppers in the store;

●	our smart carts can provide the retail industry with new revenue streams and insights; and

●	our contemplated installed base subscription model allows for consistent revenue growth in a very large addressable market.

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

We currently have local distribution and service partners in the United States, Mexico and Central America, Australia, France, Canada and Chile. In the United States, we have a non-exclusive relationship with our distributor, who provides products and services to several thousands of stores nationally. On July 12, 2023, Cust2mate established a wholly owned subsidiary Cust2mate USA Inc. (“Cust2Mate USA”) as a strategic move to serve the thriving U.S. retail market more effectively. On September 19, 2024, we announced that we had entered into a framework agreement with Level 10, LLC, a leading retail IT service provider, for in-field installation, deployment, in-store and laboratory support, maintenance, help desk services and warranty fulfillment related to our Cust2Mate smart cart solutions to be rolled out in the United States.

Our distributors in France, Mexico and Central America and Chile (exclusive for certain chains) are leading suppliers and integrators of retail technologies throughout the country.

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

Effective December 31, 2025, Mr. Bentsur Joseph stepped down from his role as our Director and Chairman of the Board of Directors and all our subsidiaries. Following Mr. Joseph’s resignation, Mr. Gadi Graus, our Chief Executive Officer, was appointed interim Chairman of the Board, in addition to his role as CEO. We are in the process of appointing a chairperson with a track record in leading large global companies.

C. Organizational Structure

The following chart lists our material subsidiaries as at the date of this Annual Report, their respective jurisdictions of incorporation, and our direct and indirect ownership interest in each of these subsidiaries:

D. Property, Plants and Equipment

The corporate headquarters of A2Z are located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $48 thousand per month ($576 thousand annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on March 31, 2027. Lease payments are approximately $18 thousand per month ($216 thousand annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $19 thousand per month ($228 thousand annually).

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

COMPANY OVERVIEW AND DESCRIPTION OF THE BUSINESS

We are an innovative technology company operating the following four complementary business lines through our subsidiaries: (i) development and commercialization of retail “smart cart” solutions designed primarily for use in large grocery stores and supermarkets (“Cust2Mate Carts” or “Cust2Mate Products”); (ii) manufacture of precision metal parts, in part for use in our Cust2Mate Products.

In 2020, we began to rapidly develop smart carts for the retail industry, with the aim of becoming the leading mobile checkout system in the international market by providing the optimal solution for shoppers and supermarket retailers. We have since focused the majority of our strategic planning, investment, research, development and marketing efforts on our Cust2Mate smart cart products, as management believes our operational capabilities are most effectively leveraged by growing market share in the smart cart industry.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations which have been derived from the financial statements of the Company for the years ended December 31, 2025, 2024 and 2023 (in thousands of U.S. Dollars):

	Year ended December 31,
	2025	2024	2023

Revenues	$7,901	$5,376	$9,212
Cost of revenues	6,807	3,487	7,959
Gross profit	1,094	1,889	1,253

Expenses:
Research and development costs	$9,944	$3,853	$4,103
Sales and marketing costs	3,857	1,216	1,377
General and administration expenses	23,749	7,948	13,067
Loss on impairment	-	1,727	1,027
Operating loss	(36,456)	(12,855)	(18,321)

Loss (gain) on revaluation of warrant liability	(998)	4,389	(1,255)
Financial income	(618)	(158)	(85)
Financial expense	1,219	336	256
Loss from continued operations	$(36,059)	$(17,422)	$(17,237)
Loss from discontinued operations	(2,425)	(1,841)	(820)
Net loss for the year	$(38,484)	$(19,263)	$(18,057)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(1,323)	775	303
Remeasurement loss from defined benefit plans	-	6	1
Other comprehensive income	(1,323)	781	304

Total comprehensive loss for the year	$(39,807)	$(18,482)	$(17,753)

Less: Net loss attributable to non-controlling shareholders	(749)	(2,267)	(1,996)
Net loss attributable to A2Z’s shareholders	$(37,735)	$(16,996)	$(16,061)
Basic and diluted loss per share from continuing operations	$(0.96)	$(0.71)	$(1.10)
Basic and diluted loss per share from discontinued operations	$(0.07)	$(0.09)	$(0.06)
Weighted average number of shares outstanding	36,958,606	21,369,527	13,899,212

Year ended December 31, 2025 compared to the year ended December 31, 2024

Revenues

	Year ended December 31,
	2025	2024

Smart Carts	$3,208	$532
Precision Metal Parts	4,693	4,844
	$7,901	$5,376

Revenues for the year ended December 31, 2025, were $7,901 thousand as compared to $5,376 thousand for the year ended December 31, 2024. The increase is due primarily to the increase in revenues in the Company’s smart cart segment as the Company continues to delivery Smart Carts to Yochananof.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2025, were $6,807 thousand as compared to $3,487 thousand for the year ended December 31, 2024. The increase is due primarily to the increase in materials and components consumed. Materials and components consumed for the year ended December 31, 2025, was $3,675 thousand as compared to $1,566 thousand for the year ended December 31, 2024.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Year ended December 31,
	2025	2024

Payroll and related expenses	$4,610	$2,417
Subcontractor and outsourced work	935	1,081
Share-based compensation	4,154	191
Pilot expenses and other	245	164
	$9,944	$3,853

Research and development expenses related mainly to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $9,944 thousand for the year ended December 31, 2025, as compared to $3,853 thousand for the year ended December 31, 2024. The increase in 2025 results from the replacement of subcontractors and outsourced work with the hiring of additional employees who are able to do the same work at a lower cost. Share-based compensation were $4,154 thousand for the year ended December 31, 2025, as compared to $191 thousand for the year ended December 31, 2024. Payroll and related expenses were $4,610 thousand for the year ended December 31, 2025, as compared to $2,417 thousand for the year ended December 31, 2024. The increase is primarily due to an increase in the number of employees in the Company’s smart cart segment. Subcontractor and outsourced was $935 thousand for the year ended December 31, 2025, as compared to $1,081 thousand for the year ended December 31, 2024. The decrease is primarily due to a decrease in the subcontractor and outsourced work in the Company’s smart cart segment.

Sales and marketing

Sales and marketing expenses were $3,857 thousand for the year ended December 31, 2025, as compared to $1,216 thousand for the year ended December 31, 2024. The increase is primarily due to a increase in marketing costs related to the Company’s launch of its model 3.0 smart cart, and related share based compensation expenses to employees in sales and marketing.

General and administrative expenses

	Year ended December 31,
	2025	2024

Payroll and related	$2,956	$2,891
Professional fees	2,525	1,470
Share-based compensation	13,550	1,632
Depreciation and amortization	494	395
Office maintenance	951	367
Public company related expenses	173	144
Rent and related	244	200
Travel	349	184
Directors and officers insurance	350	228
Investor Relations	1,298	258
Other	859	179
	$23,749	$7,948

General and administrative expenses were $23,749 thousand for the year ended December 31, 2025, as compared to $7,948 thousand for the year ended December 31, 2024. The increase is primarily due to the increase in share-based compensation which amounted to $13,550 thousand for the year ended December 31, 2025, compared to $1,632 thousand for the year ended December 31, 2024. The increase in share-based compensation is mainly due to a increase in share-based grants in 2025 in comparison to 2024. These grants were in recognition of management achievements during 2025, including two successful financing and the launch of the model 3.0 smart-cart. Another factor which contributes to the increase in general and administrative expenses is the increase in professional fees, which amounted to $2,525 thousand for the year ended December 31, 2025, compared to $1,470 thousand for the year ended December 31, 2024. The increase in professional fees is mainly due increased activities by the company. Finally, another significant factor to the increase in general and administrative expenses is the increase in investor relations which amounted to $1,298 thousand for the year ended December 31, 2025, compared to $258 thousand for the year ended December 31, 2025. The increase in investor relations is mainly due increase activities relating to shareholder communications.

Loss on impairment

Loss on impairment for the year ended December 31, 2025, was $Nil thousand as compared to a loss of $1,727 thousand for the year ended December 31, 2024. The loss in 2024 relates to the impairment of an intangible asset recognized by the Company as a result of an undeveloped patent.

Loss on impairment of goodwill for the year ended December 31, 2025, was $Nil thousand as compared to a loss of $Nil for the year ended December 31, 2024, this shows improvement in the profits in the Company’s precision metal parts segment, that have led the Company to determine that there are no signs of decline in the value of Isramat, and no need to recognize a loss of impairment of goodwill.

Gain on revaluation of warrant liability

Gain on revaluation of warrant liability for the year ended December 31, 2025, was $998 thousand as compared to a loss of $4,389 thousand for the year ended December 31, 2024. The gain in 2025 relates to the decrease in the value of the warrant liability as of December 31, 2024, primarily caused by the decrease in the Company’s share price.

Financial expenses

Financial expenses, net for the year ended December 31, 2025, were $601 thousand as compared to $178 thousand for the year ended December 31, 2024. The expenses in 2024 were mainly a result of the recognition of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision and long term financial asset, and bank charges.

Year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues

	Year ended December 31,
	2024	2023

Smart Carts	$532	$6,128
Precision Metal Parts	4,844	3,084
	$5,376	$9,212

Revenues for the year ended December 31, 2024, were $5,376 thousand as compared to $9,212 thousand for the year ended December 31, 2023. The decrease is due primarily to the decrease in revenues in the Company’s smart cart segment as the Company completed delivery of its purchase order to Yochananof in 2023 and the Company is rolling out its new generation smart cart.

While revenues from the smart cart division is currently derived from only one customer, revenues from the Company’s advanced engineering and precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the year ended December 31, 2024, were $3,487 thousand as compared to $7,959 thousand for the year ended December 31, 2023. The decrease is due primarily to the decrease of cost of revenues in the smart cart segment.

The Company’s gross margin in the advanced engineering segment fluctuates depending on the level of revenue, since a large component relates to fixed payroll costs, and the nature of the project, as some project types have higher margins than others.

Research and development expenses

	Year ended December 31,
	2024	2023

Payroll and related expenses	$2,417	$1,758
Subcontractor and outsourced work	1,081	1,683
Share-based compensation	191	532
Pilot expenses and other	164	130
	$3,853	$4,103

Research and development expenses related mainly to the Company’s Cust2Mate product. Most of these expenses relate to outsourced software engineers that work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $3,853 thousand for the year ended December 31, 2024, as compared to $4,103 thousand for the year ended December 31, 2023. The decrease in 2024 results from the replacement of subcontractors and outsourced work with the hiring of additional employees who are able to do the same work at a lower cost. Payroll and related expenses were $2,417 thousand for the year ended December 31, 2024, as compared to $1,758 thousand for the year ended December 31, 2023. The increase is primarily due to an increase in the number of employees in the Company’s smart cart segment. Subcontractor and outsourced work were $1,081 thousand for the year ended December 31, 2024, as compared to $1,683 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in the subcontractor and outsourced work in the Company’s smart cart segment.

Sales and marketing

Sales and marketing expenses were $1,216 thousand for the year ended December 31, 2024, as compared to $1,377 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in marketing costs for the marketing of the Company’s Cust2Mate smart cart.

General and administrative expenses

	Year ended December 31,
	2024	2023

Payroll and related	$2,891	$4,007
Professional fees	1,470	1,966
Share-based compensation	1,632	4,531
Depreciation and amortization	395	414
Office maintenance	367	252
Public company related expenses	144	824
Rent and related	200	360
Travel	184	129
Directors and officers insurance	228	253
Investor Relations	258	-
Other	179	331
	$7,948	$13,067

General and administrative expenses were $7,948 thousand for the year ended December 31, 2024, as compared to $13,067 thousand for the year ended December 31, 2023. The decrease is primarily due to the decrease in share-based compensation which amounted to $1,632 thousand for the year ended December 31, 2024, compared to $4,531 thousand for the year ended December 31, 2023. The decrease in share-based compensation is mainly due to a decrease in share-based grants in 2024 in comparison to 2023. Another significant factor to the decrease in general and administrative expenses is the decrease in public company related expenses, which amounted to $144 thousand for the year ended December 31, 2024, compared to $824 thousand for the year ended December 31, 2023. The decrease in public company related expenses is mainly due to cost-cutting measures taken by the Company. Another significant factor to the decrease in general and administrative expenses is the decrease in payroll which amounted to $2,891 thousand for the year ended December 31, 2024, compared to $4,007 thousand for the year ended December 31, 2024. The decrease in payroll is mainly due to cost-cutting measures taken by the Company as well as a reduction in headcount.

Loss on impairment

Loss on impairment for the year ended December 31, 2024, was $1,727 thousand as compared to a loss of $1,027 thousand for the year ended December 31, 2023. The loss in 2024 relates to the impairment of an intangible asset recognized by the Company as a result of an undeveloped patent. The loss in 2023 relates to the impairment of goodwill recognized by the Company.

Loss on impairment of goodwill for the year ended December 31, 2024, was $Nil thousand as compared to a loss of $1,027 thousand for the year ended December 31, 2023, this shows improvement in the profits in the Company’s precision metal parts segment, that have led the Company to determine that there are no signs of decline in the value of Isramat, and no need to recognize a loss of impairment of goodwill.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the year ended December 31, 2024, was $4,389 thousand as compared to a profit of $1,255 thousand for the year ended December 31, 2023. The loss in 2024 relates to the increase in the value of the warrant liability as of December 31, 2024, primarily caused by the increase in the Company’s share price.

Financial expenses

Financial expenses, net for the year ended December 31, 2024, were $178 thousand as compared to $171 thousand for the year ended December 31, 2023. The expenses in 2023 were mainly a result of the recognition of the commitment to compensate former shareholders of Isramat. Financial expenses comprise interest on loans and leases, interest and accretion in respect of application of IFRS 16, revaluation of a provision and long term financial asset, and bank charges.

Additional annual financial information

	Year Ended December 31
(In Thousands)	2025	2024	2023
Total assets	$85,160	$18,878	$8,519
Total non-current financial liabilities	1,787	496	5,196
Distributions or cash dividends declared per-share	-	-	-

REVIEW OF QUARTERLY RESULTS

(In Thousands)	31/12/2025	30/09/2025	30/06/2025	31/03/2025
Total revenues	$3,647	$1,547	$1,160	$1,547
Gross profit (loss)	$(282)	$526	$270	$580
Total comprehensive loss from continuing operations	$(18,303)	$(2,695)	$(12,865)	$(5,944)
Basic and diluted loss per share from continuing operations	$(0.42)	$(0.07)	$(0.31)	$(0.16)

(In Thousands)	31/12/2024	30/09/2024	30/06/2024	31/03/2024
Total revenues	$1,420	$1,572	$1,144	$1,240
Gross profit	$790	$690	$85	$324
Total comprehensive loss from continuing operations	$(11,879)	$(3,399)	$(2,532)	$(672)
Basic and diluted gain (loss) per share from continuing operations	$(0.40)	$(0.16)	$(0.16)	$0.02

The loss per quarter and related net loss per share is a function of the level of activity that took place during the relevant quarter. Total comprehensive losses in the fourth quarter of 2025 and throughout four quarters in 2024 remained consistent. The reason for the losses is due to increased research and development expenses and general and administrative costs, largely due to the Company’s expansion ahead of expected increased revenues in future periods.

Analysis of Fourth quarter results

Revenues for the fourth quarter of 2025 were $3,647 thousand as compared to $1,547 thousand for third quarter of 2025. Gross profit (loss) for the fourth quarter of 2025 was $(282) thousand as compared to a gross profit of $526 thousand for the third quarter of 2025. Comprehensive loss for the fourth quarter of 2025 was $18,303 thousand as compared to $2,695 thousand for third quarter of 2025. The increase is mainly due to increase in general and administration expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2025, the Company had accumulated losses of $138,187 thousand and a net loss in the amount of $38,484 thousand for the year ended December 31, 2025. As of the date of the issuance of the accompanied consolidated financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities. Following the equity raised during the first quarter of 2026, the Company has sufficient working capital for at least the next 12 months.

Working capital

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$13,525	$13,526
Restricted cash	384	206
Inventories	3,891	796
Investment in financial assets	55,642	-
Short term trade receivables	3,034	2,024
Other accounts receivable	2,937	581
Total current assets	$79,413	$17,133

Short term loan and current portion of long-term loans	9	826
Lease liability	819	217
Trade payables	3,348	1,834
Other accounts payable	2,200	918
Warrant liability	576	7,743
Total current liabilities	$6,952	$11,538

Working capital	$72,461	$5,595

Cash flow

	Year ended December 31,
	2025	2024
Net cash used in operating activities	(22,907)	(11,711)
Net cash used in investing activities	(57,019)	(269)
Net cash provided from financing activities	81,305	22,807
Increase in cash	1,379	10,827

Year ended December 31, 2025, compared to the year ended December 31, 2024

During the year ended December 31, 2025, the Company’s overall position of cash increased by $1,379 as compared to an increase of $10,827 thousand for the year ended December 31, 2024. This increase can be attributed to the following activities:

Operating activities

The Company’s net cash used in operating activities during the year ended December 31, 2025, was $22,907 thousand as compared to $11,711 thousand for the year ended December 31, 2024. The increase is due primarily to the increase in the net loss for the period.

Investing activities

Cash used in investing activities for the year ended December 31, 2025, was $57,019 thousand as compared to $269 thousand used in investing activities during the year ended December 31, 2024.

Financing activities

Cash provided from financing activities for the year ended December 31, 2025, was $81,305 thousand, and was mainly due to the issuance of shares and warrants in the amount of $65,727 thousand, and the exercise of warrants in the amount of $18,433 thousand and proceeds from receipt of loans in the amount of $Nil thousand, offset by repayment of loans in the amount of $808 thousand, and a repayment of a contingent liability in the amount of $Nil thousand. Cash provided from financing activities for the year ended December 31, 2024, was $22,807 thousand, and was mainly due to the issuance of shares and warrants in the amount of $24,435 thousand, and the exercise of warrants in the amount of $576 thousand and proceeds from receipt of loans in the amount of $95 thousand, offset by repayment of loans in the amount of $580 thousand, and a repayment of a contingent liability in the amount of $1,136 thousand.

Capital Resources

The Company is an early-stage technology company focused on research and development of its products and currently does not generate significant cash flows from some areas of its operations.

As at December 31, 2025, the Company had an estimated working capital of $72.5 million including a cash balance of $13.5 million.

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

On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 common shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 common shares at a purchase price of $6.40 per share (the “Registered Direct Offering”). The offerings closed on January 29, 2025. The total gross proceeds to the company were $30 million, before deducting underwriting discounts and other offering expenses. Titan Partners Group LLC, a division of American Capital Partners (“Titan Partners”), acted as sole bookrunner for the underwritten public offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase up to 229,688 Common Shares with an exercise price of $8.00 per share. The Company also issued 60,650 common shares as finders’ fees to a non-US resident in connection with the Registered Direct Offering, which shares were issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act, for transactions not involving a public offering.

On September 16, 2025, the Company announced the pricing of an underwritten public offering of 5,625,000 common shares at a public offering price of $8.00 per share. The offering closed on September 18, 2025. The total gross proceeds to the company were $45 million, before deducting underwriting discounts and other offering expenses. Titan Partners acted as sole bookrunner for the offering. The Company paid $2.4 million in cash toward underwriter discounts and issued to the Underwriter, or its assignees, five-year warrants to purchase up to 324,625 Common Shares with an exercise price of $10.00 per share. The Company also paid certain non-US residents, not related to the underwriter, $553,000 cash fees in connection with the public offering.

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

The following transactions arose with related parties (in thousands of US Dollars):

	Year ended December 31, 2025				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2025
Chairman and former CEO	$-	$578	$-	$578	$(61)
Director and CEO	-	1,161	9,035	10,196	(63)
CFO and director	-	34	8	42	(3)
Directors	21	-	21	42	(2)
	$21	$1,773	$9,064	$10,858	$(129)

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Chairman and former CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO and director	14	19	34	67	(2)
Directors	19		63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
CEO and company controlled by CEO	$-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

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

Intangible assets

An impairment test on capitalized development costs is undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability Test includes recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher value in use and fair value less costs to sell), the asset is written down accordingly.

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

CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 44,545,009 Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD
88,440	Warrants	April 18, 2026	$22.75
433,825	Warrants	May 28, 2026	$22.75
3,200	Warrants	October 2, 2026	$1.88
183,751	Warrants	January 29, 2030	$8.00
324,625	Warrants	September 16, 2030	$10.00
20,000	Options	June 3, 2026	$15.32
6,670	Options	October 28, 2026	$14.59
360,000	Options	August 2, 2032	$6.49
120,000	Options	August 21, 2032	$7.30
320,000	Options	January 4, 2033	$3.01
40,000	Options	November 25, 2027	$3.67
99,000	Options	April 18, 2033	$2.92
441,000	Options	August 14, 2033	$6.40
105,000	Options	January 15, 2035	$3.67
500,000	Options	February 2, 2035	$2.92
30,000	Options	June 20, 2035	$1.775
187,000	Options	June 20, 2035	$6.40
224,000	Options	October 9, 2035	$8.00
500,000	Options	December 30, 2035	$6.00
1,250,500	Options	December 30, 2035	$8.00
25,000	Options	March 27, 2036	$8.00
5,262,011

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

As of December 31, 2025, five of our patent applications were protected through pending applications. We file patent applications in the United States and, when appropriate, certain other countries for inventions that we consider significant.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth certain information relating to our directors and senior management. The business address for our directors and senior management is c/o 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3. Each director’s term will expire at the next annual meeting of shareholders.

Bentsur Joseph, 66, was the President and Chief Executive Officer of the Company from December 18, 2019 until April 18, 2024, and a Director and Chairman of the Board of the Company from December 18, 2019 until December 31, 2025, as well as the President and Chief Executive Officer of A2ZMS since 1998. Effective December 31, 2025, Mr. Joseph resigned from all his roles held with the Company and all our subsidiaries. Prior to joining A2Z, between 1999 and 2001, Mr. Joseph served as the Chairman of Elad Hotels – Part of the Isaac Tshuva group of companies. Prior thereto, between 2001 and 2003, Mr. Joseph served as the CEO of DIG Ltd., a public company which produces and sells electric components through the biggest shops and chain stores all over Israel. Prior thereto, Mr. Joseph served as a director of MARLAZ, a large well recognized public holding company which owns various publicly traded companies in the industrial, real estate, communication, and hi-tech industries. Mr. Joseph holds an Electronic field-engineer degree from Israeli Air-Force unit and Project Management Diploma from Tel-Aviv University.

Reeves Ambrecht, 48, was appointed to serve on the board of directors on April 14, 2024. Mr. Ambrecht presently serves as Managing Partner of RDA Enterprises, LLC and as Managing Director of Stillwater Asset Management. Prior to that, he served as Managing Director at The Debt Exchange, where he advised financial institutions on portfolio management and liquidity needs. Mr. Ambrecht began his career as a licensed real estate associate with Cushman & Wakefield where he advised commercial tenants regarding real estate strategies.

Alan Rootenberg, 73, has served on the board of directors since May 2020, and was appointed as Chief Financial Officer on August 12, 2024. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018) Solvbl Solutions Inc. since February 2021. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his professional designation in both South Africa and Ontario, Canada.

Yonatan de Jongh, 43, has served on the board of directors since February 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Gadi Graus, 60, has served on the board of directors since January 6, 2023 and as interim Chairman since January 1, 2026. On April 18, 2024, Mr. Graus was appointed as Chief Executive Officer of the Company. Prior to joining the Company, Mr. Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. He also serves as a director and Chief Executive Officer of Cust2Mate, one of the Company’s subsidiaries. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University).

Adi Vazan, 44, has served on the board of directors since July 7, 2023. Mr. Vazan is an experienced entrepreneur and accomplished senior executive, with extensive and diverse experience in managing companies and organizations, with understanding of both the technological and business aspects inherent in the Company’s activities. Mr. Vazan has a BA in economics and logistics from Bar Ilan University, Israel and an MBA from the Lev Academy, Jerusalem, Israel.

The participation of the directors and senior management of the Company in publicly traded issuers at the date of this Annual Report is described in the following table:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Alan Rootenberg	Solvbl Solutions Inc.	CSE	CFO	February 2021	Present
	A2Z Cust2Mate Solutions Corp.	Nasdaq	Director and CFO	May 2020 (director) and August 2024 (CFO)	Present
	BioHarvest Sciences Inc.	CSE	CFO	November 2018	Present
	Clearmind Medicine Inc.	CSE	Director and CFO	December 2019	Present
	Eco (Atlantic) Oil & Gas Ltd	TSXV	CFO	November 2011	Present

B. Compensation

The following table is a summary of compensation paid to senior management for the financial year ended December 31, 2025:

				Non-equity incentive plan compensation ($) (USD)
Name and principal position	Salary ($) (USD)	Share-based awards ($) (1) (USD)	Option-based awards ($) (USD)	Annual incentive plans	Long-term incentive plans	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Bentsur Joseph – Former CEO *	578,000	-	-	-	-	-	-	578,000
Alan Rootenberg –CFO	34,000	-	8,100	-	-	-	-	42,100
Gadi Graus - CEO	1,161,000	2,971,000	6,064,000	-	-	-	-	10,196,000

* resigned effective April 18, 2024

(1)	Fair value of restricted share units granted during the year, based on the closing price of the Company’s shares at day of grant.

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

Agreements with Gadi Graus

On August 4, 2022, the Company issued Mr. Gadi Graus with: (i) 160,000 RSUs, of which 40,000 vest immediately and 120,000 vest in three equal annual instalments with the first instalment vesting on August 2, 2023; (ii) 360,000 Options to purchase common shares of the Company with exercise price of CDN$8.9, of which 90,000 vest immediately and the remainder in 6 equal instalments every six months, with the first instalment on February 2, 2023. The options can be exercised until August 2, 2032. RSUs and Options were issued in accordance with the Company’s stock option plan under the 102 Equity Grant route.

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

On February 12, 2025, the Company issued Mr. Gadi Graus with: (i) 500,000 share options to purchase Common Shares with an exercise price of $6.40 per share, vesting immediately and expiring on February 2, 2035.

On February 12, 2025, the Company granted Mr. Gadi Graus 400,000 RSUs pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 10,000 smart carts.

On December 28, 2025, the Company granted Mr. Gadi Graus 500,000 RSUs pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 30,000 smart carts.

On December 30, 2025, the Company issued Mr. Gadi Graus with: (i) 500,000 share options to purchase Common Shares with an exercise price of $8.00 per share, vesting immediately and expiring on December 30, 2037.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of option awards granted to the Named Executive Officers that were outstanding as at December 31, 2025.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Alan Rootenberg	12,000	1.78	August 14, 2034	56,760
Yonatan de Jongh	10,000	1.78	August 14, 2034	47,300
Yonatan de Jongh	6,671	14.59	October 28, 2026	Nil
Adi Vazan	10,000	1.78	August 14, 2034	47,300
Reeves Ambrecht	10,000	1.78	August 14, 2034	47,300

Gadi Graus	360,000	6.19	August 2, 2032	115,200

Gadi Graus	500,000	6.40	February 12, 2035	55,000

Gadi Graus	500,000	8.00	December 30, 2035	Nil

(1)	Calculated based on the difference between the closing price of $6.51 per Common Share as at December 31, 2025, and the exercise price of the options, multiplied by the number of unexercised options.

Value Vested or Earned During the Year ended December 31, 2025

Name	Option – based awards – Value vested during the year ($)(USD)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gadi Graus	$6,064,000	$2,971,000	-
Alan Rootenberg	$8,100	$-	-
Yonatan de Jongh	$6,750	$-	-
Adi Vazan	$6,782	$-	-
Reeves Ambrecht	$6,750	$-	-

Pension Plan Benefits

No benefits were paid, and no benefits are proposed to be paid to any of the Named Executive Officers under any pension or retirement plan, other than what has been specified above.

Directors Compensation

Director Compensation Table

The following table is a summary of compensation paid to the directors of the Company, other than: (i) directors who are members of senior management; and (ii) directors who were appointed during the fiscal year 2025 who did not receive any compensation from the Company in any other role during fiscal 2025, for the year ended December 31, 2025:

Name and principal position	Year	Fees earned ($) (USD)	Share-based awards ($) (USD)	Option- based awards ($) (USD)	Non-equity incentive plan compensation ($) (USD)	Pension value ($) (USD)	All other compensation ($) (USD)	Total compensation ($) (USD)
Yonatan de Jongh - Director	2024	12,000	7,100	16,500	Nil	Nil	Nil	35,600
	2025	10,500	-	6,750	Nil	Nil	Nil	17,250
Reeves Ambrecht - Director	2024	Nil	7,100	16,500	Nil	Nil	Nil	23,600
	2025	Nil	-	6,750	Nil	Nil	Nil	6,750
Adi Vazan - Director	2024	12,000	7,100	16,500	Nil	Nil	Nil	35,600
	2025	10,500	-	6,782	Nil	Nil	Nil	17,282

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option – based awards –Value vested during the year ($) (USD)	Share-based awards–Value vested during the year ($)	Non-equity incentive plan compensation–Value earned during the year ($)
Yonatan de Jongh	-	-	-
Reeves Ambrecht	-	-	-
Adi Vazan	-	-	-

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

D. Employees

The Company had 122 employees, 119 are located in Israel, as of the date of this annual report. The Company’s Cust2Mate division has 81 employees (directly or through a dedicated subcontractor) and the Company’s subsidiary, Isramat, has 38 employees.

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

The RSU Plan entitles a director, officer, employee or consultant of the Company or any of its affiliates and any such person’s personal holding company (“Eligible Person”), as designated by the Board in a resolution, to receive a Restricted Share Unit (“Restricted Share Units” or “RSUs”), granted or credited to a Participant’s notional account pursuant to the terms of the RSU Plan. The maximum aggregate number of common shares issuable under the RSU Plan is 3,424,501 common shares. Participants of the RSU Plan who are residents of Israel are subject to the sub plan.

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

As of December 31, 2025, there were 1,430,000 RSUs outstanding to purchase common shares, of which 930,000 have vested as of this date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of our shares as of March 31, 2026, by:

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

The Company’s major shareholders do not have different voting rights.

The percentage of voting shares beneficially owned is computed on the basis of 44,545,009 shares outstanding as of the date of this Annual Report.

	Common Shares
Name of beneficial owner	Number of shares	Percentage of shares
Named executive officers and directors:
Reeves Ambrecht(1)	46,827	*
Alan Rootenberg (2)	29,833	*
Yonatan de Jongh(3)	18,004	*
Gadi Graus (4)	2,371,428	5.3%
Adi Vazan(5)	7,333	*
Over 5% shareholders:
Bentsur Joseph	2,403,818	5.4%

(1)	Includes 3,333 options.
(2)	Includes 4,000 options.
(3)	Includes 10,004 options.
(4)	Includes 1,360,000 options.
(5)	Includes 3,333 options

* Less than 1%

Significant Changes in Ownership

We are not aware of significant changes in ownership of our shares by these shareholders during the past three fiscal years.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2026, there were a total of 4,046 holders of record of our shares, of which 208 are located in Canada and 31 are located in the United States.

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

The Company’s former Chairman, Bentsur Joseph, participated in the private placements closed on November 28, 2022, and on August 14, 2024, in the aggregate amount of $750 thousand, and $340 thousand, respectively, on the same terms and conditions as all other participants.

The Company’s Chief Executive Officer, Gadi Graus, participated in the private placements closed on April 4, 2024, and on August 14, 2024, in the aggregate amount of $105 thousand, and $80 thousand, respectively, on the same terms and conditions as all other participants.

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction. See also note 31.

The following transactions arose with related parties:

	Year ended December 31, 2025				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2025
Former Chairman and CEO	$-	$578	$-	$578	$(61)
Director and CEO	-	1,161	9,035	10,196	(63)
CFO and director	-	34	8	42	(3)
Directors	21		21	42	(2)
	$21	$1,773	$9,064	$10,858	$(129)

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Former Chairman and CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO and director	14	19	34	67	(2)
Directors	19		63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	$1,235	$-	$1,235	$(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

On September 30, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with Shelfie-Tech Ltd. (“Shelfie”) an Israeli company organized under the laws of the State of Israel, developing an innovative patented technology, a robotic retail shelf monitoring system using advanced machine learning and image processing algorithms to automatically optimize inventory management. At the closing and upon the terms and conditions set forth in the Agreement, the Company invested $158 in cash, in exchange for 237,897 ordinary shares, NIS 0.001 par value of Shelfie (the “Shelfie Shares”) based on a price per share of $0.66, during the year 2024, the Company invested $42 in cash, in exchange for 65,548 ordinary shares, NIS 0.001 par value of Shelfie based on a price per share of $0.65, resulting in the Company holding 1.3% of the issued and outstanding shares of Shelfie. As of December 31, 2025, fair value of the Shelfie Shares is $333 and the Company has recorded a financial gain in the amount of $123 for the year ended December 31, 2025.

The Company’s former Chairman, Bentsur Joseph, serves as the Chief Executive Officer of Shelfie.

Director Indemnity Agreements

On March 17, 2025, the Company entered into several director indemnity agreements (the “DIAs”) with the directors of the Company. The DIAs are subject to all applicable laws, including the applicable limitations and restrictions set forth in the BCBCA. The following material points must be read in conjunction with the form of indemnity agreement which is included as an exhibit in this Annual Report. Pursuant to the DIA, the Company will:

●	indemnify and hold harmless the director against and from any and all losses (as such term is defined in the form of indemnity agreement which is included as an exhibit to this Annual Report), which may be reasonably suffered, sustained, incurred or be required to pay in respect of any claim ( as such term is defined in the form of indemnity agreement which is included as an exhibit to this Annual Report) if the director acted honestly and in good faith with a view to the best interests of the Company, and if in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director has reasonable grounds to believe their conduct was lawful;
●	gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
●	indemnify the directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

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

B. Significant Changes

See “Note 33 - Subsequent Events” to our consolidated financial statements included in this Annual Report beginning on page F-1 for a discussion of significant events that have occurred since December 31, 2025.

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

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. U.S. Treasury Department guidance indicates that the common or ordinary shares which are listed on Nasdaq, should be considered readily tradable on an established securities market in the U.S. Accordingly, the common shares are expected to satisfy this requirement in respect of the taxable year ended December 31, 2025. However, there can be no assurance that the common shares will be considered readily tradable on an established securities market in future years. Notwithstanding the foregoing, the Company will not constitute a qualified foreign corporation for purposes of these rules if either it is a passive foreign investment company, or “PFIC”, for the taxable year in which it pays a dividend or for the preceding taxable year (see “-Passive foreign investment company status” below).

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

The Company is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for its taxable year ended December 31, 2025, or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, certain aspects of the PFIC rules are unclear and subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be treated as a PFIC for any taxable year.

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

	December 31,	December 31,
	2025	2024
Cash and cash equivalents	$13,525	$13,526
Restricted deposits	384	206
Investment in financial assets	55,642	-
Short term and long term trade receivables	4,255	2,024
Long term financial assets at fair value	333	200
Other accounts receivable	2,937	581
Total	$77,076	$16,537

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

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31, 2025, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $838.

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

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$3,348	$3,348	$-
Other accounts payable	$2,200	$2,200	$-
Loans	$38	$9	$29
Lease liability	$2,577	$819	$1,758

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

During 2025 and 2024, the Company’s borrowings at variable rate were denominated in NIS.

The Company’s exposure to cash flow interest rate risk from long-term borrowings at variable rate, which is immaterial.

Capital Management:

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2025. There are no externally imposed restrictions on the Company’s capital.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

A. – D.

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025. Based on this evaluation, management concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB.

Management assessed the effectiveness of ICFR as of December 31, 2025 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management identified material weaknesses in controls over inventory, payroll and accounts payable. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis.

As a result of these material weaknesses, management concluded that the Company’s ICFR was not effective as of December 31, 2025.

Remediation Efforts

During 2025, the Company initiated remediation actions to address the identified material weaknesses. These actions included engaging an external SOX advisor to assist with control design, documentation and testing, hiring additional personnel within the finance and operations functions to enhance segregation of duties and strengthening oversight procedures.

During 2025, six key control areas were tested. Based on testing performed, controls over cash, equity, payroll and financial reporting were determined to be effective however, material weaknesses were identified in controls over procurement to pay and inventory management and counts In addition, the Company prepared during 2025 for the implementation of a new enterprise resource planning (ERP) system, which became effective January 1, 2026. Although management believes these actions will strengthen the overall control environment, the remediation measures were not fully implemented and tested as of December 31, 2025. Accordingly, the material weaknesses described above had not been remediated as of year-end.

Management will continue to monitor the effectiveness of the remediation measures and will evaluate whether the identified material weaknesses have been remediated in future reporting periods following sufficient time and testing.

Changes in Internal Control Over Financial Reporting

Except for the remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding ICFR as the Company is an emerging growth company and is exempt from such requirement.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics applicable to our directors, officers, and employees. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at www.cust2mate.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by BDO Ziv Haft for certain services rendered to our company during fiscal year 2025 and fiscal year 2024.

	For the year ended
	December 31, 2025	December 31, 2024
Audit fees(1)	$216,500	$150,000
Audit-related fees(2)	35,000	16,000
Tax fees(3)	13,500	13,500
All other fees(4)	-	-
Total	$265,000	$179,500

(1)	The aggregate fees billed in connection with the audit of the Company.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 7, 2026, we announced the approval of a share repurchase program (“Share Repurchase Program”). The Share Repurchase Program authorizes us to repurchase up to $20.0 million of our Common Shares. The Share Repurchase Program initially was due to expire on April 6, 2026 but on March 26, 2026 it was extended to July 6, 2026. Pursuant to the Share Repurchase Program, we may purchase common shares from time to time at the discretion of management through open market purchases or block trades, as appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act. We expect to utilize existing cash and cash equivalents to fund repurchases made under this program. We have engaged Oppenheimer &Co., Inc. as the broker for the Repurchase Program.

We made no repurchases of our securities during the period covered by this Report.

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

Nasdaq Rule 5620(a) (“Rule 5620(a)”) requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. To that end, on January 13, 2026, we received a letter from Nasdaq indicating that, since we had not yet held an annual meeting of shareholders within twelve months of the prior fiscal year end, we were no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G). In accordance with Nasdaq Listing Rules we have been given 45 calendar days to submit the plan to regain compliance, based on which Nasdaq may grant 180 days or until June 29, 2026, to regain compliance. The meeting is proposed to be held on March 31, 2026.

The Company has reviewed the Nasdaq corporate governance requirements and confirms that except as described herein, the Company is in compliance with the Nasdaq corporate governance standards in all significant respects:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of our insider trading policy is attached as Exhibit 11.2 to this annual report.

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

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. — “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Title
1.1	Articles of ECC Ventures 1 Corp. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.2	Certificate of Name Change (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.3	Certificate of Incorporation (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
1.4	Certificate of Name Change
2.1	Specimen Share Certificate (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
2.2	Description of the Rights of Each Class of Securities (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.1+	Cust2mate Smart Cart Orders with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.2+	Maintenance and Support Agreement with Yochananof (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.3	Flex Manufacturing Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.4	Services Agreement with Mida Consulting and Investments Ltd. (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.5	Services Agreement with Ninety Six Capital Ltd (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.6	Employment Agreement with Gadi Graus (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.7	Stock Option Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.8	RSU Plan (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.9	Form of 2023 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.10	Form of 2023 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.11	Form of October 2022 Subscription Agreement (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.12	Form of October 2022 Warrant (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.13	Services Agreement between A2Z MS Military Solutions Ltd. and Elmag Law Offices dated November 1, 2022 (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
4.14	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.15	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.16	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 14, 2023)
4.17	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.18	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)

Exhibit No.	Exhibit Title
4.19	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 20, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on December 14, 2023)
4.20	Form of Purchase agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.21	Form of Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.22	Form of Private Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on January 4, 2024)
4.23	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on April 2, 2024)
4.24	Form of Private Placement Common Share Purchase Agreement. (incorporated by reference herein to the Company’s current report on Form 6-K filed on April 2, 2024)
4.25	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on October 2, 2024)
4.26	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on October 15, 2024)
4.27	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on December 16, 2024)
4.28	Underwriting Agreement by and between the Company and Titan Partners Group LLC, dated January 27, 2025 (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.29	Form of Representative Warrant (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.30	Form of Securities Purchase Agreement (incorporated by reference herein to the Company’s current report on Form 6-K filed on January 29, 2025)
4.31	Consulting Agreement with Alan Rootenberg
4.32	Form of Director Indemnity Agreement
4.33	Share Purchase Agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on June 12, 2025)
4.34	Share Purchase Agreement (incorporated herein by reference to the Company’s current report on Form 6-K filed on July 8, 2025)
4.35

Underwriting Agreement by and between the Company and Titan Partners Group LLC, dated January 27, 2025 (incorporated herein by reference to the Company’s current report on Form 6-K filed on September 18, 2025)

4.36	Form of Representative Warrant (incorporated herein by reference to the Company’s current report on Form 6-K filed on September 18, 2025)
8.1	List of subsidiaries
11.1	Code of Ethics (incorporated herein by reference to the Company’s annual report on Form 20-F filed on March 27, 2023)
11.2	Insider Trading Policy
12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Executive Officer
12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) by Principal Financial Officer
13.1	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Executive Officer.
13.2	Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) of the Chief Financial Officer.
15.1	Consent of Ziv Haft Certified Public Accountants (Isr.)
97.1	Clawback Policy (incorporated by reference herein to the Company’s annual report on Form 20-F filed on April 3, 2024)
101	Interactive Data File
104	Cover Page Interactive Data File

+ Indicates that certain identified information has been excluded from the exhibit because it is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

A2Z Cust2Mate Solutions Corp.

By:	/s/ Gadi Graus
Name:	Gadi Graus
Title:	Chief Executive Officer

Date: March 31, 2026

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

A2Z CUST2MATE SOLUTIONS CORP

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of A2Z CUST2MATE SOLUTIONS CORP and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

/s/ Ziv Haft
Certified Public Accountants (Isr)
BDO Member Firm

We have served as the Company’s auditor since 2017.

Tel Aviv, Israel
March 31, 2026.

, 2026

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$13,525	$13,526
Short-term deposits	384	206
Financial assets at fair value (note 5)	55,642	-
Inventories (note 6)	3,891	796
Short term trade receivables, net (note 7)	3,034	2,024
Other accounts receivable (note 8)	2,937	581
Total current assets	79,413	17,133
Non-current assets
Intangible assets (note 9)	637	-
Long term financial assets at fair value (note 10)	333	200
Long term trade receivables (note 7)	1,221	-
Property, equipment and right of use assets, net (note 11)	3,556	1,545
Total non-current assets	5,747	1,745

Total Assets	$85,160	$18,878

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans (note 12)	$9	$826
Lease liability (note 13)	819	217
Trade payables	3,348	1,834
Other accounts payable (note 14)	2,200	918
Warrant Liability (note 16)	576	7,743
Total current liabilities	6,952	11,538
Non-current liabilities
Lease liability (note 13)	1,758	241
Long term loans (note 15)	29	108
Severance payment, net	-	147
Total non-current liabilities	1,787	496
Total liabilities	8,739	12,034
Equity (note 18)
Share capital and additional paid in capital	206,953	83,120
Warrant Reserve	10,147	30,863
Accumulated other comprehensive loss	(1,872)	(549)
Reserve with respect to transactions with non-controlling interests	927	927
Accumulated losses	(138,187)	(100,452)
Total equity attributable to Company shareholders	77,968	13,909
Non-controlling interests (note 20)	(1,547)	(7,065)
Total equity	76,421	6,844
Total liabilities and equity	$85,160	$18,878

March 31, 2026	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2025	2024(*)	2023(*)
Revenues (note 21)	$7,901	$5,376	$9,212
Cost of revenues (note 22)	6,807	3,487	7,959
Gross profit	1,094	1,889	1,253

Expenses:
Research and development (note 23)	$9,944	$3,853	$4,103
Sales and marketing (note 24)	3,857	1,216	1,377
General and administration (note 25)	23,749	7,948	13,067
Loss on impairment (note 9)	-	1,727	1,027
Operating loss	(36,456)	(12,855)	(18,321)

Loss (gain) on revaluation of warrant liabilities (note 16)	(998)	4,389	(1,255)
Financial income (note 27)	(618)	(158)	(85)
Financial expenses (note 27)	1,219	336	256
Net loss for the year from continuing operations	(36,059)	(17,422)	(17,237)
Net loss for the year from discontinuing operations (note 32)	(2,425)	(1,841)	(820)
Net loss for the year	$(38,484)	$(19,263)	$(18,057)

Less: Net loss attributable to non-controlling interests	(749)	(2,267)	(1,996)
Net loss attributable to the Company’s shareholders	(37,735)	(16,996)	(16,061)
Net loss for the year	$(38,484)	$(19,263)	$(18,057)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(1,323)	775	303
Remeasurement loss from defined benefit plans	-	6	1
Other comprehensive income	(1,323)	781	304

Total comprehensive loss for the year	$(39,807)	$(18,482)	$(17,753)

Less: Comprehensive loss attributable to non-controlling interests	(749)	(2,267)	(1,996)
Comprehensive loss attributable to the Company’s shareholders	(37,735)	(16,996)	(16,061)
	$(38,484)	$(19,263)	$(18,057)
Basic and diluted loss per share from continuing operations	$(0.96)	$(0.71)	$(1.10)
Basic and diluted loss per share from discontinued operations	$(0.07)	$(0.09)	$(0.06)
Weighted average number of shares outstanding	36,958,606	21,369,527	13,899,212

(*)	Reclassified due to discontinued operations (note 32).

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Reserve with respect to transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive loss	with non-controlling interests	Accumulated losses	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2025	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844
Net loss for the year	-	-	-	-	-	(37,735)	(749)	(38,484)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(1,323)	-	-	-	(1,323)
Total comprehensive loss for the year	-	-	-	(1,323)	-	(37,735)	(749)	(39,807)
Issuance of shares in January 2025 private placement (note 18)	4,748,150	25,946	1,368	-	-	-	-	27,314
Issuance of shares in September 2025 private placement (note 18)	5,625,000	39,781	1,960	-	-	-	-	41,741
Transactions with non-controlling interests	-	(8,117)	-	-	-	-	6,267	(1,850)

Exercise of RSU’s (note 18(P))	219,667	-	-	-	-	-	-	-
Exercise of warrants (note 18(R))	3,474,596	45,318	(24,044)	-	-	-	-	21,274
Exercise of options (note 18(Q))	225,332	548	-	-	-	-	-	548
Shares issued for services(note 18(s))	5,000	35	-	-	-	-	-	35
Share based compensation (note 19(b,c))	-	20,322	-	-	-	-	-	20,322
Balance - December 31, 2025	43,888,042	$206,953	$10,147	$(1,872)	$927	$(138,187)	$(1,547)	$76,421

	Ordinary share capital			Accumulated	Reserve with respect to transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive loss	with non-controlling interests	Accumulated losses	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2024	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)
Net loss for the year	-	-	-	-		(16,996)	(2,267)	(19,263)
Remeasurement loss from defined benefit plans	-	-	-	6	-	-	-	6
Adjustments arising from translating financial statements of foreign operations	-	-	-	775	-	-	-	775
Total comprehensive income (loss) for the year	-	-	-	781	-	(16,996)	(2,267)	(18,482)
Issuances of shares (note 18)	12,136,197	24,696	-	-	-	-	-	24,696
Exercise of RSU’s (note 18(M))	764,001	-	-	-	-	-	-	-
Exercise of warrants (note 18(L))	1,330,300	576	-	-	-	-	-	576
Share based compensation (note 19(b,c))	-	1,913	-	-	-	-	-	1,913
Balance - December 31, 2024	29,590,297	$83,120	$30,863	$(549)	$927	$(100,452)	$(7,065)	$6,844

A2Z CUST2MATE SOLUTIONS CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Reserve with respect to transactions			Total Equity of shareholders
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non-controlling interest	of the Company (Deficit)
Balance - January 1, 2023	12,378,129	$43,452	$30,863	$(1,634)	$-	$(67,395)	$(2,397)	$2,889
Net loss for the year	-	-	-	-	-	(16,061)	(1,996)	(18,057)
Remeasurement loss from defined benefit plans	-	-	-	1	-	-	-	1
Adjustments arising from translating financial statements of foreign operations	-	-	-	303	-	-	-	303
Total comprehensive income (loss) for the year	-	-	-	304	-	(16,061)	(1,996)	(17,753)
Transactions with non-controlling parties	-	-	-	-	927	-	(405)	522
Issuances of shares (note 18)	2,759,047	7,129	-	-	-	-	-	7,129
Exercise of RSU’s (note 18(E))	185,800	-	-	-	-	-	-	-
Exercise of warrants (note 18(D))	36,800	102	-	-	-	-	-	102
Share based compensation	-	4,802	-	-	-	-	-	4,802
Balance - December 31, 2023	15,359,799	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

The accompanying notes are an integral part of the financial statements.

A2Z CUST2MATE SOLUTIONS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended December 31,
	2025	2024	2023

Cash flows from operating activities
Loss for the year	$(38,484)	$(19,263)	$(18,057)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	815	862	1,027
Share based compensation	20,357	1,913	5,324
Share based compensation to service providers	-	1,286	-
Loss on deconsolidation of a subsidiary	461	-	-
Loss on impairment	-	1,727	1,027
Loss (gain) on revaluation of warrant liability	(998)	4,389	(1,255)
Gain from revaluation of investment in associate	(133)	(123)	-
Changes in employee benefits	12	26	88
Changes in inventory	(3,113)	(546)	125
Changes in short term and long term trade receivables	(2,535)	(547)	(104)
Changes in other account receivables	(2,491)	79	1,910
Accrued interest on loans and leases	191	149	9
Changes in provision	-	(169)	(85)
Changes in accounts payable	1,592	92	(482)
Changes in bank overdraft	-	30	-
Changes in deferred revenues	-	-	(1,373)
Changes in other accounts payable	1,419	(1,616)	459
Cash flow used in operating activities	(22,907)	(11,711)	(11,387)
Cash flows from investing activities
Change in deposits	(241)	(129)	(69)
Divestment in a subsidiary	(47)	-	-
Investment in financial asset at fair value	(55,642)	-	(77)
Purchase of Intangible asset	(637)	-	-
Purchase of property and equipment	(452)	(140)	(174)
Cash flow used in investing activities	(57,019)	(269)	(320)

Cash flows from financing activities
Transactions with non-controlling parties	(1,850)	-	-
Issuance of shares and warrants, net	65,727	24,435	10,317
Change in other accounts payables	-	-	1,119
Exercise of options	548	-	-
Exercise of warrants	18,433	576	102
Repayment of contingent liability	-	(1,136)	-
Lease payments	(745)	(583)	(336)
Repayment of loans	(808)	(580)	(476)
Proceeds from receipt of loans	-	95	167
Cash flows from financing activities	81,305	22,807	10,893

Increase (decrease) in cash and cash equivalents	1,379	10,827	(814)
Effect of changes in foreign exchange rates	(1,380)	308	465
Cash at beginning of year	13,526	2,267	2,616

Cash at the end of the year	$13,525	$13,526	$2,267

Interest paid during the year	29	64	80

APPENDIX A: NON-CASH ACTIVITIES
Recognition of a lease liability and right-of-use asset	2,381	283	-

See note 32 for cash flows from discontinued operations

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

The Company has been listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and traded under the symbol “AZ”. The Company has been listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following an approval for a voluntary delisting, the Company no longer trades on the TSX.V but has remained a reporting issuer in Canada and its common shares (the “Common Shares”) remain listed on Nasdaq under the symbol AZ.

The Company had two key subsidiaries (the “Subsidiaries”), all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); and (2) Isramat Ltd. (“A2Z Isramat”). On JulyMew sta 13, 2023, Cust2mate incorporated a wholly owned subsidiary, Cust2mate USA Inc. under the laws of Delaware.

On February 12, 2025, the Company and the minority shareholders of Cust2Mate Ltd. entered into a share purchase agreement pursuant to which the Company exercised its call option and acquired an additional 66,194 ordinary shares of Cust2Mate, together constituting 19.81% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for the aggregate purchase price of $1,850. After the acquisition of the 66,194 shares in Cust2Mate, the Company now holds an aggregate 322,743 shares of Cust2Mate, constituting 96.58% of Cust2Mate’s issued and outstanding share capital.

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction. See also note 32.

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

The Company’s activities through A2Z Isramat include the development of precision metal parts for the military and security markets, as well as for the civilian markets.

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war on several fronts. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold. In June 2025, following escalating threats and intelligence reports of imminent attacks, Israel conducted preemptive strikes on military and nuclear infrastructure in Iran. Iran responded with drones and missiles attacks, some of which caused civilian casualties and infrastructure damage. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. As of the date of these consolidated financial statements, conflict continues in parts of the region. The extent to which the security situation in Israel may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of December 31, 2025.

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2026.

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

B. Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2025, and 2024, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

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

Amortized cost: These assets arise principally from the provision of goods and services to customers (e.g. trade accounts receivable) but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade accounts receivable are recognized based on the simplified approach within IFRS 9 using a provision in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statement of comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

Financial assets not measured at fair value include cash and cash equivalents and trade and other receivables. Due to their short-term nature, the carrying value of cash and cash equivalents, loans to others, trade and other receivables, and trade payables approximates their fair value.

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

3.	Allocation of Units fund raising:

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

As of December 31, 2025, and December 31, 2024, ECL for trade and other account receivables are not material. The ECL for trade and other account receivables in 2025 and 2024 were $17 and $15, respectively.

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

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

D. Fair value measurement (cont.):

Aging Schedule based on due date

	Aging schedule
	December 31, 2025	December 31, 2024
Within payment terms	$4,255	$2,024

Total	$4,255	$2,024

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2025	December 31, 2024
Government institutions	$-	$663
Industrial customers	1,658	1,361
Supermarket Chains	1,376	-
Long term trade receivables	1,221	-
Total	$4,255	$2,024

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

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

J. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1.	Identify the contracts with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the entity satisfies a performance obligation.

i.	Revenues generated from Isramat are to Israeli customers (amounted to $4,693 in 2025) and are recognized upon delivery, which is the point in time when the control of the goods is transferred to them.

ii

Revenue from sale of smart carts is recognized from sale of goods in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the smart carts to the customer.

Allocation of the Transaction Price to Performance Obligations

The Company allocates the transaction price to each performance obligation in the contract based on its relative Standalone Selling Price (SSP). The Company determines the SSP for each performance obligation as follows:

Equipment (Products): The SSP for equipment is determined based on Observable Prices from standalone sales of the same or similar products to similar customers in representative circumstances.

Services: For services where a standalone selling price is not directly observable, the Company estimates the SSP using the Expected Cost Plus a Margin approach. Under this method, the Company forecasts the costs expected to be incurred in satisfying the service (including direct labor and relevant overheads) and adds an appropriate margin. This margin reflects the return the Company expects to receive based on market conditions, industry benchmarks, and historical profit margins for similar service arrangements.

In contracts involving multiple performance obligations, the total transaction price is allocated to the equipment and services based on the relative proportion of these estimated standalone selling prices.

When consideration is received over a period exceeding 12 months, the Company adjusts the transaction price to reflect the time value of money. Revenue is recognized at the discounted present value, and the unwinding of the discount is recognized as interest income over the payment period. For the year ended December 31, 2025 and 2024, difference between the gross amount and the discounted presented value amounted to $128 and nil, respectively.

iii	Revenue from services maintenance of smart carts is recognized - over the period of the provision of such services, following the delivery of the smart cart.

iv	In cases where the Company enters into a buy-back agreement in which older models are repurchased from the customer, the amounts paid for the older models are recorded in inventory at the lower of the amount paid and the fair value of the older model. Any difference is netted off against Revenues and accounted as consideration paid to customers, for the years ended December 31, 2025 and 2024 the company recognized discounts in amount of $564 and none, respectively.

v

The Company sells smart carts to customers under arrangements that may include bill-and-hold terms, whereby legal title and control of the goods transfer to the customer upon execution of the sales agreement, while the Company retains physical possession at the customer’s request pending delivery at a future date.

Revenue is recognized under such arrangements in accordance with IFRS 15), when all of the following criteria are met:

(a)	The reason for the bill-and-hold arrangement is substantive (e.g., the customer has requested the arrangement due to ongoing site preparation for installation);

(b)	The goods are separately identified as belonging to the customer;

(c)	the goods are currently ready for physical transfer to the customer; and

(d)	The Company cannot use the goods or direct them to another customer.

In addition, the Company assesses whether the general indicators of transfer of control are satisfied, including: a present right to payment, transfer of legal title, transfer of significant risks and rewards of ownership, and customer acceptance. Physical possession is retained by the Company as custodian on the customer’s behalf and does not preclude the transfer of control in a bill-and-hold arrangement.

For the years ended December 31, 2025 and 2024, the Company recognized revenue of $2,200 thousand and nil, respectively, under bill-and-hold arrangements.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 - MATERIAL ACCOUNTING POLICIES (CONTINUED):

K. Research and development expenses

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Development costs in respect of the Company’s model 3.0 Cart meet the aforementioned criteria and therefore development costs in respect thereof in the amounts if $637 have been capitalized to Intangible Assets (see note 9).

L. New standards, interpretations and amendments adopted from 1 January 2025

The following new amendments are effective for the period beginning 1 January 2025: The Company and its subsidiaries did not have to change their accounting policies or make retrospective adjustments as a result of adopting these amended standards:

Lack of exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

On 15 August 2023, the IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates (the “Amendments”).

These Amendments are applicable for annual reporting periods beginning on or after January 1, 2025. The Amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The Amendments also introduce additional disclosure requirements when an entity estimates a spot exchange rate because a currency is not exchangeable into another currency.

IAS 21, prior to the Amendments, did not include explicit requirements for the determination of the exchange rate when a currency is not exchangeable into another currency, which led to diversity in practice.

When applying the Amendments, an entity is not permitted to restate comparative information

These Amendments have had no material effect on the interim condensed consolidated financial statements.

M. New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

-	IFRS 18 Presentation and Disclosure in Financial Statements
-	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

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

The Group does not expect to be eligible to apply IFRS 19.

N. Going Concern

In order to assess whether it is appropriate for the company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections. In arriving at this judgment, there were several assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future revenues and expenditures and the ability and timing of raising additional financing.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are:

Impairment of intangible assets

An impairment test on capitalized development costs is undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability Test includes recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher value in use and fair value less costs to sell), the asset is written down accordingly.

Determination of fair value - Warrants liabilities - derivatives and share-based payment transactions

The Company uses the Black-Scholes option-pricing model to estimate fair value. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the instrument.

NOTE 5 – FINANCIAL ASSETS AT FAIR VALUE

The reconciliation of the opening and closing fair value balance of financial instruments is provided below:

Financial assets at fair value	Level 1
USD in thousand
January 1, 2024	$-
Purchases	-
Disposals	-
Gain (loss)	-
December 31, 2024	$-
Purchases	55,240
Disposals	-
Gain (loss)	402
December 31, 2025	$55,642

General objectives, policies and processes

The Company’s investment strategy regarding its financial assets is the preservation of capital; the Company does not invest for trading or speculative purposes. The Company holds level 1 short-term investments (mutual funds and bonds) with yields ranging between 3.70% to 4.35%.

Other market price risk

The Company is exposed to price risks of shares, certificate of participation in mutual funds and bonds, which are classified as financial assets carried at fair value through profit or loss. The effect of a 1% increase in the value of the portfolio securities investment held at the reporting date would, if all other variables held constant, have resulted in an increase in the fair value through profit or loss and net assets of $560. A 1% decrease in their value would, on the same basis, have decreased the fair value through other profit or loss reserve and net assets by the same amount.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 - INVENTORIES:

	December 31,	December 31,
	2025	2024

Raw materials	$117	$454
Smart cart parts	2,528	342
Inventory in transit	636	-
Finished goods	610	-
	$3,891	$796

NOTE 7 – SHORT TERM AND LONG TERM TRADE RCEIVABLES, NET:

	December 31,	December 31,
	2025	2024

Customers	$4,272	$2,039
Expected credit losses	(17)	(15)
Trade receivables, net	$4,255	$2,024

As of December 31, 2025, the Company did not have any overdue balances and has experienced immaterial credit losses.

NOTE 8 – PREPAYMENTS AND OTHER ACCOUNTS RECEIVABLE:

	December 31,	December 31,
	2025	2024

Advances to suppliers	$2,412	$-
Prepaid expenses	120	223
Government institutions	166	241
Other	239	117
	$2,937	$581

NOTE 9 – INTANGIBLE ASSETS:

Balance, January 1, 2024	$1,850
Depreciation	(123)
write off of patent (a)	(1,727)
Balance, December 31, 2024	$-
Capitalization of model 3.0 smart carts (b)	637

Balance, December 31, 2025	$637

(a)	In February 2024, the Company decided to cease the development of its patent and recognized a loss as a result of impairment to its patent in the amount of $1,727 in the consolidated statement of comprehensive loss for the year ended December 31, 2024.

(b)	During the year, the Company identified development costs in the amount $637 in respect of the model 3.0 smart cart.

NOTE 10 – LONG TERM FINANCIAL ASSETS AT FAIR VALUE

On September 30, 2023, the Company entered into a Share Purchase Agreement (the “Agreement”) with Shelfie-Tech Ltd. (“Shelfie”) an Israeli company organized under the laws of the State of Israel, developing an innovative patented technology, a robotic retail shelf monitoring system using advanced machine learning and image processing algorithms to automatically optimize inventory management. At the closing and upon the terms and conditions set forth in the Agreement, the Company invested $158 in cash, in exchange for 237,897 ordinary shares, NIS 0.001 par value of Shelfie (the “Shelfie Shares”) based on a price per share of $0.66, during the year 2024, the Company invested $42 in cash, in exchange for 65,548 ordinary shares, NIS 0.001 par value of Shelfie based on a price per share of $0.65, resulting in the Company holding 1.3% of the issued and outstanding shares of Shelfie. As of December 31, 2025, fair value of the Shelfie Shares is $333 and the Company has recorded a financial gain in the amount of $133 for the year ended December 31, 2025.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 - PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS, NET:

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system	Leasehold improvements	Right of use asset	Total
Cost:
As of January 1, 2025	$466	$2,228	$366	$889	213	$398	$1,430	$5,990
Additions	30	77	27	132	51	135	2,381	2,833
Discontinued operation	(436)	-	(186)	(774)	-	(63)	(391)	(1,850)
Translation adjustments	43	327	44	53	34	64	193	758
As of December 31, 2025	$103	$2,632	$251	$300	298	$534	$3,613	$7,731

Accumulated depreciation:
As of January 1, 2025	$369	$1,750	$306	$505	$116	$367	$1,032	$4,445
Additions	30	110	5	48	62	4	556	815
Discontinued operation	(357)	-	(158)	(473)	-	(56)	(348)	(1,392)
Translation adjustments	30	262	32	7	17	54	(95)	307
As of December 31, 2025	$72	$2,122	$185	$87	$195	$369	$1,145	$4,175

Net Book Value:
As of December 31, 2025	$31	$510	$66	$213	103	$165	$2,468	$3,556

	Computers and electronic equipment	Machines and manufacturing equipment	Furniture and equipment	Vehicles	ERP system	Leasehold improvements	Right of use asset	Total
Cost:
As of January 1, 2024	$462	$2,152	$362	$868	$206	$394	$1,144	$5,588
Additions	11	100	4	24	-	-	283	422

Translation adjustments	(7)	(24)	-	(3)	7	4	3	(20)
As of December 31, 2024	$466	$2,228	$366	$889	213	$398	$1,430	$5,990

Accumulated depreciation:
As of January 1, 2024	$326	$1,678	$287	$412	$53	$359	$612	$3,727
Additions	50	94	13	92	55	5	417	726
Translation adjustments	(7)	(22)	6	1	8	3	3	(8)
As of December 31, 2024	$369	$1,750	$306	$505	$116	$367	$1,032	$4,445

Net Book Value:
As of December 31, 2024	$97	$478	$60	$384	97	$31	$398	$1,545

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – SHORT TERM LOANS AND CURRENT PORTION OF LONG-TERM LOANS:

	Linked to	Interest rate	December 31, 2025	December 31, 2024

Short term loans	NIS	3.2%-7.5%	$-	$715
Current portion of long-term loans			9	111

Short term loans and current portion of long-term loans			$9	$826

NOTE 13 – LEASE LIABILITY:

The Company has lease contracts for working areas and office facilities used in its operations. Leases of working areas and office facilities generally have lease terms of between 2 and 5 years. The Company has three lease contracts that include termination option, which are valid after a minimal lease period. The Company has three lease contracts that include extension options. One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $48 thousand per month ($576 thousand annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on March 31, 2027. Lease payments are approximately $18 thousand per month ($216 thousand annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $19 thousand per month ($228 thousand annually).

Set out below are the carrying amounts of lease liabilities recognized and the movements during the period:

working areas and office facilities
Balance January 1, 2024	$600
Additions	283
Accretion	(482)
Accumulated interest	58
Exchange rate differences	(1)
Balance December 31, 2024	$458
Additions	2,381
Accretion	(745)
Accumulated interest	185
Discontinued operation	(7)
Exchange rate differences	305
Balance December 31, 2025	$2,577

	Linked to	December 31, 2025	December 31, 2024

Long Term leases	NIS	$1,758	$458
Current portion of long-term leases		819	217

Non-current portion of long-term leases		$2,577	$241

NOTE 14 - OTHER ACCOUNTS PAYABLE:

	December 31,	December 31,
	2025	2024

Employees and government authorities	$1,355	$874
Related parties (note 29)	845	44
	$2,200	$918

NOTE 15 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2025	December 31, 2024

Long term loans	NIS	1.8%-6.1%	$38	$219
Less- current portion			(9)	(111)

Non current long term loans			$29	$108

The loans are from leading Israeli financial institutions and bear interest of between 1.8% - 6.1%.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 – WARRANT LIABILITY:

Certain warrants issued between November 2, 2022 and January 4, 2024, were issued with an exercise price denominated in US Dollars rather than the functional currency of the Company – New Israeli Shekels (NIS). As of December 31, 2025, there are 1,286,808 such warrants outstanding (“Liability Warrants”), see note 19 (a)(ii).

Under IAS 32 Financial Instruments: Presentation, a contract that will be settled by the exchange of a fixed number of the Company’s own equity instruments for a fixed amount of cash qualifies as an equity instrument. This is commonly referred to as the “fixed-for-fixed” criterion.

Because the exercise price of the warrants is denominated in a currency different from the Company’s functional currency, the amount of functional currency cash to be received upon exercise varies as a result of changes in foreign exchange rates. Accordingly, the warrants do not meet the fixed-for-fixed criterion and are classified as derivative financial liabilities.

The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date in accordance with IFRS 9 Financial Instruments. Changes in fair value are recognized in profit or loss within finance income (expense).

The fair value of the warrants is determined using an option pricing model that incorporates assumptions including share price, exercise price, expected volatility, expected life, risk-free interest rate and foreign exchange rates

The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93%-110% using the historical prices of the Company, risk-free interest rate of 3.62%-4.45%, expected life of 2.00 years and exercise price of CAD$3.90-CAD$7.475.

Level 3 for the period ended on December 31, 2025:

Balance at December 31, 2023	$3,075
Issuance of warrants	1,027
Warrant exercise	(450)
Revaluation at December 31, 2024	4,384
Effect of changes in foreign exchange rates	(293)
Balance at December 31, 2024	$7,743
Expiration of warrants	(816)
Warrant exercise	(5,592)
Revaluation at December 31, 2025	2,218
Effect of changes in foreign exchange rates	(2,977)
Balance at December 31, 2025	$576

For the year ended December 31, 2025, the Company recorded a loss on the revaluation of Liability Warrants in the amount of $998 (for the year ended December 31, 2024 - $4,384).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 17 – LIENS, COMMITMENTS AND PROVISIONS:

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

NOTE 18 – SHAREHOLDERS’ EQUITY:

A.	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 713,424 units (“March 2023 Units”) at a price per March 2023 Unit of US$3.65 (CAD$4.875). Each March 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 356,711 Warrants were issued with an exercise price of CAD$5.875 (US$4.375) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 356,711 Common Shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 57,074 March 2023 Private Placement Warrants were issued in connection with the private placement.

B.	On June 15 and June 20, 2023, the Company closed a registered direct offerings for gross proceeds of $6,873 through the issuance of 1,527,310 units (“June 2023 Units”) at a price per Unit of US$2.875 (CAD$3.90). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 763,654 Warrants were issued with an exercise price of CAD$7.325 (US$5.50) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 763,654 Common Shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 122,185 non-registered warrants were issued in connection with the Registered Direct Offerings. The cash finders’ fees are charged against Share Capital and Additional Pain In Capital in the Statement of Chanes in Shareholder Equity and the fair value of the warrants is credited to the Warrant Reserve on the Statement of Chanes in Shareholder Equity.

C.	On December 13, 2023, the Company closed registered direct offerings for gross proceeds of $1,490 through the issuance of 518,313 units (“December 2023 Units”) at a price per Unit of US$2.875 (CAD$3.40). Each December 2023 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 259,156 Warrants were issued with an exercise price of CAD$5.125 (US$3.75) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 259,156 Common Shares (“December 2023 Registered Direct Offerings Warrants”). A finder’s fee of $119 (CAD$162) was paid and 41,465 non-registered warrants were issued in connection with the Registered Direct Offerings.

D.	During the year ended December 31, 2023, the Company issued 36,800 Common Shares in respect of 36,800 warrants that were exercised for gross proceeds of $140.

E.	During the year ended December 31, 2023, the Company issued 185,800 Common Shares in respect of 185,800 RSUs that were exercised.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – SHAREHOLDERS’ EQUITY (CONTINUED):

F.	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 1,122,521 units (“January 2024 Units”) at a price per Unit of $2.88 (CAD$3.40). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “January 2024 Warrant”). An aggregate of 561,260 January 2024 Warrants were issued with an exercise price of CAD$5.13 ($3.75) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 561,260 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 89,802 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

G.	On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company issued 293,776 common shares as finders’ fee.

H.	On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2,502, at a purchase price of $0.875 per common share and $0.875 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.0001 per share. Each pre-funded warrant has an exercise price of $0.00025 per share and will expire when exercised in full.

Certain directors and officers of the Company purchased $420 value of common shares in the private placement. In connection with the closing, the Company has issue certain non-U.S. residents 180,624 common shares as finders fees.

I.	On October 2, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 2,165,200 common shares at a purchase price of US$1.875 per share, for gross proceeds of $4,060. The Company paid $325 and issued 134,720 common shares and 21,333 warrants as finders’ fees.

J.	On October 15, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 642,858 common shares at a purchase price of US$2.80 per share, for gross proceeds of $1,800, The Company paid $144 and issue 51,428 common shares as finders’ fees.

K.	On December 16, 2024, the Company issued in a registered direct offering 1,947,000 common shares at a purchase price of $6.40 per share, for gross proceeds of $12,460. The Company paid $997 in cash and issued 146,940 common shares as finders’ fees.

L.	During the year ended December 31, 2024, the Company issued 1,330,300 Common Shares in respect of 1,330,300 warrants that were exercised for gross proceeds of $576 (note 19 (a)).

M.	During the year ended December 31, 2024, the Company issued 764,001 Common Shares in respect of 764,001 RSUs that were exercised (note 19 (c)).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – SHAREHOLDERS’ EQUITY (CONTINUED):

N.	On January 29, 2025, the Company announced the pricing of an underwritten public offering of 3,281,250 Common Shares at a public offering price of $6.40 per share. The Company concurrently announced the pricing of a registered direct offering of 1,406,250 Common Shares at a purchase price of $6.40 per share. The offerings closed on January 29, 2025. The total gross proceeds from the offerings to the Company were $30,000. Titan Partners Group LLC, a division of American Capital Partners LLC, acted as sole bookrunner for the underwritten public offering. The Company paid $2,400 in cash and issued 60,650 Common Shares and 229,688 warrants as finders’ fees. The warrants expire on January 29, 2030 and the fair value of the warrants is credited to the Warrant reserve on the Statement of Chanes in Shareholder Equity.

O.	On September 16, 2025, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners LLC, as sole bookrunner (the “Underwriter”), relating to an underwritten public offering (the “Offering”) of 5,625,000 of its common shares, no par value per share (the “Common Shares”), with each Common Share sold at a public offering price of $8.00. The offering closed on September 18, 2025. The total gross proceeds from the offerings to the Company were $45,000. The Company paid $3,150 in cash and issued 324,625 warrants as finders’ fees. The warrants expire on September 16, 2030 and the fair value of the warrants is credited to the Warrant reserve in the Statement of Changes in Shareholder Equity. The warrants expire on September 16, 2030 and the fair value of the warrants is credited to the Warrant reserve on the Statement of Chanes in Shareholder Equity.

P.	During the year ended December 31, 2025, the Company issued 219,667 Common Shares in respect of the exercise of 219,667 vested RSUs (note 19 (c)).

Q.	During the year ended December 31, 2025, the Company issued 225,332 Common Shares in respect of the exercise of 225,332 share options for proceeds of $548(note 19 (b)).

R.	During the year ended December 31, 2025, the Company issued 3,474,596 Common Shares in respect of the exercise of 3,474,596 warrants for proceeds of $17,149 (note 19 (a)).

S.	During the year ended December 31, 2025, the Company issued 5,000 Common Shares in respect of services rendered in the amount of $35.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – WARRANTS AND OPTIONS:

a) Warrants

(i)	Warrant transactions for the years ended December 31, 2025, and 2024 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2024	4,386,234	$6.58
Warrants issued in the January 2024 Registered Direct Offering	651,062
Warrants issued in the July 2024 Private Placement	1,200,000
Exercise of warrants	(1,330,300)
Warrants issued in the October 2024 Private Placement	21,333
Balance, December 31, 2024	4,928,329	$6.17
Expiry of warrants	(721,239)
Exercise of warrants	(3,474,595)
Warrants issued in the January 2025 Registered Direct Offering and September 2025 underwritten public offering	554,313
Balance, December 31, 2025	1,286,808	$13.39

(ii)	As of December 31, 2025, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

December 31, 2025	Expiry date	Exercise price		Exercise price (USD)
88,440	April 18, 2026	ILS	72.563	$22.75
433,825	May 28, 2026	ILS	72.563	$22.75
(*) 252,967	January 4, 2026	CAD	5.13	$3.75
3,200	October 2, 2026	CAD	2.70	$1.88
183,751	January 29, 2030	USD	8.00	$8.00
324,625	September 16, 2030	USD	10.00	$10.00
1,286,808

(*)	Liability Warrants – see note 16.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options

Stock option transactions for the years ended December 31, 2025, and 2024 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2024	1,411,170	$6.33	$4.78
Options granted (i)	552,000
Expiry of options	(206,500)
Balance December 31, 2024	1,756,670	$5.39	$3.75
Options cancelled	(127,668)
Options exercised	(225,332)
Options granted (ii)(iii)(iiii)(iv)	2,863,500
Balance December 31, 2025	4,267,170	$6.14	$8.41

(i)	On August 14, 2024, 552,000 stock options were issued to employees, consultants and officers with an exercise price of $1.78. The options expire on August 13, 2029. The fair value of the options granted was estimated at $779 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.78; Expected option life 5 years; Volatility 109%; Risk-free interest rate 3.67%; Dividend yield 0%.

(ii)	On January 15, 2025, the Company granted an employee 105,000 share options to purchase Common Shares of the company with an exercise price of $6.40 per share. The share options vest quarterly starting on January 15, 2026, and expire on January 15, 2035. The fair value of the options granted was estimated at $627 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.38; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.65%; Dividend yield 0%.

(iii)	On February 12, 2025, the Company granted the CEO 500,000 share options to purchase Common Shares with an exercise price of $6.40 per share, vesting immediately and expiring on February 2, 2035. The fair value of the options granted was estimated at $3,092 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.61; Expected option life 10 years; Volatility 110%; Risk-free interest rate 4.64%; Dividend yield 0%.

(iii)

On June 20, 2025, 229,000 share options were granted to employees. 30,000 share options have an exercise price of $1.775 per share and their vesting schedule is as follows: a third vest on June 30, 2025, a third on June 30, 2026, and a third on June 30, 2027. The remaining 199,000 share options have an exercise price of $6.40 per share and their vesting schedule is as follows: a third vest on June 30, 2026, a third on June 30, 2027, and a third on June 30, 2028. The options expire on June 20, 2035. The fair value of the options granted was estimated at $2,252 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $10.36; Expected option life 10 years; Volatility 108%; Risk-free interest rate 4.38%; Dividend yield 0%.

(iv)

On October 9, 2025, 239,000 share options were granted to employees. 215,000 share options have an exercise price of $8.00 per share, 24,000 share options have an exercise price of $6.40 per share. The vesting schedule is as follows: a third vest on September 30, 2026, a third on September 30, 2027, and a third on September 30, 2028. The options expire on October 9, 2035. The fair value of the options granted was estimated at $1,644 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $7.33; Expected option life 10 years; Volatility 113%; Risk-free interest rate 4.15%; Dividend yield 0%.

(iv)	On December 30, 2025, 1,790,500 share options were granted to employees. 474,500 share options have an exercise price of $8.00 per share and their vesting schedule is as follows: a third vest on December 30, 2025, a third on December 30, 2027, and a third on December 30, 2028. 800,000 share options have an exercise price of $8.00 per share and vest immediately. 1,000 share options have an exercise price of $6.40 per share and their vesting schedule is as follows: a third vest on June 30, 2026, a third on June 30, 2027, and a third on June 30, 2028. 15,000 share options have an exercise price of $8.00 per share and their vesting schedule is as follows: a third vest immediately, a third on December 30, 2026, and a third on December 30, 2027. The remaining 500,000 share options have an exercise price of $6.00 per share and vest immediately. The options expire on December 30, 2035. The fair value of the options granted was estimated at $7,747 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $6.43; Expected option life 10 years; Volatility 105%; Risk-free interest rate 4.13%; Dividend yield 0%.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 19 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options (continued)

(vi)	As of December 31, 2025, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2025	Exercisable as of December 31, 2025	Expiry date	Exercise price (CAD)		Exercise price (USD)
20,000	20,000	June 3, 2026	CAD	21.00	$15.32
6,670	6,670	October 28, 2026	CAD	20.00	$14.59
360,000	360,000	August 2, 2032	CAD	8.90	$6.49
120,000	120,000	August 21, 2032	CAD	10.00	$7.30
220,000	220,000	January 4, 2033	CAD	4.13	$3.01
100,000	100,000	January 4, 2033	CAD	4.13	$3.01
40,000	40,000	November 25, 2027	CAD	5.03	$3.67
103,000	91,000	April 18, 2033	CAD	4.00	$2.92
441,000	146,333	August 14, 2034	CAD	2.43	$1.78
105,000	-	January 15, 2035	CAD	8.77	$6.40
500,000	500,000	February 2, 2035	CAD	8.77	$6.40
30,000	10,000	June 20, 2035	CAD	2.43	$1.775
192,000	-	June 20, 2035	CAD	8.77	$6.40
239,000	6,667	October 9, 2035	CAD	10.96	$8.00
500,000	500,000	December 30, 2035	CAD	8.22	$6.00
1,290,500	805,000	December 30, 2035	CAD	10.96	$8.00
4,267,170	2,925,670

(vii)	Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2025, share-based compensation of $12,703 was recognized and charged to the Consolidated Statement of Comprehensive Loss (December 31, 2024 - $729, December 31, 2023 – $4,245).

c) RSU’s

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

On August 14, 2024, the Company granted 326,000 Restricted Share Units (“RSUs”) to officers and advisors, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 326,000 common shares of no-par value in the Company.

On January 15, 2025, the Company granted an employee 20,000 Restricted Share Units (“RSUs”) pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest immediately.

On February 12, 2025, the Company granted the CEO 400,000 RSUs pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 10,000 smart carts.

On June 20, 2025, the Company granted 125,000 RSUs to an advisor. The RSUs vest immediately.

On December 28, 2025, the Company granted the CEO 500,000 RSUs pursuant to the Company’s RSU plan and in acknowledgement of the Company’s recent success and future workload. The RSUs will vest upon the Company entering into one or more agreements for the binding supply of at least 30,000 smart carts.

On December 30, 2025, the Company granted 500,000 RSUs to an advisor. The RSUs vest immediately.

RSU’s transactions for the year ended December 31, 2025, and for the year ended December 31, 2024, are as follows:

Number
Balance, January 1, 2024	588,834
RSUs granted	326,000
Expiry of RSUs	(40,166)
Exercise of RSUs	(764,001)
Balance, December 31, 2024	110,667
RSUs granted	1,545,000
Expiry of RSUs	(6,000)
Exercise of RSUs	(219,667)
Balance, December 31, 2025	1,430,000

Total exercisable RSU’s as at December 31, 2025, are 930,000. During the year ended December 31, 2025, share-based compensation in respect of RSU’s of $7,619 was charged to the Consolidated Statement of Comprehensive Loss (December 31, 2024 – $1,184, December 31, 2023 – $1,079).

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 20 – NON-CONTROLLING INTERESTS

The following Company subsidiaries which have non-controlling interests:

	December 31,	December 31,
	2025	2024

Cust2mate	$(1,547)	$(7,065)
	$(1,547)	$(7,065)

Non-controlling interests
Balance, December 31, 2024	(7,065)
Increase in holding of Cust2mate	6,267
Non-controlling interest share of losses	(749)
Balance, December 31, 2025	(1,547)

NOTE 21 – REVENUES:

Revenue streams:

	Year Ended December 31
	2025	2024	2023

Revenues from sales of precision metal parts	$4,693	$4,844	$3,084
Smart Carts:
Product	2,386	-	5,628
Services	822	532	500
Revenues from smart carts project	3,208	532	6,128
	$7,901	$5,376	$9,212

NOTE 22 – COST OF REVENUES:

	Year Ended December 31
	2025	2024	2023

Payroll and related expenses	$1,812	$1,583	$1,412
Share-based compensation	315	-	-
Subcontractor and outsourced work	135	3	116
Materials and components consumed	3,675	1,566	5,701
Depreciation	321	117	118
Smart cart maintenance	514	41	429
Other	35	177	183
	$6,807	$3,487	$7,959

NOTE 23 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended December 31
	2025	2024	2023

Payroll and related expenses	$4,610	$2,417	$1,758
Subcontractor and outsourced work	935	1,081	1,683
Share-based compensation	4,154	191	532
Pilot expenses and other	245	164	130
	$9,944	$3,853	$4,103

NOTE 24 – SALES AND MARKETING:

	Year Ended December 31
	2025	2024	2023

Payroll and related expenses	$338	$686	$363
Professional fees	1,181	434	776
Share-based compensation	2,338	96	238
	$3,857	$1,216	$1,377

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 25 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended December 31
	2025	2024	2023

Payroll and related	$2,956	$2,891	$4,007
Professional fees	2,525	1,470	1,966
Share-based compensation	13,550	1,632	4,531
Depreciation and amortization	494	395	414
Office maintenance	951	367	252
Investor relations	1,298	258	-
Rent and related expenses	244	200	360
Travel	349	184	129
Public company related expenses	173	144	824
Directors & officers’ insurance	350	228	253
Other	859	179	331
	$23,749	$7,948	$13,067

NOTE 26 - LOSS PER SHARE:

Both the basic and diluted loss per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year Ended December 31
	2025	2024	2023

Net loss for the year attributable to A2Z’s shareholders	$37,735	$16,996	$16,061
Weighted average number of ordinary shares	36,958,606	21,369,527	13,899,212
Basic and diluted loss per share from continued operations	$0.96	$0.71	$1.10
Basic and diluted loss per share from discontinued operations	$0.07	$0.09	$0.06

NOTE 27 – FINANCIAL EXPENSES, NET:

	Year Ended December 31
	2025	2024	2023

Bank fees and interest	$20	$136	$124
Interest expenses from lease liabilities	185	47	62
Revaluation of financial asset at fair value	1,014	153	70
Finance income	(618)	(158)	(85)
Financial expenses	$601	$178	$171

NOTE 28 – INCOME TAX EXPENSE:

A. Taxes on income:

The combined Canadian federal and provincial statutory income tax rate is 26.5% in 2025, 2024 and 2023.

Israeli corporate tax rates is 23% in 2025, 2024 and 2023.

B. Tax reconciliation:

	Year Ended December 31
	2025	2024	2023

Loss before income tax	$(38,484)	$(19,263)	$(18,057)
Statutory tax rate	23%	23%	23%
Income tax benefit at the statutory tax rate	8,851	4,430	4,153
Current period tax losses carried forward (unrecognized)	(8,851)	(4,430)	(4,153)
Income tax expense	$-	$-	$-

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 29- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

	Year ended December 31, 2025				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2025
Chairman and former CEO	$-	$578	$-	$578	$(61)
Director and CEO	-	1,161	9,035	10,196	(63)
CFO	-	34	8	42	(3)
Directors	21	-	21	42	(2)
	$21	$1,773	$9,064	$10,858	$(129)

	Year ended December 31, 2024				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2024
Chairman and former CEO	$-	$730	$-	$730	$(44)
Director and CEO	-	543	249	792	(27)
Former CFO	-	90	-	90	-
CFO	14	19	34	67	(2)
Directors	19	-	63	82	(4)
	$33	$1,382	$346	$1,761	$(76)

	Year ended December 31, 2023				Amounts owing by (to) as of
	Directors Fees	Consulting Fees/Salaries	Share based awards	Total	December 31, 2023
Director and CEO	$-	$-	$-	$-	$462
Company controlled by CEO	-	1,235	-	1,235	(103)
CFO	-	96	-	96	(9)
Directors	32	325	263	620	(30)
	$32	$1,656	$263	$1,951	$(142)

(1)	The Company’s former CEO has a consulting agreement with the Company pursuant to which he earns $27 per month.

(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earns $3 (CAD$4) per month.

(3)	The Company’s CEO has a consulting agreement with the Company pursuant to which he earns $50 per month.

(4)	Three non-executive directors, of which two earn directors’ fees of $1 per month.

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

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans in different currencies (NIS, CAD and USD). The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

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

	December 31,	December 31,
	2025	2024

Cash and Cash Equivalents	$13,525	$13,526
Deposits	384	206
Investment in financial assets	55,642	-
Short term and long term trade receivables	4,255	2,024
Long term financial assets at fair value	333	200
Other accounts receivable	2,937	581
Total	$77,076	$16,537

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

	Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$3,348	$3,348	$-
Other accounts payable	$2,200	$2,200	$-
Loans	$38	$9	$29
Lease liability	$2,577	$1,030	$1,959

C.	Market risks:

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

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company buys its inventories mostly in USD and sells its products in NIS. Foreign exchange exposures are managed within utilizing forward foreign exchange contracts.

As of December 31, 2025, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $838.

D.	Interest rate risks:

The Company’s exposure to cash flow interest rate risk from long-term borrowings at variable rate, which is immaterial.

E.	Capital management

The Company considers its capital to be comprised financial assets and inventory net of financial liabilities excluding warrant liabilities. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2025. There are no externally imposed restrictions on the Company’s capital.

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 31 – COMMITMENTS

One of the Company’s Israeli subsidiaries leases office space with the lease expiring on March 31, 2029. Lease payments are approximately $48 per month ($576 annually). Another one of the Company’s Israeli subsidiaries leases warehouse space, with the lease expiring on March 31, 2029. Lease payments are approximately $18 thousand per month ($216 thousand annually). Another one of the Company’s Israeli subsidiaries leases its factory space with the lease expiring on March 31, 2027. Lease payments are approximately $19 thousand per month ($228 thousand annually).

NOTE 32 – DISCONTINUED OPERATIONS

On June 30, 2025, the Company entered into a share purchase agreement (the “A2ZMS Agreement”) pursuant to which it sold its wholly-owned subsidiary A2ZMS Advanced Military Solutions Ltd., a company organized under the laws of Israel (“A2ZMS”), to a purchaser residing in Israel for a purchase price of 500,000 ILS. The purchaser is related to a director of the Company. The A2ZMS Agreement was approved by all of the independent directors of the Company. The Company received an independent valuation of A2ZMS in connection with this transaction.

The results of operations of A2ZMS were classified as discontinued operations in these consolidated financial statements of the Company as of December 31, 2025.

The below are the data of operating results attributed to the discontinued operations:

	Yeat ended December 31,
	2025	2024	2023

Revenues	$824	$1,790	$2,163
Cost of revenues	767	1,692	1,423
Gross profit	57	98	740

Expenses:
Research and development costs	9	164	648
General and administration expenses	1,455	1,714	866
Operating loss	(1,407)	(1,780)	(774)

Other expense	-	-
Financial (income) expense	9	61	46
Loss before taxes on income	(1,416)	(1,841)	(820)
Income tax expense	-	-	-
Loss on disposal of discontinued operations*	(1,009)	-	-
Net loss for the year from discontinued operations	$(2,425)	$(1,841)	$(820)

(*)	The loss on disposal of discontinued operations was determined as follows:

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 32 – DISCONTINUED OPERATIONS (CONTINUED)

	Year ended December 31,
	2025	2024

Consideration received on disposal of discontinued operations	$148	$-
Cash disposed of	(549)	-
Net cash outflow on disposal of discontinued operations	(401)	-

Net assets disposed (other than cash):
Property, equipment and right of use assets, net	(416)	-
Trade and other receivables	(668)	-
Trade and other payables	223	-
Loans	94	-
Severance payments, net	159	-
	$(1,009)	$-

	Year ended
	December 31,
	2025	2024

Net cash flows provided by (used by) discontinued operations

From operating activities	$514	$338
From investing activities	(47)	(94)
From financing activities	(134)	(255)
	$333	$11

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 33 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments, currently in one graphical location (Israel):

a.	Retail automation solutions – Smart Carts (“Smart Carts”)

b.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Year Ended December 31, 2025
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$4,693	$3,208	$7,901

Cost of revenues
External	4,163	2,644	6,807
Inter-segment	-	-	-
Total	4,163	2,644	6,807

Segment operational loss	392	36,064	36,456
Loss on revaluation of warrant liability			(998)
Finance expense, net			601
Tax expenses			-
Loss			$36,059

	Year Ended December 31, 2024
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$4,844	$532	$5,376

Cost of revenues
External	3,258	275	3,533
Inter-segment	-	(46)	(46)
Total	3,258	229	3,487

Segment operational loss (gain)	(182)	13,037	12,855
Loss on revaluation of warrant liability			4,389
Finance expense, net			178
Tax expenses			-
Loss			$17,422

A2Z CUST2MATE SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 33 – OPERATING SEGMENTS (CONTINUED):

	Year Ended December 31, 2023
	Precision Metal Parts	Smart Carts	Total
Revenues
External	$3,084	$6,128	$9,212

Cost of revenues
External	2,867	5,548	8,415
Inter-segment	-	(456)	(456)
Total	2,867	5,092	7,959

Segment operational loss	2,416	15,905	18,321
Gain on revaluation of warrant liability			(1,255)
Finance expense, net			171
Tax expenses			-
Loss			$17,237

	As at December 31, 2025
	Precision Metal Parts	Smart Carts	Total
Segment assets	$2,871	$82,289	$85,160
Segment liabilities	$1,138	$7,601	$8,739

	As at December 31, 2024
	Precision Metal Parts	Discontinued operations	Smart Carts	Total
Segment assets	$3,017	$1,043	$14,818	$18,878
Segment liabilities	$2,138	$717	$9,179	$12,034

NOTE 34 – SUBSEQUENT EVENTS:

During January 2026, the Company issued 400,000 Common Shares in respect of the exercise of 400,000 vested RSUs.

During January 2026, the Company issued 4,000 Common Shares in respect of the exercise of 4,000 share options for proceeds of $11.

During January 2026, the Company issued 252,967 Common Shares in respect of the exercise of 252,967 warrants for proceeds of $945.

